   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1996

                                                  REGISTRATION NO. 333-
                                                  REGISTRATION NO. 333-     -01
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ---------------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                            ---------------------

                        FIRST BANKS, INC.                                           FIRST PREFERRED CAPITAL TRUST
      (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)          (EXACT NAME OF CO-REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             MISSOURI                                                          DELAWARE
  (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)    (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                            43-1175538                                                        43-1765214
               (I.R.S. EMPLOYER IDENTIFICATION NO.)                              (I.R.S. EMPLOYER IDENTIFICATION NO.)

      135 NORTH MERAMEC AVENUE, ST. LOUIS, MISSOURI 63105 (314) 854-4600 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
         REGISTRANT'S AND CO-REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ---------------------
                                ALLEN H. BLAKE
                           EXECUTIVE VICE PRESIDENT
                               FIRST BANKS, INC.
               11901 OLIVE BOULEVARD, ST. LOUIS, MISSOURI 63141
                                (314) 995-8700

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ---------------------
                                WITH COPIES TO:

                       THOMAS C. ERB, ESQ.                                             FREDERICK W. SCHERRER, ESQ.
                   LEWIS, RICE & FINGERSH, L.C.                                             BRYAN CAVE LLP
                  500 NORTH BROADWAY, SUITE 2000                                    211 NORTH BROADWAY, SUITE 3600
                    ST. LOUIS, MISSOURI 63102                                       ST. LOUIS, MISSOURI 63102-2750
                          (314) 444-7600                                                    (314) 259-2000

                            ---------------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                          PROPOSED MAXIMUM    PROPOSED MAXIMUM
                TITLE OF EACH CLASS OF                    AMOUNT TO BE     OFFERING PRICE    AGGREGATE OFFERING       AMOUNT OF
             SECURITIES TO BE REGISTERED                 REGISTERED<F1>       PER UNIT              PRICE         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
  Preferred Securities of First Preferred Capital
    Trust<F1>.........................................      2,760,000          $25.00            $69,000,000         $20,909.09
------------------------------------------------------------------------------------------------------------------------------------
  Subordinated Debentures of First Banks, Inc.<F2>....        <F2>               --                  --                  --
------------------------------------------------------------------------------------------------------------------------------------
  Guarantee of First Banks, Inc., with respect to
    Preferred Securities<F3>..........................        <F3>               --                  --                  --
====================================================================================================================================

<F1>Includes 360,000 Preferred Securities which may be sold by First Preferred
    Capital Trust to cover over-allotments.
<F2>The Subordinated Debentures will be purchased by First Preferred Capital
    Trust with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of First Preferred Capital Trust upon its dissolution and the distribution of its assets.
<F3>This Registration Statement is deemed to cover the Subordinated Debentures of First Banks, Inc., the rights of holders of Subordinated Debentures of First Banks, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by First Banks, Inc. No separate consideration will be received for the Guarantee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===============================================================================

                               FIRST BANKS, INC.

                             CROSS REFERENCE SHEET

                    FORM S-2 ITEM NUMBER AND HEADING                                   LOCATION IN PROSPECTUS
                    --------------------------------                                   ----------------------

  1.  Forepart of the Registration Statement and Outside Front
        Cover Page of Prospectus..................................  Facing Page of Registration Statement; Cross Reference
                                                                      Sheet; Outside Cover Page of Prospectus.

  2.  Inside Front and Outside Back Cover Pages of
        Prospectus................................................  Inside Front Cover Page; Back Cover Page; Incorporation of
                                                                      Certain Documents by Reference; Available Information.

  3.  Summary Information, Risk Factors and Ratio of Earnings to
        Fixed Charges.............................................  Prospectus Summary; Selected Consolidated Financial Data;
                                                                      Risk Factors.

  4.  Use of Proceeds

  5.  Determination of Offering Price.............................  Not Applicable.

  6.  Dilution....................................................  Not Applicable.

  7.  Selling Security Holders

  8.  Plan of Distribution........................................  Outside Front Cover Page; Underwriting.

  9.  Description of Securities to be Registered..................  Prospectus Summary; Description of the Preferred Securities;
                                                                      Description of the Subordinated Debentures; Description of
                                                                      the Guaranty; Description of Other Capital Stock.

 10.  Interests of Named Experts and Counsel......................  Validity of Securities; Experts.

 11.  Information With Respect to the Registrant..................  Prospectus Summary; Capitalization; Selected Consolidated
                                                                      Financial Data; Management's Discussion and Analysis;
                                                                      Business; Incorporation of Certain Documents by Reference;
                                                                      Description of the Preferred Securities; Description of
                                                                      the Subordinated Debentures; Description of the Guarantee;
                                                                      Relationship Among the Preferred Securities, the
                                                                      Subordinated Debentures and the Guarantee; Description of
                                                                      Other Capital Stock; Consolidated Financial Statements.

 12.  Incorporation of Certain Information by Reference...........  Incorporation of Certain Documents by Reference.

 13.  Disclosure of Commission Position on
        Indemnification for Securities Act Liabilities............  Not Applicable.

********************************************************************************
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A      *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH    *
*   THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD   *
*   NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION       *
*   STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN       *
*   OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE    *
*   ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,             *
*   SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR            *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                 *
********************************************************************************

                SUBJECT TO COMPLETION, DATED DECEMBER 20, 1996

PROSPECTUS
                        2,400,000 PREFERRED SECURITIES
                         FIRST PREFERRED CAPITAL TRUST

                     % CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)      FIRST
                      GUARANTEED, AS DESCRIBED HEREIN, BY            BANK
                               FIRST BANKS, INC.
                               -----------------

                  $60,000,000   % SUBORDINATED DEBENTURES OF

                               FIRST BANKS, INC.
                               -----------------

The   % Cumulative Trust Preferred Securities (the ``Preferred Securities'')
offered hereby represent preferred undivided beneficial interests in the assets of First Preferred Capital Trust, a statutory business trust created under the laws of the State of Delaware (``First Capital''). First Banks, Inc., a Missouri corporation (``First Banks''), will own all the common securities (the ``Common Securities'' and, together with the Preferred Securities, the ``Trust Securities'') representing undivided beneficial interests in the assets of First Capital.

                                                       (continued on next page)

    Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol ``FBNKO.''

                               -----------------

    SEE ``RISK FACTORS'' ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               -----------------

THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS OR DEPOSIT
  ACCOUNTS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NON-
    BANKING AFFILIATE OF FIRST BANKS (EXCEPT TO THE EXTENT THAT PREFERRED
     SECURITIES ARE GUARANTEED BY FIRST BANKS AS DESCRIBED HEREIN), ARE
       NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
         ANY OTHER GOVERNMENT AGENCY AND INVOLVE INVESTMENT
             RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                               -----------------

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================================
                                                       PRICE TO           UNDERWRITING           PROCEEDS TO
                                                        PUBLIC            DISCOUNT<F1>      FIRST CAPITAL<F2><F3>
------------------------------------------------------------------------------------------------------------------
Per Preferred Security..........................        $25.00                <F2>                    $
------------------------------------------------------------------------------------------------------------------
Total<F4>.......................................      $60,000,000             <F2>                    $
==================================================================================================================

<F1>First Capital and First Banks have each agreed to indemnify the
    Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See ``Underwriting.''

<F2>In view of the fact that the proceeds of the sale of the Preferred
    Securities will be invested in the Subordinated Debentures, First Banks has agreed to pay the Underwriters as compensation for its arranging the
    investment therein of such proceeds, $            per Preferred Security,
    or $            in the aggregate, ($            if the over-allotment
    option is exercised in full). See ``Underwriting.''

<F3>Before deducting expenses payable by First Banks, estimated to be $300,000.

<F4>First Capital has granted the Underwriters an option exercisable within 30 days from the date of this Prospectus to purchase up to 360,000 additional Preferred Securities on the same terms and conditions set forth above to cover over-allotments, if any. If all such additional Preferred Securities are purchased, the total Price to Public and Proceeds to First Capital will
    be $69,000,000 and $            respectively. See ``Underwriting.''

                               -----------------

    The Preferred Securities are offered by the Underwriters subject to receipt and acceptance by them, prior sale and the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of certificates for the Preferred
Securities will be made on or about                 , 1997.

                          STIFEL, NICOLAUS & COMPANY
                                 INCORPORATED

                , 1997

(continued from previous page)

    State Street Bank and Trust Company is the Property Trustee (as defined herein) of First Capital. First Capital exists for the purpose of issuing the Preferred Securities and investing the proceeds thereof in an equivalent amount
of   % Subordinated Debentures (the ``Subordinated Debentures'') of First
Banks. The Subordinated Debentures will mature on March 31, 2027, which date may be (i) shortened to a date not earlier than March 31, 2002, or (ii) extended to a date not later than March 31, 2046, in each case if certain conditions are met (including, in the case of shortening the Stated Maturity (as defined herein), First Banks having received prior approval of the Board of Governors of the Federal Reserve System (``Federal Reserve'') to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See ``Description of the Preferred Securities--Subordination of Common Securities.''

    Holders of Preferred Securities are entitled to receive preferential
cumulative cash distributions, at the annual rate of   % of the liquidation
amount of $25 per Preferred Security (the ``Liquidation Amount''), accruing from the date of original issuance and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing March 31, 1997 (the ``Distributions''). First Banks has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an ``Extended Interest Payment Period''); provided that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, First Banks may elect to begin a new Extended Interest Payment Period subject to the requirements set forth herein. If interest payments on the Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and First Banks will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. DURING AN EXTENDED INTEREST PAYMENT PERIOD, INTEREST ON THE SUBORDINATED DEBENTURES WILL CONTINUE TO ACCRUE (AND THE AMOUNT OF DISTRIBUTIONS TO WHICH HOLDERS OF THE PREFERRED SECURITIES ARE
ENTITLED WILL ACCUMULATE) AT THE RATE OF   % PER ANNUM, COMPOUNDED QUARTERLY,
AND HOLDERS OF THE PREFERRED SECURITIES WILL BE REQUIRED TO INCLUDE INTEREST INCOME IN THEIR GROSS INCOME FOR UNITED STATES FEDERAL INCOME TAX PURPOSES IN ADVANCE OF RECEIPT OF THE CASH DISTRIBUTIONS WITH RESPECT TO SUCH DEFERRED INTEREST PAYMENTS. A HOLDER OF PREFERRED SECURITIES THAT DISPOSES OF ITS PREFERRED SECURITIES BETWEEN RECORD DATES FOR PAYMENTS OF DISTRIBUTIONS (AND CONSEQUENTLY DOES NOT RECEIVE A DISTRIBUTION FROM FIRST CAPITAL FOR THE PERIOD PRIOR TO SUCH DISPOSITION) WILL NEVERTHELESS BE REQUIRED TO INCLUDE ACCRUED BUT UNPAID INTEREST ON THE SUBORDINATED DEBENTURES THROUGH THE DATE OF DISPOSITION IN INCOME AS ORDINARY INCOME AND TO ADD SUCH AMOUNT TO ITS ADJUSTED TAX BASIS IN ITS PRO RATA SHARE OF THE UNDERLYING SUBORDINATED DEBENTURES DEEMED DISPOSED OF. See ``Description of the Subordinated Debentures--Option to Extend Interest Payment Period,'' ``Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount'' and ``--Dispositions of Preferred Securities.''

    First Banks and First Capital believe that, taken together, the obligations of First Banks under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, a full, irrevocable and unconditional guaranty, on a subordinated basis, of all of the obligations of First Capital under the Preferred Securities. See ``Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee.'' The Guarantee of First Banks guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by First Capital, as described herein. See ``Description of the Guarantee--General.'' If First Banks does not make interest payments on the Subordinated Debentures held by First Capital, First Capital will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when First Capital does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may institute a legal proceeding directly against First Banks pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See ``Description of the Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities.'' The obligations of First Banks under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (each as defined herein) of First Banks. The Subordinated Debentures are unsecured obligations of First Banks and are subordinated to all Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks.

                                                       (continued on next page)

(continued from previous page)

     The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Subordinated Debentures are redeemable prior to maturity at the option of First Banks (i) on or after March 31, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event or an Investment Company Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See ``Description of the Preferred Securities--Redemption or Exchange.''

    First Banks has the right at any time to dissolve, wind-up or terminate First Capital subject to First Banks having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. In the event of the voluntary or involuntary dissolution, winding up or termination of First Capital, after satisfaction of liabilities to creditors of First Capital as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $25 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Subordinated Debenture having an aggregate principal amount equal to the Liquidation Amount of such Preferred Securities (and carrying with it accumulated interest in an amount equal to the accumulated and unpaid Distributions then due on such Preferred Securities), subject to certain exceptions. See ``Description of the Preferred Securities--Redemption or Exchange'' and ``--Liquidation Distribution Upon Termination.''

                               -----------------

First Banks will provide to the holders of the Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by First Banks' independent auditors. First Banks will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of the Preferred Securities who so request in writing addressed to the Secretary of First Banks.

                               -----------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                      FIRST BANKS, INC. AND SUBSIDIARIES

                               MAP OF LOCATIONS

[MAP]

METRO MISSOURI
Arnold
Bogey Hills
Chesterfield Village
Clayton
Craig
Creve Coeur
Ellisville
Florissant (2)
Four Seasons
Graham
Gravois
Hampton
Kirkwood
Lemay
Manchester
Riverview
Shrewsbury
St. Peters (2)
Telegraph
Tesson Ferry
Town & Country
Twin Oaks
Warson Woods
Webster Groves
St. Charles

REGIONAL
MISSOURI
Beaufort
Bismarck
Dutzow
Fulton
Gerald
Hermann
Lake Saint Louis
Middletown
Montgomery City
Morrison
Owensville
Park Hills (2)
Warrenton
Washington
Wentzville

SOUTHERN
ILLINOIS
Belleville
Breese
Carbondale
Chester (2)
Columbia
Fairview Heights
Greenville
Johnston City
Lawrenceville (2)
O'Fallon (2)
Granite City
Red Bud
Salem (4)
Valmeyer
Vandalia
Waterloo
West Frankfort (2)

CENTRAL &
NORTHERN
ILLINOIS
Abingdon
Avon
Bartonville
Bunker Hill
Cambridge
Canton
Carlinville
Chicago (2)
Cuba
Decatur
Galesburg (2)
Galva
Havana
Jacksonville
Knoxville
Mount Pulaski
Peoria (4)
Pittsfield
Pleasant Hill
Quincy (2)
Rock Falls
Roodhouse
Springfield
Sterling
Winchester


[MAP]

CALIFORNIA
FIRST BANK & TRUST
Bellflower
Bolsa Chica
Huntington Beach
Irvine
IrvineCulver
San Jose
Santa Barbara
  Northside
Santa Barbara
  Downtown
Santa Maria
Walnut Creek
Bixby Knolls
Fountain Valley
Long Beach

SUNRISE BANK OF
CALIFORNIA
Roseville
Citrus Heights
San Francisco

FIRST COMMERCIAL
BANK
Campbell
Concord
Douglas
Howe
San Francisco
Vernon

TEXAS
BANKTEXAS N.A.
(Dallas)
Abrams
Irving-Las Colinas
McKinney
(Houston)
Allen Parkway
Northside
Westheimer

                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements of First Banks, including the related notes, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Prospective investors should carefully consider the information set forth under the heading ``Risk Factors.''

                                  FIRST BANKS

    First Banks is a registered bank holding company headquartered in St. Louis County, Missouri. First Banks' principal business is the ownership and operation of its subsidiary banks and thrifts (the ``Subsidiary Banks''), which offer a broad range of commercial and personal banking services through its banking facilities located in Missouri, Illinois, California and Texas. Of these banking facilities, 27 are located in the St. Louis metropolitan area, which is First Banks' primary market area with a population of approximately
2.5 million. At September 30, 1996, First Banks had total assets of $3.5 billion, total loans of $2.7 billion, total deposits of $3.1 billion, and total shareholders' equity of $244 million. The principal executive office of First Banks is 135 North Meramec Avenue, St. Louis, Missouri 63105, and its telephone number is (314) 854-4600.

    First Banks has grown through a combination of acquisitions and internal growth. Prior to 1994, First Banks' acquisitions had been concentrated within its primary market area of eastern Missouri and southern Illinois. The premiums required to successfully pursue acquisitions escalated sharply in 1993, reducing dramatically the economic viability of many potential acquisitions in that area. Recognizing this, First Banks began to expand the geographic area in which it approached acquisition candidates. While First Banks was successful in making acquisitions in Chicago and northern Illinois, it became apparent that acquisition pricing, in Chicago and other areas being considered, was comparable to that of First Banks' primary acquisition area. As a result, while First Banks continued to pursue acquisitions within these areas, it turned much of its attention in 1994 and 1995 to institutions which could be acquired at more attractive prices which were within major metropolitan areas outside its immediate market area. This resulted in two acquisitions in Missouri, three in Illinois, one in Texas and seven in California during this period and the increase in total assets by 75% from December 31, 1993 to September 30, 1996.

    First Banks follows a policy of retaining earnings to support its growth. First Banks has never paid, and has no present intention to pay, dividends on its Common Stock and has, therefore, increased retained earnings by 37% since December 31, 1993.

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                            -----------------          ----------------------------------------
                                            1996         1995          1995     1994     1993     1992     1991
                                            ----         ----          ----     ----     ----     ----     ----
                                                                   (DOLLARS IN MILLIONS)
Assets..................................    $3,546       3,700         3,623    2,880    2,032    2,047    1,996
Retained earnings.......................       164         153           157      138      120      102       85
Stockholders' equity....................       244         230           235      217      202      181      111
Net income..............................        11          20            24       24       23       19       17
Locations...............................       123         120           125       92       80       80       78

    Through the 126 locations of its Subsidiary Banks, First Banks offers a broad range of commercial and personal banking services including certificate of deposit accounts, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts, and money market accounts. Loans include commercial, financial, agricultural, municipal and industrial development, real estate construction and development, commercial and residential real estate, consumer and installment loans. Other financial services include mortgage banking, discount brokerage, credit-related insurance, automatic teller machines, safe deposit boxes, and trust services offered by certain Subsidiary Banks.

    First Banks' management philosophy is to centralize overall corporate policies, procedures, and administrative functions and to provide operational support functions for the Subsidiary Banks. Primary responsibility for managing the Subsidiary Banks rests with each of the officers and directors of the respective Subsidiary Banks.

    All of the voting stock of First Banks is owned by various trusts which were created by and are administered by and for the benefit of Mr. James F. Dierberg, Chairman of the Board, President and Chief Executive Officer of First Banks, and members of his immediate family. Mr. Dierberg, therefore, controls the management and policies of First

Banks and the election of its directors. See ``Risk Factors--Risk Factors Relating to First Banks--Control of First Banks.'' First Banks also has a class of non-voting preferred stock, the Class C 9.00% Increasing Rate, Redeemable, Cumulative Preferred Stock (the ``Class C Preferred Stock''), which is traded on The Nasdaq Stock Market's National Market under the symbol FBNKP. On December 1, 1997, the annual dividend rate on the Class C Preferred Stock will increase by 0.75% to 9.75% and, on such date, the Class C Preferred Stock will become redeemable by First Banks.

                                 FIRST CAPITAL

    First Capital is a statutory business trust formed under Delaware law pursuant to (i) a trust agreement, dated as of December 12, 1996, executed by First Banks, as depositor, and the trustees of First Capital (together with the Property Trustee, the ``Trustees''), and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on December 13, 1996. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the ``Trust Agreement'') substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the ``Trust Indenture Act''). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. First Banks will acquire all of the Common Securities which will represent an aggregate liquidation amount equal to at least 3% of the total capital of First Capital. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of First Banks as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See ``Description of the Preferred Securities--Subordination of Common Securities.'' First Capital exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of First Capital, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by First Banks, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Subordinated Debentures and payments thereunder will be the only assets of First Capital and payments under the Subordinated Debentures will be the only revenue of First Capital. First Capital has a term of 55 years, but may terminate earlier as provided in the Trust Agreement. The principal executive office of First Capital is 135 North Meramec Avenue, St. Louis, Missouri 63105, and its telephone number is (314) 854-4600.

    The number of Trustees will, pursuant to the Trust Agreement, initially be five. Three of the Trustees (the ``Administrative Trustees'') will be persons who are employees or officers of, or who are affiliated with, First Banks. The fourth trustee will be a financial institution that is unaffiliated with First Banks, which trustee will serve as institutional trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the ``Property Trustee''). State Street Bank and Trust Company, a Massachusetts banking corporation, will be the Property Trustee until removed or replaced by the holder of the Common Securities. For purposes of compliance with the provisions of the Trust Indenture Act, State Street Bank and Trust Company will also act as trustee (the ``Guarantee Trustee'') under the Guarantee and as Debenture Trustee (as defined herein) under the Indenture. The fifth trustee will be an entity that maintains its principal place of business in the State of Delaware (the ``Delaware Trustee''). Wilmington Trust Company, a Delaware chartered trust company, will act as Delaware Trustee.

    The Property Trustee will hold title to the Subordinated Debentures for the benefit of the holders of the Trust Securities and in such capacity will have the power to exercise all rights, powers and privileges under the Indenture. The Property Trustee will also maintain exclusive control of a segregated non-interest-bearing bank account (the ``Property Account'') to hold all payments made in respect of the Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. First Banks, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Trustee and to increase or decrease the number of Trustees. First Banks will pay all fees and expenses related to First Capital and the offering of the Trust Securities.

    The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Delaware Business Trust Act (the ``Trust Act'') and the Trust Indenture Act. See ``Description of the Preferred Securities.''

                                          THE OFFERING

Securities Offered.................  2,400,000 Preferred Securities having a Liquidation Amount of $25 per
                                     Preferred Security. The Preferred Securities represent preferred undivided beneficial interests in the assets of First Capital, which will consist solely of the Subordinated Debentures and payments thereunder. First Capital has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 360,000 Preferred Securities at the initial offering price, solely to cover over-allotments, if any.

Distributions......................  The Distributions payable on each Preferred Security will be fixed at
                                     a rate per annum of   % of the Liquidation Amount of $25 per Preferred
                                     Security, will be cumulative, will accrue from                 , 1997,
                                     the date of issuance of the Preferred Securities, and will be payable quarterly in arrears, on March 31, June 30, September 30 and December
                                     31 of each year, commencing March 31, 1997. See ``Description of the
                                     Preferred Securities--Distributions--Payment of Distributions.''

Option to Extend Interest Payment
  Period...........................  First Banks has the right, at any time, so long as no Debenture Event of Default has occurred and is continuing, to defer payments of interest on the Subordinated Debentures for a period not exceeding 20 consecutive quarters; provided, that no Extended Interest Payment
                                     Period may extend beyond the Stated Maturity of the Subordinated
                                     Debentures. As a consequence of the extension by First Banks of the interest payment period, quarterly Distributions on the Preferred
                                     Securities will be deferred (though such Distributions would continue to accrue with interest thereon compounded quarterly, since interest will continue to accrue and compound on the Subordinated Debentures)
                                     during any such Extended Interest Payment Period. During an Extended
                                     Interest Payment Period, First Banks will be prohibited, subject to certain exceptions described herein, from declaring or paying any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures.
                                     Upon the termination of any Extended Interest Payment Period and the payment of all amounts then due, First Banks may commence a new Ex-
                                     tended Interest Payment Period, subject to the foregoing requirements.
                                     See ``Description of the Preferred Securities--Distributions--Extended
                                     Interest Payment Period'' and ``Description of the Subordinated Deben-
                                     tures--Option to Extend Interest Payment Period.''

                                     Should an Extended Interest Payment Period occur, holders of Preferred
                                     Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. See ``Certain Federal Income Tax
                                     Consequences--Potential Extension of Interest Payment Period and
                                     Original Issue Discount.''

Optional Redemption................  The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the
                                     Federal Reserve, the Subordinated Debentures are redeemable prior to maturity at the option of First Banks (i) on or after March 31, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event or an Investment Company Event, in each case at the redemption price equal to 100% of

                                       4

                                     the principal amount of the Subordinated Debenture, together with any accrued but unpaid interest to the date fixed for redemption. See
                                     ``Description of the Subordinated Debentures--Redemption or
                                     Exchange.''

Distribution of Subordinated
  Debentures.......................  First Banks has the right at any time to terminate the Preferred
                                     Securities and cause the Subordinated Debentures to be distributed to holders of Preferred Securities in liquidation of First Capital, subject to First Banks having received prior approval of the Federal
                                     Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. See ``Description of the Preferred
                                     Securities--Redemption or Exchange'' and ``Description of the
                                     Preferred Securities--Liquidation Distribution Upon Termination.''

Guarantee..........................  First Banks has guaranteed the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by First Capital, as described herein. First Banks and First Capital believe that, taken together, the obligations of First Banks under the Guarantee, the Trust
                                     Agreement, the Subordinated Debentures, the Indenture and the Expense
                                     Agreement provide, in the aggregate, a full, irrevocable and unconditional guaranty, on a subordinated basis, of all of the obligations of First Capital under the Preferred Securities. The obligations of First Banks under the Guarantee and the Preferred
                                     Securities are subordinate and junior in right of payment to all
                                     Senior Debt, Subordinated Debt and Additional Senior Obligations of
                                     First Banks. If First Banks does not make principal or interest payments on the Subordinated Debentures, First Capital will not have sufficient funds to make distributions on the Preferred Securities; in which event, the Guarantee will not apply to such Distributions until
                                     First Capital has sufficient funds available therefor. See
                                     ``Description of the Guarantee.''

Voting Rights......................  The holders of the Preferred Securities generally will have no voting rights except in limited circumstances. See ``Description of the
                                     Preferred Securities--Voting Rights; Amendment of Trust Agreement.''

Use of Proceeds....................  The proceeds from the sale of the Preferred Securities offered hereby will be used by First Capital to purchase the Subordinated Debentures issued by First Banks. First Banks intends to use the net proceeds from the sale of the Subordinated Debentures to, temporarily, reduce the amount of its indebtedness under the Credit Agreement (as defined herein), although First Banks expects the amount outstanding thereunder to increase in the future and to use any subsequent borrowings under the Credit Agreement for general corporate purposes, including the possible (i) repurchase or redemption of all or a portion of its outstanding Class C Preferred Stock (which becomes redeemable on December 1, 1997), (ii) funding of investments in, or extensions of credit to, its banking and nonbanking subsidiaries,
                                     (iii) acquisition of other financial institutions or their assets or liabilities, and (iv) acquisition of or investment in other businesses of a type eligible for bank holding companies. See ``Use of
                                     Proceeds.''

Nasdaq National Market Symbol......  Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol FBNKO.

                                       5

                    SUMMARY CONSOLIDATED FINANCIAL DATA<F1>

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                                   YEARS ENDED DECEMBER 31,
                                -------------------            ----------------------------------------------------------------
                                1996           1995            1995           1994           1993           1992           1991
                                ----           ----            ----           ----           ----           ----           ----
                                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
 Interest income.........    $  197,008        192,051         261,621        162,435        140,012        161,303        178,714
 Interest expense........       106,580        106,350         144,945         70,760         58,058         79,529        106,848
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------
 Net interest income.....        90,428         85,701         116,676         91,765         81,954         81,774         71,866
 Provision for possible
   loan losses...........         8,774          8,449          10,361          1,858          4,456         10,435          9,773
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------
 Net interest income
   after provision for
   possible loan
   losses................        81,654         77,252         106,315         89,907         77,498         71,339         62,093
 Noninterest income......        15,798         17,642          19,407         13,634          9,953         11,140         12,742
 Noninterest expense.....        81,237         66,701          91,566         67,734         53,431         53,953         49,088
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------
 Income before provision
   for income taxes,
   minority interest in
   (income) loss of
   subsidiary and
   cumulative effect of
   change in accounting
   principle.............        16,215         28,193          34,156         35,807         34,020         28,526         25,747
 Provision for income
   taxes.................         4,304          9,414          11,038         12,012         11,592          9,510          9,039
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------
 Income before minority
   interest in (income)
   loss of subsidiary and
   cumulative effect of
   change in accounting
   principle.............        11,911         18,779          23,118         23,795         22,428         19,016         16,708
 Minority interest in
   (income) loss of
   subsidiary............          (472)           816           1,353            237             --             --             --
 Cumulative effect of
   change in accounting
   principle.............            --             --              --             --            766             --             --
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------
 Net income..............    $   11,439         19,595          24,471         24,032         23,194         19,016         16,708
                             ==========     ==========      ==========     ==========     ==========     ==========     ==========
DIVIDENDS
 Preferred stock.........    $    4,237          4,237           5,736          5,735          5,766          1,951            906
 Common stock............            --             --              --             --             --             --             --
 Ratio of total dividends
   declared to net
   income................         37.04%         21.62%          23.44%         23.86%         24.86%         10.26%          5.42%
PER SHARE DATA
 Earnings per common
   share:
     Primary.............        304.39         649.08          791.82         773.31         741.69         719.51         682.75
     Fully diluted.......        302.68         617.39          758.66         734.80         690.43         656.54         608.65
 Weighted average shares
   of common stock
   outstanding...........        23,661         23,661          23,661         23,661         23,498         23,144         23,144
BALANCE SHEET DATA (AT
  PERIOD-END)
 Investment securities...    $  498,785        579,079         508,323        587,878        531,148        518,525        443,057
 Loans, net of unearned
   discount..............     2,733,026      2,748,715       2,744,219      2,073,570      1,362,018      1,371,417      1,409,067
 Total assets............     3,546,154      3,699,961       3,622,962      2,879,570      2,031,909      2,047,022      1,996,459
 Total deposits..........     3,054,741      3,170,652       3,183,691      2,333,144      1,779,389      1,768,225      1,753,422
 Notes payable...........        66,840         89,146          88,135         46,203             --         30,038         34,630
 Common stockholders'
   equity................       175,754        162,079         166,542        149,249        133,781        110,751         95,970
 Total stockholders'
   equity................       243,592        230,142         234,605        217,312        201,844        180,814        111,033
EARNINGS RATIOS
 Return on average total
   assets<F2>............          0.43%          0.76%           0.70%          1.00%          1.16%          0.95%          0.85%
 Return on average total
   stockholders'
   equity<F2>............          6.40          11.61           10.79          11.48          12.27          14.13          16.13
ASSET QUALITY RATIOS
 Allowance for possible
   loan losses to
   loans.................          1.66           1.86            1.92           1.37           1.69           1.52           1.37
 Nonperforming loans to
   loans<F3>.............          1.22           1.43            1.44           0.78           0.90           0.81           0.74
 Allowance for possible
   loan losses to
   nonperforming
   loans<F3>.............        135.86         129.39          133.70         175.37         188.50         188.43         185.30
 Nonperforming assets to
   loans and foreclosed
   assets<F4>............          1.59           1.74            1.71           1.10           1.08           1.31           1.59
 Net loan charge-offs to
   average loans<F2>.....          0.79           0.50            0.41           0.09           0.33           0.65           0.47
CAPITAL RATIOS
 Average total
   stockholders' equity
   to average total
   assets................          6.76           6.55            6.49           8.70           9.46           6.70           5.26
 Total risk-based capital
   ratio.................          9.56           9.67            9.34          12.68          16.90          14.71          10.20
 Leverage ratio..........          6.13           5.60            5.32           7.54           9.30           7.66           5.26
RATIO OF EARNINGS TO
 COMBINED FIXED CHARGES
 AND PREFERRED STOCK
 DIVIDENDS<F5>
 Including interest on
   deposits..............          1.11           1.21            1.18           1.39           1.44           1.32           1.22
 Excluding interest on
   deposits..............          1.58           1.80            1.75           3.24           4.65           4.55           4.47

----------

<F1>The comparability of the selected data presented is affected by First
    Banks' acquisition of nine banks and six thrifts during the periods presented. The acquisitions were accounted for as purchases and, therefore, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its date of acquisition. See ``Management's Discussion and Analysis--Acquisitions.''

<F2>Ratios for the nine-month periods are annualized.

<F3>Nonperforming loans consist of nonaccrual loans and loans with restructured terms.

<F4>Nonperforming assets consist of nonperforming loans and foreclosed assets.

<F5>For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

                                 RISK FACTORS

    Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors in evaluating First Banks and its business and First Capital before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the ``Securities Act''), and Section 21E of the Securities Act of 1934, as amended (the ``Exchange Act''), and that actual results could differ materially from those contemplated by such statements. The considerations listed below represent certain important factors First Banks believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect First Banks and First Capital. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect First Banks and First Capital to a greater extent than indicated.

RISK FACTORS RELATING TO THE PREFERRED SECURITIES

  RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE SUBORDINATED DEBENTURES

    The obligations of First Banks under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks. At September 30, 1996, the aggregate outstanding Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks was approximately $66.8 million. Because First Banks is a holding company, the right of First Banks to participate in any distribution of assets of any Subsidiary Bank upon such Subsidiary Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of that Subsidiary Bank, except to the extent that First Banks may itself be recognized as a creditor of that Subsidiary Bank. The Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of the Subsidiary Banks and holders of Subordinated Debentures and Preferred Securities should look only to the assets of First Banks for payments on the Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, Subordinated Debt and Additional Senior Obligations, that may be incurred by First Banks. See ``Description of the Guarantee--Status of the Guarantee'' and ``Description of the Subordinated Debentures--Subordination.''

    The ability of First Capital to pay amounts due on the Preferred Securities is solely dependent upon First Banks making payments on the Subordinated Debentures as and when required.

  OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

    First Banks has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extended Interest Payment Period; provided that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by First Capital will be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate
additional Distributions thereon at the rate of   % per annum, compounded
quarterly from the relevant payment date for such Distributions) during any such Extended Interest Payment Period. During any such Extended Interest Payment Period, First Banks may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of First Banks' capital stock (other than the reclassification of any class of First Banks' capital stock into another class of capital stock or the conversion of the Class A Preferred Stock (as defined herein) into Common Stock (as defined herein)), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of First Banks that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by First Banks of the debt securities of any subsidiary of First Banks if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, First Banks may further defer the payment of interest; provided that no

Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any Extended Interest Payment Period and the payment of all interest then
accrued and unpaid (together with interest thereon at the annual rate of   %
compounded quarterly, to the extent permitted by applicable law), First Banks may elect to begin a new Extended Interest Payment Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that First Banks may elect to begin an Extended Interest Payment Period. See ``Description of the Preferred Securities--Distributions--Extended Interest Payment Period'' and ``Description of the Subordinated Debentures--Option to Extend Interest Payment Period.''

    Should an Extended Interest Payment Period occur, each holder of Preferred Securities will be required to accrue and recognize income (in the form of original issue discount) in respect of its pro rata share of the interest accruing on the Subordinated Debentures held by First Capital for United States federal income tax purposes. A holder of Preferred Securities must, as a result, include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from First Capital if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See ``Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount.''

    First Banks has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures. Should First Banks elect, however, to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extended Interest Payment Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. As a result of the existence of First Banks' right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such optional deferrals.

  TAX EVENT OR INVESTMENT COMPANY EVENT; REDEMPTION

    First Banks has the right to redeem the Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event or Investment Company Event (whether occurring before or after March 31, 2002), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right is subject to First Banks having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve.

    ``Tax Event'' means the receipt by First Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) First Capital is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, (ii) interest payable by First Banks on the Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by First Banks, in whole or in part, for United States federal income tax purposes, or (iii) First Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. First Banks must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

    ``Investment Company Event'' means the receipt by First Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, First Capital is or will be considered an ``investment company'' that is required to be registered under the Investment Company Act of 1940, as amended (the ``Investment Company Act''), which change becomes effective on or after the date of original issuance of the Preferred Securities.

    See ``--Risk Factors Relating to the Preferred Securities--Proposed Tax Legislation'' for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit First Banks to cause a redemption of the Preferred Securities prior to March 31, 2002.

  SHORTENING OR EXTENSION OF STATED MATURITY OF SUBORDINATED DEBENTURES

    First Banks has the right, at any time, to shorten the maturity of the Subordinated Debentures to a date not earlier than March 31, 2002. The exercise of such right is subject to First Banks having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. First Banks also has the right to extend the maturity of the Subordinated Debentures (whether or not First Capital is terminated and the Subordinated Debentures are distributed to holders of the Preferred Securities) to a date no later than March 31, 2046, the 49th anniversary of the initial issuance of the Preferred Securities. Such right may only be exercised, however, if at the time such election is made and at the time of such extension (i) First Banks is not in bankruptcy, otherwise insolvent or in liquidation, (ii) First Banks is not in default in the payment of any interest or principal on the Subordinated Debentures, (iii) First Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated, and (iv) First Banks has a Senior Debt rating of investment grade. See ``Description of the Subordinated Debentures--General.''

  RIGHTS UNDER THE GUARANTEE

    The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by First Capital, (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that First Capital has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred Securities called for redemption, to the extent that First Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of First Capital (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution (as defined herein), to the extent First Capital has funds available therefor at such time, and (b) the amount of assets of First Capital remaining available for distribution to holders of the Preferred Securities in liquidation of First Capital. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against First Banks to enforce its rights under the Guarantee without first instituting a legal proceeding against First Capital, the Guarantee Trustee or any other Person (as defined in the Guarantee). If First Banks were to default on its obligation to pay amounts payable under the Subordinated Debentures, First Capital would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of First Banks to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against First Banks for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a ``Direct Action''). The exercise by First Banks of its right, as described herein, to defer the payment of interest on the Subordinated Debentures does not constitute a Debenture Event of Default. In connection with such Direct Action, First Banks will have a right of set-off under the Indenture to the extent of any payment made by First Banks to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debentures or assert directly any other rights in respect of the Subordinated Debentures. See ``Description of the Subordinated Debentures--Enforcement of Certain Rights by Holders of Preferred Securities,'' ``Description of the Subordinated Debentures--Debenture Events of Default'' and ``Description of the Guarantee.'' The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

  NO VOTING RIGHTS EXCEPT IN LIMITED CIRCUMSTANCES

    Holders of Preferred Securities will have no voting rights except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of First Capital as holder of the Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and First Banks may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that First Capital will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See ``Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement'' and ``Description of the Preferred Securities--Removal of First Capital Trustees.''

  PROPOSED TAX LEGISLATION

    On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the ``Proposed Legislation'') if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the ``Joint Statement'') indicating their intent that certain legislative proposals initiated by the Clinton administration, including the Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress would have an effective date that is no earlier than the date of ``appropriate Congressional action.'' In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement (the ``Democrat Letters''). Based upon the Joint Statement and the Democrat Letters, it is expected that if the Proposed Legislation were to be enacted, such legislation would not apply to the Subordinated Debentures. There can be no assurances, however, that the effective date guidance contained in the Joint Statement and the Democrat Letters will be incorporated into the Proposed Legislation, if enacted, or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of First Banks to deduct the interest payable on the Subordinated Debentures. There can, therefore, be no assurance that a Tax Event will not occur. A Tax Event would permit First Banks, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after, March 31, 2002. See ``Description of the Subordinated Debentures--Redemption or Exchange--Tax Event Redemption or Investment Company Event Redemption'' and ``Certain Federal Income Tax Consequences--Effect of Proposed Changes in Tax Laws.''

  REDEMPTION; EXCHANGE OF PREFERRED SECURITIES FOR SUBORDINATED DEBENTURES

    First Banks has the right at any time to dissolve, wind-up or terminate First Capital and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of First Capital. The exercise of such right is subject to First Banks having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. First Banks will have the right, in certain circumstances, to redeem the Subordinated Debentures in whole or in part, in lieu of a distribution of the Subordinated Debentures by First Capital, in which event First Capital will redeem the Trust Securities on a pro rata basis to the same extent as the Subordinated Debentures are redeemed by First Banks. Any such distribution or redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See ``Description of the Preferred Securities--Redemption or Exchange--Tax Event Redemption or Investment Company Event Redemption.''

    Under current United States federal income tax law, a distribution of Subordinated Debentures upon the dissolution of First Capital would not be a taxable event to holders of the Preferred Securities. If, however, First Capital is characterized as an association taxable as a corporation at the time of the dissolution of First Capital, the distribution of the Subordinated Debentures may constitute a taxable event to holders of Preferred Securities. Moreover, upon occurrence of a Tax Event, a dissolution of First Capital in which holders of the Preferred Securities receive cash may be a taxable event to such holders. See ``Certain Federal Income Tax Consequences--Receipt of Subordinated Debentures or Cash Upon Liquidation of First Capital.''

    There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of First Capital. The Preferred Securities or the Subordinated Debentures, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Subordinated Debentures and should carefully review all the information regarding the Subordinated Debentures contained herein.

    If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of First Capital, First Banks will use its best efforts to list the Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

  TRADING PRICE; ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES

    The Preferred Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder of Preferred Securities that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from First Capital for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. Such holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See ``Certain Federal Income Tax Consequences--Disposition of Preferred Securities.''

    There is no current public market for the Preferred Securities. Although application has been made to approve the Preferred Securities for quotation on The Nasdaq Stock Market's National Market, there can be no assurance that an active public market will develop for the Preferred Securities or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The public offering price for the Preferred Securities has been determined through negotiations between First Banks and the Underwriters. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of First Banks and general industry and economic conditions.

  PREFERRED SECURITIES ARE NOT INSURED

    The Preferred Securities are not insured by the Bank Insurance Fund (the ``BIF'') or the Savings Association Insurance Fund (the ``SAIF'') of the Federal Deposit Insurance Corporation (the ``FDIC'') or by any other governmental agency.

RISK FACTORS RELATING TO FIRST BANKS

  IMPACT OF INTEREST RATE CHANGES

    First Banks' results of operations are derived from the operations of the Subsidiary Banks and are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Like other bank holding companies and financial institutions, First Banks' interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. While management has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. See ``Management's Discussion and Analysis--General,'' ``--Net Interest Income'' and ``--Interest Rate Risk Management.''

  CREDIT RISKS

    First Banks, as a financial institution, is exposed to the risk that customers to whom the Subsidiary Banks have made loans will be unable to repay those loans according to their terms and that collateral securing such loans (if any) may not be sufficient in value to assure repayment. Credit losses could have a material adverse effect on First Banks' operating results. See ``Management's Discussion and Analysis--General'' and ``--Loans and Allowances for Possible Loan Losses.''

  GOVERNMENT REGULATION

    Banking organizations are subject to extensive federal and state regulation and supervision. These regulations and laws are primarily intended to protect depositors and the FDIC, not shareholders or other creditors. Regulations and laws affecting the financial institutions industry are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws affecting First Banks and the Subsidiary Banks may be modified at any time, and new legislation affecting financial institutions may be proposed and enacted. There is no assurance that such modifications or new laws will not materially and adversely affect the business, condition or operations of First Banks and the Subsidiary Banks or benefit competing entities which may not be subject to the same regulation and supervision. See ``Supervision and Regulation--Recent and Pending Legislation.''

  COMPETITION

    The banking business is highly competitive. The Subsidiary Banks compete with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds. Many of these competitors have substantially greater resources than First Banks and the Subsidiary Banks and offer certain services that First Banks and the Subsidiary Banks do not currently provide. Such competitors may also have greater lending limits than the Subsidiary Banks. The number of competitors may increase as a result of the easing of restrictions on interstate banking effected under the Riegle-Neal Interstate Banking and Efficiency Act of 1994. Non-bank competitors are also generally not subject to the extensive regulations applicable to First Banks and the Subsidiary Banks. See ``Business--Competition and Branch Banking'' and ``Supervision and Regulation--Recent and Pending Legislation.''

  DIVIDENDS FROM SUBSIDIARY BANKS

    The ability of First Banks to pay interest on the Subordinated Debentures is largely dependent on its receipt of dividends from the Subsidiary Banks. The amount of dividends that the Subsidiary Banks may pay to First Banks is limited by various state and federal laws and by the regulations promulgated by their respective primary regulators, which impose certain minimum capital requirements. The amount of dividends that the Subsidiary Banks may pay to First Banks is also limited by the provisions of the Credit Agreement, which imposes certain minimum capital requirements. Under the most restrictive of these requirements, the future payment of dividends to First Banks from the Subsidiary Banks is limited, as of September 30, 1996, to approximately $37.8 million, unless permission of the regulatory authorities and, if necessary, the lead bank for the lenders is obtained. See ``Supervision and Regulation--Bank and Bank Holding Company Regulation--Dividends.''

  CONTROL OF FIRST BANKS

    All of the voting stock of First Banks is owned by various trusts which were created by and are administered by and for the benefit of Mr. James F. Dierberg, Chairman of the Board, President and Chief Executive Officer of First Banks, and members of his immediate family. Mr. Dierberg, therefore, controls the management and policies of First Banks and the election of its directors by and through these trusts. The Class C Preferred Stock of First Banks has no voting rights, except as required by law in certain limited situations and except for the ability to elect two directors if First Banks fails to pay dividends on such stock for six quarterly dividend periods. See ``Description of Other Capital Stock.''

  POTENTIAL LIABILITY FOR UNDERCAPITALIZED SUBSIDIARY BANK; CROSS GUARANTEE

    Under federal law, a bank holding company may be required to guarantee a capital plan filed by an undercapitalized bank or thrift subsidiary with its primary regulator. If the subsidiary defaults under the plan, the holding company may be required to contribute to the capital of the subsidiary bank an amount equal to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount necessary to bring the bank into compliance with applicable capital standards. It is, therefore, possible that First Banks would be required to contribute capital to one or more of the Subsidiary Banks or any other bank that it may acquire in the event that one or more of the Subsidiary Banks or such other bank becomes undercapitalized. As described under ``Management's Discussion and Analysis--Capital,'' for these purposes, First Banks and each of its Subsidiary Banks have, as of September 30, 1996, capital in excess of the requirements for a ``well-capitalized'' institution. A bank insured by the FDIC may also be liable for costs incurred by the FDIC as a result of the failure or near failure of another FDIC-insured bank under common control with the bank. See ``Supervision and Regulation--Recent and Pending Legislation.''

                                  FIRST BANKS

    First Banks, incorporated in Missouri in 1978, is headquartered in St. Louis, Missouri and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the ``BHCA'').

    First Banks' wholly-owned Subsidiary Banks are First Bank, headquartered in St. Louis County, Missouri (``First Bank (Missouri)''), First Bank, headquartered in O'Fallon, Illinois (``First Bank (Illinois)''), and First Bank FSB, headquartered in St. Louis County, Missouri (``First Bank FSB''). First Banks' wholly-owned bank holding company subsidiary is CCB Bancorp, Inc., headquartered in Irvine, California (``CCB''). CCB's wholly-owned subsidiary is First Bank & Trust, headquartered in Irvine, California (``FB&T''). First Banks' majority-owned bank holding company subsidiaries are First Banks America, Inc., headquartered in Houston, Texas (``FBA''), in which First Banks holds a 67.30% equity interest, and First Commercial Bancorp, Inc., headquartered in Sacramento, California (``FCB''), in which First Banks holds a 61.46% equity interest (excluding the effect of the conversion of certain debentures owned by First Banks). FCB owns all of the capital stock of First Commercial Bank, headquartered in Sacramento, California (``First Commercial''). FBA, through its wholly-owned subsidiary, owns all of the capital stock of BankTEXAS, N.A., headquartered in Houston, Texas (``BTX''), and Sunrise Bank of California, headquartered in Roseville, California (``Sunrise''), which was acquired on November 1, 1996. First Bank (Missouri), First Bank (Illinois), First Bank FSB, FB&T, First Commercial, BTX and Sunrise are referred to herein as the ``Subsidiary Banks.''

    The voting stock of First Banks is owned by various trusts which were created by and are administered by and for the benefit of Mr. James F. Dierberg, Chairman of the Board, President and Chief Executive Officer of First Banks, and members of his immediate family. Mr. Dierberg, therefore, controls the management and policies of First Banks and the election of its directors. First Banks also has a class of non-voting preferred stock, the Class C Preferred Stock, which is traded on The Nasdaq Stock Market's National Market under the symbol FBNKP.

    First Banks' principal executive office is located at 135 North Meramec Avenue, Clayton, Missouri 63105, and its telephone number is (314) 854-4600.

                                USE OF PROCEEDS

    First Capital will use the gross proceeds received from the sale of the Preferred Securities to purchase Subordinated Debentures from First Banks. First Banks intends to use the net proceeds from the sale of the Subordinated Debentures to, temporarily, reduce the amount of its indebtedness under the Credit Agreement, although First Banks expects the amount outstanding thereunder to increase in the future and to use any subsequent borrowings under the Credit Agreement (see ``Capitalization'') for general corporate purposes, including the possible (i) repurchase or redemption of all or a portion of its outstanding Class C Preferred Stock (which becomes redeemable on December 1,
1997), (ii) funding of investments in, or extensions of credit to, its banking and nonbanking subsidiaries, (iii) acquisition of other financial institutions or their assets or liabilities, and (iv) acquisition of or investment in other businesses of a type eligible for bank holding companies. First Banks may, from time to time, engage in additional capital financings of a character and in amounts to be determined by First Banks in light of its needs at such time or times and in light of prevailing market conditions.

    The Credit Agreement, which is among First Banks and The Boatmen's National Bank of St. Louis, as lender and agent, and various other unaffiliated financial institutions, includes a $50 million term loan and a $40 million revolving line of credit to be used for acquisitions and other corporate requirements. The obligations of First Banks under the Credit Agreement are secured by the stock of the wholly-owned Subsidiary Banks and the stock First

Banks owns in any intermediate bank holding company. The term loan requires quarterly principal payments of $2.5 million and matures on July 12, 2000. The revolving line of credit matures on July 11, 1997, subject to annual renewal. The interest rate for the term loan is the agent bank's corporate base rate or, at the option of First Banks, the London Inter-Bank Offered Rate (``LIBOR'') plus 1.5%, and the interest rate for the revolving line of credit is the agent bank's corporate base rate or, at the option of First Banks, LIBOR plus 1.25%. At September 30, 1996, $47.5 million was outstanding under the term loan portion of the Credit Agreement and $18.0 million was outstanding under the revolving line of credit portion of the Credit Agreement. At December 19, 1996, $45.0 million was outstanding under the term loan portion of the Credit Agreement and $30.0 million was outstanding under the revolving line of credit portion of the Credit Agreement.

                      MARKET FOR THE PREFERRED SECURITIES

    Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol FBNKO. Although the Underwriters have informed First Banks that they presently intend to make a market in the Preferred Securities, there can be no assurance that an active and liquid trading market will develop or, if developed, that such a market will continue. The offering price and distribution rate have been determined by negotiations among representatives of First Banks and the Underwriters, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See ``Underwriting.''

                             ACCOUNTING TREATMENT

    First Capital will be treated, for financial reporting purposes, as a subsidiary of First Banks and, accordingly, the accounts of First Capital will be included in the consolidated financial statements of First Banks. The Preferred Securities will be presented as a separate line item in the consolidated balance sheet of First Banks under the caption ``Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures,'' and appropriate disclosures about the Preferred Securities, the Guarantee and the Subordinated Debentures will be included in the notes to consolidated financial statements. First Banks will record Distributions payable on the Preferred Securities as an expense in the consolidated statements of operations for financial reporting purposes.

    All future reports of First Banks filed under the Exchange Act will (a) present the Trust Securities issued by First Capital on the balance sheet as a separate line-item entitled ``Guaranteed preferred beneficial interests Company's subordinated debentures,'' (b) include in a footnote to the financial statements disclosure that the sole assets of First Capital are the Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Subordinated Debentures), and (c) include in an audited footnote to the financial statements disclosure that First Banks owns all of the Common Securities of First Capital, the sole assets of First Capital are the Subordinated Debentures, and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Capital under the Preferred Securities.

                                CAPITALIZATION

    The following table sets forth (i) the consolidated capitalization of First Banks at September 30, 1996 and (ii) the consolidated capitalization of First Banks giving effect to the issuance of the Preferred Securities hereby offered by First Capital and receipt by First Banks of the net proceeds from the corresponding sale of the Subordinated Debentures to First Capital, as if the sale of the Preferred Securities had been consummated on September 30, 1996, and assuming the Underwriters' over-allotment option was not exercised.

                                                                                                 SEPTEMBER 30, 1996
                                                                                              -------------------------
                                                                                              ACTUAL        AS ADJUSTED
                                                                                              ------        -----------
                                                                                              (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
    Notes payable.........................................................................   $ 66,840           9,390<F1>
                                                                                             --------         -------
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN FIRST BANKS' SUBORDINATED DEBENTURES:
        Guaranteed preferred beneficial interests in First Banks' subordinated
          debentures......................................................................         --          60,000
        Less expenses relating to the issuance of the Preferred Securities................         --          (2,550)
                                                                                             --------         -------
            Net proceeds from the sale of guaranteed preferred beneficial interests in
               First Banks' subordinated debentures.......................................         --          57,450
                                                                                             --------         -------
STOCKHOLDERS' EQUITY:
    Preferred stock:
        Class C 9.00%, increasing rate, redeemable, cumulative, $1.00 par value, $25.00 stated value; 5,000,000 shares authorized; 2,191,000 shares issued and
          outstanding as of September 30, 1996............................................     54,775          54,775
        Class A convertible, adjustable rate, $20.00 par value; 750,000 shares authorized,
          641,082 shares issued and outstanding...........................................     12,822          12,822
        Class B adjustable rate, $1.50 par value; 200,000 shares authorized; 160,505
          shares issued and outstanding...................................................        241             241
    Common stock, $250.00 par value; 25,000 shares authorized; 23,661 shares issued and
     outstanding..........................................................................      5,915           5,915
    Capital surplus.......................................................................      4,237           4,237
    Retained earnings.....................................................................    163,894         163,894
    Net fair value adjustment for securities available for sale...........................      1,708           1,708
                                                                                             --------         -------
            Total stockholders' equity....................................................    243,592         243,592
                                                                                             --------         -------
            Total capitalization..........................................................   $310,432         310,432
                                                                                             ========         =======
CAPITAL RATIOS:
    Stockholders' equity to total assets..................................................       6.87%           6.87%
    Leverage ratio<F2><F3><F4>............................................................       6.13            6.13
    Risk-based capital ratios:<F4>
        Tier 1 capital to risk-weighted assets............................................       8.23            8.23
        Total risk-based capital to risk-weighted assets..................................       9.56           11.80

--------

<F1>Reflects the temporary reduction of indebtedness under the Credit
    Agreement. See ``Use of Proceeds.''

<F2>The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits. See ``Management's Discussion and Analysis-- Capital.''

<F3>The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines.

<F4>Federal Reserve guidelines for calculation of Tier 1 capital to risk-weighted assets limits the amount of cumulative preferred stock which can be included in Tier 1 capital to 25% of other Tier 1 capital. The Class C Preferred Stock currently outstanding exceeds this limitation. The Preferred Securities, although eligible for treatment as Tier 1 capital under current Federal Reserve guidelines, will not increase First Banks' Tier 1 capital until either the other components of First Banks' Tier 1 capital increase or the Class C Preferred Stock outstanding decreases sufficiently to satisfy the foregoing limitation.

                   SELECTED CONSOLIDATED FINANCIAL DATA<F1>

    The selected consolidated financial data set forth below, insofar as it relates to the five years ended December 31, 1995, are derived from the audited consolidated financial statements of First Banks. The data for the nine-month periods ended September 30, 1995 and 1996 have been derived from unaudited interim financial statements; however, in the opinion of First Banks, such unaudited interim statements include all adjustments (consisting of normal recurring accruals) necessary to fairly present the data for such periods. The results of operations for the nine month period ended September 30, 1996, are not necessarily indicative of results to be achieved for the full year. Such data are qualified by reference to the consolidated financial statements included elsewhere in this Prospectus or incorporated by reference and should be read in conjunction with such financial statements and related notes thereto and ``Management's Discussion and Analysis.''

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                                   YEARS ENDED DECEMBER 31,
                                -------------------            ----------------------------------------------------------------
                                1996           1995            1995           1994           1993           1992           1991
                                ----           ----            ----           ----           ----           ----           ----
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
 Interest income.........    $  197,008        192,051         261,621        162,435        140,012        161,303        178,714
 Interest expense........       106,580        106,350         144,945         70,760         58,058         79,529        106,848
                             ----------      ---------       ---------      ---------      ---------      ---------      ---------
 Net interest income.....        90,428         85,701         116,676         91,765         81,954         81,774         71,866
 Provision for possible
   loan losses...........         8,774          8,449          10,361          1,858          4,456         10,435          9,773
                             ----------      ---------       ---------      ---------      ---------      ---------      ---------
 Net interest income
   after provision for
   possible loan
   losses................        81,654         77,252         106,315         89,907         77,498         71,339         62,093
 Noninterest income......        15,798         17,642          19,407         13,634          9,953         11,140         12,742
 Noninterest expense.....        81,237         66,701          91,566         67,734         53,431         53,953         49,088
                             ----------      ---------       ---------      ---------      ---------      ---------      ---------
 Income before provision
   for income taxes,
   minority interest in
   (income) loss of
   subsidiary and
   cumulative effect of
   change in accounting
   principle.............        16,215         28,193          34,156         35,807         34,020         28,526         25,747
 Provision for income
   taxes.................         4,304          9,414          11,038         12,012         11,592          9,510          9,039
                             ----------      ---------       ---------      ---------      ---------      ---------      ---------
 Income before minority
   interest in (income)
   loss of subsidiary and
   cumulative effect of
   change in accounting
   principle.............        11,911         18,779          23,118         23,795         22,428         19,016         16,708
 Minority interest in
   (income) loss of
   subsidiary............          (472)           816           1,353            237             --             --             --
 Cumulative effect of
   change in accounting
   principle.............            --             --              --             --            766             --             --
                             ----------      ---------       ---------      ---------      ---------      ---------      ---------
 Net income..............    $   11,439         19,595          24,471         24,032         23,194         19,016         16,708
                             ==========      =========       =========      =========      =========      =========      =========
DIVIDENDS
 Preferred stock.........    $    4,237          4,237           5,736          5,735          5,766          1,951            906
 Common stock............            --             --              --             --             --             --             --
 Ratio of total dividends
   declared to net
   income................         37.04%         21.62%          23.44%         23.86%         24.86%         10.26%          5.42%
PER SHARE DATA
 Earnings per common
   share:
     Primary.............        304.39         649.08          791.82         773.31         741.69         719.51         682.75
     Fully diluted.......        302.68         617.39          758.66         734.80         690.43         656.54         608.65
 Weighted average shares
   of common stock
   outstanding...........        23,661         23,661          23,661         23,661         23,498         23,144         23,144
BALANCE SHEET DATA (AT
  PERIOD-END)
 Investment securities...    $  498,785        579,079         508,323        587,878        531,148        518,525        443,057
 Loans, net of unearned
   discount..............     2,733,026      2,748,715       2,744,219      2,073,570      1,362,018      1,371,417      1,409,067
 Total assets............     3,546,154      3,699,961       3,622,962      2,879,570      2,031,909      2,047,022      1,996,459
 Total deposits..........     3,054,741      3,170,652       3,183,691      2,333,144      1,779,389      1,768,225      1,753,422
 Notes payable...........        66,840         89,146          88,135         46,203             --         30,038         34,630
 Common stockholders'
   equity................       175,754        162,079         166,542        149,249        133,781        110,751         95,970
 Total stockholders'
   equity................       243,592        230,142         234,605        217,312        201,844        180,814        111,033
EARNINGS RATIOS
 Return on average total
   assets<F2>............          0.43%          0.76%           0.70%          1.00%          1.16%          0.95%          0.85%
 Return on average total
   stockholders'
   equity<F2>............          6.40          11.61           10.79          11.48          12.27          14.13          16.13
ASSET QUALITY RATIOS
 Allowance for possible
   loan losses to
   loans.................          1.66           1.86            1.92           1.37           1.69           1.52           1.37
 Nonperforming loans to
   loans<F3>.............          1.22           1.43            1.44           0.78           0.90           0.81           0.74
 Allowance for possible
   loan losses to
   nonperforming
   loans<F3>.............        135.86         129.39          133.70         175.37         188.50         188.43         185.30
 Nonperforming assets to
   loans and foreclosed
   assets<F4>............          1.59           1.74            1.71           1.10           1.08           1.31           1.59
 Net loan charge-offs to
   average loans<F2>.....          0.79           0.50            0.41           0.09           0.33           0.65           0.47
CAPITAL RATIOS
 Average total
   stockholders' equity
   to average total
   assets................          6.76           6.55            6.49           8.70           9.46           6.70           5.26
 Total risk-based capital
   ratio.................          9.56           9.67            9.34          12.68          16.90          14.71          10.20
 Leverage ratio..........          6.13           5.60            5.32           7.54           9.30           7.66           5.26
 Ratio of earnings to
   combined fixed charges
   and preferred stock
   dividends<F5>:
     Including interest
      on deposits........          1.11           1.21            1.18           1.39           1.44           1.32           1.22
     Excluding interest
      on deposits........          1.58           1.80            1.75           3.24           4.65           4.55           4.47

----------
<F1>The comparability of the selected data presented is affected by First
    Banks' acquisition of nine banks and six thrifts during the periods presented. The acquisitions were accounted for as purchases and, therefore, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its date of acquisition. See ``Management's Discussion and Analysis--Acquisitions.''
<F2>Ratios for the nine-month periods are annualized.
<F3>Nonperforming loans consist of nonaccrual loans and loans with restructured terms.
<F4>Nonperforming assets consist of nonperforming loans and foreclosed assets.
<F5>For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

    Management's Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in such forward-looking statements as a result of, among other things, the factors set forth in the section entitled ``Risk Factors.''

GENERAL

    First Banks expanded rapidly through acquisitions during the years ended December 31, 1994 and 1995. Total assets increased from $2.03 billion on January 1, 1994 to $3.62 billion on December 31, 1995, an increase of 78.3%. First Banks' net income for these periods was, however, adversely affected by expenses resulting from the amalgamation of those acquisitions into its systems and operating culture, as well as certain other non-recurring items. Consequently, net income of First Banks was $11.4 million for the nine months ended September 30, 1996, compared with $19.6 million for the same period in 1995. For the year ended December 31, 1995, net income was $24.5 million, compared with $24.0 million for the year 1994. This represents a return on average assets of .43% and .76% for the nine months ended September 30, 1996 and 1995, respectively. This compares to First Banks' historical levels of return on average assets of .70%, 1.00% and 1.16% for the years ended December 31, 1995, 1994 and 1993, respectively.

    First Banks has, in the development of its banking franchise, traditionally placed primary emphasis upon acquiring other financial institutions as a means of achieving its growth objectives in order to enhance its presence in a given market, expand the extent of its market area, or enter new or non-contiguous markets. First Banks supplements its acquisitions through marketing and business development efforts designed to broaden the customer bases, strengthen particular segments of the business or fill in voids in the overall market coverage. Because all of the Common Stock of First Banks is owned by various trusts which were created by and are administered by and for the benefit of Mr. James F. Dierberg and members of his immediate family, First Banks has determined to use only cash, not common stock, in its acquisitions. Given the market attractiveness of financial institutions' stock, the advantages of tax-free exchanges and the structuring flexibility inherent in stock transactions, the fact that First Bank has determined not to issue stock in its acquisitions places it at a competitive disadvantage relative to other acquirers willing to offer stock. In light of these factors, First Banks' acquisition activities have been sporadic, with multiple transactions consummated in particular periods, followed by other relatively inactive periods. Furthermore, the resulting intangible assets recorded in conjunction with such acquisitions create an immediate reduction in regulatory capital. This reduction, as required by regulatory policy, provides further financial disincentives to paying large premiums in cash acquisitions.

    Recognizing these facts, First Banks has followed certain patterns in its acquisitions. First, it tends to acquire several smaller institutions, sometimes over an extended period of time, rather than a single larger one. This is due both to the constraints imposed by the amount of funds required for the larger transaction, as well as the opportunity to minimize the aggregate premium required through smaller individual transactions. Secondly, it may acquire institutions which have some problems which could reduce the attractiveness to other potential acquirers, and therefore reduce the amount of acquisition premiums required. Finally, First Banks realizes that various acquisition markets may become so competitive at times that cash transactions are not economically viable, thereby requiring it to pursue its acquisition strategy in other geographic areas. This pattern has been evident in First Banks acquisitions in the two years ended December 31, 1995.

    During 1995 and 1994, First Banks experienced substantial growth through the acquisition of seven banks and five thrifts. These included two acquisitions in Missouri, three in Illinois, one in Texas and six in California. These acquisitions, as more fully discussed below, provided access into several new major market areas and, accordingly, an attractive opportunity for future growth and profitability. While providing this long term opportunity, these acquisitions presented several immediate challenges. Many of the acquired institutions, particularly those in California, continue to experience significant asset quality problems. While these asset quality problems had been identified and considered in the acquisition pricing, these problems led to the substantial increase in the level of First Banks' nonperforming assets to $43.7 million at September 30, 1996 and $47.1 million at December 31, 1995, from $22.9 million and $14.8 million at December 31, 1994 and 1993, respectively. In addition to the loss of income on these assets, they required substantial dedication of management and other resources to control.

    The combination of five diverse institutions into a single financial institution, FB&T, and the conversion of that entity to First Banks' systems and policies required a further commitment of time and effort. The relatively high operating costs at these institutions necessitated the re-engineering of the operating structures and cultures, including the redeployment and repricing of assets, the realignment of deposit products, the reorganization of personnel and the centralization of various bank functions. The combination of the costs of managing and servicing the portfolios of nonperforming assets, the excessive operating cost structures of the acquired entities and the additional costs associated with the re-engineering process inhibited the acquired institutions from generating income since their acquisition dates commensurate with their acquisition costs.

    Operating results during the years 1994 and 1995 and the nine months ended September 30, 1996 have also been adversely affected by the lower net interest margin earned by the thrifts acquired by First Banks compared with those generally earned by commercial banks. The lower net interest margin earned by the acquired thrifts, primarily River Valley Holdings, Inc. (``River Valley'') and First Federal Savings Bank of Proviso Township (``First Federal''), is attributable to their primary source of interest income and the composition of their deposit bases. Their primary source of interest income is their portfolio of residential mortgage loans and residential mortgage-backed securities, which typically yield lower interest rates than other types of interest-earning assets. In addition, the cost of deposits is generally higher due to the composition, which includes a smaller portion of noninterest bearing accounts, and slightly higher rates paid to maintain the time deposits within the competitive markets.

    Recognizing that the acquisition program involved the assumption of additional credit risk and lower than normal net interest margins for the thrift acquisitions, First Banks pursued a strategy of maintaining higher than average asset quality for its Missouri and Illinois operations through strict adherence to its lending policies and practices. To accomplish this, First Banks expanded its credit administration and loan review functions. In addition, in response to the interest rate risk inherent within the balance sheets of its thrifts, First Banks commenced a program designed to reduce its exposure to interest rate fluctuations.

    The effort to increase control over the interest rate exposure of First Banks led to substantially more sophisticated measurement systems and the implementation of a hedging program. Once the interest rate risk profile of First Banks was adequately analyzed, the hedging program was implemented during early 1994. At that time, however, interest rates had already increased. While the hedging program prevented further deterioration in the net interest margin, it eliminated the opportunity to recover from the increase in interest rates which had already occurred. As more fully discussed under ``--Interest Rate Risk Management,'' as interest rates began to decline in 1995, the underlying hedges were adjusted to reflect the increase in prepayments which were subsequently received and the corresponding shortening of the effective lives of the residential real estate asset portfolios. These factors and the cost of implementing the hedging program have had an adverse effect on net interest income and the net interest margin.

    Finally, in September 1996, a one-time special assessment to recapitalize the SAIF of the FDIC was enacted. The assessment was applied to all thrift deposits as of March 31, 1995. Because First Banks had been active in acquiring thrifts, a substantial portion of its deposit base was subject to the special assessment. This special assessment resulted in an $8.6 million charge, which was recorded as an expense during the nine months ended September 30, 1996. As a result of this special assessment, First Banks' cost of deposit insurance for SAIF insured deposits is expected to decrease by approximately $2.0 million for the year ended December 31, 1997 in comparison to December 31, 1996, excluding the effect of the special one-time assessment.

ACQUISITIONS

    Prior to 1994, First Banks' acquisitions had been concentrated within its primary market area of eastern Missouri and southern Illinois. The premiums required to successfully pursue acquisitions escalated sharply in 1993, reducing dramatically the economic viability of many potential acquisitions in that area. Recognizing this, First Banks began to expand the geographic area in which it approached acquisition candidates. While First Banks was successful in making acquisitions in Chicago and northern Illinois, it became apparent that acquisition pricing, in Chicago and other areas being considered, was comparable to that of First Banks' primary acquisition area. As a result, while First Banks continued to pursue acquisitions within these areas, it turned much of its attention in 1994 and 1995 to institutions which could be acquired at more attractive prices which were within major metropolitan areas outside its immediate market area. This led to the acquisition of financial institutions which had offices in Dallas and Houston,

Texas in 1994 and Los Angeles, Orange County, Santa Barbara, San Francisco, San Jose and Sacramento, California in 1995.

    During 1996, 1995 and 1994, First Banks completed thirteen acquisitions. These acquisitions, as more fully described in Notes 2 and 21 to the Consolidated Financial Statements, are summarized as follows:


                                                                           LOANS, NET OF                       NUMBER OF
                                                               TOTAL         UNEARNED     INVESTMENT            BANKING
                 ENTITY                         DATE           ASSETS        DISCOUNT     SECURITIES  DEPOSITS LOCATIONS
                 ------                         ----           ------      -------------  ----------  -------- ---------
                                                                (DOLLARS EXPRESSED IN THOUSANDS)
                  1996
Sunrise Bancorp, Inc.
  Roseville, California<F1>               November 1, 1996   $  112,400        61,100       18,100     92,000       3
                                                             ==========       =======      =======    =======      ==
                  1995
QCB Bancorp
  Long Beach, California<F2>              November 30, 1995  $   56,200        35,100       10,700     50,200       3
La Cumbre Savings Bank F.S.B.
  Santa Barbara, California<F2>           September 1, 1995     144,000       131,000        1,000    124,000       3
First Commercial Bancorp, Inc.
  Sacramento, California                  August 23, 1995       169,000        84,600       30,700    163,600       7
Irvine City Financial
  Irvine, California<F2>                  May 31, 1995           83,300        68,700        7,500     61,600       2
HNB Financial Group
  Huntington Beach,
  California<F2>                          April 28, 1995         88,000        62,800       10,500     76,300       3
CCB Bancorp, Inc.
  Santa Ana, California                   March 15, 1995        193,400       114,500       31,100    156,400       3
River Valley Holdings, Inc.
  Chicago, Illinois<F3>                   January 4, 1995       412,000       225,000      125,000    286,000      10
                                                             ----------       -------      -------    -------      --
                                                             $1,145,900       721,700      216,500    918,100      31
                                                             ==========       =======      =======    =======      ==
                  1994
St. Charles Federal Savings and Loan
  Association
  St. Charles, Missouri<F6>               November 30, 1994  $   90,000        54,400       29,600     68,900       1
First Banks America, Inc.
  (formerly BancTEXAS Group Inc.)
  Houston, Texas                          August 31, 1994       367,000       177,000      167,000    243,600       6
Farmers Bancshares, Inc.
  Breese, Illinois<F4>                    June 3, 1994           60,700        27,100       28,300     54,500       2
Heritage National Bank
  St. Louis County, Missouri<F5>          March 31, 1994         63,800        32,200       21,200     57,100       2
First Federal Savings Bank of Proviso
  Township
  Chicago, Illinois<F3>                   January 3, 1994       230,000        57,900      153,800    168,500       1
                                                             ----------       -------      -------    -------      --
                                                             $  811,500       348,600      399,900    592,600      12
                                                             ==========       =======      =======    =======      ==

--------

<F1>Sunrise Bancorp, Inc. was acquired subsequent to September 30, 1996 and, accordingly, is not reflected in the consolidated financial statements as of September 30, 1996.

<F2>QCB Bancorp, Irvine City Financial and HNB Financial Group and their respective banking and thrift subsidiaries were merged into CCB Bancorp, Inc. and its wholly owned banking subsidiary, FB&T. LaCumbre Savings Bank F.S.B. was merged into FB&T.

<F3>River Valley Savings Bank, F.S.B., a wholly-owned thrift subsidiary of
    River Valley Holdings, Inc., and First Federal Savings Bank of Proviso Township were merged into First Bank FSB.

<F4>Farmers Bancshares, Inc. and its banking subsidiaries were merged into
    First Banks and First Bank Illinois, respectively.

<F5>Heritage National Bank was merged into First Bank Missouri.

<F6>First Bank FSB and St. Charles Federal Savings and Loan Association (``St.
    Charles Federal'') merged on December 12, 1996 and will collectively operate as First Bank FSB.

     The aforementioned acquisitions were funded by First Banks, Inc. from available cash reserves, proceeds from the sales and maturities of available for sale investment securities, borrowings under promissory notes to former shareholders, and borrowings under the Credit Agreement. See ``Notes 2 and 21 to the Consolidated Financial Statements.''

FINANCIAL CONDITION AND AVERAGE BALANCES

    First Banks' total average assets were $3.53 billion and $3.44 billion for the nine month periods ended September 30, 1996 and 1995, respectively, in comparison to $3.50 billion, $2.41 billion and $2.00 billion for the years ended December 31, 1995, 1994 and 1993, respectively. Total assets decreased by $70 million to $3.55 billion at September 30, 1996 from $3.62 billion at December 31, 1995. The decrease is primarily attributable to the reduction in net loans of $11 million and the settlement in January 1996 of the sale of $41 million of investment securities carried as a receivable at December 31, 1995. In addition, cash and cash equivalents and investment securities decreased by $17 million and $10 million, respectively, as of September 30, 1996, in comparison to December 31, 1995. The funds generated from the reduction in total assets were utilized to reduce rate-sensitive deposits. The decrease in net loans is comprised of the reductions in the residential mortgage and consumer and installment loan portfolios of $108.5 million and $68.0 million, respectively, at September 30, 1996 in comparison to December 31, 1995. Substantially offsetting these decreases, is an increase of $135.8 million in loans within the corporate banking portfolio. These changes reflect a restructuring of the loan portfolio which was initiated in early 1995. In accordance with that plan, First Banks has sold substantially all of its conforming residential mortgage production in the secondary mortgage market and has significantly reduced its origination of indirect consumer automobile loans. Tables summarizing the composition of the loan portfolio and deposits are presented under ``--Lending and Credit Management'' and ``--Deposits.''

    For the year ended December 31, 1995, total average assets increased by $1.09 billion primarily as a result of the assets provided by acquisitions of $1.15 billion and internal loan growth of $66 million. This was partially offset by sales of investment securities and residential mortgage loans of $399 million and $147 million, respectively, most of which were used to fund loan growth and to reduce borrowings. The internal loan growth is primarily attributable to the corporate banking activities of First Banks. Each regional lending area within First Banks' marketplace experienced growth during 1995. The continued growth within corporate banking is reflective of First Banks' commitment to expand its presence in its markets. The sales of investment securities were executed in connection with the restructuring of the acquired entities' investment portfolios, to provide funds for internal loan growth and to reduce borrowings.

    First Banks' acquisition program during 1994 and 1995, coupled with its internal growth in residential mortgage loans resulted in a consolidated loan portfolio which had a disproportionate amount of such loans. Although the credit risk associated with residential mortgage loans is generally relatively small, the performance of these loans in periods of changing interest rates makes their interest rate risk more difficult to manage than most other types of loans. Consequently, First Banks concluded that its residential mortgage loan portfolio as a percentage of the total loans should be reduced. Accordingly, during the nine months ended September 30, 1996, First Banks sold $147 million of residential mortgage loans which resulted in a loss of $284,000. During the nine months ended September 30, 1996, First Banks sold various pools of residential mortgage loans held by entities acquired in 1995. The net gains and losses from these transactions was not material.

    The average balance of notes payable increased by $67.6 million to $83.1 million for 1995, in comparison to $15.5 million and $3.3 million for 1994 and 1993, respectively. The increase was used to provide funds for acquisitions completed during 1995 and 1994.

    For the year ended December 31, 1994, total average assets increased by $409 million. The increase is attributable to the five acquisitions completed during the year and internal loan growth primarily within the residential and commercial real estate loan portfolios. The residential loan growth resulted from a shift in customer preference from longer term fixed-rate loans, which First Banks sells in the secondary mortgage market, to adjustable rate and balloon type residential loans, which are eligible for inclusion in First Banks' loan portfolio. This shift in customer preference is normal during periods of increasing interest rates such as 1994. The growth in the commercial real estate loan portfolio is the result of the acquisitions completed during the year, the increased business development efforts of First Banks' lending officers, and generally improving economic conditions.

    Average stockholders' equity continued to increase over these periods, from $189.0 million at December 31, 1993 to $238.3 million at September 30, 1996, or by $49.3 million. The increase is attributable to First Banks' practice of retaining most of its net income to further support future growth.

    The following table sets forth, on a tax-equivalent basis, certain information relating to First Banks' average balance sheet, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the periods indicated:

                                                                       NINE MONTHS ENDED SEPTEMBER 30,
                                                      -------------------------------------------------------------------
                                                                  1996                                 1995
                                                      ------------------------------       ------------------------------
                                                                   INTEREST                             INTEREST
                                                      AVERAGE      INCOME/    YIELD/       AVERAGE      INCOME/    YIELD/
                                                      BALANCE      EXPENSE     RATE        BALANCE      EXPENSE     RATE
                                                      -------      --------   ------       -------      --------   ------
                                                                       (DOLLARS EXPRESSED IN THOUSANDS)
ASSETS

Interest-earning assets:

    Loans:<F1><F2>

        Taxable...................................   $2,701,314    174,608     8.62%      $2,538,575    161,143     8.46%

        Tax-exempt<F3>............................       12,130      1,003    11.03           13,321      1,182    11.83

    Investment securities:

        Taxable<F4>...............................      470,919     16,939     4.80          593,007     26,513     5.96

        Tax-exempt<F3>............................       23,551      1,544     8.74           27,056      1,650     8.13

    Federal funds sold............................       62,424      2,437     5.21           43,877      1,606     4.88

    Other.........................................       31,994      1,345     5.61           11,714        971    11.05
                                                     ----------    -------                ----------    -------

            Total interest-earning assets.........    3,302,332    197,876     7.99        3,227,550    193,065     7.98
                                                                   -------                              -------

Nonearning assets.................................      222,692                              210,314
                                                     ----------                           ----------

            Total assets..........................   $3,525,024                           $3,437,864
                                                     ==========                           ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest-bearing liabilities:

    Interest-bearing demand deposits..............   $  298,990      3,530     1.57%      $  275,788      4,238     2.05%

    Savings deposits..............................      684,640     16,953     3.30          645,951     16,675     3.44

    Time deposits of $100 or more<F4>.............      169,889      7,545     5.92          153,274      6,810     5.92

    Other time deposits<F4>.......................    1,590,836     71,332     5.98        1,398,234     59,630     5.69
                                                     ----------    -------                ----------    -------

            Total interest-bearing deposits.......    2,744,355     99,360     4.83        2,473,247     87,353     4.71

Federal funds purchased, repurchase agreements and
  Federal Home Loan Bank advances<F4>.............       62,354      3,187     6.81          295,474     14,653     6.61

Notes payable and other...........................       78,340      4,032     6.86           80,465      4,344     7.20
                                                     ----------    -------                ----------    -------

            Total interest-bearing liabilities....    2,885,049    106,579     4.93        2,849,186    106,350     4.98
                                                                   -------                              -------

Noninterest-bearing liabilities:

    Demand deposits...............................      365,413                              331,067

    Other liabilities.............................       36,252                               32,585
                                                     ----------                           ----------

            Total liabilities.....................    3,286,714                            3,212,838

Stockholders' equity..............................      238,310                              225,026
                                                     ----------                           ----------

            Total liabilities and stockholders'
              equity..............................   $3,525,024                           $3,437,864
                                                     ==========                           ==========

            Net interest income...................                  91,297                               86,715
                                                                   =======                              =======

            Net interest margin...................                             3.69%                                3.58%
                                                                              =====                                =====

---------

<F1>For purposes of these computations, nonaccrual loans are included in the average loan amounts.

<F2>Interest income on loans includes loan fees.

<F3>Information is presented on a tax-equivalent basis assuming a tax rate of
    35%. The tax-equivalent adjustments were approximately $892,000 and $991,000 for the nine months ended September 30, 1996 and 1995, respec-tively, and $1.3 million, $1.3 million and $984,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

<F4>Includes the effects of interest rate exchange agreements.

                                              YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------
              1995                                      1994                                      1993
---------------------------------         ---------------------------------         ---------------------------------
               INTEREST                                  INTEREST                                  INTEREST
 AVERAGE       INCOME/     YIELD/          AVERAGE       INCOME/     YIELD/          AVERAGE       INCOME/     YIELD/
 BALANCE       EXPENSE      RATE           BALANCE       EXPENSE      RATE           BALANCE       EXPENSE      RATE
 -------       -------     ------          -------       --------    ------          -------       --------    ------
                                          (DOLLARS EXPRESSED IN THOUSANDS)
$2,585,763     220,931      8.54%         $1,602,661     128,708      8.03%         $1,327,306     110,106      8.30%

    13,173       1,543     11.71              13,973       1,346      9.63              13,335       1,088      8.16

   585,868      34,379      5.87             593,460      29,385      4.95             497,922      26,634      5.35

    26,751       2,138      7.99              27,492       2,259      8.22              18,436       1,725      9.36

    52,208       2,905      5.56              37,587       1,533      4.08              50,225       1,418      2.82

    14,602       1,013      6.94               9,605         466      4.85               1,691          25      1.48
----------     -------                    ----------     -------                    ----------     -------

 3,278,365     262,909      8.02           2,284,778     163,697      7.16           1,908,915     140,996      7.39
               -------                                   -------                                   -------

   219,445                                   122,922                                    90,124
----------                                ----------                                ----------

$3,497,810                                $2,407,700                                $1,999,039
==========                                ==========                                ==========

$  279,681       5,760      2.06%         $  234,839       4,421      1.88%         $  209,600       4,008      1.91%

   663,870      22,737      3.42             537,462      15,198      2.83             425,555      11,947      2.81

   166,232       9,931      5.97              72,976       3,300      4.52              54,061       2,496      4.62

 1,443,026      83,595      5.79             969,840      41,170      4.25             870,929      38,635      4.44
----------     -------                    ----------     -------                    ----------     -------

 2,552,809     122,023      4.78           1,815,117      64,089      3.53           1,560,145      57,086      3.66

   256,333      16,850      6.57             107,185       5,498      5.13              25,679         780      3.04

    83,068       6,072      7.31              15,500       1,083      6.99               3,341         192      5.74
----------     -------                    ----------     -------                    ----------     -------

 2,892,210     144,945      5.01           1,937,802      70,670      3.65           1,589,165      58,058      3.65
               -------                                   -------                                   -------

   345,397                                   243,829                                   210,022

    33,345                                    16,692                                    10,804
----------                                ----------                                ----------

 3,270,952                                 2,198,323                                 1,809,991

   226,858                                   209,377                                   189,048
----------                                ----------                                ----------

$3,497,810                                $2,407,700                                $1,999,039
==========                                ==========                                ==========

               117,964                                    93,027                                    82,938
               =======                                   =======                                   =======

                            3.60%                                     4.07%                                     4.34%
                           =====                                     =====                                     =====

     The following table indicates, on a tax-equivalent basis, the changes in interest income and interest expense which are attributable to changes in average volume and changes in average rates, in comparison with the same period in the preceding year. The change in interest due to the combined rate/volume variance has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.

                                                           INCREASE (DECREASE) ATTRIBUTABLE TO CHANGE IN:
                                           --------------------------------------------------------------------------------
                                                                             DECEMBER 31, 1995         DECEMBER 31, 1994
                                           SEPTEMBER 30, 1996 COMPARED           COMPARED                  COMPARED
                                              TO SEPTEMBER 30, 1995        TO DECEMBER 31, 1994      TO DECEMBER 31, 1993
                                           ---------------------------   ------------------------   -----------------------
                                                                 NET                         NET                      NET
                                           VOLUME      RATE     CHANGE   VOLUME    RATE    CHANGE   VOLUME   RATE    CHANGE
                                           ------      ----     ------   ------    ----    ------   ------   ----    ------
                                                                  (DOLLARS EXPRESSED IN THOUSANDS)
INTEREST EARNED ON:
    Loans:<F1><F2>
        Taxable.........................  $  10,398     3,067    13,465   83,570     8,653  92,223  22,061   (3,459)  18,602
        Tax-exempt<F3>..................       (101)      (78)     (179)     (71)      268     197      54      204      258
    Investment securities:
        Taxable<F4>.....................     (4,921)   (4,653)   (9,574)    (368)    5,362   4,994   4,461   (1,710)   2,751
        Tax-exempt<F3>..................       (252)      146      (106)     (59)      (62)   (121)    710     (176)     534
    Federal funds sold..................        716       115       831      710       662   1,372    (148)     263      115
    Other...............................        523      (149)      374      299       248     547     297      144      441
                                          ---------   -------   -------   ------  --------  ------  ------   ------   ------
            Total interest income.......      6,363    (1,552)    4,811   84,081    15,131  99,212  27,435   (4,734)  22,701
                                          ---------   -------   -------   ------  --------  ------  ------   ------   ------
INTEREST PAID ON:
    Interest-bearing demand deposits....        397    (1,105)     (708)     892       447   1,339     475      (62)     413
    Savings deposits....................        867      (589)      278    3,965     3,574   7,539   3,165       86    3,251
    Time deposits of $100 or more<F4>...        735        --       735    5,300     1,331   6,631     857      (53)     804
    Other time deposits<F4>.............      8,542     3,160    11,702   24,345    18,080  42,425   4,068   (1,533)   2,535
    Federal funds purchased, repurchase
      agreements and Federal Home Loan
      Bank advances<F4>.................    (11,923)      457   (11,466)   9,446     1,906  11,352   3,877      841    4,718
    Notes payable and other.............       (112)     (200)     (312)   4,937        52   4,989     841       50      891
                                          ---------   -------   -------   ------  --------  ------  ------   ------   ------
            Total interest expense......     (1,494)    1,723       229   48,885    25,390  74,275  13,283     (671)  12,612
                                          ---------   -------   -------   ------  --------  ------  ------   ------   ------
            Net interest income.........  $   7,857    (3,275)    4,582   35,196   (10,259) 24,937  14,152   (4,063)  10,089
                                          =========   =======   =======   ======  ========  ======  ======   ======   ======

----------

<F1>For purposes of these computations, nonaccrual loans are included in the average loan amounts.

<F2>Interest income on loans includes loan fees.

<F3>Information is presented on a tax-equivalent basis assuming a tax rate of
    35%.

<F4>Includes the effect of interest rate exchange agreements.

NET INTEREST INCOME

    First Banks' primary source of earnings is its net interest income, which is the difference between the interest earned on its earning assets and the interest paid on its interest-bearing liabilities. Net interest income (expressed on a tax-equivalent basis) increased to $91.3 million for the nine months ended September 30, 1996, from $86.7 million for the same period in 1995. For the years ended December 31, 1995, 1994 and 1993, net interest income was $118.0 million, $93.0 million and $82.9 million, respectively.

    While net interest income continued to increase during these periods, the net interest margin, which is net interest income (expressed on a tax-equivalent basis) expressed as a percentage of earning assets, decreased for all periods other than September 30, 1996. This is indicative of the fact that net interest income increased at a slower rate than the increase of earning assets, as follows:

                                                                    INCREASE IN                        INCREASE IN
                                                                   EARNING ASSETS                      NET INTEREST        NET
                                                      EARNING      FROM PRECEDING    NET INTEREST      INCOME FROM       INTEREST
                                                       ASSETS          PERIOD           INCOME       PRECEDING PERIOD     MARGIN
                                                      -------      --------------    ------------    ----------------    --------
                                                                           (DOLLARS EXPRESSED IN THOUSANDS)
Nine months ended September 30, 1996..............   $3,302,332          2.32%         $ 91,297             5.28%          3.69%
Year ended December 31:
    1995..........................................    3,278,365         43.49           117,964            26.81           3.60
    1994..........................................    2,284,778         19.69            93,027            12.16           4.07
    1993..........................................    1,908,915           .05            82,938              .28           4.34

    This is not an unusual phenomena during periods of rapid growth by cash acquisition because the reduction of interest income on internally generated funds used in acquisitions and the interest expense on debt incurred in the transactions offsets a portion of the net interest income of the entities acquired. As indicated, however, by the severity of the decline in net interest margin, other factors were involved.

    Since 1990, First Banks has acquired ten thrifts in various transactions. Both the regulatory requirements and the historic customer bases of thrifts tend to result in balance sheets which are predominately comprised of residential mortgage loans, frequently supplemented by mortgage-backed securities, for earning assets, and certificates of deposit, as a source of funds. For example, First Bank FSB, First Banks' largest thrift entity, had loans, net of unearned discount of $855.8 million at December 31, 1995 of which $619.2 million, or 72.4%, were residential mortgage loans, and deposits of $911.6 million of which $626.5 million, or 68.7%, were certificates of deposit. Because of the competitive, homogeneous nature of residential mortgage loans and certificates of deposit, the interest rate spreads between them tend to be more narrow than other types of loans and funding sources. For the year ended December 31, 1995, First Banks' average yield on residential real estate loans and average cost of certificates of deposit, compared to other segments of its loan portfolio and interest-bearing deposits, were as follows:

                                                                                             INTEREST
                                                                AVERAGE       PERCENT OF     INCOME/      YIELD/
                                                                BALANCES        TOTAL        EXPENSE       RATE
                                                                --------      ----------     --------     ------
                                                                       (DOLLARS EXPRESSED IN THOUSANDS)
Residential mortgage loans..................................   $1,253,474        48.48%      $ 99,656      7.95%
Other Loans.................................................    1,332,289        51.52        122,818      9.22
                                                               ----------     --------       --------
    Total loans.............................................   $2,585,763       100.00%      $222,474      8.60%
                                                               ==========     ========       ========     =====
Certificates of deposit.....................................   $1,609,258        63.04%      $ 93,526      5.81%
Other interest-bearing deposits.............................      943,551        36.96         28,497      3.02
                                                               ----------     --------       --------
    Total interest-bearing deposits.........................   $2,552,809       100.00%      $122,023      4.78%
                                                               ==========     ========       ========     =====

    In addition to the narrow interest spread between the yield on residential mortgage loans and the rates paid on certificates of deposit, mortgage loans introduce various prepayment alternatives for borrowers which exacerbate the inherent interest rate risk associated with their typically long maturities.

    For these two reasons, in 1994, First Banks initiated a plan to reduce its reliance on residential mortgage loans within its portfolio. The change in the portfolio composition required the concurrent internal generation of other types of loans, particularly commercial and industrial, real estate construction and development and commercial real estate loans, a process which had previously been initiated. Consequently, this process focused on continuing to build this business development function as well as the control and servicing staff which are necessary to support it. As the growth of other loans developed, First Banks began selling essentially all of its production of conforming residential mortgage loans in the secondary market. This process was expedited by the sale of a portfolio of residential mortgage loans of $147 million in 1995 and various pools of residential mortgage loans held by acquired entities during the nine months ended September 30, 1996. See ``--Mortgage Banking Activities'' and ``--Loans and Allowance for Possible Loan Losses.''

    While this process was occurring, First Banks expanded its interest rate risk management to improve its risk measurement techniques and reporting, and increase its risk control abilities. This included initiating a program of substantial use of derivative financial instruments to reduce interest rate exposure. Beginning in early 1994, First Banks used a combination of interest rate futures, options on futures, swaps, caps and floors to reduce its exposure, primarily arising from residential mortgage loans and mortgage-backed securities. The expense of these derivative financial instruments is a component of net interest income as summarized below.

                                                COST OF INTEREST RATE:
                                          ---------------------------------
                                                                  SWAP, CAP          REDUCTION       EFFECT ON
                                             FUTURES AND          AND FLOOR           OF NET       NET INTEREST
                                          OPTIONS ON FUTURES      AGREEMENTS      INTEREST INCOME   MARGIN<F1>
                                          ------------------      ----------      ---------------  ------------
                                                              (DOLLARS EXPRESSED                   (EXPRESSED IN
                                                                IN THOUSANDS)                      BASIS POINTS)
Nine months ended September 30:
    1996................................        $2,713              6,035             8,748            (35)
    1995................................         1,050              5,168             6,218            (26)
Year ended December 31:
    1995................................         2,210              6,911             9,121            (28)
    1994................................            --                490               490             (2)
    1993................................            --                 --                --             --

--------

<F1>Effect on net interest margin is expressed as reduction of net interest income divided by average earning assets, annualized.

INTEREST RATE RISK MANAGEMENT

    In financial institutions, the maintenance of a satisfactory level of net interest income is a primary factor in achieving acceptable income levels. The maturity and repricing characteristics of the institution's loan and investment portfolios, relative to those within its deposit structure, may, however, differ significantly. Furthermore, the ability of borrowers to repay loans and depositors to withdraw funds prior to stated maturity dates introduces divergent option characteristics which operate primarily as interest rates change. This causes various elements of the institution's balance sheet to react in different manners and at different times relative to changes in interest rates, thereby leading to increases or decreases in net interest income over time. Depending upon the nature and velocity of interest rate movements and their effect on the specific components of the institution's balance sheet, the effects on net interest income can be substantial. Consequently, a fundamental requirement in managing a financial institution is establishing effective control of the exposure of the institution to changes in interest rates.

    First Banks manages its interest rate risk by: (1) maintaining an Asset Liability Committee (``ALCO'') responsible to First Banks' Board of Directors to review the overall interest rate risk management activity and approve actions taken to reduce risk; (2) maintaining an effective monitoring mechanism to determine First Banks' exposure to changes in interest rates; (3) coordinating the lending, investing and deposit-generating functions to control the assumption of interest rate risk; and (4) employing various off-balance-sheet financial instruments to offset inherent interest rate risk when it becomes excessive. The objective of these procedures is to limit the adverse impact which changes in interest rates may have on net interest income.

    The ALCO has overall responsibility for the effective management of interest rate risk and the approval of policy guidelines. The ALCO includes the Chairman and Chief Executive Officer, the senior executives of investments, credit, retail banking and finance, and certain other officers. The ALCO is supported by the Asset Liability Management Group which monitors interest rate risk, prepares analyses for review by the ALCO and implements actions which are either specifically directed by the ALCO or established by policy guidelines. To measure the effect of interest rate changes, First Banks recalculates its net income over two one-year horizons on a pro forma basis assuming instantaneous, permanent parallel and non-parallel shifts in the yield curve, in varying amounts both upward and downward.

    As discussed previously, during 1994, First Banks expanded its use of off-balance-sheet derivative financial instruments to assist in the management of interest rate sensitivity. These off-balance-sheet derivative financial instruments are utilized to modify the repricing, maturity and option characteristics of on-balance-sheet assets and liabilities. First Banks utilizes a combination of off-balance-sheet derivative financial instruments, generally limited to interest rate swap agreements, interest rate cap and floor agreements, interest rate futures contracts, options on interest rate futures contracts and forward contracts to sell mortgage-backed securities. The use of such derivative financial instruments is strictly limited to reducing the interest rate exposure of First Banks. See ``Notes 1 and 11 to the Consolidated Financial Statements.''

    Derivative financial instruments held by First Banks for purposes of managing interest rate risk are summarized as follows:

                                                          SEPTEMBER 30,             DECEMBER 31,             DECEMBER 31,
                                                               1996                     1995                     1994
                                                      ---------------------    ---------------------    ---------------------
                                                      NOTIONAL      CREDIT     NOTIONAL      CREDIT     NOTIONAL      CREDIT
                                                       AMOUNT      EXPOSURE     AMOUNT      EXPOSURE     AMOUNT      EXPOSURE
                                                      --------     --------    --------     --------    --------     --------
                                                                          (DOLLARS EXPRESSED IN THOUSANDS)
Interest rate swap agreements.....................    $145,000        --        145,000        --        265,000       2,441
Interest rate floor agreements....................     105,000        131       105,000        608            --        --
Interest rate cap agreements......................      30,000        437        30,000        292        10,000        577
Forward commitments to sell mortgage-backed
  securities......................................      31,000        --         42,000        --         24,000        --

    The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of First Banks' credit exposure through its use of derivative financial instruments. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

    First Banks sold interest rate futures contracts and purchased options on interest rate futures contracts to hedge the interest rate risk of its available-for-sale securities portfolio. Interest rate futures contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery of such financial instruments. Options on interest rate futures contracts confer the right to purchase or sell financial futures contracts at a specified price and are settled in cash.

    With the emphasis on limiting First Banks' reliance on residential mortgage based assets and the overall expansion of the loan portfolio during 1994 and 1995, the relative magnitude and primary function of the investment portfolio changed. During the year ended December 31, 1994, investments securities represented 27.2% of average earning assets. This decreased to 18.7% for the year ended December 31, 1995 and 15.0% for the nine months ended September 30, 1996. This reduction in the investment security portfolio and corresponding increase in the magnitude of the loan portfolio increased the importance of liquidity as a securities selection criteria. Generally, this resulted in reducing the average maturity of the portfolio and directing available funds into more readily marketable securities, primarily U.S. Treasury and generic U.S. government agencies obligations. Consequently, mortgage-backed securities in the portfolio decreased from $351.8 million, or 59.8% of the portfolio, at December 31, 1994, to $235.5 million, or 46.3% of the portfolio, at December 31, 1995, and $197.2 million, or 39.5% of the portfolio at September 30, 1996. These changes had a substantial effect on the interest rate risk characteristics of the portfolio, and consequently the magnitude of hedging required and methods used to limit interest rate risk.

    As a result, beginning in the second quarter of 1995, First Banks began to reduce its hedge position to coincide with the current expected life of the available for sale securities portfolio by decreasing the number of outstanding interest rate futures contracts. First Banks continued to reduce its hedge position through additional reductions in the number of outstanding interest rate futures contracts during the third quarter as a result of certain investment security sales and further declines in interest rates. In addition, during the fourth quarter of 1995, the remaining outstanding interest rate futures contracts were closed. The closure of the remaining contracts reflects First Banks' decision to manage the interest rate risk of the overall balance sheet, rather than specific components.

    The net change in the unamortized balance of net deferred losses to $4.6 million at December 31, 1995, from a net deferred gain of $6.5 million at December 31, 1994, is attributable to the significant decline in interest rates which occurred during 1995. The losses incurred on the interest rate futures contracts were partially offset by gains in the available for sale securities portfolio. The loss in market value, net of related tax benefit, for the available for sale securities portfolio totaled $1.3 million during the period from December 31, 1994 to December 31, 1995. The loss in market value resulted from an increase in the projected prepayments of principal underlying the available for sale securities portfolio. These increased prepayment projections disproportionately shortened the expected lives of the available for sale securities portfolio in comparison to the effective maturity created with the hedge position.

    The decrease in the unamortized balance of net deferred futures losses during the nine month period ended September 30, 1996 consists of amortization of $2.7 million and recognition of $700,000 of realized hedging losses in connection with sales of investment securities.

    The unamortized balance of net deferred losses on interest rate futures contracts of $1.2 million and $4.6 million at September 30, 1996 and December 31, 1995, respectively, and net deferred gains on interest rate futures contracts of $6.5 million at December 31, 1994, respectively, were applied to the carrying value of the available for sale securities portfolio as part of the mark-to-market valuation.

    Interest rate swap agreements are utilized to extend the repricing characteristics of certain interest-bearing liabilities to correspond more closely with the assets of First Banks, with the objective of stabilizing net interest income over time. The net interest expense for these agreements was $5.8 million and $4.9 million for the nine months ended September 30, 1996 and 1995, respectively, and $6.6 million and $490,000 for the years ended December 31, 1995 and 1994, respectively. The maturity dates, notional amounts, interest rates paid and received, and fair values of interest rate swap agreements outstanding as of the dates indicated are summarized as follows:

                                                                                                        INTEREST
                                                                              NOTIONAL                    RATE         FAIR VALUE
                               MATURITY DATE                                   AMOUNT        PAID       RECEIVED       GAIN (LOSS)
                               -------------                                  --------       ----       --------       -----------
                                                                                      (DOLLARS EXPRESSED IN THOUSANDS)
September 30, 1996:
    September 30, 1997.....................................................   $ 35,000       7.04%        5.55%        $   (364)
    December 8, 1997.......................................................     15,000       7.90         5.66             (333)
    September 30, 1999.....................................................     35,000       7.32         5.55             (744)
    September 30, 2001.....................................................     35,000       7.65         5.55           (1,250)
    January 30, 2005.......................................................     25,000       8.13         5.63           (1,753)
                                                                              --------                                 --------
                                                                              $145,000       7.53         5.56         $ (4,444)
                                                                              ========       ====         ====         ========
December 31, 1995:
    September 30, 1997.....................................................   $ 35,000       7.04%        5.69%        $   (932)
    December 8, 1997.......................................................     15,000       7.90         5.81             (711)
    September 30, 1999.....................................................     35,000       7.32         5.69           (2,073)
    September 30, 2001.....................................................     35,000       7.65         5.69           (3,207)
    January 30, 2005.......................................................     25,000       8.13         5.94           (3,703)
                                                                              --------                                 --------
                                                                              $145,000       7.53         5.74         $(10,626)
                                                                              ========       ====         ====         ========
December 31, 1994:
    December 8, 1996.......................................................   $100,000       7.79%        6.38%        $      8
    December 8, 1997.......................................................     65,000       7.90         6.38              309
    October 21, 1997.......................................................     50,000       7.20         5.56            1,086
    October 21, 1999.......................................................     30,000       7.56         5.56              667
    October 21, 2001.......................................................     20,000       7.77         5.56              371
                                                                              --------                                 --------
                                                                              $265,000       7.68         6.07         $  2,441
                                                                              ========       ====         ====         ========

    In connection with the sale of a pool of approximately $147 million of residential mortgage loans and repayment of the related short-term borrowings, on May 25, 1995, First Banks terminated a $100 million interest rate swap agreement resulting in a loss of $3.3 million. The loss on the termination of the $100 million interest rate swap agreement has been reflected in the consolidated statement of income for the year ended December 31, 1995.

    In addition, First Banks experienced a shortening of the expected life of its loan portfolio. This decrease was the result of the decision by First Banks to reduce its portfolio of residential mortgage loans by selling essentially all of its new loan originations in the secondary market as well as significant decline in interest rates during 1995, which caused an increase in the projections of principal prepayments of residential mortgage loans. These factors disproportionately shortened the expected life of the loan portfolio relative to the effective maturity created with the interest rate swap agreements. Consequently, during July 1995, First Banks shortened the effective maturity of its interest-bearing liabilities through the termination of $225 million interest rate swap agreements at a loss of $13.5 million. This loss has been deferred and is being amortized over the remaining lives of the swap agreements. If all or any portion of the underlying liabilities are repaid, the related deferred loss will be charged to operations.

    During November 1996, First Banks shortened the effective maturity of its interest-bearing liabilities through the termination of $75 million of interest rate swap agreements at a loss of $5.3 million. This termination reduced the effective maturity of liabilities in response to the decrease in the effective life of the loan portfolio, which occurred primarily as a result of continuing reduction in the residential mortgage loan portfolio. The loss incurred will be deferred and amortized over the remaining lives of the swap agreements, unless the underlying liabilities are repaid prior to that date.

    First Banks also has interest rate cap and floor agreements to limit the interest expense associated with certain of its interest-bearing liabilities and the net interest expense of certain interest rate swap agreements, respectively. At September 30, 1996, December 31, 1995 and 1994, the unamortized costs for these agreements were $470,000, $685,000 and $577,000, respectively, and were included in other assets. There are no amounts receivable under these agreements.

    As more fully discussed under ``--Mortgage Banking Activities,'' derivative financial instruments issued by First Banks consist of commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These loan commitments, net of estimated underwriting fallout, and loans held for sale are hedged with forward contracts to sell mortgage-backed securities.

    In addition to the simulation model employed by First Banks, a more traditional interest rate sensitivity position is prepared and reviewed in conjunction with the results of the simulation model. The following table presents the projected maturities and periods to repricing of First Banks' rate-sensitive assets and liabilities as of December 31, 1995, adjusted to account for prepayment assumptions:

                                                                        OVER THREE   OVER SIX
                                                                THREE    THROUGH      THROUGH    OVER ONE
                                                                MONTHS     SIX        TWELVE      THROUGH   OVER FIVE
                                                    IMMEDIATE  OR LESS    MONTHS      MONTHS    FIVE YEARS    YEARS        TOTAL
                                                    ---------  -------  ----------   --------   ----------  ---------      -----
                                                                           (DOLLARS EXPRESSED IN THOUSANDS)

Interest-earning assets:

    Loans<F1>.....................................  $347,887   231,398    400,654     660,505    1,006,406    97,369     2,744,219

    Investment securities.........................    59,029    76,869     57,098      50,790      196,714    67,823       508,323

    Federal funds sold............................    53,800        --         --          --           --        --        53,800

    Receivable from sale of investment
      securities..................................        --    41,265         --          --           --        --        41,265

    Interest-bearing deposits with other financial
      institutions................................    16,110       750         --          --           --        --        16,860
                                                    --------  --------   --------     -------    ---------   -------     ---------

        Total interest-earning assets.............  $476,826   350,282    457,752     711,295    1,203,120   165,192     3,364,467
                                                    ========  ========   ========     =======    =========   =======     =========

Interest-bearing liabilities:

    Interest-bearing demand accounts..............        --   113,805     70,745      46,138       33,834    43,062       307,584

    Savings accounts..............................        --    56,609     46,619      39,959       56,610   133,198       332,995

    Money market demand accounts..................   357,907        --         --          --           --        --       357,907

    Time deposits.................................        --   491,217    304,631     499,595      499,105       999     1,795,547

    Other borrowed funds..........................    62,977    86,688      1,110       4,787        3,570       544       159,676
                                                    --------  --------   --------     -------    ---------   -------     ---------

        Total interest-bearing liabilities........   420,884   748,319    423,105     590,479      593,119   177,803     2,953,709

Effect of interest rate exchange agreements on
  rate-sensitive liabilities......................        --  (145,000)        --          --       85,000    60,000            --
                                                    --------  --------   --------     -------    ---------   -------     ---------

        Total rate-sensitive liabilities adjusted
          for impact of interest rate exchange
          agreements..............................  $420,884   603,319    423,105     590,479      678,119   237,803     2,953,709
                                                    ========  ========   ========     =======    =========   =======     =========

Interest sensitivity gap:

    Periodic......................................  $ 55,942  (253,037)    34,647     120,816      525,001    72,611       410,758
                                                                                                                         =========

    Cumulative....................................    55,942  (197,095)  (162,448)    (41,632)     483,369   410,758
                                                    ========  ========   ========     =======    =========   =======

Ratio of interest-sensitive assets to interest-sensitive liabilities:

    Periodic......................................      1.13      0.58       1.08        1.20         1.77      0.69          1.14
                                                                                                                         =========

    Cumulative....................................      1.13      0.81       0.89        0.98         1.18      1.14
                                                    ========  ========   ========     =======    =========   =======

---------

<F1>Loans presented net of unearned discount.

    Management makes certain assumptions in preparing the table above. These assumptions include: (i) loans will repay at historic repayment speeds; (ii) mortgage-backed securities, included in investment securities, will repay at projected repayment speeds; (iii) interest-bearing demand accounts and savings accounts are interest sensitive at a rate of 37% and 17%, respectively, of the remaining balance for each period presented; and (iv) fixed maturity deposits will not be withdrawn prior to maturity. Actual experience may differ from the rates assumed in preparing this table.

    At December 31, 1995, First Banks was liability sensitive on a cumulative basis through the twelve-month time horizon by $41.6 million or 1.1% of total assets. This compares to a liability-sensitive position on a cumulative basis over the same time horizon of $80.6 million or 2.8% of total assets at December 31, 1994. The reduced liability-sensitive position for 1995 reflects the reduction in short-term borrowings and the change in the composition of acquired assets and liabilities.

    The interest sensitivity position is one of several measurements of the impact of interest rate changes on net interest income. Its usefulness in assessing the effect of potential changes in net interest income varies with the constant change in the composition of First Banks' assets and liabilities and changes in interest rates. For this reason, First Banks places greater emphasis on a simulation model for monitoring its interest rate exposure.

MORTGAGE BANKING ACTIVITIES

    The mortgage banking activities of First Banks consist of the origination and purchase of residential mortgage loans. Generally, First Banks sells its production of residential mortgage loans in the secondary loan markets. Servicing rights are retained with respect to conforming fixed rate loans. Other loans are sold on a servicing released basis.

    In conjunction with its de-emphasis of residential mortgage lending for its loan portfolio, First Banks is considering subcontracting its mortgage loan servicing and transferring its origination function to an entity which would be indirectly owned by First Banks' voting shareholders. It is not anticipated that any such subcontract and transfer, if consummated, would have a material effect on the financial condition or results of operations of First Banks. First Banks may also consider selling its residential mortgage servicing, either to an unrelated entity or an entity which would be indirectly owned by First Banks' voting shareholders. If such a transaction is initiated, its purpose would be to redeploy the capital allocated to its mortgage servicing to assets which would provide a greater and more stable return on capital to First Banks.

    For the nine month periods ended September 30, 1996 and 1995, First Banks originated and purchased loans for resale totaling $104 million and $139 million and sold loans totaling $91 million and $27 million, respectively. For the three years ended December 31, 1995, 1994 and 1993, First Banks originated and purchased loans for resale totaling $67 million, $81 million and $266 million and sold loans totaling $207 million, $168 million and $268 million, respectively. Mortgage loans serviced for investors totaled $856 million and $861 million at September 30, 1996 and 1995, and $888 million, $699 million and $661 million at December 31, 1995, 1994 and 1993, respectively. The increase for the year ended December 31, 1995 reflects the production of new loans and servicing held by various acquired entities, partially offset by First Banks' sale of $427 million of mortgage loan servicing rights during the year. First Banks elected to sell the servicing rights after a review of the prospective profitability of its mortgage servicing portfolio, the favorable sales prices available in the market, and the substantial increases to the portfolio resulting from various acquisitions. This sale resulted in a gain of $3.8 million for the nine month period ended September 30, 1995.

    The interest income earned on loans held for sale prior to interest expense and the cost of capital was $2.5 million and $2.2 million for the nine month periods ended September 30, 1996 and 1995 and $3.2 million, $4.7 million and $8.2 million for the three years ended December 31, 1995, 1994 and 1993, respectively. The fluctuations in interest income during these periods relate primarily to changes in the average balance of loans held for sale and the related loan volumes, and the prevailing interest rate when the loans were made. The average balance of loans held for sale was $39.8 million and $33.2 million for the nine month periods ended September 30, 1996 and 1995, and $36.8 million, $59.2 million and $109.0 million for the years ended December 31, 1995, 1994 and 1993, respectively.

    The mortgage loan servicing fees are reported net of mortgage-backed security guarantee fee expense, interest shortfall and amortization of purchased mortgage servicing rights. Loan servicing fees were $2.0 million and $2.3 million for the nine month periods ended September 30, 1996 and 1995, and $2.9 million, $1.6 million and $1.2 million for the years ended December 31, 1995, 1994 and 1993, respectively.

    Associated with the activity of originating and purchasing loans to be sold into the secondary market are the realized and unrealized gains, net of losses, incurred during the period prior to sale. These net gains or losses include:
(1) the adjustments of the carrying values of loans held for sale to current market values; (2) the adjustments for any gains or losses on loan commitments for which the interest rate has been established, net of anticipated underwriting ``fallout''; and (3) the related cost of hedging the loans held for sale and loan commitments during the period First Banks is exposed to interest rate risk. The loss on mortgage loans originated for resale, including loans sold and held for sale, was $7,000 and $622,000 for the nine month periods ended September 30, 1996 and 1995, respectively. The loss on mortgage loans originated for resale, including loans sold and held for sale, was $608,000 for the year ended December 31, 1995, in comparison to a gain of $126,000 and a loss of $1.7 million for the years ended December 31, 1994 and 1993, respectively. The loss incurred during 1993 was primarily attributable to the unprecedented high volumes of residential fixed-rate loan commitments and residential fixed-rate loans held for sale during this period. For the nine month period ended September 30, 1996 and for the years ended December 31, 1995 and 1994, the origination volumes of residential fixed-rate loans declined. With the reduced volumes, the mortgage banking operation was able to originate, package and sell its production on a more timely basis and, accordingly, reduce the associated hedge cost. While First Banks experienced higher levels of losses during 1993, these losses were more than offset by the additional net interest income earned from the higher average balance of the portfolio of loans held for sale during these same periods.

    As more fully described under ``--Interest Rate Risk Management,'' First Banks' interest rate risk management policy provides certain hedging parameters to reduce the interest rate exposure arising from changes in loan prices from the time of commitment until the sale of the security or the loan. To reduce this exposure, First Banks utilizes forward commitments to sell fixed-rate mortgage-backed securities at a specified date in the future. At September 30, 1996, December 31, 1995 and 1994, First Banks had $35.7 million, $42.4 million and $25.0 million of loans held for sale and related commitments, net of committed loan sales and estimated underwriting fallout, of which $31.0 million, $42.0 million and $24.0 million, respectively, were hedged through the use of such forward commitments.

COMPARISON OF RESULTS OF OPERATIONS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995

    NET INCOME. Net income for the nine months ended September 30, 1996 was $11.4 million compared to $19.6 million for the same period in 1995. This represents a return on average assets of .43% and .76% for the nine months ended September 30, 1996 and 1995, respectively. This compares to First Banks' historical levels of return on average assets of .70%, 1.00% and 1.16% for the years ended December 31, 1995, 1994 and 1993, respectively.

    The decline in operating results in 1996 and 1995 reflects several influences which have had significant adverse effects on earnings. As previously discussed, during this period First Banks completed 12 acquisitions located in four states, increasing total assets approximately $2.0 billion. See ``--General.'' Eight of these acquired entities have been merged with other First Banks subsidiaries. Most of the acquired institutions exhibited significant financial distress prior to their acquisition, generally related to asset quality problems and/or high operating expenses.

    Consequently, in the periods since their respective dates of acquisition, management of First Banks has worked with management of the acquired institutions to completely reorient their positions within their market places, restructure their balance sheets and revise their systems and procedures. This has required a significant dedication of resources by First Banks, both in terms of expenses and personnel. Substantial expenses have been incurred in reorganizing, retraining and reducing staff, converting data processing systems, instituting and controlling new policies and procedures, and merging corporate cultures, not only with that of First Banks, but also between acquired institutions.

    This process has been complicated by the existence of what is collectively a substantial portfolio of problem assets. While the provisions for possible loan losses in California and Texas have been substantial, this represents only a portion of the cost of carrying the problem assets. In addition to that expense is the loss of income on nonperforming assets, the management, legal and other costs associated with managing and collecting problem loans, and the expenses incurred in foreclosing, operating, holding and disposing of real estate and other collateral acquired from problem borrowers.

    Although these factors were anticipated prior to the acquisitions and are considered acceptable as costs of building the long term franchise value of First Banks, they had a substantial effect on First Banks' profitability for the nine month periods ended September 30, 1996 and 1995. A comparison of the relative profitability of First Banks' investment in bank and thrift subsidiaries by area is as follows:

                                                                  NINE MONTHS ENDED SEPTEMBER 30,
                                                     ---------------------------------------------------------
                                                        CALIFORNIA             TEXAS                OTHER
                                                     ----------------     ---------------     ----------------
                                                     1996<F1>    1995     1996<F1>   1995     1996<F1>    1995
                                                     --------    ----     --------   ----     --------    ----
                                                                  (DOLLARS EXPRESSED IN THOUSANDS)
    Equity in income (loss) of subsidiaries.......   $ 3,106     2,689        666   (1,681)    16,834     21,112
    Average investment in subsidiaries............    50,819    43,790     25,893   27,888    213,843    222,258
    Return on average investment, annualized......      8.15      8.19       3.43    (8.04)     10.50      12.67

--------

<F1>Excludes the effect of the one-time FDIC special assessment, net of related tax benefit.

    As previously discussed, during 1994 First Banks expanded its hedging activities through the use of derivative financial instruments as a means to reduce its interest rate risk exposure. The hedges were generally established between September 1994, after a significant increase in interest rates had already occurred, and March 1995, when interest rates began to decrease. While being conceptually appropriate in reducing interest rate risk, because of its timing, this hedging process did not have an opportunity to contribute to protecting First Banks from the adverse effects of increasing interest rates, but limited substantially its opportunity to benefit from decreasing interest rates. The expense of such derivative financial instruments was $8.7 million for the nine months ended September 30, 1996, in comparison to $6.2 million for the same period in 1995. The expense of derivative financial instruments was $9.1 million and $490,000 for the years ended December 31, 1995 and 1994, respectively.

    The results of operations for the nine months ended September 30, 1996 were also adversely affected by an $8.6 million charge for the one-time special deposit insurance assessment passed by Congress and signed by President Clinton on September 30, 1996. This special assessment will be used to recapitalize the SAIF of the FDIC in order to bring it into parity with the BIF of the FDIC.

    In addition, income for the nine months ended September 30, 1995 included net securities gains of $2.8 million compared to net securities losses of $421,000 for the same period in 1996.

    As previously discussed, net interest income (expressed on a tax-equivalent basis) for the nine months ended September 30, 1996 was $91.3 million, or 3.69% of average interest earning assets, compared to $86.7 million, or 3.58% of average interest earning assets, for the same period in 1995.

    PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses was $8.8 million and $8.4 million for the nine months ended September 30, 1996 and 1995, respectively, while net loan charge-offs were $16.1 million and $9.6 million for the same periods.

    Several of First Banks' acquisitions in 1995 and 1994 included significant portfolios of problem assets. This is particularly evident in California, where the economy has been weak in recent years. Of First Banks' total nonperforming assets of $43.7 million at September 30, 1996, $18.1 million, or 41.4%, were held by the California and Texas banks. As this would suggest, during the nine month periods ended September 30, 1996 and 1995, a substantial portion of First Banks' net loan charge-offs and provisions for possible loan losses related to loans of the California or Texas banks.

    The following is a summary of loan loss experience by geographic areas for the nine month periods ended September 30, 1996 and 1995:

                                                               NINE MONTHS ENDED SEPTEMBER 30,
                                  ----------------------------------------------------------------------------------------
                                    CALIFORNIA               TEXAS                   OTHER                     TOTAL
                                  ---------------       ---------------        -----------------         -----------------
                                  1996       1995       1996       1995        1996         1995         1996         1995
                                  ----       ----       ----       ----        ----         ----         ----         ----
                                                              (DOLLARS EXPRESSED IN THOUSANDS)
Total loans...................  $402,378    441,542    172,737    202,336    2,157,911    2,104,837    2,733,026    2,748,715
Total assets..................   559,950    610,983    271,700    306,744    2,714,504    2,782,234    3,546,154    3,699,961
Provisions for possible loan
  losses......................     4,024        415        600      5,525        4,150        2,509        8,774        8,449
Net loan charge-offs..........    (8,612)    (6,158)    (1,921)    (2,328)      (5,541)      (1,122)     (16,074)      (9,609)
Net loan charge-offs as a
  percentage of average
  loans<F1>...................      2.67%      2.58%      1.47%      1.50%         .35%         .07%         .79%         .50%

--------

<F1>Ratios of net loan charge-offs as a percentage of average loans are annualized.

    The provision for possible loan losses for the nine months ended September 30, 1995 reflects a special provision of $3.7 million. This special provision related to FBA's portfolio of automobile loans which had experienced increased levels of loan charge-offs and loans past due 30 days or more within that portfolio during 1995.

    The provision for possible loan losses for the nine month period ended September 30, 1996 reflects an additional provision attributable to a single commercial loan of First Bank (Missouri) of approximately $3.7 million which was fully charged-off. The loan was identified in 1995 as having potential problems creating uncertainty as to its collectibility. During the nine months ended September 30, 1996, the borrower failed to meet certain previously-agreed financial measures and principal reductions. As a result, it became apparent the loan could not be collected in the normal course of business and was charged-off.

    Tables summarizing nonperforming assets, past due loans and charge-off experience are presented under ``--Loans and Allowance for Possible Loan Losses.''

    NONINTEREST INCOME AND EXPENSE. The following table summarizes noninterest income and noninterest expense for the nine month periods September 30, 1996 and 1995, respectively.

                                                                                      SEPTEMBER 30,        INCREASE (DECREASE)
                                                                                     ----------------      -------------------
                                                                                     1996        1995        AMOUNT        %
                                                                                     ----        ----        ------        -
                                                                                         (DOLLARS EXPRESSED IN THOUSANDS)
Noninterest income:
    Service charges on deposit accounts and customer service fees................   $ 9,411      7,634       1,777        23.28%
    Credit card fees.............................................................     1,897      1,615         282        17.46
    Loan servicing fees, net.....................................................     2,027      2,286        (259)      (11.33)
    Gain (loss) on mortgage loans sold and held for sale:
        Originated for sale......................................................        (7)      (338)        331       (97.93)
        Other loan sales.........................................................        --       (284)        284           --
    Trust and brokerage fees.....................................................       512        530         (18)       (3.40)
    Net gain (loss) on sales of securities.......................................      (421)     2,765      (3,186)     (115.23)
    Gain on sale of mortgage loan servicing rights...............................        --      3,843      (3,843)          --
    (Loss) on cancellation of interest rate swap agreement.......................        --     (3,342)      3,342           --
    Other........................................................................     2,379      2,933        (554)      (18.89)
                                                                                    -------     ------      ------
            Total noninterest income.............................................   $15,798     17,642      (1,844)      (10.45)
                                                                                    =======     ======      ======      =======
Noninterest expense:
    Salaries and employee benefits...............................................   $30,085     27,938       2,147         7.68%
    Occupancy, net of rental income..............................................     7,245      6,244       1,001        16.03
    Furniture and equipment......................................................     5,404      4,982         422         8.47
    Federal Deposit Insurance Corporation premiums...............................    11,355      3,810       7,545       198.03
    Postage, printing and supplies...............................................     3,660      3,360         300         8.93
    Data processing fees.........................................................     3,479      3,560         (81)       (2.28)
    Legal, examination and professional fees.....................................     3,620      3,975        (355)       (8.93)
    Credit card expenses.........................................................     2,149      1,762         387        21.96
    Communications...............................................................     1,992      1,744         248        14.22
    Advertising..................................................................     1,253      1,473        (220)      (14.94)
    Losses and expenses on foreclosed real estate, net of gains..................       951        539         412        76.44
    Other........................................................................    10,044      7,314       2,730        37.33
                                                                                    -------     ------      ------
            Total noninterest expense............................................   $81,237     66,701      14,536        21.79
                                                                                    =======     ======      ======      =======

    Noninterest income was $15.8 million for the nine months ended September 30, 1996, in comparison to $17.6 million for the same period in 1995. The decrease for the nine months ended September 30, 1996 is primarily attributable to net security losses of $421,000 for the nine months ended September 30, 1996 in comparison to net securities gains of $2.8 million for the same period in 1995, partially offset by the additional noninterest income generated from the acquisitions completed throughout 1995 and 1994.

    An increase of $2.1 million in service charges, customer service fees and credit card fees for the nine months ended September 30, 1996, compared to the same period in 1995, relates primarily to the aforementioned acquisitions.

    For the nine months ended September 30, 1996, loan servicing fees, net, decreased by $259,000, in comparison to the same period in 1995. As more fully described under ``--Mortgage Banking Activities'', the decrease is attributable to the sale of $427 million of mortgage loan servicing rights during July 1995.

    During the nine months ended September 30, 1995, First Banks decided to sell $427 million of mortgage servicing rights due to favorable pricing available in the marketplace at that time. This sale resulted in a gain of $3.8 million.

    In addition, First Banks sold $147 million of residential mortgage loans during the nine months ended September 30, 1995, resulting in a loss of $284,000. In connection with the sale of these loans, First Banks terminated an interest rate swap agreement, resulting in a loss of $3.3 million for the nine months ended September 30, 1995.

    Noninterest income also includes net security losses of $421,000 for the nine months ended September 30, 1996, in comparison to net security gains of $2.8 million for the same period in 1995. The securities sold were classified as available for sale within the investment security portfolio. Gross gains and losses were $445,000 and $166,000, respectively, for the nine months ended September 30, 1996. For the nine months ended September 30, 1995, the gross gains and losses were $8.0 million and $1.2 million, respectively. The net security losses include the recognition of $700,000 and $4.0 million of realized hedging losses for the nine month periods ended September 30, 1996 and 1995, respectively.

    The increase in other income for the nine months ended September 30, 1996 relates primarily to a non-recurring gain of $795,000 realized from the termination of a leveraged lease and the related sale of the underlying leased assets. Included in other income for the nine months ended September 30, 1995 was $802,000 from the termination of a self-insurance trust.

    Noninterest expense was $81.2 million and $66.7 million for the nine months ended September 30, 1996 and 1995, respectively. The increase of $14.5 million is primarily attributable to the one-time special assessment discussed below and incremental operating expenses of the seven acquisitions completed throughout 1995. In particular, salaries and employee benefits increased by $2.2 million to $30.1 million from $27.9 million for the nine month periods ended September 30, 1996 and 1995, respectively. In addition, occupancy and furniture and equipment expenses increased by $1.4 million to $12.6 million from $11.2 million for the nine month periods ended September 30, 1996 and 1995, respectively.

    FDIC expense for the nine months ended September 30, 1996 includes an $8.6 million charge for the one-time special deposit insurance assessment passed by Congress and signed by President Clinton on September 30, 1996. This special assessment will be used to recapitalize the SAIF of the FDIC and bring it into parity with the BIF of the FDIC. As a result of this special assessment, First Banks' cost of deposit insurance for SAIF insured deposits is expected to decrease by approximately $2.0 million for the year ended December 31, 1997 in comparison to December 31, 1996, excluding the effect of the special assessment. The expected decrease in the cost of deposit insurance is based on an overall assessment rate for 1997 of 1.29 basis points and 6.44 basis points for each $100.00 of assessable BIF and SAIF deposits respectively, in comparison to the current assessment rate, of 23 basis points. First Banks currently has $1.2 billion of SAIF insured deposits.

COMPARISON OF RESULTS OF OPERATIONS FOR YEARS ENDED 1995 AND 1994

    NET INCOME. Net income for the year ended December 31, 1995 was $24.5 million, compared with $24.0 million earned in 1994. Although income increased in 1995, the substantial increase in total assets resulting from acquisitions caused the return on average assets to decrease to .70% for the year ended December 31, 1995, compared to 1.00% in 1994. This is indicative of the marginal operating results of certain of the acquired entities during the periods subsequent to their respective acquisition dates, as well as the cost of the funds used in their acquisitions and the expenses associated with amalgamating them into First Banks' systems and culture.

    As discussed previously, net interest income (expressed on a tax-equivalent basis) was $118.0 million, or 3.60%, of average interest-earning assets for 1995, compared to $93.0 million, or 4.07%, for 1994.

    PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses was $10.4 million and $1.9 million for the years ended December 31, 1995 and 1994, respectively, which was partially attributable to the increase in net loan charge-offs to $10.8 million in 1995 from $1.5 million in 1994. First Banks substantially increased its provision for possible loan losses in 1995 in recognition of the internal growth in the loan portfolio as well as its assessment of the risk inherent in the various portfolios of acquired entities. The unusually high level of recoveries of previously charged-off loans experienced in prior years decreased, contributing to the increase in the amount of net loan charge-offs for the year. At the same time, an increase in the amount of loans past due over 30 days, particularly in portfolios of recently acquired entities, and the desire to deal aggressively with loan problems as they arise, led to First Banks' decision to continue to strengthen its allowance for possible loan losses.

    The increased level of net loan charge-offs and loans past due over 30 days primarily related to the portfolios of CCB and FBA, which were acquired by First Banks on March 15, 1995 and August 31, 1994, respectively. Net loan charge-offs for both CCB and FBA were approximately $9.2 million and $514,000 for the years ended December 31, 1995 and 1994, respectively.

    CCB's charge-offs resulted primarily from the application of First Banks' more aggressive approach to resolving loan problems within its consolidated portfolio. This approach has resulted in a reduction in the level of acquired problem loans to $23.7 million at December 31, 1995, from $38.5 million at March 15, 1995, the acquisition date.

    FBA has experienced an increase in its automobile loan charge-offs and automobile loans past due 30 days or more which resulted in a special provision of $3.7 million during the three month period ended September 30, 1995. The increase in charge-offs for FBA is partly due to changes in the practice and timing of recording such charge-offs. Previously, FBA charged-off the remaining balance of a loan after reducing that amount by the estimated value of the collateral even if the collateral was not yet in its possession. Commencing in the second quarter of 1995, FBA, consistent with First Banks' practice, charges off a loan when it becomes 120 days or more past due, regardless of whether the collateral is in its possession. When the collateral is subsequently received, the charged-off amount is adjusted for the value of the collateral. In addition, in an effort to further reduce the overall level of loan charge-offs and loans past due 30 days or more within this portfolio, FBA has increased its collection efforts and has implemented more stringent lending practices, including regular reviews of new loans originated and strict adherence to approved policies and practices.

    Contributing further to the increase in net loan charge-offs for 1995 in comparison to 1994 were reductions in the level of recoveries of previously charged-off loans. Recoveries of previously charged-off loans decreased by $300,000 to $4.9 million from $5.2 million for the years ended December 31, 1995 and 1994, respectively. The decrease reflects the reduced levels of loan charge-offs from $12.2 million for the year ended December 31, 1992, to $9.5 million and $6.7 million for the years ended December 31, 1993 and 1994, respectively, and the corresponding reduction in the opportunities to obtain recoveries.

    NONINTEREST INCOME AND EXPENSE. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 1995 and 1994, respectively.

                                                                                                                    INCREASE
                                                                                          DECEMBER 31,             (DECREASE)
                                                                                        ----------------        ---------------
                                                                                        1995        1994        AMOUNT        %
                                                                                        ----        ----        ------        -
                                                                                            (DOLLARS EXPRESSED IN THOUSANDS)
Noninterest income:
    Service charges on deposit accounts and customer service fees...................   $10,661      8,300       2,361        28.4%
    Credit card fees................................................................     2,179      1,746         433        24.8
    Loan servicing fees, net........................................................     2,932      1,645       1,287        78.2
    Gain (loss) on mortgage loans sold and held for sale:
        Originated for sale.........................................................      (324)       126        (450)     (357.1)
        Other loan sales............................................................      (284)        --        (284)         --
    Trust and brokerage fees........................................................       699        744         (45)       (6.0)
    Net loss on sales of securities.................................................      (866)      (290)       (576)     (198.6)
    Gain on sale of mortgage loan servicing rights..................................     3,843         --       3,843          --
    Loss on cancellation of interest rate swap agreement............................    (3,342)        --      (3,342)         --
    Other...........................................................................     3,909      1,363       2,546       186.8
                                                                                       -------     ------      ------
            Total noninterest income................................................   $19,407     13,634       5,773        42.3
                                                                                       =======     ======      ======      ======
Noninterest expense:
    Salaries and employee benefits..................................................   $37,941     28,337       9,604        33.9%
    Occupancy, net of rental income.................................................     8,709      5,260       3,449        65.6
    Furniture and equipment.........................................................     6,852      5,209       1,643        31.5
    Federal Deposit Insurance Corporation premiums..................................     4,911      4,484         427         9.5
    Postage, printing and supplies..................................................     4,678      3,304       1,374        41.6
    Data processing fees............................................................     4,838      3,733       1,105        29.6
    Legal, examination and professional fees........................................     5,412      3,562       1,850        51.9
    Credit card expenses............................................................     2,490      2,455          35         1.4
    Communications..................................................................     2,476      1,816         660        36.3
    Advertising.....................................................................     2,182      1,767         415        23.5
    Losses and expenses on foreclosed real estate, net of gains.....................     1,302        792         510        64.4
    Other...........................................................................     9,775      7,015       2,760        39.3
                                                                                       -------     ------      ------
            Total noninterest expense...............................................   $91,566     67,734      23,832        35.2
                                                                                       =======     ======      ======      ======

    Noninterest income increased by $5.8 million to $19.4 million from $13.6 million for the year ended December 31, 1995 in comparison to December 31, 1994. The increase is attributable to mortgage banking activities, additional service charges and customer fee income, partially offset by sales of investment securities and residential mortgage loans. A more thorough discussion and analysis of the increases attributable to mortgage banking operations has been presented under ``--Mortgage Banking Activities.''

    Increases of $4.1 million for the year ended December 31, 1995, in comparison to the same period in 1994, in service charges, customer service fees, credit card fees and loan servicing fees relate primarily to the aforementioned acquisitions.

    Offsetting the increase in noninterest income was a net loss on sales of securities of $866,000 and $290,000 for the years ended December 31, 1995 and 1994, respectively. The sales were executed to restructure acquired entities' investment portfolios, to provide funds for internal loan growth and to reduce borrowings.

    As previously discussed, First Banks sold $147 million of residential mortgage loans resulting in a net loss of $284,000 for the year ended December 31, 1995. The proceeds from the sale of these loans were used to repay certain interest-bearing liabilities, which resulted in the termination of an interest rate swap agreement. The loss on cancellation of the interest rate swap agreement was $3.3 million.

    Other income for the year ended December 31, 1995 increased by $2.5 million to $3.9 million from $1.4 million for 1994. In addition to the increase associated with the overall growth of First Banks, other income for the year ended December 31, 1995 includes a $294,000 gain upon sale of bank building and related deposits, $179,000 of income from the termination of FBA's Directors' Retirement Plan and $802,000 of funds returned to FBA which were maintained in a trust. During 1990, FBA established a trust in lieu of officer and director liability insurance. Since such coverage is now available and in place through First Banks, the trust was terminated and the funds were returned to FBA.

    Noninterest expense was $91.6 million and $67.7 million for the years ended December 31, 1995 and 1994, respectively, representing an increase of $23.8 million. As a percentage of average assets, noninterest expenses were 2.62% and 2.81% for the years ended December 31, 1995 and 1994, respectively. To some extent, the year-to-year noninterest expenses are not comparable, due to the incremental operating expenses of acquired entities, which are accounted for under the purchase method of accounting, merger-related expenses and expenses associated with amalgamating acquired entities into First Banks' systems and culture.

    Salaries and employee benefits represent the largest category of noninterest expense, which totaled $37.9 million, or 41.4% of noninterest expense, for the year ended December 31, 1995. This compares to salaries and employee benefits of $28.3 million, or 41.8% of noninterest expense, for the year ended December 31, 1994. The $9.6 million increase is primarily attributable to the acquisitions completed during 1995, partially offset by staff reductions, occurring primarily in the third and fourth quarters of 1995, due to the effects of both acquisition-related synergy's and increasing economies of scale.

    Occupancy and furniture and equipment expenses increased by $5.1 million to $15.6 million from $10.5 million for the years ended December 31, 1995 and 1994, respectively. The increase is a result of First Banks' market expansion in central and northern Illinois, Dallas and Houston, Texas, and California. In addition, the increase in these expenses reflects the upgrading of systems to enhance both the quality of service to First Banks' expanding customer base and improving staff productivity.

    On August 8, 1995, the FDIC voted to reduce the deposit insurance premiums paid by most members of the BIF and to keep existing assessment rates intact for members of the SAIF. The reduction in the BIF rates were effective June 1, 1995, resulting in a reduction in First Banks' FDIC insurance premium expense by approximately $1.6 million for the year ended December 31, 1995.

COMPARISON OF RESULTS OF OPERATIONS FOR YEARS ENDED 1994 AND 1993

    NET INCOME. Net income for the year ended December 31, 1994 was $24.0 million, compared with $23.2 million earned in 1993. Net income for the year ended December 31, 1993 included a $766,000 benefit from the cumulative effect of a change in accounting principle due to the adoption of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes (``SFAS 109'').

    Net interest income (expressed on a tax-equivalent basis) was $93.0 million, or 4.07%, of average interest-earning assets for 1994, compared to $82.9 million, or 4.34%, for 1993. The increase in net income for 1994 is primarily attributable to the decrease in the provision for possible loan losses during 1994 in comparison to 1993.

    PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses was $1.9 million and $4.5 million for the years ended December 31, 1994 and 1993, respectively. Net loan charge-offs were $1.5 million and $4.4 million for the same periods. The decrease in the provision for possible loan losses during 1994, in comparison to 1993, is attributable to a decrease in loan charge-offs, increase in recoveries of loans previously charged-off and management's assessment of the required reserves based on the risks identified in the various loan portfolios of each Subsidiary Bank.

    NONINTEREST INCOME AND EXPENSE. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 1994 and 1993, respectively.

                                                                                                                     INCREASE
                                                                                           DECEMBER 31,             (DECREASE)
                                                                                         ----------------        ---------------
                                                                                         1994        1993        AMOUNT        %
                                                                                         ----        ----        ------        -
                                                                                            (DOLLARS EXPRESSED IN THOUSANDS)
Noninterest income:
    Service charges on deposit accounts and customer service fees....................   $ 8,300      6,821       1,479       21.7%
    Credit card fees.................................................................     1,746      1,231         515       41.8
    Loan servicing fees, net.........................................................     1,645      1,163         482       41.4
    Gain (loss) on mortgage loans sold and held for sale.............................       126     (1,693)      1,819         --
    Trust and brokerage fees.........................................................       744        752          (8)      (1.1)
    Net (loss) gain on sales of securities...........................................      (290)       155        (445)        --
    Other............................................................................     1,363      1,524        (161)     (10.6)
                                                                                        -------     ------      ------
            Total noninterest income.................................................   $13,634      9,953       3,681       37.0
                                                                                        =======     ======      ======      =====
Noninterest expense:
    Salaries and employee benefits...................................................   $28,337     22,087       6,250       28.3%
    Occupancy, net of rental income..................................................     5,260      4,450         810       18.2
    Furniture and equipment..........................................................     5,209      4,783         426        8.9
    Federal Deposit Insurance Corporation premiums...................................     4,484      4,289         195        4.5
    Postage, printing and supplies...................................................     3,304      3,000         304       10.1
    Data processing fees.............................................................     3,733      2,929         804       27.4
    Legal, examination and professional fees.........................................     3,562      2,369       1,193       50.4
    Credit card expenses.............................................................     2,455      1,843         612       33.2
    Communications...................................................................     1,816      1,235         581       47.0
    Advertising......................................................................     1,767      1,313         454       34.6
    Losses and expenses on foreclosed real estate, net of gains......................       792         28         764         --
    Other............................................................................     7,015      5,105       1,910       37.4
                                                                                        -------     ------      ------
            Total noninterest expense................................................   $67,734     53,431      14,303       26.8
                                                                                        =======     ======      ======      =====

    Noninterest income increased by $3.6 million to $13.6 million from $10.0 million for the years ended December 31, 1994 and 1993, respectively. The increase is attributable to mortgage banking activities and additional service charges and customer fee income. A more thorough discussion and analysis of the increase attributable to mortgage banking operations has been presented under ``--Mortgage Banking Activities.'' The increased service charges and customer fee income is associated with the acquisitions completed during 1994 and improved product offerings to the existing customer base.

    Noninterest expense was $67.7 million and $53.4 million for the years ended December 31, 1994 and 1993, respectively, representing an increase of $14.3 million. The increase is primarily attributable to the five acquisitions completed during 1994 which affected virtually every aspect of noninterest expense. In addition to the general increase in expenses resulting from the acquisitions in 1994, credit card expenses increased primarily from the development and marketing costs associated with the introduction of the new variable rate credit card program. Similarly, legal, examination and professional fees increased to $3.6 million in 1994 from $2.4 million in 1993. The increase was primarily attributable to a $620,000 increase in regulatory examination and audit fees and a $574,000 increase in legal and other professional fees. The increase in regulatory examination and audit fees is primarily attributable to the increase in the organizational size of First Banks. The increase in legal and other professional fees is primarily associated with the increased use of such outside expertise in connection with the loan growth experienced during 1994 as well as the ongoing requirements of the existing loan portfolios.

LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

    Interest earned on the loan portfolio is the primary source of income for the Subsidiary Banks. Loans, net of unearned discount, represent 77.1% of total assets as of September 30, 1996, compared to 75.7% and 72.0% at December 31, 1995 and 1994, respectively.

    Loans, net of unearned discount and excluding loans held for sale, increased by $10.2 million. This increase is primarily attributable to the corporate banking loan portfolio of First Banks which experienced an increase of $135.8 million during the nine months ended September 30, 1996. Offsetting this increase were reductions in residential real estate mortgage and consumer and installment loan portfolios of $108.5 million and $68.0 million, respectively, at September 30, 1996, in comparison to December 31, 1995. These changes reflect a restructuring of the loan portfolio which was initiated in early 1995. In accordance with that plan, First Banks has sold substantially all of its conforming residential mortgage production in the secondary mortgage market and has significantly reduced its origination of indirect automobile loans.

    For 1995, loan growth, net of unearned discount and excluding loans held for sale, was $646.0 million, compared to $798.9 million for 1994. The acquisitions completed during 1995 and 1994 provided loans of approximately $722 million and $349 million, or 63.0% and 43.0%, respectively, of the total acquired assets. Internally generated loan growth was $65.9 million and $356.1 million for 1995 and 1994, respectively. Offsetting the loan growth in 1995 was a sale of $147 million of residential mortgage loans. As previously discussed under ``--Financial Condition and Average Balances,'' as a result of the growth which had occurred in the residential mortgage loan portfolio, relative to other types of loans, and the effects which these loans have on the interest rate risk management process, First Banks concluded that its residential mortgage loan portfolio, as a percentage of the total loans, should be reduced.

    First Banks' lending strategy stresses quality, growth, and diversification by collateral, geography and industry. A common credit underwriting structure is in place throughout First Banks. The commercial lenders focus principally on small to middle-market companies. The retail lenders focus principally on residential loans, including home equity loans, automobile financing and other consumer financing needs arising out of First Banks' branch banking network.

    Commercial, financial, agricultural, and municipal and industrial development loans include loans that are made primarily on the strength of the borrowers' general credit standing and ability to generate repayment cash flows from income sources even though such loans and bonds may also be secured by real estate or other assets. Real estate construction and development loans, primarily residential properties, represent interim financing secured by real estate under construction. Real estate mortgage loans consist primarily of loans secured by single-family owner-occupied properties and various types of commercial properties whereby the income from the property is the intended source of repayment. Consumer and installment loans are loans to individuals and consist primarily of loans secured by automobiles. Loans held for sale are primarily fixed-rate residential loans pending sale in the secondary loan market in the form of a GNMA or FNMA mortgage-backed security and the excess production of ARMs sold directly to private third-party investors.

    The following table shows the composition of the loan portfolio by major category and the percent of each to the total portfolio as of the dates presented:

                                                                         DECEMBER 31,
                     SEPTEMBER 30,     ----------------------------------------------------------------------------------------
                         1996              1995               1994                1993               1992             1991
                     ------------      ------------       -------------       ------------       ------------      ------------
                     AMOUNT     %      AMOUNT     %       AMOUNT      %       AMOUNT     %       AMOUNT     %      AMOUNT     %
                     ------     -      ------     -       ------      -       ------     -       ------     -      ------     -
                                                      (DOLLARS EXPRESSED IN THOUSANDS)
Commercial,
  financial,
  agricultural
  and municipal
  and industrial
  development...  $  443,750  16.4%  $  364,018  13.5%  $  208,649  10.2%  $  160,211  12.8%  $  154,322  12.2%  $  181,978  13.7%
Real estate
  construction
  and
  development...     259,607   9.6      209,802   7.8      122,912   6.0       76,049   6.1       77,208   6.2       94,118   7.1
Real estate
  mortgage:
  One- to
    four-family
    residential
    loans.......   1,082,705  40.0    1,199,491  44.4      967,129  47.1      584,868  46.6      606,847  48.1      625,801  47.1
  Other real
    estate loans     579,902  21.3      512,264  19.0      332,075  16.1      243,382  19.4      189,267  15.0      188,623  14.2
Consumer and
  installment,
  net of
  unearned
  discount......     343,375  12.7      413,609  15.3      422,461  20.6      189,851  15.1      234,552  18.5      237,116  17.9
                  ---------- -----   ---------- -----   ---------- -----   ---------- -----   ---------- -----   ---------- -----
    Total loans,
      excluding
      loans held
      for sale...  2,709,339 100.0%   2,699,184 100.0%   2,053,226 100.0%   1,254,361 100.0%   1,262,196 100.0%   1,327,636 100.0%
                             =====              =====              =====              =====              =====              =====
Loans held
  for sale.......     23,687             45,035             20,344            107,657            109,221             81,431
                  ----------         ----------         ----------         ----------         ----------         ----------
    Total loans.. $2,733,026         $2,744,219         $2,073,570         $1,362,018         $1,371,417         $1,409,067
                  ==========         ==========         ==========         ==========         ==========         ==========

     Loans at December 31, 1995 mature as follows:

                                                                          OVER ONE YEAR
                                                                        THROUGH FIVE YEARS        OVER FIVE YEARS
                                                                        ------------------      -------------------
                                                           ONE YEAR     FIXED     FLOATING      FIXED      FLOATING
                                                           OR LESS      RATE        RATE        RATE         RATE       TOTAL
                                                           --------     -----     --------      -----      --------     -----
                                                                             (DOLLARS EXPRESSED IN THOUSANDS)
Commercial, financial, agricultural and municipal and
  industrial development................................   $166,215     53,663     106,403       3,299      34,438      364,018
Real estate construction and development................    141,524      5,068      58,139         173       4,898      209,802
Real estate mortgage....................................    250,239    309,201     294,792     169,586     687,937    1,711,755
Consumer and installment, net of unearned discount......     50,573    317,223       4,204      20,498      21,111      413,609
Loans held for sale.....................................     45,035         --          --          --          --       45,035
                                                           --------    -------     -------    --------    --------    ---------
    Total loans.........................................   $653,586    685,155     463,538     193,556     748,384    2,744,219
                                                           ========    =======     =======    ========    ========    =========

    Following is a summary of loan loss experience for the nine months ended September 30, 1996 and 1995 and the five years ended December 31, 1995:

                                                SEPTEMBER 30,                              DECEMBER 31,
                                             -----------------        ---------------------------------------------------
                                             1996         1995        1995        1994        1993        1992       1991
                                             ----         ----        ----        ----        ----        ----       ----
                                                               (DOLLARS EXPRESSED IN THOUSANDS)
  Allowance for possible loan losses,
    beginning of period...............   $   52,665      28,410      28,410      23,053      20,897      19,238      15,797
  Acquired allowances for possible
    loan losses.......................           --      23,761      24,655       5,026       2,079         399          --
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
                                             52,665      52,171      53,065      28,079      22,976      19,637      15,797
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
  Loans charged-off:
      Commercial, financial and
        agricultural...................      (7,296)     (1,811)     (2,337)       (813)     (2,023)     (3,885)     (1,991)
      Real estate construction and
        development....................      (1,142)       (253)       (275)       (119)        (19)       (424)       (272)
      Real estate mortgage.............      (6,943)     (5,640)     (5,948)     (1,282)     (2,212)     (2,697)     (2,310)
      Consumer and installment.........      (5,922)     (5,152)     (7,060)     (4,482)     (5,277)     (5,197)     (3,076)
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
              Total....................     (21,303)    (12,856)    (15,620)     (6,696)     (9,531)    (12,203)     (7,649)
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
  Recoveries of loans previously
    charged-off:
      Commercial, financial and
        agricultural...................       1,099         945       1,714         831       1,191       1,083         410
      Real estate construction and
        development....................         376         479         666         401         241          34          --
      Real estate mortgage.............       1,563         249         290         840       1,396         503         144
      Consumer and installment.........       2,191       1,574       2,189       3,097       2,324       1,408         763
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
              Total....................       5,229       3,247       4,859       5,169       5,152       3,028       1,317
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
              Net loans charged-off....     (16,074)     (9,609)    (10,761)     (1,527)     (4,379)     (9,175)     (6,332)
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
  Provision for possible loan losses...       8,774       8,449      10,361       1,858       4,456      10,435       9,773
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
  Allowance for possible loan losses,
    end of period......................  $   45,365      51,011      52,665      28,410      23,053      20,897      19,238
                                         ==========   =========   =========   =========   =========   =========   =========
  Loans outstanding:
      Average..........................  $2,713,444   2,551,896   2,598,936   1,616,634   1,340,641   1,416,597   1,360,169
      End of period....................   2,733,026   2,748,715   2,744,219   2,073,570   1,362,018   1,371,417   1,409,067
      End of period, excluding loans
        held for sale..................   2,709,339   2,704,047   2,699,184   2,053,226   1,254,361   1,262,196   1,327,636
                                         ==========   =========   =========   =========   =========   =========   =========
      Ratio of allowance for possible
        loan losses to loans
          outstanding:
            Average....................        1.67%       2.00%       2.03%       1.76%       1.72%       1.48%       1.41%
            End of period..............        1.66        1.86        1.92        1.37        1.69        1.52        1.37
            End of period, excluding
              loans held for sale......        1.67        1.89        1.95        1.38        1.84        1.66        1.45
      Ratio of net charge-offs to
        average loans outstanding<F1>..        0.79        0.50        0.41        0.09        0.33        0.65        0.47
                                               ====        ====        ====        ====        ====        ====        ====
  Allocation of allowance for possible
    loan losses at end of period:
      Commercial, financial,
        agricultural and municipal
        and industrial development.....  $   13,408      12,216      12,501       4,160       3,531       2,912       3,431
      Real estate construction and
        development....................       5,598       4,371       4,665       2,440       2,867       2,895       3,529
      Real estate mortgage.............      13,798      17,125      19,849       8,051       6,712       4,186       4,290
      Consumer and installment.........       6,740      10,523      10,016       6,225       2,925       2,428       1,778
      Unallocated......................       5,821       6,776       5,634       7,534       7,018       8,476       6,210
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
              Total....................  $   45,365      51,011      52,665      28,410      23,053      20,897      19,238
                                         ==========   =========   =========   =========   =========   =========   =========

  Percent of categories to loans,
    net of unearned discount:
      Commercial, financial and
        agricultural...................       15.79%      11.56%      12.81%       9.40%      10.83%      10.19%      11.68%
      Municipal and industrial
        development....................         .44         .48        0.46        0.66        0.93        1.06        1.23
      Real estate construction and
        development....................        9.50        7.40        7.65        5.93        5.58        5.63        6.68
      Real estate mortgage.............       60.84       63.41       62.49       62.66       60.81       58.05       57.80
      Consumer and installment.........       12.56       15.52       14.95       20.37       13.94       17.10       16.83
      Loans held for sale..............         .87        1.63        1.64        0.98        7.91        7.97        5.78
                                         ----------   ---------   ---------   ---------   ---------   ---------   ---------
              Total.....................     100.00%     100.00%     100.00%     100.00%     100.00%     100.00%     100.00%
                                         ==========   =========   =========   =========   =========   =========   =========

----------

<F1>The ratios for the nine month periods are annualized.

    Following is a summary of nonperforming assets by category:

                                               SEPTEMBER 30,                                   DECEMBER 31,
                                            ------------------          ---------------------------------------------------------
                                            1996          1995          1995          1994          1993          1992       1991
                                            ----          ----          ----          ----          ----          ----       ----
                                                                                      (DOLLARS EXPRESSED IN THOUSANDS)
Commercial, financial and
  agricultural:
    Nonaccrual......................    $    4,867         4,261         9,930         2,540         4,278         2,707      1,703
    Restructured terms..............           142            --            --            60            60           122        314
Real estate construction and
  development--
    Nonaccrual......................         2,093         2,175         2,002         1,448            70            89         --
Real estate mortgage:
    Nonaccrual......................        25,669        32,476        27,159        11,637         7,546         7,292      7,443
    Restructured terms..............           106            --            --           222           227           568        772
Consumer and installment:
    Nonaccrual......................           508           331           300           293            49           312         82
    Restructured terms..............             7            --            --            --            --            --         68
                                        ----------     ---------     ---------     ---------     ---------     ---------  ---------
            Total nonperforming
              loans.................        33,392        39,423        39,391        16,200        12,230        11,090     10,382
Other real estate...................        10,298         8,783         7,753         6,740         2,529         6,938     12,282
                                        ----------     ---------     ---------     ---------     ---------     ---------  ---------
            Total nonperforming
                assets..............    $   43,690        48,026        47,144        22,940        14,759        18,028     22,664
                                        ==========     =========     =========     =========     =========     =========  =========
Loans, net of unearned discount.....    $2,733,026     2,748,715     2,744,219     2,073,570     1,362,018     1,371,417  1,409,067
                                        ==========     =========     =========     =========     =========     =========  =========
Loans past due 90 days or more
  and still accruing................    $    5,988         5,314         8,474         1,885         1,199         3,074      5,637
                                        ==========     =========     =========     =========     =========     =========  =========
Allowance for possible loan
  losses to loans...................          1.66%         1.86%         1.92%         1.37%         1.69%         1.52%      1.37%
Nonperforming loans to loans........          1.22          1.43          1.44          0.78          0.90          0.81       0.74
Allowance for possible loan
  losses to nonperforming
  loans.............................        135.86        129.99        133.70        175.37        188.50        188.43     185.30
Nonperforming assets to loans and
  foreclosed assets.................          1.59          1.74          1.71          1.10          1.08          1.31       1.59
                                              ====          ====          ====          ====          ====          ====       ====

     As of September 30, 1996, December 31, 1995 and 1994, $24.5 million, $47.9 million and $18.4 million, respectively, of loans not included in the table above were identified by management as having potential credit problems which raised doubts as to the ability of the borrowers to comply with the present loan repayment terms.

    First Banks' credit management policy and procedures focuses on identifying and managing credit exposure. First Banks utilizes a lender-initiated system of rating credits, which is subsequently tested by internal loan review and bank regulators. Adversely rated credits are included on a watch list, and are reviewed at the bank level and centrally at least every four months. Loans may be added to the watch list for reasons which are temporary and correctable, such as the absence of current financial statements of the borrower, or a deficiency in loan documentation. Other loans are added as soon as any problem is detected which might affect the borrower's ability to meet the terms of the loan. This could be initiated by the delinquency of a scheduled loan payment, a deterioration in the borrower's financial condition identified in a review of periodic financial statements, a decrease in the value of the collateral securing the loan, or a change in the economic environment within which the borrower operates.

    In addition to the rating system, credit administration coordinates the periodic credit reviews and provides management with information on risk levels, trends, delinquencies and portfolio concentrations.

    The allowance for possible loan losses is based on past loan loss experience, on First Banks management's evaluation of the quality of the loans in the portfolio and on the anticipated effect of national and local economic conditions relative to the ability of loan customers to repay. Each quarter, the allowance for possible loan losses is reviewed relative to the watch list and other data to determine its adequacy. The provision for possible loan losses is management's estimate of the amount necessary to maintain the allowance at a level consistent with this evaluation. As adjustments to the allowance for possible loan losses are considered necessary, they are reflected in the consolidated statements of income.

    First Banks does not lend funds for foreign loans. Additionally, First Banks does not have any concentrations of loans exceeding 10% of total loans which are not otherwise disclosed in the loan portfolio composition table. First Banks does not have a material amount of interest-bearing assets which would have been included in nonaccrual, past due or restructured loans if such assets were loans.

INVESTMENT SECURITIES

    Effective December 31, 1993, First Banks adopted SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (``SFAS 115''), for which the cumulative effect was recorded on the consolidated balance sheet on that date.

    Under SFAS 115, First Banks is required to classify debt and equity securities into one of three categories. Held to maturity includes debt securities which First Banks has the positive intent and ability to hold to maturity. Trading includes debt and equity securities purchased and held principally for the purpose of selling them in the near term. Available for sale includes debt securities not classified as held to maturity or trading and equity investments not classified as trading, and which, therefore, are investments which First Banks has no plans to sell in the near term but which may be sold in the future under different circumstances.

    As of December 31, 1993, First Banks conducted an initial evaluation of the investment security portfolio and practices for purposes of allocation into one of the three categories. First Banks does not engage in the trading of securities as defined by SFAS 115 and, accordingly, there are no securities designated as trading. This evaluation further concluded the composition of debt securities eligible for inclusion in the held-to-maturity portfolio should be limited to debt securities purchased to enhance overall profitability of First Banks. The remaining securities were allocated as available for sale. While First Banks plans to hold available-for-sale securities for an indefinite period, management may dispose of these securities as part of its asset/liability strategy, in response to changing interest rates, to adjust for liquidity requirements in response to loan demand or other similar factors. The available-for-sale portfolio also includes investments in equity securities since it was not First Banks' intent to purchase these securities principally for the purpose of selling them in the near term.

    As a result of this evaluation, debt securities with an amortized cost of $242.0 million were classified as held-to-maturity securities, and debt and equity securities with an amortized cost of $283.6 million were classified as available-for-sale securities. A market valuation account was established for the available-for-sale securities of $5.5 million, to increase the recorded balance of such securities at December 31, 1993 to their fair value on that date; a deferred tax liability of $1.9 million was recorded to reflect the tax effect of the market valuation account; and the net increase resulting from the market valuation adjustment at December 31, 1993 was recorded as a separate component of stockholders' equity. Subsequent to December 31, 1993, the federal banking and thrift regulatory agencies concluded the impact of applying SFAS 115 would not be considered part of the capital base for purposes of calculating regulatory capital compliance. In addition, state banking regulatory agencies have also elected to exclude the impact of applying SFAS 115, except for the California State Banking Department which includes the impact of SFAS 115.

    In October 1995, the FASB issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (``Special Report''). The Special Report was issued in response to various questions that have been raised as a result of initially applying SFAS 115 including the regulatory treatment for purposes of calculating capital compliance. The Special Report also provided an enterprise the opportunity to reassess the appropriateness of the classifications of all investment securities without bringing into question the intent of an enterprise to hold other debt securities to maturity. Such reassessment had to occur by December 31, 1995.

    In light of the Special Report and the regulatory capital treatment of the impact of SFAS 115, First Banks again reviewed its investment securities portfolios and practices. First Banks concluded the economic benefits available to First Banks by increasing the types of securities classified as available for sale exceeded the disadvantages of reflecting market value changes of such investment securities, net of deferred income taxes, as a component of stockholders' equity. The primary benefits available to First Banks within its available-for-sale portfolio, in contrast to the held-to-maturity portfolio, are: (1) the ability to provide and absorb funds based on the liquidity position of First Banks; (2) the ability to reposition the interest rate risk of the portfolio to respond to changes in the overall interest rate risk profile of First Banks; and (3) the ability to sell selected securities in response to favorable market conditions. Accordingly, during December 1995, First Banks concluded the investment securities portfolios would be classified as available for sale except for investments in state and political subdivisions and certain securities of FCB. Investments in state and political subdivisions are generally limited to communities served by First Banks and would be held to maturity under First Banks' on-going support of the community. The classifications of FCB's investment securities remain as originally classified by FCB reflecting the investment strategies of that bank's management.

    As of December 31, 1995, debt securities with an amortized cost of $174.1 million were reclassified from held to maturity to available for sale. The market valuation account was adjusted by $2.7 million, representing a decrease in the recorded balance of such securities at December 31, 1995 to their fair value on that date, the related deferred tax asset of $950,000 was recorded to reflect the tax effect of the market valuation account adjustment, and the net decrease resulting from the reclassification at December 31, 1995 of $1.8 million was reflected within the separate component of stockholders' equity.

    The following table shows the composition of the investment security portfolio by major category as of the dates presented:

                                                                              DECEMBER 31,
                                                           SEPTEMBER 30, ----------------------
                                                               1996      1995     1994     1993
                                                               ----      ----     ----     ----
                                                               (DOLLARS EXPRESSED IN THOUSANDS)
                     Available For Sale
U.S. Treasuries............................................. $ 82,466    44,012   46,036  108,498
U.S. Government Agencies and Corporations:
    Mortgage backed.........................................  197,124   235,496  173,368   30,072
    Other...................................................  160,431   160,297   98,289  127,993
Other securities............................................      781     3,303       --       --
Federal Home Loan Bank and Federal Reserve Bank stock.......   21,167    18,173   25,883    6,713
Equity investments in other financial institutions..........   11,306    10,510   12,382   15,889
                                                             --------   -------  -------  -------
            Total available for sale........................  473,275   471,791  355,958  289,165
                                                             --------   -------  -------  -------
                      Held to Maturity
U.S. Treasuries.............................................    3,004     7,018   10,251       --
U.S. Government Agencies and Corporations:
    Mortgage-backed.........................................       --        --  178,434  190,920
    Other...................................................       --     3,940    9,767    5,000
State and Political Subdivisions............................   22,506    25,574   27,237   21,539
Other.......................................................       --        --    6,231   24,524
                                                             --------   -------  -------  -------
            Total held to maturity..........................   25,510    36,532  231,920  241,983
                                                             --------   -------  -------  -------
            Total investment securities..................... $498,785   508,323  587,878  531,148
                                                             ========   =======  =======  =======

DEPOSITS

    Deposits are the primary source of funds for the Subsidiary Banks. First Banks' deposits consist principally of core deposits from its Subsidiary Banks' local market areas. The following table sets forth the distribution of First Banks' deposit accounts at the dates indicated and the weighted average nominal interest rates on each category of deposit:

                                          SEPTEMBER 30, 1996
                                       ------------------------
                                                  PERCENT
                                                    OF
                                       AMOUNT    DEPOSITS  RATE
                                       ------    --------  ----
                                       (DOLLARS EXPRESSED IN
                                             THOUSANDS)
Demand deposits....................  $  393,401     12.9%    --%
Interest-bearing demand deposits...     289,535      9.5   1.77
Savings deposits...................     664,142     21.7   3.12
Time deposits of $100,000 or
  more.............................     149,695      4.9   5.34
Other time deposits................   1,557,968     51.0   5.55
                                     ----------    -----   ====
    Total deposits.................
                                     $3,054,741    100.0%
                                     ==========    =====

                                                                           DECEMBER 31,
                                        ------------------------------------------------------------------------------------

                                                  1995                          1994                          1993
                                        ------------------------      ------------------------      ------------------------
                                                   PERCENT                       PERCENT                       PERCENT
                                                     OF                            OF                            OF
                                        AMOUNT    DEPOSITS  RATE      AMOUNT    DEPOSITS  RATE      AMOUNT    DEPOSITS  RATE
                                        ------    --------  ----      ------    --------  ----      ------    --------  ----
                                                                       (DOLLARS EXPRESSED IN
                                                                             THOUSANDS)

Demand deposits....................   $  389,658     12.2%    --%   $  290,039     12.4%    --%   $  224,041     12.6%    --%
Interest-bearing demand deposits...      307,584      9.7   1.89       268,212     11.5   2.04       223,297     12.5   1.75
Savings deposits...................      690,902     21.7   3.16       538,027     23.1   3.03       446,294     25.1   2.63
Time deposits of $100,000 or
  more.............................      201,025      6.3   5.69       113,381      4.9   4.87        49,874      2.8   3.81
Other time deposits................    1,594,522     50.1   5.72     1,123,485     48.1   4.84       835,883     47.0   4.15
                                      ----------    -----   ====    ----------    -----   ====    ----------    -----   ====
    Total deposits.................
                                      $3,183,691    100.0%          $2,333,144    100.0%          $1,779,389    100.0%
                                      ==========    =====           ==========    =====           ==========    =====

CAPITAL

    Risk-based capital guidelines for financial institutions are designed to relate regulatory capital requirements to the risk profiles of the specific institutions and to provide more uniform requirements among the various regulators. First Banks and the Subsidiary Banks are required to maintain a minimum risk-based capital to risk-weighted assets ratio of 8.00%, with at least 4.00% being ``Tier 1'' capital. Tier 1 capital is composed of common stockholders' equity, qualifying perpetual preferred stock instruments (including instruments such as the Preferred Securities) and minority interests in equity accounts of consolidated subsidiaries, less intangibles associated with the purchase of subsidiaries, net losses on financial futures contracts deferred for financial reporting purposes, and the excess of net deferred tax assets which is more fully described below. Tier 1 capital also excludes the fair value adjustment for available for sale investment securities. In addition, a minimum leverage ratio (Tier 1 capital to total assets) of 3.00% plus an additional cushion of 100 to 200 basis points is expected. First Banks' preferred stock qualifies as Tier 1 capital under the risk-based guidelines.

    At September 30, 1996 and December 31, 1995 and 1994, First Banks' and the Subsidiary Banks' capital ratios were as follows:

                                                RISK-BASED CAPITAL RATIOS
                                  --------------------------------------------------
                                            TOTAL                   TIER 1                LEVERAGE RATIO
                                  ------------------------  ------------------------  -------------------------
                                  SEPTEMBER   DECEMBER 31,  SEPTEMBER   DECEMBER 31,  SEPTEMBER     DECEMBER 31
                                     30,     -------------     30,     -------------      30,      -------------
                                    1996     1995     1994    1996     1995     1994     1996      1995     1994
                                  ---------  ----     ----  ---------  ----     ----  ---------    ----     ----

First Banks........................  9.56%    9.34%   12.68%   8.23%    7.77%   11.37%    6.13%     5.32%    7.54
First Bank (Missouri).............. 10.26    10.03    10.66    9.01     8.78     9.41     7.22      7.01     7.57
First Bank (Illinois).............. 11.40    12.91    14.95   10.15    11.66    13.70     7.15      7.22     8.00
First Bank FSB<F1>................. 10.15    11.90    15.34    8.90    10.80    14.31     6.00      6.74     8.24
CCB Bancorp, Inc.<F2>.............. 18.86    15.25       --   17.58    13.96       --    11.96      9.58       --
FBA................................ 13.99    11.69    17.50   12.73    10.43    16.28     9.64      8.38    11.97
FCB<F3>............................  6.61     4.99       --    5.33     3.68       --     3.95      2.14       --
St. Charles Federal<F1>............ 14.80    18.95    17.90   14.17    18.46    17.62     7.69      8.73     7.24

---------

<F1>St. Charles Federal merged with First Bank FSB on December 12, 1996.

<F2>CCB was acquired by First Banks on March 15, 1995.

<F3>First Commercial was acquired by First Banks on August 23, 1995. First
    Banks' investment in First Commercial was exchanged into FCB common stock on December 28, 1995.

    On April 1, 1995, a new capital regulation became effective which limits the amount of net deferred tax assets that First Banks and the Subsidiary Banks may include in regulatory capital. A deferred tax asset arises as a result of an expense recorded currently in the financial statements which will not become a tax deduction until some time in the future, such as the allowance for possible loan losses, income which may be recognized for tax purposes before it is recorded in the financial statements, or tax benefits which may be available in the future for which there is no corresponding financial statement benefit, such as a tax loss carryforward. The change in regulation limits the amount of net deferred tax assets, excluding any amounts applicable to SFAS 115, that are included in Tier 1 capital to the lesser of the amount of net deferred tax assets that the entity expects to realize over the next twelve month period or 10% of its Tier 1 capital.

    The new capital regulation effects regulatory capital of First Banks, First Bank FSB and FBA as their net deferred tax assets, as adjusted, exceed the lesser of the amount expected to be realized over the next twelve month period or 10% of Tier 1 capital. The amounts expected to be realized over the next twelve months for First Banks, First Bank FSB and FBA have been estimated to be at $12.2 million, $1.2 million and $2.6 million at September 30, 1996 and $13.8 million, $1.4 million and $1.8 million at December 31, 1995, respectively, and are included in Tier 1 capital as these amounts are less than 10% of their Tier 1 capital. The remaining amount of the net deferred tax assets, as adjusted, of $20.5 million, $12.6 million and $9.6 million at September 30, 1996, and of $21.3 million, $13.7 million and $11.4 million at December 31, 1995, for First Banks, First Bank FSB and FBA, respectively, have been subtracted from stockholders' equity in arriving at Tier 1 capital at September 30, 1996 and December 31, 1995.

    Historically, First Banks accumulates capital to support its acquisitions by retaining most of its earnings. Relatively small dividends are paid on the Class A Preferred Stock and the Class B Preferred Stock, totaling $524,000 for the nine months ended September 30, 1996 and 1995, and $786,000 and $785,000 for the years ended December 31, 1995 and 1994, respectively. The dividends paid on the Class C Preferred Stock were $3.71 million for the nine months ended September 30, 1996 and 1995, and $4.95 million for the years ended December 31, 1995 and 1994. First Banks has never paid, and has no present intention to pay, dividends on the Common Stock.

    FCB's capital, for regulatory purposes, has improved to ``undercapitalized'' at September 30, 1996 from ``significantly undercapitalized'' at December 31, 1995 as a result of the offering of newly-issued common stock as more fully described in note 21 to the Consolidated Financial Statements. The risk based total and Tier 1 capital ratios and leverage ratio for FCB's subsidiary bank, First Commercial, were 12.65%, 11.37% and 8.41%, respectively, at September 30, 1996 and is considered ``well capitalized'' for regulatory purposes.

    As a result of substantial losses, incurred in prior years, particularly related to its portfolio of commercial real estate and construction loans, FCB is operating under the provisions of a Memorandum of Understanding (the ``MOU'') from the Federal Reserve Bank of San Francisco and First Commercial is subject to Capital Impairment Orders of the California State Banking Department (the ``Impairment Orders''). The MOU places certain restrictions on the operations of FCB, particularly with respect to the payment of dividends and the receipt of dividends from First Commercial, the incurrence of expenses and the reduction of problem assets of First Commercial. Management of FCB believes it is in compliance with the provisions of the MOU. Because the underlying Cease and Desist Order of the FDIC and the Memorandum of Understanding of the California State Banking Department with respect to FCB's subsidiary bank, First Commercial, have been terminated, management anticipates that the MOU will be terminated in the near future.

    The Impairment Orders result from a provision of California State Banking Regulations limiting the relationship of the retained deficit of a bank to its contributed capital. Because the retained deficit of First Commercial exceeds that limitation, it is subject to the Impairment Orders. First Commercial has applied to the California State Banking Department for permission to record a ``quasi-reorganization,'' which would result in adjusting its asset and liabilities to current fair values and offsetting its retained deficit against its contributed capital. Management anticipates that its application will be approved in the near future, allowing it to record the quasi-reorganization, at which time the Impairment Orders will be terminated.

LIQUIDITY

    The liquidity of First Banks and the Subsidiary Banks is the ability to maintain a cash flow which is adequate to fund operations, service its debt obligations and meet other commitments on a timely basis. The Subsidiary Banks' primary sources for liquidity are customer deposits, loan payments, maturities and sales of investments and earnings. In addition, First Banks and Subsidiary Banks may avail themselves of more volatile sources of funds through issuance of certificates of deposit in denominations of $100,000 or more, federal funds borrowed, securities sold under agreements to repurchase, borrowings from the Federal Home Loan Banks (FHLB) and other borrowings, including First Banks' $90 million credit agreement. The aggregate funds acquired from those sources were $344.9 million, $359.2 million and $400.7 million at September 30, 1996, December 31, 1995 and 1994, respectively.

    At September 30, 1996 and December 31, 1995, First Banks' more volatile sources of funds mature as follows:

                                                               SEPTEMBER 30, 1996    DECEMBER 31, 1995
                                                               ------------------    -----------------
                                                                  (DOLLARS EXPRESSED IN THOUSANDS)
Three months or less........................................        $178,871              118,568
Over three months through six months........................          35,839               35,589
Over six months through twelve months.......................         100,904              128,239
Over twelve months..........................................          29,242               76,827
                                                                    --------              -------
        Total...............................................        $344,856              359,223
                                                                    ========              =======

    Management believes the earnings of its Subsidiary Banks will be sufficient to provide funds for growth and to permit the distribution of dividends to First Banks sufficient to meet its operating and debt service requirements both on a short-term and long-term basis and to pay the dividends on the Class C Preferred Stock and the Distributions on the Preferred Securities.

EFFECT OF NEW ACCOUNTING STANDARDS

    First Banks adopted the provisions of Statement of Financial Accounting Standards (``SFAS'') 114, Accounting by Creditors for Impairment of a Loan, and SFAS 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures SFAS 118, which amends SFAS 114, on January 1, 1995. SFAS 114 defines the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms have been modified in troubled-debt restructurings. SFAS 118 amends SFAS 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan. The implementation of these statements did not have a material effect on First Banks' financial position and resulted in no additional provision for possible loan losses.

    First Banks adopted the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of SFAS 121, on January 1, 1996. SFAS 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

    SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset.

    First Banks adopted the provisions of SFAS 122, Accounting for Mortgage Servicing Rights (``SFAS 122''), on January 1, 1996. SFAS 122 amends SFAS 65, Accounting for Certain Mortgage Banking Activities. SFAS 122 requires that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, regardless of how those servicing rights are acquired.

    A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the servicing rights and the loans (without the mortgage servicing rights), based on their relative fair values if it is practicable to estimate those fair values. If it is not practicable to estimate the fair values of the mortgage servicing rights and the mortgage loans (without the mortgage servicing rights), the entire cost of purchasing or originating the loans should be allocated to the mortgage loans (without the mortgage servicing rights) and no cost should be allocated to the mortgage servicing rights.

    SFAS 122 requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The entity should stratify its mortgage servicing rights that are capitalized after the adoption of this statement based on one or more of the predominate risk characteristics of the underlying loans. Impairment should be recognized through a valuation allowance for each impaired stratum.

    The implementation of SFAS 121 and SFAS 122 did not have a material effect on First Banks' consolidated financial statements.

    In June 1995, the FASB issued SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (``SFAS 125''). SFAS 125 established accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities.

    The standards established by SFAS 125 are based on consistent applications of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

    SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted.

    First Banks does not believe the implementation of SFAS 125 will have a material effect on its consolidated financial position or results of operation.

EFFECTS OF INFLATION

    Financial institutions are less affected by inflation than other types of companies. Financial institutions make relatively few significant asset acquisitions which are directly affected by changing prices. Instead, the assets and liabilities are primarily monetary in nature. Consequently, interest rates are more significant to the performance of financial institutions than the effect of general inflation levels. While a relationship exists between the inflation rate and interest rates, First Banks believes this is generally manageable through its interest rate risk management program.

                                   BUSINESS

GENERAL

    First Banks, incorporated in Missouri in 1978, is a registered bank holding company under the BHCA and is headquartered in St. Louis, Missouri. At September 30, 1996, First Banks had $3.5 billion in total assets, $2.7 billion in total loans, $3.1 billion in total deposits, and $244 million in total shareholders' equity. First Banks operates primarily through two wholly-owned bank subsidiaries, one wholly-owned thrift subsidiary, one wholly-owned bank holding company subsidiary and two majority-owned bank holding company subsidiaries.

    First Banks' wholly-owned Subsidiary Banks are First Bank (Missouri), First Bank (Illinois), First Bank FSB and FB&T, which First Banks owns indirectly through its wholly-owned subsidiary, CCB. First Banks' majority-owned bank holding company subsidiaries are FBA, in which First Banks currently holds a 67.30% equity interest, and FCB, in which First Banks currently holds a 61.46% equity interest (excluding the effect of the conversion of certain debentures owned by First Banks). FCB owns all of the capital stock of First Commercial. FBA indirectly owns all of the capital stock of BTX and Sunrise.

    Through the 126 locations of its Subsidiary Banks, First Banks offers a broad range of commercial and personal banking services including certificate of deposit accounts, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts, and money market accounts. Loans include commercial, financial, agricultural, municipal and industrial development, real estate construction and development, commercial and residential real estate, consumer and installment loans. Other financial services include mortgage banking, discount brokerage, credit-related insurance, automatic teller machines, safe deposit boxes, and trust services offered by certain Subsidiary Banks.

    First Banks' management philosophy is to centralize overall corporate policies, procedures, and administrative functions and to provide operational support functions for the Subsidiary Banks. Primary responsibility for managing the Subsidiary Banks rests with each of the officers and directors of the respective Subsidiary Banks.

    The following table lists, as of September 30, 1996, the Subsidiary Banks (or their intermediate holding company parent) ranked by asset size:

                                                                                LOANS, NET OF
                                                     NUMBER OF      TOTAL         UNEARNED        TOTAL
SUBSIDIARY BANKS<F1>                                 LOCATIONS      ASSETS        DISCOUNT       DEPOSITS
--------------------                                 ---------      ------      -------------    --------
                                                              (DOLLARS EXPRESSED IN THOUSANDS)
First Bank FSB<F2>................................       39       $1,013,966       841,206       817,133
First Bank (Missouri).............................       31          837,561       655,790       733,230
First Bank (Illinois).............................       27          832,082       595,856       763,945
CCB...............................................       13          410,970       308,109       338,044
FBA...............................................        6          271,700       172,737       229,418
FCB...............................................        6          148,980        94,299       133,656
St. Charles Federal<F2>...........................        1           76,313        65,069        60,320

--------

<F1>Does not include Sunrise, which was acquired on November 1, 1996.

<F2>St. Charles Federal merged with First Banks FSB on December 12, 1996.

    In addition to the Subsidiary Banks, First Banks owns FirstServ, Inc. which provides data processing services and operational support for First Banks and its subsidiaries, through a management services agreement with an affiliated entity, First Services, L.P. First Services, L.P. is a limited partnership which is indirectly owned by First Banks' voting shareholders.

    For a discussion of First Banks' recent acquisitions, see ``Management's Discussion and Analysis--Acquisitions.''

MARKET AREAS

    As of September 30, 1996, the Subsidiary Banks' 123 banking facilities were located throughout eastern Missouri, Illinois, California and Texas. First Banks' primary market area is the St. Louis, Missouri metropolitan area. First Banks' second and third largest markets are central and southern Illinois and southern and northern California, respectively. First Banks also has locations in the Houston, Dallas and McKinney, Texas metropolitan areas, rural eastern Missouri and the greater Chicago, Illinois metropolitan area.

    The following table lists the market areas in which the Subsidiary Banks operate by number of locations and deposits as of September 30, 1996 updated to reflect the acquisition of Sunrise on November 1, 1996:

                                                         TOTAL         DEPOSITS
                                                       DEPOSITS       AS PERCENT     NO. OF
                 GEOGRAPHIC AREA                     (IN MILLIONS)     OF TOTAL     LOCATIONS
                 ---------------                     -------------    ----------    ---------
St. Louis, Missouri Metropolitan Area<F1>.........      $  664.2          21.1%         27
Rural Eastern Missouri<F2>........................         321.7          10.2          16
Central and Southern Illinois<F3>.................         969.8          30.8          40
Northern Illinois<F4>.............................         397.9          12.6          15
Texas<F5>.........................................         229.4           7.3           6
Southern and Central California<F6>...............         313.4          10.0          11
Northern California<F7>...........................         250.4           8.0          11
                                                        --------         -----         ---
    Total Deposits................................      $3,146.8         100.0%        126
                                                        ========         =====         ===

--------

<F1>First Bank (Missouri), First Bank (Illinois) and First Bank FSB operate in the St. Louis metropolitan market area.

<F2>First Bank FSB and First Bank (Missouri) operate in rural eastern Missouri.

<F3>First Bank FSB and First Bank (Illinois) operate in central and southern
    Illinois outside of the St. Louis metropolitan market area.

<F4>First Bank FSB operates facilities in northern Illinois, including Chicago.

<F5>BTX operates in the Houston, Dallas and McKinney metropolitan areas.

<F6>FB&T operates in the greater Los Angeles metropolitan area, including
    Orange County, California. Three of the branches are also located in Santa Barbara County, California.

<F7>FB&T, First Commercial and Sunrise (as of November 1, 1996) operate in northern California, including the greater San Francisco, San Jose and Sacramento metropolitan market areas.

LENDING ACTIVITIES

    Lending activities are conducted pursuant to a written loan policy which has been adopted by each of the Subsidiary Banks. Each loan officer has a defined lending authority and loans made by each such officer must be reviewed by a loan committee of the banking facility at which the loan officer is located, the Subsidiary Bank's board of directors or the Central Finance Committee of First Banks, depending upon the amount of the loan request. Loan requests for amounts in excess of $4 million, and loan requests for amounts in excess of $1 million where the aggregate indebtedness of the borrower exceeds $8 million, must also be approved by First Banks' Chairman of the Board or Chief Financial Officer.

    Loans generally are limited to borrowers residing or doing business in the immediate market area of the originating Subsidiary Bank. First Banks' policy is for each Subsidiary Bank to meet the quality loan demand and credit needs of its local community before it considers the purchase of loan participations from an affiliate.

    First Banks offers commercial, financial, agricultural, municipal and industrial development, real estate construction and development, commercial and residential real estate, consumer and installment loans. Additional information regarding First Banks' loan portfolio is included under ``Management's Discussion and Analysis--Loans and Allowance for Possible Loan Losses.''

MORTGAGE BANKING OPERATIONS

    First Banks provides mortgage banking services through the First Bank Mortgage division of First Bank FSB (``First Bank Mortgage''). First Bank Mortgage has originated, underwritten, closed and serviced a full line of residential mortgage loan products, both for the portfolios of First Bank FSB and First Banks' other Subsidiary Banks and for resale in the secondary mortgage market. First Bank Mortgage has also acquired loans originated by the other Subsidiary Banks or by unrelated entities, which it has underwritten and serviced. See, ``Management's Discussion and Analysis--Mortgage Banking Activities,'' for a discussion of possible changes to the business of First Bank Mortgage.

INVESTMENT PORTFOLIO

    First Banks has established a written investment policy which has been adopted by the Subsidiary Banks and is reviewed annually. The investment policy identifies investment criteria and states specific objectives in terms of risk, interest rate sensitivity, and liquidity. The investment policy directs management of the Subsidiary Banks to consider, among other criteria, the quality, term, and marketability of the securities acquired for their respective investment portfolios. First Banks does not engage in the practice of trading securities for the purpose of generating portfolio gains. The investment portfolio composition is included in the Notes to Consolidated Financial Statements. See, also, ``Management's Discussion and Analysis--Investment Securities.''

DEPOSITS

    First Banks' deposits consist principally of core deposits from the local market areas of the Subsidiary Banks. The Subsidiary Banks currently do not hold brokered deposits, except for any such deposits which acquired institutions may have had prior to their acquisition by First Banks. A table summarizing the distribution of First Banks' deposit accounts and the weighted average nominal interest rates on each category of deposits for the three years ending December 31, 1995 and for the nine months ended September 30, 1996 is included under ``Management's Discussion and Analysis--Deposits.''

COMPETITION AND BRANCH BANKING

    The activities in which the Subsidiary Banks engage are highly competitive. Those activities and the geographic markets served involve primarily competition with other banks, some of which are affiliated with large bank holding companies. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

    In addition to competing with other banks within their primary service areas, the Subsidiary Banks also compete with other financial intermediaries, such as credit unions, industrial loan associations, securities firms, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit organizations and other enterprises. Additional competition for depositors' funds comes from United States Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors. Many of First Banks' non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally-insured banks and thrifts or the state regulations governing state-chartered banks and thrifts. Such non-bank competitors may, as a result, have certain advantages over First Banks in providing some services.

    The trend in Missouri, Illinois, Texas and California has been for multi-bank holding companies to acquire independent banks and thrifts in communities throughout these states. First Banks believes it will continue to face competition in the acquisition of such banks and thrifts from bank holding companies based in those states and from bank holding companies based in other states under interstate banking laws. Many of the financial institutions with which First Banks competes are larger than First Banks and have substantially greater resources available for making acquisitions.

    Subject to regulatory approval, commercial banks situated in Missouri, Illinois, Texas and California are permitted to establish branches throughout their respective states, thereby creating the potential for additional competition in the services areas of the Subsidiary Banks.

                          SUPERVISION AND REGULATION

GENERAL

    First Banks and its Subsidiary Banks are extensively regulated under federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of First Banks. The operations of First Banks may be affected by legislative changes and by the policies of various regulatory authorities. First Banks is unable to predict the nature or the extent of the effects on its business and earnings that fiscal or monetary policies, economic controls or new federal or state legislation may have in the future.

    First Banks is a registered bank holding company under the BHCA and, as such, is subject to regulation, supervision and examination by the Federal Reserve. First Banks is required to file annual reports with the Federal Reserve and to provide the Federal Reserve such additional information as it may require.

    First Banks' state-chartered Subsidiary Banks (First Bank (Missouri), First Bank (Illinois), FB&T, First Commercial and Sunrise) are subject to supervision and regulation by the bank supervisory authorities in their respective states and also by their respective primary federal bank regulators. The primary such regulator for First Bank (Missouri), as a member of the Federal Reserve System, is the Federal Reserve, while the primary federal bank regulator for First Bank (Illinois), FB&T, First Commercial and Sunrise, which are not members of the Federal Reserve System, is the FDIC. First Bank FSB, as a federally chartered savings institution, is subject to supervision and regulation by the Office of Thrift Supervision (``OTS''), and BTX, as a national banking association, is subject to the supervision and regulation of the Office the Comptroller of the Currency (the ``OCC''). Because the FDIC provides deposit insurance to the Subsidiary Banks, the Subsidiary Banks are also subject to supervision and regulation by the FDIC (even where the FDIC is not their primary federal regulator).

RECENT AND PENDING LEGISLATION

    The enactment of the legislation described below has significantly affected the banking industry generally and will have an ongoing effect on First Banks and its Subsidiary Banks in the future.

    FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT OF 1989. The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (``FIRREA'') reorganized and reformed the regulatory structure applicable to financial institutions generally. FIRREA, among other things, enhanced the supervisory and enforcement powers for the federal bank regulatory agencies, required insured financial institutions to guaranty repayment of losses incurred by the FDIC in connection with the failure of an affiliated financial institution, required financial institutions to provide their primary federal regulator with notice (under certain circumstances) of changes in senior management and broadened authority for bank holding companies to acquire savings institutions.

    Under FIRREA, federal bank regulators were granted expanded enforcement authority over ``institution-affiliated parties'' (i.e., officers, directors, controlling shareholders, as well as attorneys, appraisers or accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution). Federal banking regulators have greater flexibility to bring enforcement actions against insured institutions and institution-affiliated parties, including cease and desist orders, prohibition orders, civil money penalties, termination of insurance and the imposition of operating restrictions and capital plan requirements. These enforcement actions, in general, may be initiated for violations of laws and regulations and unsafe or unsound practices. Since the enactment of FIRREA, the federal bank regulators have significantly increased the use of written agreements to correct compliance deficiencies with respect to applicable laws and regulations and to ensure safe and sound practices. Violations of such written agreements are grounds for initiation of cease-and-desist proceedings. FIRREA granted the FDIC back-up enforcement authority to recommend enforcement action to an appropriate federal banking agency and to bring such enforcement action against a financial institution or an institution-affiliated party if such federal banking agency fails to follow the FDIC's recommendation. FIRREA also requires, except under certain circumstances, public disclosure of final enforcement actions by the federal banking agencies.

    FIRREA also established a cross guarantee provision pursuant to which the FDIC may recover from a depository institution losses that the FDIC incurs in providing assistance to, or paying off the depositors of, any of such depository institution's affiliated insured banks or thrifts. The cross guarantee thus enables the FDIC to assess a holding company's healthy BIF members and SAIF members for the losses of any of such holding company's failed BIF and SAIF members. Cross guarantee liabilities are generally superior in priority to obligations of the depository institution to its shareholders due solely to their status as shareholders and obligations to other affiliates. Cross guarantee liabilities are generally subordinated to deposit liabilities, secured obligations or any other general or senior liabilities, and any obligations subordinated to depositors or other general creditors.

    THE FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991. The Federal Deposit Insurance Corporation Improvement Act of 1991 (``FDICIA'') was adopted to recapitalize the BIF and impose certain supervisory and regulatory reforms on insured depository institutions. FDICIA, in general, includes provisions, among others, to (i) increase the FDIC's line of credit with the U.S. Treasury in order to provide the FDIC with additional funds to cover the losses of federally insured banks, (ii) reform the deposit insurance system, including the implementation of risk-based deposit insurance premiums, (iii) establish a format for closer monitoring of financial institutions to enable prompt corrective action by banking regulators when a financial institution begins to experience financial difficulty, (iv) establish five capital levels for financial institutions (``well capitalized,'' ``adequately capitalized,'' ``undercapitalized,'' ``significantly undercapitalized'' and ``critically undercapitalized'') that would impose more scrutiny and restrictions on less capitalized institutions, (v) require the banking regulators to set operational and managerial standards for all insured depository institutions and their holding companies, including limits on excessive compensation to executive officers, directors, employees and principal shareholders, and establish standards for loans secured by real estate, (vi) adopt certain accounting reforms and require annual on-site examinations of federally insured institutions, including the ability to require independent audits of banks and thrifts, (vii) revise risk-based capital standards to ensure that they (a) take adequate account of interest-rate changes, concentration of credit risk and the risks of nontraditional activities, and (b) reflect the actual performance and expected risk of loss of multi-family mortgages, and (viii) restrict state-chartered banks from engaging in activities not permitted for national banks unless they are adequately capitalized and have FDIC approval. FDICIA also permits the FDIC to make special assessments on insured depository institutions, in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary. FDICIA also grants authority to the FDIC to establish semiannual assessment rates on BIF and SAIF member banks so as to maintain these funds at the designated reserve ratios.

    FDICIA, as noted above, authorizes and (under certain circumstances) requires the federal banking agencies to take certain actions against institutions that fail to meet certain capital-based requirements. The federal banking agencies are required, under FDICIA, to establish five levels of insured depository institutions based on leverage limit and risk-based capital requirements established for institutions subject to their jurisdiction plus, in their discretion, individual additional capital requirements for such institutions. Under the final rules that have been adopted by each of the federal banking agencies, an institution will be designated (i) ``well-capitalized'' if the institution has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure, (ii) ``adequately capitalized'' if the institution has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater (or a leverage ratio of 3% or greater if the institution is rated composite 1 in its most recent report of examination), (iii) ``undercapitalized'' if the institution has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4%, or a leverage ratio that is less than 4% (or a leverage ratio that is less than 3% if the institution is rated composite 1 in its most recent report of examination), (iv) ``significantly undercapitalized'' if the institution has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3%, or a leverage ratio that is less than 3%, and (v) ``critically undercapitalized'' if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

    Undercapitalized institutions are required to submit capital restoration plans to the appropriate federal banking agency and are subject to certain operational restrictions. Companies controlling an undercapitalized institution are also required to guarantee the subsidiary institution's compliance with the capital restoration plan subject to an aggregate limitation of the lesser of 5% of the institution's assets or the amount of the capital deficiency when the institution first failed to meet the plan.

    Significantly or critically undercapitalized institutions and undercapitalized institutions that did not submit or comply with acceptable capital restoration plans will be subject to regulatory sanctions. A forced sale of shares or merger, restriction on affiliate transactions and restrictions on rates paid on deposits are required to be imposed by the banking agency unless it is determined that they would not further capital improvement. FDICIA generally requires the appointment of a conservator or receiver within 90 days after an institution becomes critically undercapitalized. The federal banking agencies have adopted uniform procedures for the issuance of directives by the appropriate federal banking agency. Under these procedures, an institution will generally be provided advance notice when the appropriate federal banking agency proposes to impose one or more of the sanctions set forth above. These procedures provide an opportunity for the institution to respond to the proposed agency action or, where circumstances warrant immediate agency action, an opportunity for administrative review of the agency's action.

    As described under ``Management's Discussion and Analysis--Capital,'' First Banks and each of its Subsidiary Banks have, as of September 30, 1996, capital in excess of the requirements for a ``well-capitalized'' institution.

    Pursuant to FDICIA, the Federal Reserve and the other federal banking agencies adopted real estate lending guidelines pursuant to which each insured depository institution is required to adopt and maintain written real estate lending policies in conformity with the prescribed guidelines. Under these guidelines, each institution is expected to set loan to value ratios not exceeding the supervisory limits set forth in the guidelines. A loan to value ratio is generally defined as the total loan amount divided by the appraised value of the property at the time the loan is originated. The guidelines require that the institution's real estate policy also require proper loan documentation, and that it establish prudent underwriting standards. These guidelines became effective on March 19, 1993. These rules have had no material adverse impact on First Banks.

    FDICIA also contained the Truth in Savings Act, which requires clear and uniform disclosure of the rates of interest payable on deposit accounts by depository institutions, and the fees assessable against deposit accounts, so that consumers can make a meaningful comparison between the competing claims of financial institutions with regard to deposit accounts and products.

    RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT OF 1994. Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the ``Interstate Act'') in September 1994. Beginning in September 1995, bank holding companies have the right to expand, by acquiring existing banks, into all states, even those which had theretofore restricted entry. The legislation also provides that, subject to future action by individual states, a holding company will have the right, commencing in 1997, to convert the banks which its owns in different states to branches of a single bank. A state is permitted to ``opt out'' of the law which will permit conversion of separate banks to branches, but is not permitted to ``opt out'' of the law allowing bank holding companies from other states to enter the state. Of those states in which the Subsidiary Banks are located, Texas has adopted legislation to ``opt out'' of the interstate branching provisions (which Texas law currently expires on September 2, 1999). The federal legislation also establishes limits on acquisitions by large banking organizations, providing that no acquisition may be undertaken if it would result in the organization having deposits exceeding either 10% of all bank deposits in the United States or 30% of the bank deposits in the state in which the acquisition would occur.

    ECONOMIC GROWTH AND REGULATORY PAPERWORK REDUCTION ACT OF 1996. The Economic Growth and Regulatory Paperwork Reduction Act of 1996 (``EGRPRA'') was signed into law on September 30, 1996. EGRPRA streamlined the non-banking activities application process for well-capitalized and well-managed bank holding companies. Under EGRPRA, qualified bank holding companies may commence a regulatory approved non-banking activity without prior notice to the Federal Reserve; written notice is required within 10 days after commencing the activity. Under EGRPRA, the prior notice period is reduced to 12 days in the event of any non-banking acquisition or share purchase, assuming the size of the acquisition does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% of Tier 1 capital. The foregoing prior notice requirement also applies to commencing non-banking activity de novo which has been previously approved by order of the Federal Reserve, but not yet implemented by regulations.

    EGRPRA also provides for the recapitalization of the SAIF in order to bring it into parity with the BIF of the FDIC. First Banks recorded an $8.6 million charge in the third quarter of 1996 for the one-time special deposit insurance assessment. As a result of this special assessment, however, First Banks' cost of deposit insurance is expected to decrease by approximately $2 million for the year ended December 31, 1997, compared to its deposit insurance cost for the year ended December 31, 1996, excluding the effect of the special assessment. The expected decrease in the cost of deposit insurance is based on an overall assessment rate for 1997 of 1.3 basis points and 6.4 basis points for each $100 of assessable deposits of BIF and SAIF deposits, respectively, in comparison to the current assessment rate, applicable only to SAIF deposits, of 23 basis points. See ``Management's Discussion and Analysis--General.''

    PENDING LEGISLATION. Because of concerns relating to competitiveness and the safety and soundness of the banking industry, Congress is considering a number of wide-ranging proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions. Among such bills are new proposals to merge the BIF and the SAIF insurance funds, to eliminate the federal thrift charter, to alter the statutory separation of commercial and investment banking and to further expand the powers of banks, bank holding companies and competitors of banks. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of First Banks may be affected thereby.

BANK AND BANK HOLDING COMPANY REGULATION

    BHCA. Under the BHCA, the activities of a bank holding company are limited to businesses so closely related to banking, managing or controlling banks as to be a proper incident thereto. First Banks is also subject to capital requirements applied on a consolidated basis in a form substantially similar to those required of the Subsidiary Banks. The BHCA also requires a bank holding company to obtain approval from the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares), (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company. The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions or mergers.

    The BHCA also prohibits a bank holding company, with certain limited exceptions, (i) from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or (ii) from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks. The Federal Reserve, in making such determination, considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency in resources, which can be expected to outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices. FIRREA (described in more detail herein) made a significant addition to the list of permitted non-bank activities for bank holding companies by providing that bank holding companies may acquire thrift institutions upon approval by the Federal Reserve and the applicable regulatory authority for the thrift institutions.

    INSURANCE OF ACCOUNTS. The FDIC provides insurance, through the BIF and the SAIF, to deposit accounts at the Subsidiary Banks to a maximum of $100,000 for each insured depositor. Certain of the Subsidiary Banks have deposits which were added through the merger of acquired thrifts. Consequently, First Bank (Missouri), First Bank (Illinois), First Bank FSB and FB&T are members of both the BIF and the SAIF. BTX, First Commercial and Sunrise are members of the BIF only.

    Through December 31, 1992, all FDIC-insured institutions, whether members of the BIF, the SAIF or both, paid the same premium (23 cents per $100 of assessable deposits) under a flat-rate system mandated by law. FDICIA required the FDIC to raise the reserves of the BIF and the SAIF, implement a risk-related premium system and adopt a long-term schedule for recapitalizing the BIF. Effective January 1, 1993, the FDIC amended its regulations regarding insurance premiums to provide that a bank or thrift would pay an insurance assessment within a range of 23 cents to 31 cents for each $100 of assessable deposits, depending on its risk classification.

    On January 1, 1996, the FDIC adopted an amendment to the BIF risk-based assessment schedule which effectively eliminated deposit insurance assessments for most commercial banks and other depository institutions with deposits insured by the BIF only, while maintaining the assessment rate for SAIF-insured institutions in even the lowest risk-based premium category at 23 cents for each $100 of assessable deposits. Following enactment of EGRPRA, First Banks paid a one-time special deposit insurance assessment with respect to its SAIF insured deposits, as part of the recapitalization of the SAIF, and the overall assessment rate for 1997 was revised to equal 1.29 cents and 6.44 cents for each $100 of assessable deposits of BIF and SAIF, respectively, in comparison to the current assessment rate, applicable only to SAIF deposits, of 23 cents for each $100 of assessable deposits.

    THE PREFERRED SECURITIES AND THE SUBORDINATED DEBENTURES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS OR DEPOSIT ACCOUNTS, ARE NOT OBLIGATIONS OF ANY BANKING OR NONBANKING AFFILIATE OF FIRST BANKS (EXCEPT TO THE EXTENT THAT PREFERRED SECURITIES ARE GUARANTEED BY FIRST BANKS AS DESCRIBED HEREIN), ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

    REGULATIONS GOVERNING CAPITAL ADEQUACY. The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If the capital falls below the minimum levels established by these guidelines, the bank holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open facilities.

    The Federal Reserve, the FDIC and the OCC adopted risk-based capital guidelines for banks and bank holding companies, and the OTS has adopted similar guidelines for thrifts. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimums. Under these guidelines, all bank holding companies and federally regulated banks must maintain a minimum risk-based total capital ratio equal to 8%, of which at least one-half must be Tier 1 capital. Pursuant to FDICIA, banking regulators are to revise the risk-based capital standards to take into account interest rate risk, concentration of credit risk and the risks of nontraditional activities and multi-family mortgages.

    The Federal Reserve also has implemented a leverage ratio, which is Tier 1 capital to total assets, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. For all but the most highly-rated bank holding companies and for bank holding companies seeking to expand, however, the Federal Reserve expects that additional capital sufficient to increase the ratio by at least 100 to 200 basis points will be maintained.

    On October 21, 1996, the Federal Reserve issued a press release (the ``Federal Reserve Press Release'') announcing that it had approved the use of certain cumulative preferred stock instruments, such as the Preferred Securities, in Tier 1 capital for bank holding companies. Because, subject to certain regulatory limitations, the Preferred Securities may qualify as Tier 1 capital and, under current United States federal tax law, the issuer will receive a tax deduction for interest in respect of the Subordinated Debentures, the issuance of the Preferred Securities is a cost effective method of raising capital on an after-tax basis.

    See ``Management's Discussion and Analysis--Capital'' for a discussion of the capital adequacy of First Banks and the Subsidiary Banks.

    Management of First Banks believes that the risk-weighting of assets and the risk-based capital guidelines do not have a material adverse impact on First Banks' operations or on the operations of its Subsidiary Banks. The requirement of deducting certain intangibles in computing capital ratios contained in the guidelines, however, could adversely affect the ability of First Banks to make acquisitions in the future in transactions that would be accounted for using the purchase method of accounting. Although these requirements would not reduce the ability of First Banks to make acquisitions using the pooling of interests method of accounting, First Banks has not historically made, and has no present plans to make, acquisitions on this basis.

    COMMUNITY REINVESTMENT ACT. The Community Reinvestment Act of 1977 (the ``CRA'') requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA is likely to be the subject of regulatory reform in the next few years, and proposed rules have been published for comment by the four regulatory agencies noted above. Although it is not possible to predict the extent to which the CRA will be modified, these changes may change the process by which a financial institution, such as First Banks and the Subsidiary Banks, is able to grow through acquisitions or establishing new branches.

    REGULATIONS GOVERNING EXTENSIONS OF CREDIT. The Subsidiary Banks are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its subsidiaries, or investments in their securities and on the use of their securities as collateral for loans to any borrowers. These regulations and restrictions may limit the ability of First Banks to obtain funds from its Subsidiary Banks for its cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. Transactions among the Subsidiary Banks (other than BTX, First Commercial and Sunrise) that do not involve First Banks or FirstServ, Inc. are generally exempt from the foregoing regulations and restrictions. Because the exemption is available only to those Subsidiary Banks that are at least 80% owned by First Banks, it would not apply to such transactions involving BTX, Sunrise and First Commercial. Further, under the BHCA and certain regulations of the Federal Reserve, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, a Subsidiary Bank may not generally require a customer to obtain other services from such Subsidiary Bank or any other Subsidiary Bank or First Banks, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit to the customer.

    The Subsidiary Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest-rates and collateral as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. The Subsidiary Banks are also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on a Subsidiary Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of a Subsidiary Bank or the imposition of a cease and desist order.

    RESERVE REQUIREMENTS. The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. Reserves of 3% must be maintained against total transaction accounts of $51.9 million or less (subject to adjustment by the Federal Reserve) and an initial reserve of $1,557,000 plus 10% (subject to adjustment by the Federal Reserve to a level between 8% and 14%) must be maintained against that portion of total transaction accounts in excess of such amount. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements.

    Institutions are authorized to borrow from the Federal Reserve Bank ``discount window,'' but Federal Reserve regulations require institutions to exhaust other reasonable alternative sources of funds, including Federal Home Loan Bank advances, before borrowing from the Federal Reserve Bank.

    FEDERAL HOME LOAN BANK SYSTEM. First Bank FSB, First Bank (Missouri), First Bank (Illinois), FB&T and BTX are members of the Federal Home Loan Bank System (the ``FHLB System''). The FHLB System consists of twelve regional Federal Home Loan Banks (each, a ``FHLB''), each subject to supervision and regulation by the Federal Housing Finance Board, an independent agency created by FIRREA. The FHLBs provide a central credit facility primarily for member institutions. First Bank FSB and First Bank (Missouri), as members of the FHLB of Des Moines, First Bank (Illinois), as a member of the FHLB of Chicago, BTX, as a member of the FHLB of Dallas, and FB&T, as a member of the FHLB of San Francisco, are required to acquire and hold shares of capital stock in the FHLB in amounts at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20th of its advances (borrowings) from the FHLB, whichever is greater. Each of the Subsidiary Banks which is a member of the FHLB is in compliance with these regulations.

    QUALIFIED THRIFT LENDER STATUS. First Bank FSB must, and currently does, meet a ``Qualified Thrift Lender'' (the ``QTL'') test for, among other things, future eligibility for FHLB advances. The QTL test requires savings associations to maintain a specified percentage of assets in ``qualifying'' investments, which may include, for example, home mortgage loans, mortgage-backed securities and a percentage of consumer loans. Any savings association that fails to meet the QTL test must convert to a commercial bank charter, unless it requalifies as a QTL on an average basis in at least three out of every four quarters for two out of three years and thereafter remains a QTL. If an institution that fails the QTL test has not yet requalified and has not converted to a commercial bank, its new investments and activities are limited to those permissible for a national bank. Such an association is also immediately ineligible to receive any new FHLB advances and is subject to national bank limits for payment of dividends and may not establish a branch office at any location at which a national bank located in the savings association's home state could not establish a branch. If such association has not requalified or converted to a commercial bank charter three years after its failure to meet the QTL test, it must divest all investments and cease all activities not permissible for a national bank. Such an association must also repay promptly any outstanding FHLB advances. Certain temporary and limited exceptions from meeting the QTL test may be granted by the OTS.

    DIVIDENDS. First Banks' primary sources of funds are the dividends and management fees paid by its Subsidiary Banks. The ability of the Subsidiary Banks to pay dividends and management fees is limited by various state and federal laws, by the regulations promulgated by their respective primary regulators and by the principles of prudent bank management. The amount of dividends that the Subsidiary Banks may pay to First Banks is also limited by the provisions of the Credit Agreement, which imposes certain minimum capital requirements. Under the most restrictive of these requirements, dividends from the Subsidiary Banks are limited to approximately $37.8 million as of September 30, 1996, unless prior permission of the regulatory authorities and, if necessary, the lead bank for the lenders is obtained.

    USURY LAWS. The maximum legal rate of interest which the Subsidiary Banks charge on a particular loan depends on a variety of factors such as the type of borrower, the purpose of the loan, the amount of the loan and the date the loan is made. There are several state and federal statutes which set maximum legal rates of interest for various kinds of loans. If a loan qualifies under more than one statute, a bank may often charge the highest rate for which the loan is eligible.

    MONETARY POLICY AND ECONOMIC CONTROL. The commercial banking business in which First Banks engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the ``discount window,'' open market operations, the imposition of changes in reserve requirements against member banks deposits and assets of foreign branches, and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and such use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of First Banks and the Subsidiary Banks cannot be predicted.

                    DESCRIPTION OF THE PREFERRED SECURITIES

    The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, State Street Bank and Trust Company, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, the Trust Act, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of First Capital, will issue the Trust Securities. All of the Common Securities will be owned by First Banks. The Preferred Securities will represent preferred undivided beneficial interests in the assets of First Capital and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by First Capital of any securities other than the Trust Securities or the incurrence of any indebtedness by First Capital.

    The Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities, except as described under ``--Subordination of Common Securities.'' Legal title to the Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by First Banks for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when First Capital does not have funds on hand available to make such payments. State Street Bank and Trust Company, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See ``Description of the Guarantee.''

DISTRIBUTIONS

    PAYMENT OF DISTRIBUTIONS. Distributions on each Preferred Security will be
payable at the annual rate of     % of the stated Liquidation Amount of $25,
payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a ``Distribution Date''). The record date will be the 15th day of the month in which the relevant Distribution Date occurs. Distributions will accumulate from the date of original issuance. The first Distribution Date for the Preferred Securities will be March 31, 1997. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. ``Business Day'' means any day other than a Saturday or a Sunday, a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

    EXTENSION PERIOD. First Banks has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time, or from time to time (each, an ``Extended Interest Payment Period''), which, if exercised, would defer quarterly Distributions on the Preferred Securities during any such Extended Interest Payment Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions
thereon at the rate per annum of     % thereof, compounded quarterly from the
relevant Distribution Date. ``Distributions,'' as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. During any such Extended Interest Payment Period, First Banks may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of First Banks' capital stock (other than the reclassification of any class of First Banks' capital stock into another class of capital stock or the conversion of the Class A Preferred Stock into Common Stock), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of First Banks that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by First Banks of the debt securities of any subsidiary of First Banks if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, First Banks may further defer the payment of interest; provided that such Extended Interest

Payment Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, First Banks may elect to begin a new Extended Interest Payment Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that First Banks may elect to begin an Extended Interest Payment Period.

    First Banks has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures.

    SOURCE OF DISTRIBUTIONS. The funds of First Capital available for distribution to holders of its Preferred Securities will be limited to payments under the Subordinated Debentures in which First Capital will invest the proceeds from the issuance and sale of its Trust Securities. See ``Description of the Subordinated Debentures.'' Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If First Banks does not make interest payments on the Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent First Capital has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by First Banks. See ``Description of the Guarantee.'' Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the register of holders of the Preferred Securities on the relevant record dates, which will be the 15th day of the month in which the relevant Distribution Date occurs.

REDEMPTION OR EXCHANGE

    GENERAL. The Subordinated Debentures will mature on March 31, 2027. First Banks will have the right to redeem the Subordinated Debentures (i) on or after March 31, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event or an Investment Company Event, in each case subject to receipt of prior approval by the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. First Banks will not have the right to purchase the Subordinated Debentures, in whole or in part, from First Capital until after March 31, 2002. See ``Description of the Subordinated Debentures--General.''

    MANDATORY REDEMPTION. Upon the repayment or redemption, in whole or in part, of any Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the ``Redemption Price'') equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the ``Redemption Date''). See ``Description of the Subordinated Debentures--Redemption or Exchange.'' If less than all of the Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.

    DISTRIBUTION OF SUBORDINATED DEBENTURES. Subject to First Banks having received prior approval of the Federal Reserve if so required under applicable capital guidelines or policies of the Federal Reserve, First Banks will have the right at any time to dissolve, wind-up or terminate First Capital and, after satisfaction of the liabilities of creditors of First Capital as provided by applicable law, cause the Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of First Capital. See ``--Liquidation Distribution Upon Termination.''

    TAX EVENT REDEMPTION OR INVESTMENT COMPANY EVENT REDEMPTION. If a Tax Event or an Investment Company Event in respect of the Trust Securities occurs and is continuing, First Banks has the right to redeem the Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of such Trust Securities in whole (but not in part) at the Redemption Price within 180 days following the occurrence of such Tax Event or Investment Company Event. In the event a Tax Event or an Investment Company Event in respect of the Trust Securities has occurred and First Banks does not elect to redeem the Subordinated Debentures and thereby cause a mandatory redemption of such Trust Securities or to liquidate First Capital and cause the Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of First Capital as described below under ``--Liquidation Distribution Upon Termination,'' such Preferred Securities will remain outstanding and Additional Interest (as defined herein) may be payable on the Subordinated Debentures.

    ``Additional Interest'' means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by First Capital on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which First Capital has become subject as a result of a Tax Event.

    ``Like Amount'' means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of First Capital, Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Subordinated Debentures are distributed. Each Subordinated Debenture distributed pursuant to clause (ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Subordinated Debentures.

    ``Liquidation Amount'' means the stated amount of $25 per Trust Security.

    After the liquidation date fixed for any distribution of Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) any certificates representing Preferred Securities will be deemed to represent the Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

    There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of First Capital were to occur. The Preferred Securities that an investor may purchase, or the Subordinated Debentures that an investor may receive on dissolution and liquidation of First Capital, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

    Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that First Capital has funds on hand available for the payment of such Redemption Price. See ``--Subordination of Common Securities.''

    If First Capital gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, eastern standard time, on the Redemption Date, to the extent funds are available, the Property Trustee will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption will have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day, in each case, with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by First Capital, or by First Banks pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by First Capital for such Preferred Securities to the date such

Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. See ``Description of the Guarantee.''

    Subject to applicable law (including, without limitation, United States federal securities law), First Banks or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

    Payment of the Redemption Price on the Preferred Securities and any distribution of Subordinated Debentures to holders of Preferred Securities will be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

    If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $25 or an integral multiple of $25 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $25. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless First Banks defaults in payment of the redemption price on the Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Subordinated Debentures or portions thereof (and Distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.

SUBORDINATION OF COMMON SECURITIES

    Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

    In the case of any Event of Default resulting from a Debenture Event of Default, First Banks as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of First Banks, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

    First Banks will have the right at any time to dissolve, wind-up or terminate First Capital and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities. Such right is subject, however, to First Banks having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

    Pursuant to the Trust Agreement, First Capital will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of
(i) certain events of bankruptcy, dissolution or liquidation of First Banks,
(ii) the distribution of a Like Amount of the Subordinated Debentures to the holders of its Trust Securities, if First Banks, as depositor, has given written direction to the Property Trustee to terminate First Capital (which direction is optional and wholly within the discretion of First Banks, as depositor), (iii) redemption of all of the Preferred Securities as described under ``Description of the Preferred Securities--Redemption or Exchange--Mandatory Redemption,'' and (iv) the entry of an order for the dissolution of First Capital by a court of competent jurisdiction.

    If an early termination occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, First Capital will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of First Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of First Capital available for distribution to holders, after satisfaction of liabilities to creditors of First Capital as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the ``Liquidation Distribution''). If such Liquidation Distribution can be paid only in part because First Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by First Capital on the Preferred Securities will be paid on a pro rata basis. First Banks, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See ``--Subordination of Common Securities.''

    Under current United States federal income tax law and interpretations and assuming, as expected, that First Capital is treated as a grantor trust, a distribution of the Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See ``Certain Federal Income Tax Consequences--Receipt of Subordinated Debentures or Cash Upon Liquidation of First Capital.'' If First Banks elects neither to redeem the Subordinated Debentures prior to maturity nor to liquidate First Capital and distribute the Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Subordinated Debentures.

    If First Banks elects to liquidate First Capital and thereby causes the Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of First Capital, First Banks will continue to have the right to shorten or extend the maturity of such Subordinated Debentures, subject to certain conditions. See ``Description of the Subordinated Debentures--General.''

LIQUIDATION VALUE

    The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of First Capital is $25 per Preferred Security plus accrued and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Subordinated Debentures, subject to certain exceptions. See ``--Liquidation Distribution Upon Termination.''

EVENTS OF DEFAULT; NOTICE

    Any one of the following events constitutes an event of default under the Trust Agreement (an ``Event of Default'') with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

        (i) the occurrence of a Debenture Event of Default (see ``Description of the Subordinated Debentures--Debenture Events of Default''); or

        (ii) default by First Capital in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

        (iii) default by First Capital in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

        (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a ``Notice of Default'' under the Trust Agreement; or

        (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by First Banks to appoint a successor Property Trustee within 60 days thereof.

    Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and First Banks, as depositor, unless such Event of Default has been cured or waived. First Banks, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

    If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon termination of First Capital. See ``--Liquidation Distribution Upon Termination.'' The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.

REMOVAL OF FIRST CAPITAL TRUSTEES

    Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in First Banks as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

    Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, First Banks, as the holder of the Common Securities, will have power to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

    Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF FIRST CAPITAL

    First Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. First Capital may, at the request of First Banks, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either
(a) expressly assumes all of the obligations of First Capital with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the ``Successor Securities'') so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) First Banks expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed (including, if applicable, The Nasdaq Stock Market's National Market), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, First Banks has received an opinion from independent counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither First Capital nor such successor entity will be required to register as an ``investment company'' under the Investment Company Act, and (vi) First Banks owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, First Capital will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause First Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

    Except as provided below and under ``Description of the Guarantee--Amendments and Assignment'' and as otherwise required by the Trust Act and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

    The Trust Agreement may be amended from time to time by First Banks, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as is necessary to ensure that First Capital will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that First Capital will not be required to register as an ``investment company'' under the Investment Company Act; provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities. The Trust Agreement may be amended by the Trustees and First Banks with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust

Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect First Capital's status as a grantor trust for United States federal income tax purposes or First Capital's exemption from status as an ``investment company'' under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

    The Trustees will not, so long as any Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debentures will be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that First Capital will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

    Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

    No vote or consent of the holders of Preferred Securities will be required for First Capital to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

    Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by First Banks, the Trustees or any affiliate of First Banks or any Trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.

PAYMENT AND PAYING AGENCY

    Payments in respect of the Preferred Securities will be made by check mailed to the address of the holder entitled thereto as such address appears on the register of holders of the Preferred Securities. The paying agent for the Preferred Securities will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and First Banks. The paying agent for the Preferred Securities may resign as paying agent upon 30 days' written notice to the Property Trustee and First Banks. In the event that the Property Trustee no longer is the paying agent for the Preferred Securities, the Administrative Trustees will appoint a successor (which must be a bank or trust company acceptable to the Administrative Trustees and First Banks) to act as paying agent.

REGISTRAR AND TRANSFER AGENT

    The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of First Capital, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. First Capital will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by First Banks and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

    The Administrative Trustees are authorized and directed to conduct the affairs of and to operate First Capital in such a way that First Capital will not be deemed to be an ``investment company'' required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Subordinated Debentures will be treated as indebtedness of First Banks for United States federal income tax purposes. First Banks and the Administrative Trustees are authorized, in this connection, to take any action, not inconsistent with applicable law, the certificate of trust of First Capital or the Trust Agreement, that First Banks and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

    Holders of the Preferred Securities have no preemptive or similar rights.

    The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

                  DESCRIPTION OF THE SUBORDINATED DEBENTURES

    Concurrently with the issuance of the Preferred Securities, First Capital will invest the proceeds thereof, together with the consideration paid by First Banks for the Common Securities, in the Subordinated Debentures issued by First Banks. The Subordinated Debentures will be issued as unsecured debt under the
Indenture, dated as of January   , 1997 (the ``Indenture''), between First
Banks and State Street Bank and Trust Company, as trustee (the ``Debenture Trustee''). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    The Subordinated Debentures will be limited in aggregate principal amount to approximately $61,855,700 (or $71,134,000 if the option described under the heading ``Underwriting'' is exercised by the Underwriters), such amount being the sum of the aggregate stated Liquidation Amount of the Trust Securities. The
Subordinated Debentures will bear interest at the annual rate of     % of the
principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an ``Interest Payment Date'') beginning March 31, 1997, to the Person (as defined in the Indenture) in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of First Capital, the Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day, in each case, with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of
    % thereof, compounded quarterly. The term ``interest,'' as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest, as applicable.

    The Subordinated Debentures will mature on March 31, 2027 (such date, as it may be shortened or extended as hereinafter described, the ``Stated Maturity''). Such date may be shortened at any time by First Banks to any date not earlier than March 31, 2002, subject to First Banks having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. Such date may also be extended at any time at the election of First Banks but in no event to a date later than March 31, 2046, provided that at the time such election is made and at the time of extension (i) First Banks is not in bankruptcy, otherwise insolvent or in liquidation, (ii) First Banks is not in default in the payment of any interest or principal on the Subordinated Debentures, (iii) First Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated, and (iv) First Banks has a Senior Debt rating of investment grade. In the event that First Banks elects to shorten or extend the Stated Maturity of the Subordinated Debentures, it will give notice thereof to the Debenture Trustee, First Capital and to the holders of the Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof. First Banks will not have the right to purchase the Subordinated Debentures, in whole or in part, from First Capital until after March 31, 2002.

    The Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks. Because First Banks is a holding company, the right of First Banks to participate in any distribution of assets of any Subsidiary Bank, upon any such Subsidiary Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of such Subsidiary Bank, except to the extent that First Banks may itself be recognized as a creditor of such Subsidiary Bank. The Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Subsidiary Banks, and holders of Subordinated Debentures should look only to the assets of First Banks for payments on the Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of First Banks, including Senior Debt, Subordinated Debt and Additional Senior Obligations, whether under the Indenture or any existing indenture or other indenture that First Banks may enter into in the future or otherwise. See ``--Subordination.''

    The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving First Banks that may adversely affect such holders.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    First Banks has the right under the Indenture at any time during the term of the Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time (each, an ``Extended Interest Payment Period''). The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. At the end of each Extended Interest Payment Period, First Banks must pay all interest then accrued and unpaid (together
with interest thereon at the annual rate of     %, compounded quarterly, to the
extent permitted by applicable law). During an Extended Interest Payment Period, interest will continue to accrue and holders of Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See ``Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount.''

    During any such Extended Interest Payment Period, First Banks may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of First Banks' capital stock (other than the reclassification of any class of First Banks' capital stock into another class of capital stock or the conversion of the Class A Preferred Stock into Common Stock), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of First Banks that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by First Banks of the debt securities of any subsidiary of First Banks if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, First Banks may further defer the payment of interest; provided that no Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due on any Interest Payment Date, First Banks may elect to begin a new Extended Interest Payment Period subject to the above requirements. No interest will be due and payable during an Extended Interest Payment Period, except at the end thereof. First Banks has no present intention of exercising its rights to defer payments of interest on the Subordinated Debentures. First Banks must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extended Interest Payment Period at least one Business Day prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extended Interest Payment Period, or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to The Nasdaq Stock Market's National Market (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that First Banks may elect to begin an Extended Interest Payment Period.

ADDITIONAL SUMS

    If First Capital or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, First Banks will pay as additional amounts (referred to herein as ``Additional Interest'') on the Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by First Capital after paying any such additional taxes, duties or other governmental charges will not be less than the amounts First Capital would have received had such additional taxes, duties or other governmental charges not been imposed.

REDEMPTION OR EXCHANGE

    First Banks will have the right to redeem the Subordinated Debentures prior to maturity (i) on or after March 31, 2002, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event or an Investment Company Event, in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

    ``Tax Event'' means the receipt by First Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Subordinated Debentures under the Indenture, there is more than an insubstantial risk that (i) interest payable by First Banks on the Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by First Banks, in whole or in part, for United States federal income tax purposes, (ii) First Capital is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, or
(iii) First Capital is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. First Banks must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

    ``Investment Company Event'' means the receipt by First Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, First Capital is or will be considered an ``investment company'' that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Subordinated Debentures to be redeemed at its registered address. Unless First Banks defaults in payment of the redemption price for the Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Subordinated Debentures or portions thereof called for redemption.

    The Subordinated Debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

    As described under ``Description of the Preferred Securities--Liquidation Distribution Upon Termination,'' under certain circumstances involving the termination of First Capital, the Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of First Capital after satisfaction of liabilities to creditors of First Capital as provided by applicable law. Any such distribution will be subject to receipt of prior approval by the Federal Reserve if then required under applicable policies or guidelines of the Federal Reserve. If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of First Capital, First Banks will use its best efforts to list the Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Subordinated Debentures that may be distributed to the holders of Preferred Securities.

RESTRICTIONS ON CERTAIN PAYMENTS

    If at any time (i) there has occurred a Debenture Event of Default, (ii) First Banks is in default with respect to its obligations under the Guarantee, or (iii) First Banks has given notice of its election of an Extended Interest Payment Period as provided in the Indenture with respect to the Subordinated Debentures and has not rescinded such notice, or such Extended Interest Payment Period, or any extension thereof, is continuing, First Banks will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of First Banks' capital stock (other than the reclassification of any class of First Banks' capital stock into another class of capital stock or the conversion of the Class A Preferred Stock into Common Stock), (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of First Banks that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by First Banks of the debt securities of any subsidiary of First Banks if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities.

SUBORDINATION

    The Indenture provides that the Subordinated Debentures issued thereunder are subordinated and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of First Banks, the holders of Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks before the holders of Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

    In the event of the acceleration of the maturity of any Subordinated Debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

    No payments on account of principal or interest in respect of the Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations of First Banks or an event of default with respect to any Senior Debt, Subordinated Debt or Additional Senior Obligations of First Banks resulting in the acceleration of the maturity thereof, or if any judicial proceeding is pending with respect to any such default.

    ``Debt'' means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) and every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

    ``Senior Debt'' means, with respect to First Banks, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to First Banks whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include (i) any Debt of First Banks which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to First Banks, (ii) any Debt of First Banks to any of its subsidiaries, (iii) any Debt to any employee of First Banks, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

    ``Subordinated Debt'' means, with respect to First Banks, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to First Banks whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of First Banks (other than the Subordinated Debentures).

    ``Additional Senior Obligations'' means, with respect to First Banks, all indebtedness, whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Subordinated Debentures or to rank pari passu in right of payment with the Subordinated Debentures. ``Claim,'' as used herein, has the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

    The Indenture places no limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by First Banks. First Banks expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations. As of September 30,

1996, First Banks had aggregate Senior Debt, Subordinated Debt and Additional Senior Obligations of approximately $66.8 million. Because First Banks is a holding company, the Subordinated Debentures are effectively subordinated to all existing and future liabilities of First Banks' subsidiaries, including obligations to depositors.

PAYMENT AND PAYING AGENTS

    Payment of principal of and any interest on the Subordinated Debentures will be made at the office of the Debenture Trustee in Boston, Massachusetts, except that, at the option of First Banks, payment of any interest may be made
(i) by check mailed to the address of the Person entitled thereto as such address appears in the register of holders of the Subordinated Debentures, or
(ii) by transfer to an account maintained by the Person entitled thereto as specified in the register of holders of the Subordinated Debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Subordinated Debentures will be made to the Person in whose name such Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of defaulted interest. First Banks may at any time designate additional paying agents for the Subordinated Debentures or rescind the designation of any paying agent for the Subordinated Debentures; however, First Banks will at all times be required to maintain a paying agent in New York, New York and each place of payment for the Subordinated Debentures.

    Any moneys deposited with the Debenture Trustee or any paying agent for the Subordinated Debentures, or then held by First Banks in trust, for the payment of the principal of or interest on the Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable will be repaid to First Banks on May 31 of each year or (if then held in trust by First Banks) will be discharged from such trust and the holder of such Subordinated Debenture will thereafter look, as a general unsecured creditor, only to First Banks for payment thereof.

REGISTRAR AND TRANSFER AGENT

    The Debenture Trustee will act as the registrar and the transfer agent for the Subordinated Debentures. Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the registrar. First Banks may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided that First Banks maintains a transfer agent in New York, New York. First Banks may at any time designate additional transfer agents with respect to the Subordinated Debentures. In the event of any redemption, neither First Banks nor the Debenture Trustee will be required to
(i) issue, register the transfer of or exchange Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Subordinated Debentures so selected for redemption, except, in the case of any Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

MODIFICATION OF INDENTURE

    First Banks and the Debenture Trustee may, from time to time without the consent of the holders of the Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting First Banks and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each Subordinated Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.

DEBENTURE EVENTS OF DEFAULT

    The Indenture provides that any one or more of the following described events with respect to the Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a ``Debenture Event of Default'') with respect to the Subordinated Debentures:

        (i) failure for 30 days to pay any interest on the Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extended Interest Payment Period); or

        (ii) failure to pay any principal on the Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

        (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to First Banks from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Subordinated Debentures; or

        (iv) certain events in bankruptcy, insolvency or reorganization of First Banks.

    The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

    First Banks is required to file annually with the Debenture Trustee a certificate as to whether or not First Banks is in compliance with all the conditions and covenants applicable to it under the Indenture.

    If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

    If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of First Banks to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against First Banks for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a ``Direct Action''). In connection with such Direct Action, First Banks will have a right of set-off under the Indenture to the extent of any payment made by First Banks to such holder of Preferred Securities in the Direct Action. First Banks may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, First Capital may become subject to the reporting obligations under the Exchange Act. First Banks has the right under the Indenture to set-off any payment made to such holder of Preferred Securities by First Banks in connection with a Direct Action.

    The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See ``Description of the Preferred Securities--Events of Default; Notice.''

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

    First Banks may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and any Person may not consolidate with or merge into First Banks or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to First Banks, unless (i) in the event First Banks consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture First Banks' obligations on the Subordinated Debentures issued under the Indenture, (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions as prescribed in the Indenture are met.

SATISFACTION AND DISCHARGE

    The Indenture will cease to be of further effect (except as to First Banks' obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and First Banks will be deemed to have satisfied and discharged the Indenture when, among other things, all Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and First Banks deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be.

GOVERNING LAW

    The Indenture and the Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Missouri.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

    The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

    First Banks has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of First Capital (provided that certain successors which are permitted pursuant to the Indenture may succeed to First Banks' ownership of the Common Securities), (ii) not to voluntarily terminate, wind up or liquidate First Capital, except upon prior approval of the Federal Reserve if then so required under applicable capital guidelines or policies of the Federal Reserve, and (a) in connection with a distribution of Subordinated Debentures to the holders of the Preferred Securities in liquidation of First Capital, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause First Capital to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                         DESCRIPTION OF THE GUARANTEE

    The Preferred Securities Guarantee Agreement (the ``Guarantee'') will be executed and delivered by First Banks concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act. The Guarantee Trustee, State Street Bank and Trust Company, will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    First Banks will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that First Capital may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of First Capital (the ``Guarantee Payments''), will be subject to the Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that First Capital has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that First Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of First Capital (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution, to the extent First Capital has funds available therefor at such time, and (b) the amount of assets of First Capital remaining available for distribution to holders of Preferred Securities in liquidation of First Capital. The obligation of First Banks to make a Guarantee Payment may be satisfied by direct payment of the required amounts by First Banks to the holders of the Preferred Securities or by causing First Capital to pay such amounts to such holders.

    The Guarantee will not apply to any payment of Distributions except to the extent First Capital has funds available therefor. If First Banks does not make interest payments on the Subordinated Debentures held by First Capital, First Capital will not pay Distributions on the Preferred Securities and will not have funds legally available therefor.

STATUS OF THE GUARANTEE

    The Guarantee will constitute an unsecured obligation of First Banks and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks in the same manner as the Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by First Banks. First Banks expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

    The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against First Banks to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by First Capital or upon distribution of the Subordinated Debentures to the holders of the Preferred Securities. Because First Banks is a holding company, the right of First Banks to participate in any distribution of assets of any Subsidiary Bank upon such Subsidiary Bank's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that Subsidiary Bank, except to the extent First Banks may itself be recognized as a creditor of that Subsidiary Bank. First Banks' obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of First Banks' subsidiaries, and claimants should look only to the assets of First Banks for payments thereunder.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See ``Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement.'' All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of First Banks and will inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

    An event of default under the Guarantee will occur upon the failure of First Banks to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

    Any holder of Preferred Securities may institute a legal proceeding directly against First Banks to enforce its rights under the Guarantee without first instituting a legal proceeding against First Capital, the Guarantee Trustee or any other Person.

    First Banks, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not First Banks is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The Guarantee Trustee, other than during the occurrence and continuance of a default by First Banks in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

    The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of First Capital, or (c) distribution of the Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

GOVERNING LAW

    The Guarantee will be governed by and construed in accordance with the laws of the State of Missouri.

EXPENSE AGREEMENT

    First Banks will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the ``Expense Agreement''), irrevocably and unconditionally guarantee to each person or entity to whom First Capital becomes indebted or liable, the full payment of any costs, expenses or liabilities of First Capital, other than obligations of First Capital to pay to the holders of the Preferred Securities or other similar interests in First Capital of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of First Capital may proceed directly against First Banks under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

                 RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                 THE SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

    Payments of Distributions and other amounts due on the Preferred Securities (to the extent First Capital has funds available for the payment of such Distributions) are irrevocably guaranteed by First Banks as and to the extent set forth under ``Description of the Guarantee.'' First Banks and First Capital believe that, taken together, the obligations of First Banks under the Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of First Capital under the Preferred Securities. If and to the extent that First Banks does not make payments on the Subordinated Debentures, First Capital will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of Distributions when First Capital does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against First Banks for enforcement of payment of such Distributions to such holder. The obligations of First Banks under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks.

SUFFICIENCY OF PAYMENTS

    As long as payments of interest and other payments are made when due on the Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities, (iii) First Banks will pay for all and any costs, expenses and liabilities of First Capital (except the obligations of First Capital to holders of the Preferred Securities), and (iv) the Trust Agreement further provides that First Capital will not engage in any activity that is not consistent with the limited purposes of First Capital.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

    A holder of any Preferred Security may institute a legal proceeding directly against First Banks to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, First Capital or any other Person. A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of First Banks would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of First Banks, the subordination provisions of the Indenture provide that no payments may be made in respect of the Subordinated Debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Subordinated Debentures would constitute an Event of Default.

LIMITED PURPOSE OF FIRST CAPITAL

    The Preferred Securities evidence a preferred undivided beneficial interest in the assets of First Capital. First Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from First Banks the principal amount of and interest accrued on Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from First Capital (or from First Banks under the Guarantee) if and to the extent First Capital has funds available for the payment of such Distributions.

RIGHTS UPON TERMINATION

    Upon any voluntary or involuntary termination, winding-up or liquidation of First Capital involving the liquidation of the Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by First Capital, the Liquidation Distribution in cash. See ``Description of the Preferred Securities--Liquidation Distribution Upon Termination.'' Upon any voluntary or involuntary liquidation or bankruptcy of First Banks, the Property Trustee, as holder of the Subordinated Debentures, would be a subordinated creditor of First Banks, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of First Banks (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of First Banks receive payments or distributions. Since First Banks is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of First Capital (other than the obligations of First Capital to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Subordinated Debentures relative to other creditors and to shareholders of First Banks in the event of liquidation or bankruptcy of First Banks are expected to be substantially the same.

                      DESCRIPTION OF OTHER CAPITAL STOCK

COMMON STOCK

    The Amended and Restated Articles of Incorporation of First Banks (the ``Restated Articles'') authorize the issuance of 25,000 shares of common stock, $250 par value per share (the ``Common Stock''). Holders of Common Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for that purpose, dividends payable in cash, stock or otherwise. Each share of Common Stock is entitled to one vote on all matters except that shareholders have cumulative voting rights in the election of Directors of First Banks. On liquidation, the holders of Common Stock are entitled to receive pro rata any assets distributable to stockholders in respect of the Common Stock held by them after any required distributions to the holders of First Banks' preferred stock, including the Class A Preferred Stock, the Class B Preferred Stock and the Class C Preferred Stock.

    As of September 30, 1996, First Banks had outstanding 23,661 shares of Common Stock, all of which shares are owned by various trusts which were created by and are administered by and for the benefit of Mr. James F. Dierberg, Chairman of the Board, President and Chief Executive Officer of First Banks and members of his immediate family. All of the issued and outstanding shares are fully paid and nonassessable. The holders of the Common Stock, the Class A Preferred Stock and the Class B Preferred Stock and First Banks have entered into an agreement limiting the transferability of all such securities and providing for first rights of refusal with respect to proposed sales for such securities.

PREFERRED STOCK

    The Restated Articles authorize, in addition to 750,000 shares of Class A Convertible, Adjustable Rate, $20 par value, Preferred Stock (the ``Class A Preferred Stock''), and 200,000 shares of Class B Adjustable Rate, $1.50 par value, Preferred Stock (the ``Class B Preferred Stock''), 5,000,000 shares of preferred stock, par value $1 per share, 2,200,000 of which have been designated Class C 9.00%, Cumulative, Increasing Rate, $25 stated value (defined herein as the ``Class C Preferred Stock''). The following is a summary of the terms of the Class A Preferred Stock, the Class B Preferred Stock and the Class C Preferred Stock.

CLASS A PREFERRED STOCK

    DIVIDENDS. As and when declared by the Board of Directors of First Banks, the dividend rate on the Class A Preferred Stock for any quarterly period is 4% less than the higher of the Treasury Bill Rate or the Ten Year Treasury Constant Maturity Rate, calculated in the manner set forth in the Restated Articles, except that in no event may the dividend paid be less than 6% per annum or greater than 12% per annum. Dividends on the Class A Preferred Stock are noncumulative.

    REDEMPTION. The Class A Preferred Stock is redeemable at any time at the option of First Banks, with the prior written consent of the Federal Reserve, as long as dividends for all classes of preferred stock have been paid, at a redemption price of $21 per share (105% of the par value of the Class A Preferred Stock) plus declared and unpaid dividends to the date fixed for redemption.

    LIQUIDATION. Holders of the Class A Preferred Stock are entitled to receive in a liquidation, dissolution or winding-up (either voluntary or involuntary) of First Banks, the par value per share plus a liquidation premium equal to 5% of the par value, in addition to all previously declared and unpaid dividends.

    CONVERTIBILITY. The Class A Preferred Stock is convertible at the option of the holder, into shares of Common Stock at a rate based on the ratio of the par value of the Class A Preferred Stock to the current market value of the Common Stock at the date of conversion as determined by independent appraisal at the time of conversion. The number of appraisers and the procedures by which the appraisers are to be selected are set forth in the Restated Articles.

    VOTING RIGHTS. Holders of the Class A Preferred Stock possess full voting rights and power as are enjoyed by the holders of the Common Stock, except that the right to vote the shares of the Class A Common Stock lapses upon the date of death of the first recorded holder of such shares or, if held in trust, upon the death of the income beneficiary of the trust. No shares of any capital stock of First Banks ranking prior to or on a parity with the Class A Preferred Stock may be issued by First Banks unless such issuance is approved by a vote of the holders of two-thirds of the issued and outstanding shares of Class A Preferred Stock.

CLASS B PREFERRED STOCK

    DIVIDENDS. As and when declared by the Board of Directors of First Banks, the dividend rate on the Class B Preferred Stock for any quarterly period is 1% less than the higher of the Treasury Bill Rate or the Ten Year Treasury Constant Maturity Rate, calculated in the manner set forth in the Restated Articles, except that in no event may the dividend paid be less than 7% per annum or greater than 15% per annum. Dividends are noncumulative.

    REDEMPTION. The Restated Articles provide that the Class B Preferred Stock may not be redeemed.

    LIQUIDATION. Holders of the Class B Preferred Stock are entitled to receive in a liquidation, dissolution or winding-up (either voluntary or involuntary) of First Banks, the par value per share plus all previously declared and unpaid dividends.

    CONVERTIBILITY. The Class B Preferred Stock is not convertible into any other class of capital stock of First Banks.

    VOTING RIGHTS. Holders of the Class B Preferred Stock possess full voting rights and power as are enjoyed by the holders of the Common Stock. The right to vote the shares lapses, however, on and upon the date of sale, exchange, assignment, pledge, gift, bequest or other form of transfer of ownership to a party other than the first recorded holder of the Class B Preferred Stock or one of the lineal descendants of each holder or, if held in trust, one of the lineal descendants of the income beneficiary of said trust, except that the voting rights will not lapse because of (i) a transfer of Class B Preferred Stock to a personal representative of a deceased shareholder, or (ii) a pledge of Class B Preferred Stock by the first-recorded holder thereof to secure performance of obligations to another party or the subsequent foreclosure of such pledge or any subsequent transfers thereafter. No shares of any capital stock of First Banks ranking prior to or on a parity with the Class B Preferred Stock may be issued by First Banks unless such issuance is approved by a vote of the holders of two-thirds of the issued and outstanding shares of the Class B Preferred Stock.

CLASS C PREFERRED STOCK

    DIVIDENDS. As and when declared by the Board of Directors of First Banks, the dividend rate on the Class C Preferred Stock is 9% per annum. On December 1, 1997, the annual dividend rate will increase by 0.75% to 9.75%, which will thereafter be the annual dividend rate. Dividends are cumulative. So long as any shares of Class C Preferred Stock remain outstanding, no dividend may be paid or declared and no other distribution made on the Class A Preferred Stock, the Class B Preferred Stock, the Common Stock or any other junior stock that may in the future be issued by First Banks (collectively, the ``Junior Stock'') other than a dividend payable in Junior Stock, and no shares of Junior Stock may be purchased, redeemed or otherwise acquired for consideration by First Banks, directly or indirectly (other than as a result of a reclassification of Junior Stock or the exchange or conversion of one Junior Stock for or into another Junior Stock, or other than through the use of the proceeds of a substantially contemporaneous sale of other Junior Stock) unless all dividends on shares of the cumulative preferred stock of all classes for all quarterly dividend periods ended prior to such action have been paid. Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors of First Banks may be declared and paid on any Junior Stock from time to time out of any funds legally available therefore, and the Class C Preferred

Stock will not be entitled to participate in any such dividends, whether payable in cash, stock or otherwise. No dividends may be paid or declared upon any shares of any class or series of capital stock of First Banks ranking on a parity with the Class C Preferred Stock for any period unless all dividends payable on the Class C Preferred Stock for all quarterly dividend periods ended prior to the date of such payment or declaration have been paid. When dividends are not paid in full, as aforesaid, upon the Class C Preferred Stock and any other preferred stock ranking on a parity as to dividends with the Class C Preferred Stock, all dividends declared upon the Class C Preferred Stock and any other preferred stock ranking on a parity as to dividends with the Class C Preferred Stock will be declared pro rata so that the amount of dividends declared per share on the Class C Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accumulated dividends per share on the Class C Preferred Stock and such other preferred stock bear to each other. No interest, or sum or money in lieu of interest, will be payable in respect of any dividend payment or payments on the shares of Class C Preferred Stock which may be in arrears. During any period in which a dividend payment or payments on the Class C Preferred Stock are in arrears, however, (i) no bonus or extraordinary salary may be paid to any officer of First Banks who is also the owner of more than 10% of the outstanding voting capital stock of First Banks, and (ii) no payments may otherwise be made to Mr. James F. Dierberg or his affiliates except for payments for products and services not in excess of the costs (excluding profits) incurred by Mr. Dierberg or his affiliates.

    REDEMPTION. The Class C Preferred Stock may not be redeemed prior to December 1, 1997. The Class C Preferred Stock may be redeemed in whole or in part, with not less than 40 nor more than 70 days notice, except as described below, on or after December 1, 1997, at the option of First Banks, at $25 per share plus all unpaid dividends calculated to the date of redemption. If any proposed redemption is for less than all of the outstanding shares, then the shares to be redeemed will be selected pro rata or by lot as determined by the Board of Directors of First Banks. The shares may not be redeemed without the prior approval of the Federal Reserve.

    LIQUIDATION. If First Banks is voluntarily or involuntarily liquidated, dissolved or its affairs wound up, the holders of the Class C Preferred Stock will have a preference of $25 per share plus all dividends accumulated and unpaid thereon to the date of payment, or such lesser amount remaining after the claims of all creditors have been satisfied, before any payments are made with respect to Junior Stock of First Banks or any other class of stock of First Banks ranking junior to the Class C Preferred Stock. In the event that upon any such voluntary or involuntary liquidation, the available assets of First Banks are insufficient to pay the full liquidation preference on the outstanding Class C Preferred Stock and the liquidation preferences on all shares of other classes or series of capital stock of First Banks ranking on a parity with the Class C Preferred Stock, the holders of all such shares will share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of the Class C Preferred Stock will not be entitled to any further participation in any distribution of assets by First Banks. The consolidation or merger of First Banks with any entity will not be considered to constitute a liquidation, dissolution or winding up of First Banks.

    VOTING RIGHTS. Holders of the Class C Preferred Stock do not have any voting rights except as described below and except as may be expressly required by law.

    If at any time First Banks falls in arrears in the payment of dividends on the Class C Preferred Stock in an aggregate amount at least equal to the full accumulated dividends for six quarterly dividend periods, the number of directors of First Banks will be increased by two and the holders of the Class C Preferred Stock (and all classes of preferred stock ranking on parity therewith), voting separately on a noncumulative basis as a single class, will have the right to elect such two additional directors of First Banks, such right will continue until all dividends in arrears have been paid or declared and set apart for payment. The Class A Preferred Stock and Class B Preferred Stock will not vote with the Class C Preferred Stock for such purpose.

    The affirmative vote of the holders of at least 66 2/3% of the outstanding Class C Preferred Stock is required to amend the Restated Articles to create or authorize any class of stock ranking prior to the Class C Preferred Stock or to issue any class of stock to Mr. James F. Dierberg or any entity affiliated with Mr. Dierberg which would rank on a parity with the Class C Preferred Stock in respect of dividends or distribution of assets on liquidation or otherwise alter or abolish the liquidation preferences or any other preferential right of the Class C Preferred Stock, reduce the redemption price or otherwise alter any redemption rights of the Class C Preferred Stock, alter or abolish any right of the holders of the Class C Preferred Stock to receive dividends, or exclude or limit the voting rights as to these matters.

    If dividends for any past quarterly dividend period are not paid on all outstanding Class C Preferred Stock, First Banks may not, without the consent of the holders of at least 66 2/3% shares of the then outstanding Class C Preferred Stock, purchase or redeem less than all then outstanding shares of Class C Preferred Stock; provided, however, that nothing will prevent the purchase or acquisition of the shares pursuant to a purchase or Class C Preferred Stock exchange offer made on the same terms to holders of all outstanding shares of Class C Preferred Stock.

    If at any time First Banks issues any class or series of preferred stock on a parity with the Class C Preferred Stock with respect to dividends and distributions on liquidation, holders of the Class C Preferred Stock will thereafter possess equivalent voting rights, if any, with such class or series. The voting rights for all classes or series of preferred stock, except the Class A Preferred Stock and the Class B Preferred Stock, will not, however, exceed 25% of the total voting rights of all outstanding capital stock of First Banks.

    TRANSFER AGENT. The transfer agent for the Class C Preferred Stock is Boatmen's Trust Company.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    The following is a summary of the material United States federal income tax considerations that may be relevant to the purchasers of Preferred Securities which has been passed upon by Lewis, Rice & Fingersh, L.C., counsel to First Banks and First Capital insofar as it relates to matters of law and legal conclusions. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended (the ``Code''), regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership, and disposition of Preferred Securities may differ from the treatment described below.

    No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Preferred Securities. Moreover, the discussion generally focuses on holders of Preferred Securities who are individual citizens or residents of the United States and who acquire Preferred Securities on their original issue at their offering price and hold Preferred Securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a ``straddle,'' as part of a ``synthetic security'' or ``hedge,'' as part of a ``conversion transaction'' or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. Accordingly, each prospective investor should consult, and should rely exclusively on, such investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Preferred Securities.

CLASSIFICATION OF THE SUBORDINATED DEBENTURES

    First Banks intends to take the position that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of First Banks under current law, and, by acceptance of a Preferred Security, each holder covenants to treat the Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership interest in the Subordinated Debentures. No assurance can be given, however, that such position of First Banks will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of First Banks.

CLASSIFICATION OF FIRST CAPITAL

    Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), First Capital will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities generally will be treated as owning an undivided beneficial interest in the Subordinated Debentures, and each holder will be required to include in its gross income any original issue discount (``OID'') accrued with respect to its allocable share of the Subordinated Debentures whether or not cash is actually distributed to such holder.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

    Because First Banks has the option, under the terms of the Subordinated Debentures, to defer (so long as no Debenture Event of Default has occurred and is continuing) payments of interest by extending interest payment periods for up to 20 consecutive quarters, all of the stated interest payments on the Subordinated Debentures will be treated as OID. Holders of debt instruments issued with OID must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. Generally, all of a holder's taxable interest income with respect to the Subordinated Debentures will be accounted for as OID. Actual payments and distributions of stated interest will not, however, be separately reported as taxable income. The amount of OID that accrues in any quarter will approximately equal the amount of the interest that accrues on the Subordinated Debentures in that quarter at the stated interest rate. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of the interest payment due at the end of the extended interest payment period on an economic accrual basis over the length of the extended interest payment period.

    Because income on the Preferred Securities will constitute interest income generally and OID specifically, corporate holders of Preferred Securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

    Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interests in the Subordinated Debentures with ``market discount'' or ``acquisition premium'' as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

RECEIPT OF SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF FIRST CAPITAL

    Under certain circumstances, as described under ``Description of the Preferred Securities--Redemption or Exchange'' and ``--Liquidation Distribution Upon Termination,'' the Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of First Capital. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder and would result in such holder having an aggregate tax basis in the Subordinated Debentures received in the liquidation equal to such holder's aggregate tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Subordinated Debentures so received in liquidation of First Capital would include the period for which such holder held the Preferred Securities.

    If, however, a Tax Event occurs which results in First Capital being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the Preferred Securities. Under certain circumstances described herein, the Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See ``Description of the Preferred Securities--Redemption or Exchange'' and ``--Liquidation Distribution Upon Termination.''

DISPOSITION OF PREFERRED SECURITIES

    A holder that sells Preferred Securities will recognize gain or loss equal to the difference between the amount realized on the sale of the Preferred Securities and the holder's adjusted tax basis in such Preferred Securities. A holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by OID previously includible in such holder's gross income to the date of disposition and decreased by payments received on the Preferred Securities to the date of disposition. Such gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year at the time of sale.

    The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder that disposes of its Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which basis will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

EFFECT OF PROPOSED CHANGES IN TAX LAWS

    On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the ``Proposed Legislation'') if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the ``Joint Statement'') indicating their intent that certain legislative proposals initiated by the Clinton administration, including the Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress would have an effective date that is no earlier than the date of ``appropriate Congressional action.'' In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement (the ``Democrat Letters''). Based upon the Joint Statement and the Democrat Letters, it is expected that if the Proposed Legislation were to be enacted, such legislation would not apply to the Subordinated Debentures. There can be no assurances, however, that the effective date guidance contained in the Joint Statement and the Democrat Letters will be incorporated into the Proposed Legislation, if enacted, or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of First Banks to deduct the interest payable on the Subordinated Debentures. There can, therefore, be no assurance that a Tax Event will not occur. A Tax Event would permit First Banks, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after, March 31, 2002. See ``Description of the Subordinated Debentures--Redemption or Exchange'' and ``Description of the Preferred Securities--Redemption or Exchange--Tax Event Redemption or Investment Company Event Redemptions.''

BACKUP WITHHOLDING AND INFORMATION REPORTING

    The amount of OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a ``backup'' withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is provided to the Internal Revenue Service.

    THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                             ERISA CONSIDERATIONS

    Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (``ERISA''), or Section 4975 of the Code (``Plans''), generally may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

    In any case, First Banks and/or any of its affiliates may be considered a ``party in interest'' (within the meaning of ERISA) or a ``disqualified person'' (within the meaning of Section 4975 of the Code) with respect to certain plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons with respect to which First Banks or an affiliate is a fiduciary or Plans for which First Banks or an affiliate provides services). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which First Banks or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

    As a result, Plans with respect to which First Banks or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Preferred Securities should consult with their own counsel.

                                 UNDERWRITING

    The Underwriters named below, represented by Stifel, Nicolaus & Company, Incorporated (the ``Representative''), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, to purchase from First Capital the number of Preferred Securities set forth opposite their respective names below. The several Underwriters have agreed in the Underwriting Agreement, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any of the Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                                                            NUMBER OF
                                            UNDERWRITER                                                PREFERRED SECURITIES
                                            -----------                                                --------------------
Stifel, Nicolaus & Company, Incorporated............................................................





                                                                                                             ---------
Total...............................................................................................         2,400,000
                                                                                                             =========

    The Representative has advised First Capital that it proposes initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $        per Preferred Security. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $        per Preferred Security to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Subordinated Debentures of First Banks, the Underwriting Agreement provides that First Banks will pay as compensation to the Underwriters arranging the investment therein of such proceeds, an
amount in immediately available funds of $        per Preferred Security (or
$        in the aggregate) for the accounts of the several Underwriters.

    First Capital has granted the Underwriters an option to purchase up to an additional 360,000 Preferred Securities at the initial public offering price. Such option, which expires 30 days from the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Preferred Securities that the number of Preferred Securities to be purchased initially by the Underwriter is of the 2,400,000 Preferred Securities initially purchased by the Underwriters.

    To the extent that the Underwriters exercise their option to purchase additional Preferred Securities, First Capital will issue and sell to First Banks additional Common Securities and First Banks will issue and sell to First Capital Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option.

    During a period of 30 days from the date of this Prospectus, neither First Capital nor First Banks will, subject to certain exceptions, without the prior written consent of the Representative, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Subordinated Debentures or any debt securities substantially similar to the Subordinated Debentures or equity securities substantially similar to the Preferred Securities (except for Subordinated Debentures and the Preferred Securities offered hereby).

    Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market. The Representative has advised First Capital that it presently intends to make a market in the Preferred Securities after the commencement of trading on The Nasdaq Stock Market's National Market, but no assurances can be made as to the liquidity of such Preferred Securities. The Representative will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.

    First Capital and First Banks have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

    Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, First Banks and its subsidiaries in the ordinary course of business.

                            VALIDITY OF SECURITIES

    Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of First Capital will be passed upon by Richards, Layton & Finger, special Delaware counsel to First Banks and First Capital. Certain legal matters for First Banks and First Capital, including the validity of the Guarantee and the Subordinated Debentures will be passed upon for First Banks and First Capital by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri, counsel to First Banks and First Capital. Certain legal matters will be passed upon for the Underwriters by Bryan Cave LLP, St. Louis, Missouri. Lewis, Rice & Fingersh, L.C. and Bryan Cave LLP, will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for First Banks by Lewis, Rice & Fingersh, L.C.

                                    EXPERTS

    The consolidated financial statements of First Banks and FCB are included in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, for the periods indicated in their reports thereon which appear elsewhere herein and upon authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of FCB are included in this Prospectus in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, for the periods indicated in their reports thereon which appear elsewhere herein and upon authority of said firm as experts in accounting and auditing.

    On November 17, 1995, FCB's independent auditors, Arthur Andersen LLP, were dismissed. The independent auditors' report issued by Arthur Andersen LLP on FCB's consolidated financial statements as of and for the year ended December 31, 1994, as included herein, was modified as to uncertainty and contained an explanatory paragraph that described FCB's uncertain ability to continue as a going concern and the various regulatory agreements entered into by FCB and First Commercial with the FDIC, the California State Banking Department and the Federal Reserve Bank of San Francisco. There were no disagreements during 1994, or any preceding year, between FCB and Arthur Andersen LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

    On December 26, 1995, FCB engaged KPMG Peat Marwick LLP to serve as the new independent auditors and to report on FCB's consolidated financial statements as of and for the year ended December 31, 1995. This decision to change accountants was recommended by FCB's Board of Directors and approved by FCB's Audit Committee in conjunction with the acquisition of a majority ownership percentage of FCB by First Banks.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, previously filed by First Banks with the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act, are incorporated herein by reference:

        (a) First Banks' Annual Report on Form 10-K for the year ended December 31, 1995; and

        (b) First Banks' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

    All reports and any definitive proxy or information statements filed by First Banks with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Preferred Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    FIRST BANKS WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE OFFICE OF THE SECRETARY, FIRST BANKS, INC., 11901 OLIVE BLVD., ST. LOUIS, MISSOURI 63141. TELEPHONE REQUESTS MAY BE DIRECTED TO (314) 995-8700.

                             AVAILABLE INFORMATION

    This Prospectus constitutes a part of a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the ``Registration Statement'') filed by First Banks and First Capital with the Commission under the Securities Act, with respect to the Preferred Securities and the Subordinated Debentures. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, although it does include a summary of the material terms of the Indenture and the Trust Agreement. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the First Banks, First Capital, the Preferred Securities and the Subordinated Debentures. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

    First Banks is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copies at the following public reference facilities maintained by the Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. The Commission maintains in Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning First Banks may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    No separate financial statements of First Capital have been included herein. First Banks does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of First Capital will be owned by First Banks, a reporting company under the Exchange Act, (ii) First Capital has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of First Capital and investing the proceeds thereof in Subordinated Debentures issued by First Banks, and (iii) the obligations of First Banks described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of First Capital under the Indenture and pursuant to the Trust Agreement, the guarantee issued by First Banks with respect to the Preferred Securities, the Subordinated Debentures purchased by First Capital and the related Indenture, taken together, constitute, in the belief of First Banks and First Capital, a full and unconditional guarantee of payments due on the Preferred Securities. See ``Description of the Subordinated Debentures'' and ``Description of the Guarantee.''

    First Capital is not currently subject to the information reporting requirements of the Exchange Act. First Capital will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive an exemption therefrom.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST BANKS, INC. AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report........................................................................      F-2

Consolidated Balance Sheets as of September 30, 1996 (unaudited) and December 31, 1995 and 1994.....      F-3

Consolidated Statements of Income for the nine months ended September 30, 1996 and 1995 (unaudited)
  and for each of the years ended December 31, 1995, 1994 and 1993..................................      F-5

Consolidated Statements of Changes in Stockholders' Equity for the nine months ended September 30,
  1996 (unaudited) and for each of the years ended December 31, 1995, 1994 and 1993.................      F-6

Consolidated Statements of Cash Flows for the nine months ended September 30, 1996 and 1995
  (unaudited) and for each of the years ended December 31, 1995, 1994 and 1993......................      F-7

Notes to Consolidated Financial Statements..........................................................      F-8

FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Reports.......................................................................     F-38

Consolidated Balance Sheets as of December 31, 1995 and 1994........................................     F-40

Consolidated Statements of Operations for each of the years ended December 31, 1995, 1994 and
  1993..............................................................................................     F-42

Consolidated Statements of Changes in Stockholders' Equity for each of the years ended December 31,
  1995, 1994 and 1993...............................................................................     F-43

Consolidated Statements of Cash Flows for each of the years ended December 31, 1995, 1994 and
  1993..............................................................................................     F-44

Notes to Consolidated Financial Statements..........................................................     F-45

Interim Consolidated Balance Sheets as of September 30, 1996 (unaudited) and December 31, 1995......     F-65

Interim Consolidated Statements of Operations for the nine months ended September 30, 1996 and 1995
  (unaudited).......................................................................................     F-67

                      FIRST BANKS, INC. AND SUBSIDIARIES

                         INDEPENDENT AUDITORS' REPORT

       KPMG PEAT MARWICK LLP

       The Board of Directors and Stockholders
       First Banks, Inc.:

           We have audited the accompanying consolidated balance sheets of First Banks, Inc. and subsidiaries (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of First Banks, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                              /s/ KPMG PEAT MARWICK LLP

       St. Louis, Missouri
       March 8, 1996

                                           FIRST BANKS, INC. AND SUBSIDIARIES

                                              CONSOLIDATED BALANCE SHEETS
                                (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                     DECEMBER 31,
                                                                              SEPTEMBER 30,       ------------------
                                                                                  1996            1995          1994
                                                                              -------------       ----          ----
                                  ASSETS                                       (UNAUDITED)
Cash and cash equivalents:
    Cash and due from banks................................................     $  121,788        128,553        91,028
    Interest-bearing deposits with other financial institutions--
      with maturities of three months or less..............................          9,436         16,860        31,568
    Federal funds sold.....................................................         51,200         53,800         8,700
                                                                                ----------      ---------     ---------
            Total cash and cash equivalents................................        182,424        199,213       131,296
                                                                                ----------      ---------     ---------
Investment securities:
    Available for sale, at fair value......................................        473,275        471,791       355,958
    Held to maturity, at amortized cost (estimated fair value of $25,839,
      $37,021 and $217,658 at September 30, 1996, December 31, 1995 and
      December 31, 1994, respectively).....................................         25,510         36,532       231,920
                                                                                ----------      ---------     ---------
            Total investment securities....................................        498,785        508,323       587,878
                                                                                ----------      ---------     ---------
Loans:
    Commercial, financial and agricultural.................................        443,750        364,018       208,649
    Real estate construction and development...............................        259,607        209,802       122,912
    Real estate mortgage:
        Residential........................................................      1,082,705      1,191,236       967,129
        Commercial.........................................................        579,902        523,816       332,075
    Consumer and installment...............................................        351,853        419,894       423,345
    Loans held for sale....................................................         23,687         45,035        20,344
                                                                                ----------      ---------     ---------
            Total loans....................................................      2,741,504      2,753,801     2,074,454
    Unearned discount......................................................         (8,478)        (9,582)         (884)
    Allowance for possible loan losses.....................................        (45,365)       (52,665)      (28,410)
                                                                                ----------      ---------     ---------
            Net loans......................................................      2,687,661      2,691,554     2,045,160
                                                                                ----------      ---------     ---------
Bank premises and equipment, net of accumulated depreciation and
  amortization.............................................................         48,521         50,278        43,661
Intangibles associated with the purchase of subsidiaries...................         20,882         23,841        13,257
Purchased mortgage servicing rights, net of amortization...................         10,678         12,122         5,755
Accrued interest receivable................................................         22,851         22,027        16,741
Receivable from sales of investment securities.............................             --         41,265            --
Other real estate..........................................................         10,298          7,753         6,740
Deferred income taxes......................................................         41,898         41,576        21,132
Other assets...............................................................         22,156         25,010         7,950
                                                                                ----------      ---------     ---------
            Total assets...................................................     $3,546,154      3,622,962     2,879,570
                                                                                ==========      =========     =========

         See accompanying notes to consolidated financial statements.

                      FIRST BANKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                     DECEMBER 31,
                                                                              SEPTEMBER 30,       ------------------
                                                                                  1996            1995          1994
                                                                              -------------       ----          ----
                                                                               (UNAUDITED)
                                LIABILITIES
Deposits:
    Demand:
        Non-interest-bearing...............................................     $  393,401        389,658       290,039
        Interest-bearing...................................................        289,535        307,584       268,212
    Savings................................................................        664,142        690,902       538,027
    Time:
        Time deposits of $100 or more......................................        149,695        201,025       113,381
        Other time deposits................................................      1,557,968      1,594,522     1,123,485
                                                                                ----------      ---------     ---------
            Total deposits.................................................      3,054,741      3,183,691     2,333,144
Federal Home Loan Bank advances............................................         71,576         49,883       146,359
Federal funds purchased....................................................         15,000          3,000        22,000
Securities sold under agreements to repurchase.............................         41,745         17,180        72,794
Other borrowings...........................................................             --          1,478         2,331
Notes payable..............................................................         66,840         88,135        46,203
Accrued interest payable...................................................          9,641         10,726         7,606
Deferred income taxes......................................................          9,991          6,517         6,037
Accrued and other liabilities..............................................         19,172         15,310        11,726
Minority interest in subsidiaries..........................................         13,856         12,437        14,058
                                                                                ----------      ---------     ---------
            Total liabilities..............................................      3,302,562      3,388,357     2,662,258
                                                                                ----------      ---------     ---------

                           STOCKHOLDERS' EQUITY
Preferred stock:
    Class C 9.00% increasing rate, redeemable, cumulative, $1.00 par value,
      $25.00 stated value; 5,000,000 shares authorized, 2,191,000 shares issued and outstanding at September 30, 1996 and 2,200,000 issued and
      outstanding at December 31, 1995 and 1994............................         54,775         55,000        55,000
    Class A, convertible, adjustable rate, $20.00 par value; 750,000 shares
      authorized; 641,082 shares issued and outstanding....................         12,822         12,822        12,822
    Class B, adjustable rate, $1.50 par value; 200,000 shares authorized,
      160,505 shares issued and outstanding................................            241            241           241
Common stock, $250.00 par value; 25,000 shares authorized; 23,661 shares
  issued and outstanding...................................................          5,915          5,915         5,915
Capital surplus............................................................          4,237          4,307         4,479
Retained earnings..........................................................        163,894        156,692       137,957
Net fair value adjustment for securities available for sale................          1,708           (372)          898
                                                                                ----------      ---------     ---------
            Total stockholders' equity.....................................        243,592        234,605       217,312
                                                                                ----------      ---------     ---------
            Total liabilities and stockholders' equity.....................     $3,546,154      3,622,962     2,879,570
                                                                                ==========      =========     =========

         See accompanying notes to consolidated financial statements.

                      FIRST BANKS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                                         -----------------      --------------------------
                                                                          1996       1995       1995       1994       1993
                                                                          ----       ----       ----       ----       ----
Interest income:                                                            (UNAUDITED)
    Interest and fees on loans........................................  $175,260    161,912    221,934    129,583    110,813
    Investment securities:
        Taxable.......................................................    16,999     26,504     34,379     29,385     26,635
        Nontaxable....................................................       967      1,058      1,390      1,468      1,121
    Federal funds sold and other......................................     3,782      2,577      3,918      1,999      1,443
                                                                        --------    -------    -------    -------    -------
            Total interest income.....................................   197,008    192,051    261,621    162,435    140,012
                                                                        --------    -------    -------    -------    -------
Interest expense:
    Deposits:
        Interest-bearing demand.......................................     3,530      4,238      5,760      4,421      4,008
        Savings.......................................................    16,953     16,675     22,737     15,198     11,947
        Time deposits of $100 or more.................................     6,960      6,381      9,315      3,300      2,496
        Other time deposits...........................................    66,060     55,718     78,250     41,170     38,635
    Federal Home Loan Bank advances...................................     1,954     10,699     12,548      3,443        527
    Federal funds purchased and securities sold under agreements to
     repurchase.......................................................       762      2,190      3,352      1,565        253
    Interest rate exchange agreements, net............................     6,035      5,168      6,911        490         --
    Notes payable and other borrowings................................     4,326      5,281      6,072      1,083        192
                                                                        --------    -------    -------    -------    -------
            Total interest expense....................................   106,580    106,350    144,945     70,670     58,058
                                                                        --------    -------    -------    -------    -------
            Net interest income.......................................    90,428     85,701    116,676     91,765     81,954
Provision for possible loan losses....................................     8,774      8,449     10,361      1,858      4,456
                                                                        --------    -------    -------    -------    -------
            Net interest income after provision for possible loan
               losses.................................................    81,654     77,252    106,315     89,907     77,498
                                                                        --------    -------    -------    -------    -------
Noninterest income:
    Service charges on deposit accounts and customer service fees.....     9,411      7,634     10,661      8,300      6,821
    Credit card fees..................................................     1,897      1,615      2,179      1,746      1,231
    Loan servicing fees, net..........................................     2,027      2,286      2,932      1,645      1,163
    Gain (loss) on mortgage loans sold and held for sale..............        (7)      (622)      (608)       126     (1,693)
    Net gain (loss) on sales of securities............................      (421)     2,765       (866)      (290)       155
    Gain on sale of mortgage loan servicing rights....................        --      3,843      3,843         --         --
    Loss on cancellation of interest rate exchange agreements.........        --     (3,342)    (3,342)        --         --
    Other income......................................................     2,891      3,463      4,608      2,107      2,276
                                                                        --------    -------    -------    -------    -------
            Total noninterest income..................................    15,798     17,642     19,407     13,634      9,953
                                                                        --------    -------    -------    -------    -------
Noninterest expense:
    Salaries and employee benefits....................................    30,085     27,938     37,941     28,337     22,087
    Occupancy, net of rental income...................................     7,245      6,244      8,709      5,260      4,450
    Furniture and equipment...........................................     5,404      4,982      6,852      5,209      4,783
    Federal Deposit Insurance Corporation premiums....................    11,355      3,810      4,911      4,484      4,289
    Postage, printing and supplies....................................     3,660      3,360      4,678      3,304      3,000
    Data processing fees..............................................     3,479      3,560      4,838      3,733      2,929
    Legal, examination and professional fees..........................     3,620      3,975      5,412      3,562      2,369
    Credit card expenses..............................................     2,149      1,762      2,490      2,455      1,843
    Communications....................................................     1,992      1,744      2,476      1,816      1,235
    Advertising.......................................................     1,253      1,473      2,182      1,767      1,313
    Losses and expenses on foreclosed real estate, net of gains.......       951        539      1,302        792         28
    Other expenses....................................................    10,044      7,314      9,775      7,015      5,105
                                                                        --------    -------    -------    -------    -------
            Total noninterest expense.................................    81,237     66,701     91,566     67,734     53,431
                                                                        --------    -------    -------    -------    -------
            Income before provision for income taxes, minority
               interest in (income) loss of subsidiaries and
               cumulative effect of change in accounting principle....    16,215     28,193     34,156     35,807     34,020
Provision for income taxes............................................     4,304      9,414     11,038     12,012     11,592
                                                                        --------    -------    -------    -------    -------
            Income before minority interest in (income) loss of
               subsidiaries and cumulative effect of change in
               accounting principle...................................    11,911     18,779     23,118     23,795     22,428
Minority interest in (income) loss of subsidiaries....................      (472)       816      1,353        237         --
                                                                        --------    -------    -------    -------    -------
            Income before cumulative effect of change in accounting
               principle..............................................    11,439     19,595     24,471     24,032     22,428
Cumulative effect of change in accounting principle...................        --         --         --         --        766
                                                                        --------    -------    -------    -------    -------
            Net income................................................    11,439     19,595     24,471     24,032     23,194
Preferred stock dividends.............................................     4,237      4,237      5,736      5,735      5,766
                                                                        --------    -------    -------    -------    -------
            Net income available to common stockholders...............  $  7,202     15,358     18,735     18,297     17,428
                                                                        ========    =======    =======    =======    =======
Earnings per common share (primary):
    Income before cumulative effect of change in accounting
     principle........................................................  $ 304.39     649.08     791.82     773.31     709.10
    Cumulative effect of change in accounting principle...............        --         --         --         --      32.59
                                                                        --------    -------    -------    -------    -------
            Primary earnings per share................................  $ 304.39     649.08     791.82     773.31     741.69
                                                                        ========    =======    =======    =======    =======
Earnings per common share (fully diluted):
    Income before cumulative effect of change in accounting
     principle........................................................  $ 302.68     617.39     758.66     734.80     661.42
    Cumulative effect of change in accounting principle...............        --         --         --         --      29.01
                                                                        --------    -------    -------    -------    -------
            Fully diluted earnings per share..........................  $ 302.68     617.39     758.66     734.80     690.43
                                                                        ========    =======    =======    =======    =======
Weighted average shares of common stock outstanding...................    23,661     23,661     23,661     23,661     23,498
                                                                        ========    =======    =======    =======    =======

         See accompanying notes to consolidated financial statements.

                      FIRST BANKS, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                      THREE YEARS ENDED DECEMBER 31, 1995
             AND NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                           CLASS C      ADJUSTABLE RATE                                     NET FAIR
                                          PREFERRED     PREFERRED STOCK                                   VALUE ADJUST-
                                            STOCK,     ------------------                                   MENT FOR       TOTAL
                                          INCREASING   CLASS A,                                            SECURITIES      STOCK-
                                            RATE,      CONVER-              COMMON   CAPITAL   RETAINED     AVAILABLE     HOLDERS'
                                          REDEEMABLE    TIBLE     CLASS B   STOCK    SURPLUS   EARNINGS     FOR SALE       EQUITY
                                          ----------   --------   -------   ------   -------   --------   -------------   --------
Consolidated balances, January 1,
  1993..................................  $  55,000     14,822       241    5,786     2,733    102,232            --       180,814
Year ended December 31, 1993:
    Consolidated net income.............         --         --        --       --        --     23,194            --        23,194
    Conversion of 100,000 shares of
      Class A preferred stock into
      516.83 shares of common stock.....         --     (2,000)       --      129     1,871         --            --            --
    Class C preferred stock dividends,
      $2.25 per share...................         --         --        --       --        --     (4,950)           --        (4,950)
    Class A preferred stock dividends,
      $1.20 per share...................         --         --        --       --        --       (799)           --          (799)
    Class B preferred stock dividends,
      $.11 per share....................         --         --        --       --        --        (17)           --           (17)
    Net fair value adjustment for
      securities available for sale.....         --         --        --       --        --         --         3,602         3,602
                                          ---------     ------    ------    -----     -----    -------         -----       -------
Consolidated balances, December 31,
  1993..................................     55,000     12,822       241    5,915     4,604    119,660         3,602       201,844
Year ended December 31, 1994:
    Consolidated net income.............         --         --        --       --        --     24,032            --        24,032
    Class C preferred stock dividends,
      $2.25 per share...................         --         --        --       --        --     (4,950)           --        (4,950)
    Class A preferred stock dividends,
      $1.20 per share...................         --         --        --       --        --       (768)           --          (768)
    Class B preferred stock dividends,
      $.11 per share....................         --         --        --       --        --        (17)           --           (17)
    Effect of capital stock transactions
      of majority owned subsidiary......         --         --        --       --      (125)        --            --          (125)
    Net fair value adjustment for
      securities available for sale.....         --         --        --       --        --         --        (2,704)       (2,704)
                                          ---------     ------    ------    -----     -----    -------         -----       -------
Consolidated balances, December 31,
  1994..................................     55,000     12,822       241    5,915     4,479    137,957           898       217,312
Year ended December 31, 1995:
    Consolidated net income.............         --         --        --       --        --     24,471            --        24,471
    Class C preferred stock dividends,
      $2.25 per share...................         --         --        --       --        --     (4,950)           --        (4,950)
    Class A preferred stock dividends,
      $1.20 per share...................         --         --        --       --        --       (769)           --          (769)
    Class B preferred stock dividends,
      $.11 per share....................         --         --        --       --        --        (17)           --           (17)
    Effect of capital stock transactions
      of majority owned subsidiary......         --         --        --       --      (172)        --            --          (172)
    Net fair value adjustment for
      securities available for sale.....         --         --        --       --        --         --        (1,270)       (1,270)
                                          ---------     ------    ------    -----     -----    -------         -----       -------
Consolidated balances, December 31,
  1995..................................     55,000     12,822       241    5,915     4,307    156,692          (372)      234,605
Nine months ended September 30, 1996
  (Unaudited):
    Consolidated net income.............         --         --        --       --        --     11,439            --        11,439
    Class C preferred stock dividends,
      $1.69 per share...................         --         --        --       --        --     (3,713)           --        (3,713)
    Class A preferred stock dividends,
      $.90 per share....................         --         --        --       --        --       (513)           --          (513)
    Class B preferred stock dividends,
      $.08 per share....................         --         --        --       --        --        (11)           --           (11)
    Purchase and retirement of Class C
      preferred shares..................       (225)        --        --       --        (5)        --            --          (230)
    Effect of capital stock transactions
      of majority owned subsidiary......         --         --        --       --       (65)        --            --           (65)
    Net fair value adjustment for
      securities available for sale.....         --         --        --       --        --         --         2,080         2,080
                                          ---------     ------    ------    -----     -----    -------         -----       -------
Consolidated balances, September 30,
  1996..................................  $  54,775     12,822       241    5,915     4,237    163,894         1,708       243,592
                                          =========     ======    ======    =====     =====    =======         =====       =======

         See accompanying notes to consolidated financial statements.

                      FIRST BANKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (DOLLARS EXPRESSED IN THOUSANDS)
                                                                     NINE MONTHS ENDED
                                                                       SEPTEMBER 30,               YEARS ENDED DECEMBER 31,
                                                                     ------------------         ------------------------------
                                                                     1996          1995         1995         1994         1993
                                                                     ----          ----         ----         ----         ----
                                                                        (UNAUDITED)
Cash flows from operating activities:
    Income before cumulative effect of change in accounting
      principle..................................................  $  11,439       19,595       24,471       24,032       22,428
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization of bank premises and
          equipment..............................................      4,314        3,997        5,534        4,164        3,936
        Amortization, net of accretion...........................      3,360        3,107        4,520        5,364        7,180
        Originations and purchases of loans held for sale........   (104,923)     (33,434)     (67,005)     (80,630)    (273,395)
        Proceeds from the sale of loans held for sale............     91,336      173,873      207,077      167,942      267,828
        Provision for possible loan losses.......................      8,774        8,449       10,361        1,858        4,456
        Provision for income taxes currently payable.............      4,304        9,414       11,039       12,012       11,568
        Payments of income taxes.................................     (5,018)        (385)      (1,105)     (12,125)      (9,957)
        (Increase) decrease in accrued interest receivable.......       (824)         568        1,320         (469)       1,517
        Interest accrued on liabilities..........................    106,579      106,450      144,946       70,670       58,058
        Payments of interest on liabilities......................   (107,665)    (106,350)    (145,066)     (69,370)     (60,100)
        Other operating activities, net..........................      7,028       (2,545)      (5,190)        (883)         838
        Minority interest in income (loss) of subsidiary.........        453         (815)      (1,353)        (237)          --
                                                                   ---------     --------     --------     --------     --------
            Net cash provided by operating activities............     19,157      181,924      189,549      122,328       34,357
                                                                   ---------     --------     --------     --------     --------
Cash flows from investing activities:
    Cash paid for acquired entities, net of cash and cash
      equivalents received.......................................         --       51,275       54,458      (24,171)       4,466
    Sales of investment securities of acquired entity............         --       86,723       88,334      133,990           --
    Sales of investment securities available for sale............     83,616      170,270      279,537      145,757       16,128
    Maturities of investment securities available for sale.......    299,362      119,927      147,395      262,953      450,395
    Maturities of investment securities held to maturity.........      9,049       22,423       36,469       94,359           --
    Purchases of investment securities available for sale........   (337,979)    (175,107)    (282,599)    (235,093)    (468,279)
    Purchases of investment securities held to maturity..........       (596)      (2,250)      (2,397)     (81,096)          --
    Net (increase) decrease in loans.............................     (4,566)    (103,938)     (71,211)    (458,172)      32,315
    Recoveries of loans previously charged-off...................      5,229        3,247        4,859        5,169        5,152
    Purchases of bank premises and equipment.....................     (2,550)      (4,056)      (5,337)      (4,190)      (2,775)
    Interest rate futures contracts, net.........................         --           --      (22,167)       7,469           --
    Other investing activities...................................     10,420      (32,042)       3,946       (3,285)       6,360
                                                                   ---------     --------     --------     --------     --------
            Net cash provided by (used in) investing
               activities........................................     61,985      136,472      231,287     (156,310)      43,762
                                                                   ---------     --------     --------     --------     --------
Cash flows from financing activities:
    Other increases (decreases) in deposits:
        Demand and savings deposits..............................    (41,067)     (82,306)    (123,260)     (77,075)      17,405
        Time deposits............................................    (87,883)      51,862       55,885       38,151      (53,653)
    Increase (decrease) in federal funds purchased...............     12,000      (70,300)     (67,300)      18,000           --
    Increase (decrease) in Federal Home Loan Bank advances.......     21,693      (84,157)    (170,644)      11,464      (15,900)
    Increase (decrease) in securities sold under agreements to
      repurchase.................................................     24,565      (55,496)     (55,615)      40,762      (10,509)
    Increase (decrease) in notes payable.........................    (22,772)      17,639       13,751       47,493      (30,038)
    Purchase and retirement of Class C preferred shares..........       (230)          --           --           --           --
    Payment of preferred stock dividends.........................     (4,237)      (4,237)      (5,736)      (5,735)      (5,766)
                                                                   ---------     --------     --------     --------     --------
            Net cash provided by (used in) financing
               activities........................................    (97,931)    (226,995)    (352,919)      73,060      (98,461)
                                                                   ---------     --------     --------     --------     --------
            Net increase (decrease) in cash and cash
               equivalents.......................................    (16,789)      91,401       67,917       39,078      (20,342)
Cash and cash equivalents, beginning of period...................    199,213      131,296      131,296       92,218      112,560
                                                                   ---------     --------     --------     --------     --------
Cash and cash equivalents, end of period.........................  $ 182,424      222,697      199,213      131,296       92,218
                                                                   =========     ========     ========     ========     ========
Noncash investing and financing activities:
    Loans transferred to foreclosed real estate..................  $   7,332        1,893        5,395        5,030        1,496
    Loans to facilitate sale of foreclosed real estate...........        168          213          587        1,724        1,270
    Investment securities transferred to available for sale......         --           --      174,113           --      283,624
    Receivable from sale of investment securities................         --           --       41,265           --           --
    Loans transferred to held for sale...........................         --      146,991      146,991           --           --
                                                                   =========     ========     ========     ========     ========

         See accompanying notes to consolidated financial statements.

                      FIRST BANKS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying consolidated financial statements of First Banks, Inc. and subsidiaries (First Banks) have been prepared in accordance with generally accepted accounting principles and conform to practices prevalent among financial institutions. The following is a summary of the more significant policies followed by First Banks:

BUSINESS

    First Banks provides a full range of banking services to individual and corporate customers through its subsidiaries located in Missouri, Illinois, California and Texas. First Banks and its banking and thrift subsidiaries are subject to the regulations of certain federal and state agencies and undergo periodic examinations by these regulatory agencies.

BASIS OF PRESENTATION

    In preparing the consolidated financial statements, management of First Banks is required to make estimates and assumptions which significantly affect the reported amounts of assets, liabilities, income and expenses. The most significant estimate, which is particularly susceptible to change in the near-term, relates to the determination of the allowance for possible loan losses. While management uses relevant information to recognize potential losses on loans, changes in economic conditions and customer conditions could cause actual experience to differ from that anticipated.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of First Banks, Inc. and all of its subsidiaries, net of minority interest, as more fully described below. All significant intercompany accounts and transactions have been eliminated in consolidation.

    First Banks operates primarily through two wholly owned bank subsidiaries, two wholly owned thrift subsidiaries, one wholly owned bank holding company subsidiary and two majority owned bank holding company subsidiaries. First Banks' subsidiary financial institutions (Subsidiary Banks) are:

    First Bank, headquartered in St. Louis County, Missouri (First Bank
      (Missouri));
    First Bank, headquartered in O'Fallon, Illinois (First Bank (Illinois)); First Bank FSB, headquartered in St. Louis County, Missouri (First Bank
      FSB);
    First Banks America, Inc., headquartered in Houston, Texas (FBA);
    CCB Bancorp, Inc., headquartered in Santa Ana, California (CCB);
    First Commercial Bancorp, Inc., headquartered in Sacramento, California
      (FCB); and
    St. Charles Federal Savings and Loan Association, headquartered in St.
      Charles, Missouri (St. Charles Federal).

    CCB Bancorp, Inc., a wholly owned bank holding company subsidiary, operates through First Bank & Trust, headquartered in Irvine, California (FB&T), La Cumbre Savings Bank F.S.B., headquartered in Santa Barbara, California (La Cumbre), and Queen City Bank, N.A., headquartered in Long Beach, California (Queen City). FBA, a majority-owned bank holding company subsidiary, operates through BankTEXAS N.A., headquartered in Houston, Texas (BTX). First Banks owned 65.41% and 64.60% of FBA at December 31, 1995 and 1994, respectively. FCB, a majority-owned bank holding company subsidiary, operates through First Commercial Bank, headquartered in Sacramento, California (First Commercial). First Bank acquired its interest in FCB in a series of transactions beginning in August 1995. First Banks owned 93.29% of FCB at December 31, 1995. In addition to the Subsidiary Banks, First Banks owns FirstServ, Inc. Through a facilities management agreement with First Services, L.P., FirstServ, Inc. provides data processing services and operational support for First Banks.

                      FIRST BANKS, INC. AND SUBSIDIARIES

CASH AND CASH EQUIVALENTS

    First Banks' subsidiaries maintain deposit balances with various banks which are necessary for check collection and account activity charges. Cash in excess of immediate requirements is invested on a daily basis in federal funds or interest-bearing deposits with other financial institutions. Cash, due from banks, federal funds sold, and interest-bearing deposits with original maturities of three months or less are considered to be cash and cash equivalents for purposes of the consolidated statements of cash flows.

    First Banks' subsidiaries are required to maintain certain daily reserve balances on hand in accordance with regulatory requirements. The reserve balances maintained in accordance with such requirements at December 31, 1995 and 1994 were $38.2 million and $31.5 million, respectively.

INVESTMENT SECURITIES

    The classification of investment securities as available for sale or held to maturity is determined at the date of purchase. First Banks does not engage in the trading of investment securities. Investment securities designated as available for sale, which include any security which First Banks has no immediate plan to sell but which may be sold in the future under different circumstances, are stated at fair value. Unrealized gains and losses with respect to available for sale securities are recorded, net of related income tax effects, in a separate component of stockholders' equity. When securities designated as available for sale are sold, the resulting realized gains and losses are included in noninterest income upon commitment to sell, based on the amortized cost of each individual security sold. All previous fair value adjustments included in the separate component of stockholders' equity are reversed upon sale.

    Investment securities designated as held to maturity, which include any security for which First Banks has the positive intent and ability to hold to maturity, are stated at cost, net of amortization of premiums and accretion of discounts computed on the level yield method taking into consideration the level of current and anticipated prepayments.

    As more fully described in Note 3 to the accompanying consolidated financial statements, in 1995 First Banks reclassified $174.1 million of held-to-maturity investment securities to available-for-sale investment securities.

LOANS HELD FOR PORTFOLIO

    Loans held for portfolio are carried at cost, adjusted for amortization of premiums and accretion of discounts using a method which approximates the level yield method. Interest and fees on loans are recognized as income using the interest method. Loans held for portfolio are stated at cost as First Banks has the ability and it is management's intention to hold them to maturity.

    The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. Generally, payments received on nonaccrual loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant resumption of interest accruals.

    First Banks adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114) and SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures (SFAS 118), which amends SFAS 114, on January 1, 1995. SFAS 114 defines the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms have been modified in troubled-debt restructurings. SFAS 118 amends SFAS 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan. First Banks has elected to continue to use its existing methods for recognizing interest on impaired loans. First Banks continues to apply all payments received to the outstanding balance of the impaired loan until the collection of the outstanding balance is no longer in doubt. When this occurs, interest payments are recorded as interest income, until an improvement in the condition of the loan has occurred which would warrant resumption of interest accruals.

                      FIRST BANKS, INC. AND SUBSIDIARIES

    In accordance with SFAS 114, in-substance foreclosures have been reclassified to loans. This reclassification did not significantly affect First Banks' financial condition or results of operations. The initial application of SFAS 114 and SFAS 118 did not have a material effect on First Banks' financial position and resulted in no additional provision for possible loan losses.

LOANS HELD FOR SALE

    Mortgage loans held for sale are carried at the lower of cost or market value which is determined on an individual loan basis. Gains or losses on the sale of loans held for sale are determined on a specific identification method.

LOAN SERVICING INCOME

    Loan servicing income represents fees earned for servicing real estate mortgage loans owned by investors, net of federal agency guarantee fees, interest shortfall, and amortization of the cost of purchased loan servicing rights. The fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when earned.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The allowance for possible loan losses is maintained at a level considered adequate to provide for potential losses. The provision for possible loan losses is based on a periodic analysis of the loans held for portfolio and held for sale, considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral and payment experience. In addition to the allowance for estimated losses on identified problem loans, an overall unallocated allowance is established to provide for unidentified credit losses which are inherent in the portfolio. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

BANK PREMISES AND EQUIPMENT

    Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the useful life of the improvement or term of the lease. Bank premises and improvements are depreciated over five to 50 years and equipment over two to seven years.

INTANGIBLES ASSOCIATED WITH THE PURCHASE OF SUBSIDIARIES

    Intangibles associated with the purchase of subsidiaries include excess of cost over net assets acquired and deposit base premium. The excess of cost over net assets acquired of purchased subsidiaries is amortized using the straight-line method over the estimated periods to be benefited, which range from approximately 10 to 15 years. In various acquisitions, First Banks has recorded the valuation of the deposit base premium, representing the estimated present value of the future net income to be generated from the deposits which existed at the dates of acquisition. This premium is amortized using various accelerated methods over the expected lives of the deposit bases, which range from seven to 10 years.

PURCHASED MORTGAGE SERVICING RIGHTS

    Purchased mortgage servicing rights are amortized in proportion to the related estimated net servicing income on a disaggregated, discounted basis over the estimated lives of the related mortgages considering the level of current and anticipated repayments, which range from five to 12 years.

                      FIRST BANKS, INC. AND SUBSIDIARIES

OTHER REAL ESTATE

    Other real estate, consisting of real estate acquired through foreclosure or deed in lieu of foreclosure, is stated at the lower of fair value less applicable selling costs or cost at the time the property is acquired. The excess of cost over fair value of other real estate at the date of acquisition is charged to the allowance for possible loan losses. Subsequent reductions in carrying value to reflect current fair value or costs incurred in maintaining the properties are charged to expense as incurred.

    Sales of other real estate are recorded when the title to the property has passed to the purchaser, minimum down payment requirements have been met, the terms of any notes received by First Banks satisfy continuing payment requirements, and First Banks is relieved of any requirement for continued involvement in the property.

INCOME TAXES

    First Banks, Inc. and its eligible subsidiaries file a consolidated federal income tax return and unitary or consolidated state income tax returns in California, Illinois and Missouri. In addition, First Bank (Missouri), First Bank FSB and St. Charles Federal are subject to a financial institutions tax which is based on income. The unitary Illinois and California income tax returns include the investment in FBA because First Banks' ownership is greater than 50%. FBA and its eligible subsidiaries file a consolidated federal income tax return which is separate from that of First Banks. As described in Note 10 to the consolidated financial statements, First Banks has adopted the method of accounting for income taxes set forth in SFAS No. 109, Accounting for Income Taxes (SFAS 109).

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

    Subsidiaries of First Banks enter into sales of securities under agreements to repurchase at a specified future date. Such repurchase agreements are considered financing agreements and, accordingly, the obligation to repurchase assets sold is reflected as a liability in the consolidated balance sheets. Repurchase agreements are collateralized by debt and mortgage-backed securities.

EARNINGS PER COMMON SHARE

    Earnings per common share data is calculated using the weighted average number of shares of common stock outstanding during each period. The Class A, Class B, and Class C preferred stock are not common stock equivalents. The Class A preferred stock has been reflected in fully diluted earnings per share because of its conversion feature, using the if-converted method.

FINANCIAL INSTRUMENTS

    A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument.

    During October 1994, the FASB issued SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments (SFAS
119). SFAS 119 requires disclosures about the amounts, nature and terms of derivative financial instruments that are not subject to SFAS No. 105, Disclosure of Information About Financial Instruments With Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk. SFAS 119 requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading. First Banks implemented SFAS 119 on December 31, 1994, which resulted in no effect on the consolidated financial statements other than the additional disclosure requirements presented in Note 11.

                      FIRST BANKS, INC. AND SUBSIDIARIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    First Banks utilizes financial instruments to reduce the interest rate risk arising from its financial assets and liabilities. These instruments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets. Risk that interest rates may move unfavorably from the perspective of First Banks is defined as interest rate risk. The risk that a counterparty to an agreement entered into by First Banks may default is defined as credit risk. These financial instruments include interest rate swap, floor and cap agreements; interest rate futures contracts; and forward contracts to sell mortgage-backed securities.

    First Banks is party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These commitments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets.

INTEREST RATE SWAP, FLOOR AND CAP AGREEMENTS

    First Banks enters into interest rate swap, floor and cap agreements to manage interest rate risk. The purpose of entering into these agreements is to reduce the future impact of unfavorable interest rate fluctuations on certain of First Banks' interest-bearing liabilities. Interest rate swap, floor and cap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest expense of the related liability. Premiums and fees paid upon the purchase of interest rate swap, floor and cap agreements are amortized to interest expense over the life of the agreement using the interest method. In the event of early termination of these derivative financial instruments, the net proceeds received or paid are deferred and amortized over the shorter of the remaining contract life of the derivative financial instrument or the maturity of the related liability. If, however, the amount of the underlying hedged liability is repaid, then the gains or losses on the agreements are recognized immediately in the consolidated statements of income. The unamortized premiums, fees paid and deferred losses on early terminations are included in other assets in the accompanying consolidated balance sheets.

INTEREST RATE FUTURES CONTRACTS

    Interest rate futures contracts were utilized to manage the interest rate risk of the securities available for sale portfolio until the fourth quarter of 1995. Gains and losses on interest rate futures, which qualify as hedges, are deferred. Amortization of the net deferred gains or losses is applied to the interest income of the securities available-for-sale portfolio using the straight-line method. The net deferred gains and losses are applied to the carrying value of the securities available-for-sale portfolio as part of the mark-to-market valuation. In the event the hedged assets are sold, the related gain or loss of the interest rate futures contracts is immediately recognized in the consolidated statements of income.

FORWARD CONTRACTS TO SELL MORTGAGE-BACKED SECURITIES

    Forward contracts to sell mortgage-backed securities are utilized to manage the interest rate risk of the residential fixed-rate mortgage loan commitments and loans held for sale. Gains and losses on forward contracts, which qualify as hedges, are deferred. The net unamortized balance of such deferred gains and losses is applied to the carrying value of the loans held for sale as part of the lower of cost or market valuation.

RECLASSIFICATIONS

    Certain 1994 and 1993 amounts have been reclassified to conform with the classifications and format used for 1995.

(2) ACQUISITIONS

    On November 30, 1993, First Banks completed its acquisition of American Home Savings and Loan Association, St. Louis County, Missouri (American), in exchange for $1.0 million in cash and subsequently merged American with

                      FIRST BANKS, INC. AND SUBSIDIARIES

First Banks' wholly owned subsidiary, First Bank FSB. The American acquisition added four banking locations and $47 million in assets. The acquisition was funded from available cash of First Banks. The transaction was accounted for using the purchase method of accounting and, accordingly, the consolidated financial statements include the financial position and results of operations for the period subsequent to the acquisition date and the assets acquired and liabilities assumed were recorded at fair value at the acquisition date.

    On January 3, 1994, First Banks completed its acquisition of First Federal Savings Bank of Proviso Township, Chicago, Illinois (First Federal) in exchange for $23.1 million in cash. First Federal's total assets were $230 million, consisting primarily of residential loans of $54 million and investment securities and federal funds sold of $165 million. First Federal, which was subsequently merged with First Bank FSB, conducts business from one banking location centrally located in the Hillside community of the greater Chicago metropolitan area. The acquisition was funded by available cash, proceeds from the maturity of short-term investments and borrowings under First Banks' credit agreement. The transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of net assets acquired was approximately $450,000 and is being amortized over 10 years.

    On March 31, 1994, First Banks completed its acquisition of Heritage National Bank, St. Louis, Missouri (Heritage) in exchange for $6.5 million in cash. Heritage's total assets were $63.8 million, consisting primarily of loans of $32.2 million and investment securities and federal funds sold of $27.2 million. Heritage was merged into First Bank (Missouri). The acquisition was funded from available liquidity. The transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $2.8 million and is being amortized over 10 years.

    On June 3, 1994, First Banks completed its acquisition of Farmers Bancshares, Inc., Breese and Valmeyer, Illinois (Farmers) in exchange for $8.1 million in cash. Farmers' total assets were $60.7 million, consisting primarily of loans of $27.1 million and investment securities and federal funds sold of $31.0 million. Farmers was merged into First Bank (Illinois). The acquisition was primarily funded from available liquidity. The transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $1.9 million and is being amortized over 10 years.

    On August 31, 1994, First Banks completed its acquisition of approximately 65.05% of the voting stock of FBA in exchange for $30 million in cash. FBA operates through its wholly owned banking subsidiary, BTX. At the time of the transaction, FBA's total assets were $367 million, consisting primarily of loans of $177 million and investment securities of $167 million. FBA conducts business primarily from six banking locations in Dallas and Houston, Texas. The acquisition was funded by available cash and borrowings under First Banks' credit agreement. The transaction was accounted for using the purchase method of accounting. The outside investors' interest in FBA is reflected as minority interest in the accompanying consolidated financial statements. The excess of the cost over the fair value of the net assets acquired was approximately $4.0 million and is being amortized over 10 years.

    On November 30, 1994, First Banks acquired 96.3% of St. Charles Federal in exchange for $19.3 million in cash. The purchase, combined with the 3.7% of the stock of St. Charles Federal previously acquired by First Banks, increased First Banks' ownership of St. Charles Federal to 100%. St. Charles Federal had total assets of approximately $90.0 million. The acquisition was funded from available liquidity, borrowings under First Banks' credit agreement, and notes payable to former shareholders of St. Charles Federal. The transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $3.9 million and is being amortized over 12 years.

    On January 4, 1995, First Banks completed its acquisition of River Valley Holdings, Inc. and its wholly owned subsidiary, River Valley Savings Bank, F.S.B. (River Valley), for a purchase price of $37.4 million. River Valley's total assets were $412 million, consisting primarily of residential loans of $225 million and investment securities of $125 million. River Valley was merged with First Bank FSB. In addition, River Valley operated a mortgage banking division which serviced approximately $669 million of residential loans for others which was merged into and centralized with First Banks' mortgage banking division effective upon completion of the acquisition. The acquisition

                      FIRST BANKS, INC. AND SUBSIDIARIES
was funded by cash of $18.8 million and a promissory note payable to a former stockholder of River Valley of $18.6 million. The transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $11.5 million and is being amortized over 15 years.

    On March 15, 1995, First Banks completed its acquisition of CCB and its wholly owned subsidiary, Commercial Center Bank, in exchange for $30.4 million in cash. CCB was headquartered in Santa Ana, California and operated three banking locations in Santa Ana, San Jose and Walnut Creek. The acquisition of CCB represents First Banks' initial entry into the southern California market. CCB's total assets were $193.4 million, consisting primarily of loans and investment securities of $114.5 million and $31.1 million, respectively. The acquisition was funded from available cash and borrowings under First Banks' credit agreement. The transaction was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the cost was approximately $3.3 million and is being accreted to income over 10 years.

    On April 28, 1995, First Banks completed its acquisition of HNB Financial Group, Huntington Beach, California (HNB) and its wholly owned subsidiary, Huntington National Bank, in exchange for $10.9 million in cash. HNB's total assets were $88.0 million, consisting primarily of loans and investment securities of $62.8 million and $10.5 million, respectively. The acquisition was funded from available cash and borrowings under First Banks' credit agreement. The transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $1.1 million and is being amortized over 10 years. HNB and Huntington National Bank were merged into CCB and FB&T, formerly Commercial Center Bank, respectively, on August 18, 1995.

    On May 31, 1995, First Banks completed its acquisition of Irvine City Financial, Irvine, California (Irvine) and its wholly owned subsidiary, Irvine City Bank, f.s.b., in exchange for $4.2 million in cash. Irvine's total assets were $83.3 million, consisting primarily of loans of $68.7 million and investment securities and federal funds sold of $10.6 million. The acquisition was funded from available cash and borrowings under First Banks' credit agreement. The transaction was accounted for using the purchase method of accounting. The purchase price approximated the fair value of the net assets acquired. Irvine and Irvine City Bank, f.s.b. were merged into CCB and FB&T, respectively, on August 23, 1995.

    On July 21, 1995, First Banks completed its investment in QCB Bancorp
(QCB), a California corporation and sole shareholder of Queen City Bank, N.A. (Queen City), Long Beach, California. As provided by the agreement, First Banks invested $5.5 million in a convertible debenture issued by QCB. In addition, First Banks has purchased all other outstanding convertible debentures and accrued but unpaid interest of QCB totaling $534,000. Under the terms of the debentures, the principal outstanding balance and the related accrued but unpaid interest will be converted into shares of common stock of QCB (QCB Common) on December 31, 1996. Prior to December 31, 1996, the debentures are convertible into QCB Common at the option of First Banks. The conversion price is determined by the relationship of the book value per share at the end of the preceding quarter to that as of September 30, 1994 ($2.03) multiplied by $1.10 per share. On November 30, 1995, First Banks converted $2.2 million of the $5.5 million convertible debenture and related accrued interest of $201,000 into 48 million shares of QCB Common, resulting in an ownership interest in QCB of 96.63%. QCB's total assets were $56.2 million, consisting primarily of loans of $35.1 million and cash and cash equivalents and investment securities of $20.5 million. The investment was funded from available cash and borrowings under First Banks' credit agreement. The transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $465,000 and is being amortized over 10 years. It is expected that QCB will be merged into CCB in March 1996. Queen City is expected to be merged into FB&T during April 1996.

    On August 7, 1995, First Banks executed an Amended and Restated Stock Purchase Agreement (FCB Agreement) with FCB. Under the FCB Agreement and subsequent agreements entered into with FCB, FCB and its subsidiary, First Commercial, were recapitalized through a series of transactions as follows:

                      FIRST BANKS, INC. AND SUBSIDIARIES

        a. On August 22, 1995, First Banks acquired $1.5 million of preferred stock of First Commercial from Mr. James F. Dierberg, for the $1.5 million paid for the stock by Mr. Dierberg on June 30, 1995.

        b. On August 23, 1995, First Banks purchased 116,666,666 shares of First Commercial common stock for an additional $3.5 million.

        c. On October 31, 1995, First Banks purchased a convertible debenture of FCB for $1.5 million, the proceeds of which were used to increase the capital of First Commercial.

        d. Following the completion of a Special Stockholders' Meeting of FCB on December 27, 1995, the shares of First Commercial preferred stock and First Commercial common stock held by First Banks were exchanged for 50,000,000 shares of FCB common stock. In addition, First Banks purchased a convertible debenture of FCB for $5.0 million, the proceeds of which, except for $250,000 retained by FCB, were contributed to the capital of First Commercial.

        e. On December 28, 1995, First Banks purchased an additional 15,000,000 shares of FCB common stock for $1.5 million, the proceeds of which were used to increase the capital of First Commercial.

    The FCB transactions were funded from available cash and an advance of $6.0 million under First Banks' existing credit agreement with a group of unaffiliated commercial banks. The transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $2.4 million and is being amortized over 10 years.

    As a result of these transactions, First Banks owns 93.29% of the outstanding common stock of FCB and $6.5 million of convertible debentures maturing in October and December 2000. The debentures bear interest at 12% annually. Interest thereon is payable in cash only if permitted by the appropriate regulatory authorities of FCB and First Commercial and their Boards of Directors. The debentures and any accrued but unpaid interest thereon must be converted at maturity, but may be converted at any time prior thereto at the option of First Banks, at $.10 per share.

    The FCB Agreement also provides for FCB to offer to its shareholders, other than First Banks, rights to acquire an aggregate of $5 million of newly-issued common stock at $.10 per share. A maximum of $1.0 million of this offering not otherwise subscribed to may be offered to individuals who are not stockholders of FCB. In addition, $969,000 of common stock is to be offered in exchange for certain outstanding dividend obligations and accrued interest thereon of FCB. If this offering is fully subscribed, First Banks' ownership in FCB could be reduced to 50.25%, prior to the conversion of the debentures, or 66.95%, if the debentures and accrued interest thereon had been converted as of December 31, 1995.

    For each of the three years ended December 31, 1994, FCB and First Commercial incurred substantial operating losses related primarily to asset quality problems. These problems continued throughout 1995, resulting in the elimination of FCB's stockholders' equity, and the substantial reduction of First Commercial's stockholders' equity, by June 30, 1995. First Commercial's reduced capital level caused it to be classified as ``critically undercapitalized'' for regulatory purposes, subjecting it to the Prompt Corrective Action provisions of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. These provisions required it to seek additional capital or face the possible imposition of a conservatorship or receivership within 90 days. As a result of the FCB Agreement, Tier 1 capital ratios of FCB and First Commercial as of December 31, 1995 have increased to 2.14% and 6.58%, respectively. Although FCB continues to be considered ``significantly undercapitalized'' for regulatory purposes, First Commercial is considered ``adequately capitalized.'' First Banks has committed that it will purchase in the offering described above, as a standby-purchaser, after the expiration of the offering and dividend exchange offer, if necessary, such number of shares as may be required to raise First Commercial's Tier 1 capital ratio to 7.00% as required by the Capital Impairment Order of the California State Banking Division.

    On September 1, 1995, First Banks completed its acquisition of La Cumbre in exchange for $5.5 million in cash. La Cumbre's total assets were $144 million, consisting primarily of loans of $131 million and cash and cash equivalents and investment securities of $7.6 million. The transaction was accounted for using the purchase method of accounting.

                      FIRST BANKS, INC. AND SUBSIDIARIES

The excess of the cost over the fair value of the net assets acquired was approximately $697,000 and is being amortized over 10 years. The acquisition was funded from available cash. La Cumbre operated as a wholly owned thrift subsidiary of CCB until it was merged into First Bank & Trust on January 16, 1996.

    The following unaudited summary information presents the pro forma results of operations of First Banks combined with the acquisitions completed during 1995 as if First Banks had completed the transactions on January 1, 1994. The pro forma results of operations also include FBA, which was acquired by First Banks on August 31, 1994, for the periods prior to the acquisition date.

                                                                                  DECEMBER 31,
                                                                               ------------------
                                                                               1995          1994
                                                                               ----          ----
                                                                        (DOLLARS EXPRESSED IN THOUSANDS,
                                                                             EXCEPT PER SHARE DATA)
Net interest income.......................................................   $127,602       136,221
Provision for possible loan losses........................................     24,770        16,141
Net income (loss).........................................................      4,018        (4,599)
Preferred stock dividends.................................................      5,736         5,736
Net loss available to common stockholders.................................     (1,718)      (10,335)
                                                                             ========       =======
Weighted average shares of common stock outstanding.......................     23,661        23,661
                                                                             ========       =======
Net loss per common share:
    Primary...............................................................   $ (72.60)      (436.76)
    Fully diluted.........................................................     (36.91)      (368.67)
                                                                             ========       =======

    The unaudited pro forma condensed statements of income reflect the application of the purchase method of accounting and certain other assumptions. The purchase accounting adjustments reflect the assets acquired and liabilities assumed at fair value. Purchase accounting adjustments have been applied to investment securities, loans, bank premises and equipment, deferred tax assets and liabilities and excess cost required to reflect the assets acquired and liabilities assumed at fair value. The resulting premiums and discounts are amortized or accreted to income consistent with the accounting policies of First Banks. The application of the purchase method of accounting will not have a material impact on the future operating results of First Banks.

(3) INVESTMENTS IN DEBT AND EQUITY SECURITIES

    Effective December 31, 1993, First Banks adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), for which the cumulative effect was recorded on the consolidated balance sheet on that date.

                      FIRST BANKS, INC. AND SUBSIDIARIES

SECURITIES AVAILABLE FOR SALE

    The amortized cost, contractual maturity, unrealized gains and losses and fair value of investment securities available for sale at December 31, 1995 and 1994 were as follows:

                                                     MATURITY                                    GROSS
                                                  ---------------                 TOTAL       UNREALIZED
                                                                       AFTER      AMOR-     ---------------              WEIGHTED
                                      1 YEAR       1-5       5-10       10        TIZED                         FAIR     AVERAGE
                                     OR LESS      YEARS     YEARS      YEARS      COST      GAINS    LOSSES     VALUE     YIELD
                                     -------      -----     -----      -----      -----     -----    ------     -----    --------
                                                                   (DOLLARS EXPRESSED IN THOUSANDS)
December 31, 1995:
    Carrying value:
        U.S. Treasury..............  $ 20,080     23,823        --         --     43,903       134      (25)    44,012     5.54%
        U.S. government agencies
          and corporations:
            Mortgage-backed........     2,863     56,178    29,268    148,897    237,206     1,436   (3,146)   235,496     6.32
            Other..................    92,343     67,926        --         --    160,269       766     (738)   160,297     5.82
        Other......................     2,383        804       100          9      3,296         7       --      3,303     5.11
        Equity investments in other
          financial institutions...     5,256         --        --         --      5,256     5,254       --     10,510     3.97
        Federal Home Loan Bank and
          Federal Reserve Bank
          stock....................    18,173         --        --         --     18,173        --       --     18,173     7.02
        Net deferred (gain) loss on
          interest rate futures
          contracts................     2,059      2,517                   --      4,576        --   (4,576)        --       --
                                     --------    -------    ------    -------    -------    ------   ------    -------     ----
                 Total.............  $143,157    151,248    29,368    148,906    472,679     7,597   (8,485)   471,791     6.07
                                     ========    =======    ======    =======    =======    ======   ======    =======     ====
    Market value:
        Debt securities............  $117,693    147,690    29,315    148,410
        Equity securities..........    28,683         --        --         --
                                     --------    -------    ------    -------
                 Total.............  $146,376    147,690    29,315    148,410
                                     ========    =======    ======    =======
Weighted average yield.............      5.88%      5.49%     6.45%      6.44%
                                         ====       ====      ====       ====
December 31, 1994:
    Carrying value:
        U.S. Treasury..............  $ 36,367      9,854       507         --     46,728        --     (692)    46,036     4.66%
        U.S. government agencies
          and corporations:
            Mortgage-backed........        --      5,893    28,244    142,207    176,344       155   (3,131)   173,368     6.51
            Other..................    27,114     74,556       496        383    102,549         4   (4,264)    98,289     5.28
        Equity investments in other
          financial institutions...     8,720         --        --         --      8,720     3,662       --     12,382     1.68
        Federal Home Loan Bank and
          Federal Reserve Bank
          stock....................    25,883         --        --         --     25,883        --       --     25,883     7.60
        Net deferred (gain) loss on
          interest rate futures
          contracts................      (224)    (6,309)       --         --     (6,533)    6,533       --         --       --
                                     --------    -------    ------    -------    -------    ------   ------    -------      ---
                 Total.............  $ 97,860     83,994    29,247    142,590    353,691    10,354   (8,087)   355,958     5.84
                                     ========    =======    ======    =======    =======    ======   ======    =======     ====
    Market value:
        Debt securities............  $ 62,442     85,592    29,035    140,624
        Equity securities..........    38,265         --        --         --
                                     --------    -------    ------    -------
                 Total.............  $100,707     85,592    29,035    140,624
                                     ========    =======    ======    =======
Weighted average yield.............      5.38%      5.22%     7.55%      6.30%
                                         ====       ====      ====       ====

                      FIRST BANKS, INC. AND SUBSIDIARIES

SECURITIES HELD TO MATURITY

    The amortized cost, contractual maturity, unrealized gains and losses and fair value of investment securities held to maturity at December 31, 1995 and 1994 were as follows:

                                                    MATURITY                                   GROSS
                                                ---------------                 TOTAL       UNREALIZED
                                                                     AFTER      AMOR-     ---------------              WEIGHTED
                                     1 YEAR      1-5       5-10       10        TIZED                         FAIR     AVERAGE
                                     OR LESS    YEARS     YEARS      YEARS      COST      GAINS    LOSSES     VALUE     YIELD
                                     -------    -----     -----      -----      -----     -----    ------     -----    --------
                                                                  (DOLLARS EXPRESSED IN THOUSANDS)
December 31, 1995:
    Carrying value:
        U.S. Treasury..............  $ 7,018        --        --         --      7,018      63         --      7,081     6.51%
        U.S. government agencies
          and corporations:
            Mortgage-backed........       --        --        --         --         --      --         --         --       --
            Other..................    2,004     1,936        --         --      3,940      --        (16)     3,924     4.83
        State and political
          subdivisions.............    2,787     3,545    13,781      5,461     25,574     509        (67)    26,016     5.55
                                     -------    ------    ------    -------    -------     ---    -------    -------     ----
                 Total.............  $11,809     5,481    13,781      5,461     36,532     572        (83)    37,021     5.93
                                     =======    ======    ======    =======    =======     ===    =======    =======     ====
    Market value:
        Debt securities............  $11,906     5,572    14,035      5,508
        Equity securities..........       --        --        --         --
                                     -------    ------    ------    -------
                 Total.............  $11,906     5,572    14,035      5,508
                                     =======    ======    ======    =======
Weighted average yield.............     6.01%     5.78%     5.18%      5.25%
                                        ====      ====      ====       ====
December 31, 1994:
    Carrying value:
        U.S. Treasury..............  $    --    10,251        --         --     10,251      --       (493)     9,758     5.49%
        U.S. government agencies
          and corporations:
            Mortgage-backed........    3,283    31,753    34,637    108,761    178,434      85    (12,512)   166,007     5.99
            Other..................       --     9,767        --         --      9,767      --       (464)     9,303     4.95
        State and political
          subdivisions.............    4,052     4,669    14,006      4,510     27,237     143       (927)    26,453     5.68
        Other......................    3,063     2,939        91        138      6,231       2        (96)     6,137     6.14
                                     -------    ------    ------    -------    -------     ---    -------    -------     ----
                 Total.............  $10,398    59,379    48,734    113,409    231,920     230    (14,492)   217,658     5.89
                                     =======    ======    ======    =======    =======     ===    =======    =======     ====
    Market value:
        Debt securities............  $10,461    56,496    45,270    105,431
        Equity securities..........       --        --        --         --
                                     -------    ------    ------    -------
                 Total.............  $10,461    56,496    45,270    105,431
                                     =======    ======    ======    =======
Weighted average yield.............     6.95%     5.92%     5.59%      5.92%
                                        ====      ====      ====       ====

     The expected maturities of investment securities may differ from contractual maturities since borrowers have the right to call or prepay the obligations with or without prepayment penalties. The stated maturity of the net deferred losses and gains on interest rate futures contracts represents the period the net deferred losses and gains are expected to be amortized and accreted, respectively, into interest income.

    Proceeds from the sales of debt securities classified as available for sale during 1995 were $388.0 million. Gross gains of $9.1 million and gross losses of $900,000 were realized on those sales. The gross gains, net of gross losses, were offset by the recognition of $10.1 million of hedging losses. Proceeds from the sales of equity securities classified as available for sale during 1995 were $20.5 million. Gross gains of $1.3 million and gross losses of $200,000 were realized on those sales. Gains and losses were computed using the specific identification basis for each security sold.

    Proceeds from the sales of debt securities classified as available for sale totaling $1.3 million were previously classified as held to maturity. Gross gains realized from the sales of these securities were $36,000. These securities were transferred from held to maturity to available for sale in accordance with the provisions of a special report issued by the FASB, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (Special Report).

                      FIRST BANKS, INC. AND SUBSIDIARIES

    The Special Report provided an enterprise the opportunity to reclassify any of its investment securities through December 31, 1995 without bringing into question the intent of an enterprise to hold other debt securities to maturity. Under the Special Report, First Banks reclassified $174.1 million of securities from held to maturity to available for sale, of which $1.3 million were sold. Accordingly, at December 31, 1995, debt securities of $172.8 million previously classified as held to maturity are currently classified as available for sale. The market valuation account, for the securities reclassified to available for sale remaining in the portfolio at December 31, 1995, was adjusted by $2.7 million, representing a decrease in the recorded balance of such securities at December 31, 1995 to their fair value on that date; the deferred tax asset of $950,000 was recorded to reflect the tax effect of the market valuation account adjustment; and the net decrease resulting from the reclassification at December 31, 1995 of $1.8 million was reflected within a separate component of stockholders' equity.

    Proceeds from the sales of debt securities classified as available for sale during 1994 were $261.1 million. Gross gains of $1.7 million and gross losses of $3.5 million were realized on those sales. Proceeds from the sales of equity securities classified as available for sale during 1994 were $8.4 million. Gross gains of $2.1 million and gross losses of $96,000 were realized on those sales.

    Proceeds from the sales of debt securities classified as held to maturity during 1994 were $10.3 million. Gross losses of $488,000 were realized on those sales. There were no gains realized on those sales. These sales are allowable under SFAS 115 as they related to investment securities acquired in connection with the acquisition of First Federal and the sale was necessary in order to maintain First Banks' existing interest rate risk position. Proceeds from the sales of debt securities during 1993 were $16.1 million. Gross gains of $246,000 and gross losses of $91,000 were realized on those sales. There were no sales of equity securities during 1993.

    Various subsidiaries of First Banks maintain investments in the Federal Home Loan Bank (FHLB) or the Federal Reserve Bank (FRB). The investment in FHLB stock is maintained at a minimum amount equal to the greater of 1% of the aggregate outstanding balance of the applicable Subsidiary Banks' loans secured by residential real estate, or 5% of advances from the FHLB to each Subsidiary Bank. First Bank FSB, First Bank (Missouri), BTX, La Cumbre and St. Charles Federal are members of the FHLB system. The investment in the FRB stock is maintained at a minimum of 6% of the applicable Subsidiary Banks' capital stock and capital surplus. First Bank (Missouri), BTX and Queen City are members of the FRB system.

    Investment securities with a carrying value of approximately $230.2 million and $263.4 million at December 31, 1995 and 1994, respectively, were pledged in connection with deposits of public and trust funds and for other purposes as required by law.

(4) LOANS

    Changes in the allowance for possible loan losses for the years ended December 31 were as follows:

                                                                  1995          1994         1993
                                                                  ----          ----         ----
                                                                  (DOLLARS EXPRESSED IN THOUSANDS)
Balance, January 1...........................................   $ 28,410       23,053       20,897
Acquired allowances for possible loan losses.................     24,655        5,026        2,079
                                                                --------       ------       ------
                                                                  53,065       28,079       22,976
                                                                --------       ------       ------
Loans charged-off............................................    (15,620)      (6,696)      (9,531)
Recoveries of loans previously charged-off...................      4,859        5,169        5,152
                                                                --------       ------       ------
Net loans charged-off........................................    (10,761)      (1,527)      (4,379)
                                                                --------       ------       ------
Provision charged to operations..............................     10,361        1,858        4,456
                                                                --------       ------       ------
Balance, December 31.........................................   $ 52,665       28,410       23,053
                                                                ========       ======       ======

                      FIRST BANKS, INC. AND SUBSIDIARIES

    At December 31, 1995 and 1994, First Banks had $43.4 million and $15.9 million, respectively, of loans on a nonaccrual status. Interest on nonaccrual loans, which would have been recorded under the original terms of the loans, was $4.2 million and $1.7 million for the years ended December 31, 1995, and 1994, respectively. Of these amounts, $1.9 million and $982,000 was actually recorded as interest income on such loans in 1995 and 1994, respectively. At December 31, 1995, First Banks had impaired loans in the amount of $31.5 million, which is represented by certain loans on a nonaccrual status and consumer installment loans 60 days or more past due. The impaired loans had no specific reserves at December 31, 1995. The average recorded investment in impaired loans since the adoption of SFAS 114 and SFAS 118 on January 1, 1995 was $34.3 million. The amount of interest income recognized using a cash basis method of accounting during the time these loans were impaired was $1.2 million in 1995.

    First Banks' primary market areas are the states of Missouri, Illinois and California. At December 31, 1995, approximately 92.9% of the total loan portfolio, and 95.7% of the commercial, financial and agricultural loan portfolio, were to borrowers within these regions. The diversity of the region's economic base tends to provide a stable lending environment.

    Real estate lending constituted the only other significant concentration of credit risk. Real estate loans comprised approximately 73% of the consolidated loan portfolio at December 31, 1995. Of the total real estate loans, approximately 58% were consumer-related in the form of residential real estate mortgages and home equity lines of credit.

    First Banks is, in general, a secured lender. At December 31, 1995, approximately 97% of the loan portfolio was secured. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction.

(5) MORTGAGE BANKING ACTIVITIES

    At December 31, 1995 and 1994, First Banks serviced loans for others amounting to $856.6 million and $698.6 million, respectively. Servicing loans generally consists of collecting mortgage loan payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. In connection with these loans serviced for others, First Banks held borrowers' escrow balances of $4.5 million and $4.8 million at December 31, 1995 and 1994, respectively.

    Changes in the purchased mortgage servicing rights for the years ended December 31 were as follows:

                                                                   1995         1994
                                                                   ----         ----
                                                             (DOLLARS EXPRESSED IN THOUSANDS)
Balance, January 1..........................................      $ 5,755       4,095
Acquired purchased mortgage servicing rights................       10,601          --
Purchases of mortgage servicing rights......................          685       2,371
Sales of mortgage servicing rights..........................       (2,771)         --
Amortization................................................       (2,148)       (711)
                                                                  -------       -----
Balance, December 31........................................      $12,122       5,755
                                                                  =======       =====

                      FIRST BANKS, INC. AND SUBSIDIARIES

(6) BANK PREMISES AND EQUIPMENT

    Bank premises and equipment were comprised of the following at December 31:

                                                                   1995          1994
                                                                   ----          ----
                                                             (DOLLARS EXPRESSED IN THOUSANDS)
Land........................................................      $12,393        9,621
Buildings and improvements..................................       40,405       38,281
Furniture, fixtures and equipment...........................       37,211       24,348
Leasehold improvements......................................        6,582        1,466
Construction in progress....................................          985          545
                                                                  -------       ------
                                                                   97,576       74,261
Less accumulated depreciation and amortization..............       47,298       30,600
                                                                  -------       ------
        Bank premises and equipment, net....................      $50,278       43,661
                                                                  =======       ======

    Total rent expense was $3.2 million, $1.1 million and $1.0 million for the years ended December 31, 1995, 1994 and 1993, respectively.

(7) FEDERAL HOME LOAN BANK ADVANCES

    Advances from the FHLB of Des Moines, Dallas and San Francisco at December 31 are summarized as follows:

                                                                   1995          1994
                                                                   ----          ----
                                                             (DOLLARS EXPRESSED IN THOUSANDS)
Advances under a $50,000,000 revolving variable rate line of
  credit maturing July 19, 1995.............................      $    --        41,020
Adjustable-rate advances, maturing from October 1995 through
  December 1996.............................................       44,220        85,727
Fixed-rate advances, maturing from June 1995 through May
  1998......................................................        5,663        19,612
                                                                  -------       -------
        Total...............................................      $49,883       146,359
                                                                  =======       =======

    All stock in the FHLB and first mortgage loans with principal balances aggregating 150% of outstanding and available advances are pledged as collateral to secure outstanding advances. In addition, FBA has collateralized $5.7 million and $19.4 million of advances with U.S. government agency and corporation securities which had an aggregate market value of $8.1 million and $22.6 million at December 31, 1995 and 1994, respectively. The average rates paid on advances outstanding during the years ended December 31, 1995, 1994 and 1993 were 6.3%, 5.6% and 3.6%, respectively.

(8) NOTES PAYABLE

    Notes payable include a Revolving Line and Term Credit Agreement (Credit Agreement), promissory notes payable to former shareholders of acquired entities and convertible subordinated debentures.

    First Banks' Credit Agreement, dated July 14, 1995, replaced the revolving credit agreement outstanding at November 30, 1994. The Credit Agreement provides a $50 million revolving loan commitment and a $40 million term loan. Interest under the revolving loan commitment and the term loan is payable at the lead bank's corporate base rate or, at the option of First Banks, is payable at the London Interbank Offered Rate plus 1.50% and 1.25%, respectively, and is paid monthly. Loans may be made under the revolving loan commitment until July 12, 1996 at which date the principal and accrued interest is due and payable. The term loan requires quarterly principal payments of $1.0 million and matures on July 31, 2000, at which date the remaining principal and accrued interest is due and

                      FIRST BANKS, INC. AND SUBSIDIARIES
payable. Loans under the Credit Agreement are secured by all of the stock of the Subsidiary Banks which is owned by First Banks.

    The Credit Agreement requires maintenance of certain minimum capital ratios for each financial institution subsidiary. In addition, it prohibits the payment of dividends on First Banks' common stock. At December 31, 1995, First Banks and the Subsidiary Banks were in compliance with all restrictions and requirements in the Credit Agreement.

    The promissory notes of $18.6 million and $2.1 million are payable to former shareholders of River Valley and St. Charles Federal, respectively. Interest under the promissory notes are payable under similar terms as the Credit Agreement. The promissory note payable to a former shareholder of River Valley matured on January 2, 1996 and was repaid through an advance under the Credit Agreement. The promissory notes payable to the former shareholders of St. Charles Federal are payable in equal installments of $1.1 million on January 2, 1996 and 1997. The promissory notes are secured by letters of credit issued under the Credit Agreement.

    At December 31, 1995 and 1994, FBA had $1.1 million of 9% convertible subordinated debentures due May 15, 1996. These debentures are guaranteed by FBA and are convertible into common stock of FBA. Management does not expect these debentures to be converted into common stock of FBA because the exercise price is substantially in excess of current market prices.

    The average balance and maximum month-end balance of the notes payable outstanding for the years ended December 31 were as follows:

                                                                   1995          1994
                                                                   ----          ----
                                                             (DOLLARS EXPRESSED IN THOUSANDS)
Average balance.............................................      $80,647       15,518
Maximum month-end balance...................................       89,811       46,760
                                                                  =======       ======

    The average rates paid on notes payable outstanding during the years ended December 31, 1995, 1994 and 1993 were 7.22%, 7.17% and 6.00%, respectively.

(9) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

    Certain Subsidiary Banks sell securities under agreements to repurchase. The securities underlying the agreements are book entry securities and were delivered, by appropriate entry, to an unaffiliated bank. These borrowings were collateralized by investment securities in the available-for-sale portfolio, consisting of U.S. Treasury securities, U.S. government agencies and corporations and interest-bearing deposits with the FHLB of Des Moines and Dallas which had an aggregate market value of $29.3 million and $117.1 million at December 31, 1995 and 1994, respectively. The average balance and maximum month-end balance of securities sold under agreements to repurchase for the years ended December 31 were as follows:

                                                                   1995          1994
                                                                   ----          ----
                                                             (DOLLARS EXPRESSED IN THOUSANDS)
Average balance outstanding.................................      $42,530       28,237
Maximum month-end balance outstanding.......................       88,337       72,795
                                                                  =======       ======

(10) INCOME TAXES

    SFAS 109 requires a change from the deferred method of accounting for income taxes under APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax

                      FIRST BANKS, INC. AND SUBSIDIARIES
assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

    First Banks, Inc. adopted SFAS 109 effective January 1, 1993. The cumulative effect of this change in accounting for income taxes was $766,000 as of January 1, 1993. Prior years' consolidated financial statements have not been restated to apply the provisions of SFAS 109.

    Income tax expense (benefit) attributable to income from continuing operations for the years ended December 31 consists of:

                                                                     YEARS ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                  1995          1994         1993
                                                                  ----          ----         ----
                                                                 (DOLLARS EXPRESSED IN THOUSANDS)
Current income taxes:
    Federal...................................................   $ 2,638       11,978       10,037
    State.....................................................       870          906           24
                                                                 -------       ------       ------
                                                                   3,508       12,884       10,061
                                                                 -------       ------       ------
Deferred income tax expense (benefit):
    Federal...................................................     7,624         (872)       1,531
    State.....................................................       (94)          --           --
                                                                 -------       ------       ------
                                                                   7,530         (872)       1,531
                                                                 -------       ------       ------
        Total.................................................   $11,038       12,012       11,592
                                                                 =======       ======       ======

    The federal income tax rates and amounts are reconciled with the effective income tax rates and amounts as follows:

                                                                                         YEARS ENDED DECEMBER 31,
                                                                       -----------------------------------------------------------
                                                                             1995                 1994                 1993
                                                                       -----------------    -----------------    -----------------
                                                                                   % OF                 % OF                 % OF
                                                                                  PRETAX               PRETAX               PRETAX
                                                                       AMOUNT     INCOME    AMOUNT     INCOME    AMOUNT     INCOME
                                                                       ------     ------    ------     ------    ------     ------
                                                                                    (DOLLARS EXPRESSED IN THOUSANDS)
Income before provision for income taxes, minority interest in loss of subsidiaries and cumulative effect of change in accounting
  principle.........................................................   $34,156              $35,807              $34,020
                                                                       =======              =======              =======
Taxes on income calculated at statutory rates.......................    11,955     35.0%     12,532     35.0%     11,899     35.0%
Effects of differences in tax reporting:
    Tax-exempt interest income......................................      (817)    (2.4)       (795)    (2.2)       (628)    (1.8)
    Tax preference adjustment of interest income....................        99       .3          78       .2          56       .1
    Amortization of excess cost.....................................       645      1.8         152       .4          47       .1
    State income taxes..............................................       504      1.5         589      1.6          24       .1
    Change in deferred valuation allowance..........................      (960)    (2.8)         --       --          --       --
    Other, net......................................................      (388)    (1.1)       (544)    (1.5)        196       .6
                                                                       -------    -----     -------    -----     -------    -----
        Provision for income taxes..................................   $11,038     32.3%    $12,012     33.5%    $11,594     34.1%
                                                                       =======    =====     =======    =====     =======    =====

                      FIRST BANKS, INC. AND SUBSIDIARIES

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for periods after the adoption of SFAS 109 are below. The net deferred tax assets reflect amounts attributable to entities acquired in purchase transactions.

                                                                                                             YEARS ENDED
                                                                                                             DECEMBER 31,
                                                                                                          ------------------
                                                                                                          1995          1994
                                                                                                          ----          ----
                                                                                                          (DOLLARS EXPRESSED
                                                                                                             IN THOUSANDS)
Deferred tax assets:
    Allowance for possible loan losses.............................................................      $21,642        9,571
    Other real estate..............................................................................        2,736        1,984
    Alternative minimum tax credits................................................................        1,754           60
    Book losses on investment securities currently not allowable for tax purposes..................           --          920
    Net fair value adjustment for securities available for sale....................................          329           --
    Net operating loss carryforwards...............................................................       36,145        9,270
    Other..........................................................................................        3,081        2,058
                                                                                                         -------       ------
        Total gross deferred tax assets............................................................       65,687       23,863
    Less valuation allowance.......................................................................      (24,111)      (2,731)
                                                                                                         -------       ------
        Gross deferred tax assets, net of valuation allowance......................................       41,576       21,132
                                                                                                         -------       ------
Deferred tax liabilities:
    Depreciation on bank premises and equipment....................................................        2,467        2,737
    FHLB stock dividends...........................................................................          997          835
    Mortgage loan hedging loss.....................................................................           --          236
    Purchase accounting adjustments................................................................           --          869
    State taxes....................................................................................        1,660           --
    Net fair value adjustment for securities available for sale....................................           --          483
    Book losses on investment securities currently not allowable for tax purposes..................          266           --
    Other..........................................................................................        1,393          877
                                                                                                         -------       ------
        Total gross deferred tax liabilities.......................................................        6,517        6,037
                                                                                                         -------       ------
        Net deferred tax assets....................................................................      $35,059       15,095
                                                                                                         =======       ======

    At December 31, 1995 and 1994, the accumulation of prior years' earnings representing tax bad debt deductions of First Bank FSB, St. Charles Federal and La Cumbre were approximately $31.4 million and $20.1 million, respectively. If these tax bad debt reserves were charged for losses other than bad debt losses, First Bank FSB, St. Charles Federal and La Cumbre would be required to recognize taxable income in the amount of the charge. It is not contemplated that such tax-restricted retained earnings will be used in a manner which will create federal income tax liabilities. A deferred tax liability has been recorded for approximately $4.0 million and $3.5 million of the accumulation at December 31, 1995 and 1994, respectively which represents that portion of the tax bad debt deductions which may require future tax recapture.

    At December 31, 1995, First Banks has separate limitation year (SRLY) net operating loss (NOL) carryforwards of $70.6 million. These SRLY carryforwards were incurred by institutions acquired between 1992 and 1995 and their utilization is subject to annual limitations. In addition, these institutions have alternative minimum tax credits of $1.8 million which are also subject to annual limitations.

                      FIRST BANKS, INC. AND SUBSIDIARIES

    At December 31, 1995, for federal income taxes purposes, First Banks had NOL carryforwards of approximately $70.6 million, exclusive of the NOL carryforwards available to FBA as further described below. The NOL carryforwards for First Banks expire as follows:

                                                                                      (DOLLARS EXPRESSED
                                                                                        IN THOUSANDS)
Year ending December 31:
    1998...........................................................................         $   156
    2000...........................................................................           4,903
    2001...........................................................................             363
    2002...........................................................................           5,582
    2003-2009......................................................................          59,563
                                                                                            -------
                                                                                            $70,567
                                                                                            =======

    With the completion of the 1994 acquisition of 65.05% of FBA, the NOL carryforwards generated prior to the transaction were subject to an annual limitation under Internal Revenue Code (IRC) Section 382 for all subsequent tax years. The following schedule reflects the NOL carryforwards that will be available, after consideration of IRC Section 382 limitations, to offset future taxable income. These NOLs are only available on the consolidated federal income tax return of FBA and do not affect the taxable income of First Banks.

    At December 31, 1995, for federal income tax purposes, FBA had NOL carryforwards of approximately $32.7 million. The NOL carryforwards expire as follows:

                                                                                      (DOLLARS EXPRESSED
                                                                                        IN THOUSANDS)
Year ending December 31:
    1996...........................................................................         $   858
    1998...........................................................................           4,140
    1999...........................................................................           2,241
    2000...........................................................................             103
    2001-2010......................................................................          25,363
                                                                                            =======
                                                                                            $32,705
                                                                                            =======

    The remaining net deferred tax assets of FBA were reevaluated to determine whether it is more likely than not that the deferred tax assets will be recognized in the future. Taking all positive and negative criteria into consideration, it was determined that the valuation allowance established for FBA should remain at $2.7 million. Subsequently recognized tax benefits relating to a decrease in the valuation allowance from the balance at December 31, 1994 will be credited directly to intangibles associated with the purchase of FBA.

    The realization of First Banks' net deferred tax assets is based on the availability of carrybacks to prior taxable periods, the anticipation of future taxable income in certain periods and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred tax assets relating to entities owned prior to 1995 can be supported by carrybacks to federal taxable income in the three-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from NOL carryforwards and the scheduling of temporary differences. However, it has been determined that the net deferred tax assets of certain entities acquired in 1995 should not be fully valued until they can provide an earnings history sufficient to support their respective net deferred tax asset. A valuation reserve was determined using the same criteria as used for other First Bank entities. This valuation reserve is shown as an addition to the valuation allowance in the following schedule.

                      FIRST BANKS, INC. AND SUBSIDIARIES

    Changes to the deferred tax assets valuation allowance are as follows:

                                                                    YEARS ENDED DECEMBER 31,
                                                                    ------------------------
                                                                     1995              1994
                                                                     ----              ----
                                                                (DOLLARS EXPRESSED IN THOUSANDS)
Balance, beginning of year....................................      $ 2,731               --
Current year deferred provision, change in deferred tax
  valuation allowance.........................................         (960)              --
Purchase acquisitions.........................................       22,340            2,731
                                                                    -------            -----
Balance, end of year..........................................      $24,111            2,731
                                                                    =======            =====

(11) INTEREST RATE RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

    First Banks manages its interest rate risk by: (1) maintaining an Asset Liability Committee (ALCO) responsible to First Banks' Board of Directors to review the overall interest rate risk management activity and approve actions taken to reduce risk; (2) maintaining an effective monitoring mechanism to determine First Banks' exposure to changes in interest rates; (3) coordinating the lending, investing and deposit-generating functions to control the assumption of interest rate risk; and (4) employing various off-balance-sheet financial instruments to offset inherent interest rate risk when it becomes excessive. The objective of these procedures is to limit the adverse impact which changes in interest rates may have on net interest income.

    The ALCO has overall responsibility for the effective management of interest rate risk and the approval of policy guidelines. The ALCO includes the Chairman and Chief Executive Officer, the senior executives of investments, credit administration, retail banking and finance, and certain other officers. The ALCO is supported by the Asset Liability Management Group which monitors interest rate risk, prepares analyses for review by the ALCO and implements actions which are either specifically directed by the ALCO or established by policy guidelines. To measure the effect of interest rate changes, First Banks recalculates its net income over a one-year horizon on a pro forma basis assuming instantaneous, permanent parallel and nonparallel shifts in the yield curve, in varying amounts both upward and downward.

    During 1994, First Banks expanded its use of off-balance-sheet derivative financial instruments to assist in the management of interest rate sensitivity. These off-balance-sheet derivative financial instruments are utilized to modify the repricing, maturity and option characteristics of on-balance-sheet assets and liabilities. As more fully described in Note 1 to the accompanying consolidated financial statements, First Banks holds a combination of off-balance-sheet derivative financial instruments, generally limited to interest rate swap agreements, interest rate cap and floor agreements, interest rate futures contracts, options on interest rate futures contracts and forward contracts to sell mortgage-backed securities. The use of such derivative financial instruments is strictly limited to reducing the interest rate exposure of First Banks.

                      FIRST BANKS, INC. AND SUBSIDIARIES

    Derivative financial instruments held by First Banks for purposes of managing interest rate risk are summarized as follows:

                                                                 DECEMBER 31,
                                              ---------------------------------------------------
                                                       1995                        1994
                                              ----------------------      -----------------------
                                              NOTIONAL       CREDIT       NOTIONAL        CREDIT
                                               AMOUNT       EXPOSURE       AMOUNT        EXPOSURE
                                              --------      --------      --------       --------
                                                       (DOLLARS EXPRESSED IN THOUSANDS)
Interest rate futures contracts............   $     --          --        3,587,000           --
Interest rate swap agreements..............    145,000          --          265,000        2,441
Interest rate floor agreements.............    105,000         608               --           --
Interest rate cap agreements...............     30,000         292           10,000          577
Forward commitments to sell mortgage-backed
  securities...............................     42,000          --           24,000           --

    The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of First Banks' credit exposure through its use of derivative financial instruments. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

    First Banks sold interest rate futures contracts and purchased options on interest rate futures contracts to hedge the interest rate risk of its available-for-sale securities portfolio. Interest rate futures contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery of such financial instruments. Options on interest rate futures contracts confer the right to purchase or sell financial futures contracts at a specified price and are settled in cash. The unamortized balance of net deferred losses on interest rate futures contracts of $4.6 million at December 31, 1995 and net deferred gains on interest rate futures contracts of $6.5 million at December 31, 1994, respectively, were applied to the carrying value of the available-for-sale securities portfolio as part of the mark-to-market valuation.

                      FIRST BANKS, INC. AND SUBSIDIARIES

    Interest rate swap agreements are utilized to extend the repricing characteristics of certain interest-bearing liabilities to correspond more closely with the assets of First Banks, with the objective of stabilizing net interest income over time. The net interest expense for these agreements was $6.6 million and $490,000 for the years ended December 31, 1995 and 1994, respectively. The maturity dates, notional amounts, interest rates paid and received, and fair values of interest rate swap agreements outstanding as of the dates indicated are summarized as follows:

                                                                              NOTIONAL               INTEREST RATE     FAIR VALUE-
                                                                               AMOUNT       PAID       RECEIVED        GAIN (LOSS)
                                                                              --------      ----     -------------     -----------
                                                                                        (DOLLARS EXPRESSED IN THOUSANDS)
December 31, 1995:
    September 30, 1997.....................................................   $ 35,000      7.04%         5.69%          $   (932)
    December 8, 1997.......................................................     15,000      7.90          5.81               (711)
    September 30, 1999.....................................................     35,000      7.32          5.69             (2,073)
    September 30, 2001.....................................................     35,000      7.65          5.69             (3,207)
    January 30, 2005.......................................................     25,000      8.13          5.94             (3,703)
                                                                              --------                                   --------
                                                                              $145,000      7.53          5.74           $(10,626)
                                                                              ========      ====          ====           ========
December 31, 1994:
    December 8, 1996.......................................................   $100,000      7.79%         6.38%          $      8
    December 8, 1997.......................................................     65,000      7.90          6.38                309
    October 21, 1997.......................................................     50,000      7.20          5.56              1,086
    October 21, 1999.......................................................     30,000      7.56          5.56                667
    October 21, 2001.......................................................     20,000      7.77          5.56                371
                                                                              --------                                   --------
                                                                              $265,000      7.68          6.07           $  2,441
                                                                              ========      ====          ====           ========

    In connection with the sale of certain residential mortgage loans and repayment of certain borrowings, on May 25, 1995, First Banks terminated a $100 million interest rate swap agreement resulting in a loss of $3.3 million. The loss on the termination of the $100 million interest rate swap agreement has been reflected in the consolidated statements of income for the year ended December 31, 1995.

    In addition, First Banks experienced a shortening of the expected life of its loan portfolio. This shortening resulted from the significant decline in interest rates during 1995, which caused an increase in the projections of principal prepayments of residential mortgage loans. These increased prepayment projections disproportionately shortened the expected life of the loan portfolio in comparison to the effective maturity created with the interest rate swap agreements. As a result, during July 1995, First Banks shortened the maturity of its interest-bearing liabilities through the termination of $225 million of interest rate swap agreements resulting in a loss of $13.5 million. This loss has been deferred and is being amortized over the remaining lives of the agreements, unless the underlying liabilities are repaid. The unamortized balance of this loss was $11.6 million at December 31, 1995 and was included in other assets.

    First Banks also has interest rate cap and floor agreements to limit the interest expense associated with certain of its interest-bearing liabilities and the net interest expense of certain interest rate swap agreements, respectively. At December 31, 1995 and 1994, the unamortized costs for these agreements were $685,000 and $577,000, respectively, and were included in other assets. There are no amounts receivable under these agreements.

    Derivative financial instruments issued by First Banks consist of commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These loan commitments, net of estimated underwriting fallout, and loans held for sale were $42.4 million and $25.0 million at December 31, 1995 and 1994, respectively. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities. Forward contracts are transactions in which First Banks has agreed to sell mortgage-

                      FIRST BANKS, INC. AND SUBSIDIARIES
backed securities at a specified future date. Prior to the settlement date, First Banks closes the hedge by entering into an offsetting transaction with the same settlement date. Gains and losses from forward contracts are deferred and included in the cost basis of loans held for sale. At December 31, 1995 and 1994, the net unamortized losses were $737,000 and $925,000, respectively, which were applied to the carrying value of the loans held for sale as part of the lower of cost or market valuation.

(12) CREDIT COMMITMENTS

    First Banks is party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These commitments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets.

    The interest rate risk associated with these credit commitments relates primarily to the commitments to originate residential fixed-rate loans. As more fully discussed in Note 11 to the accompanying consolidated financial statements, the interest rate risk of the commitments to originate fixed-rate loans has been hedged with forward contracts to sell mortgage-backed securities.

    The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that, in accordance with the requirements of SFAS 105, collateral or other security is of no value. First Banks uses the same credit policies in granting commitments and conditional obligations as it does for on-balance-sheet loans.

                                                                                   DECEMBER 31,
                                                                               -------------------
                                                                               1995           1994
                                                                               ----           ----
                                                                        (DOLLARS EXPRESSED IN THOUSANDS)
Commitments to extend credit...........................................       $578,750       422,982
Commercial and standby letters of credit...............................         29,468        13,380
                                                                              --------       -------
                                                                              $608,218       436,362
                                                                              ========       =======

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

    First Banks evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by First Banks upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but is generally residential or income-producing commercial property.

    Commercial and standby letters of credit are conditional commitments issued by First Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. First Banks holds real property as collateral supporting those commitments for which collateral is deemed necessary.

(13) FAIR VALUES OF FINANCIAL INSTRUMENTS

    Fair values of financial instruments are management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including the mortgage banking operation, deferred tax assets, premises and equipment and goodwill. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

                      FIRST BANKS, INC. AND SUBSIDIARIES

    The estimated fair values of First Banks' financial instruments at December 31 were as follows:

                                                                         1995                       1994
                                                                -----------------------    -----------------------
                                                                CARRYING     ESTIMATED     CARRYING     ESTIMATED
                                                                 VALUE       FAIR VALUE      VALUE      FAIR VALUE
                                                                --------     ----------    ---------    ----------
                                                                        (DOLLARS EXPRESSED IN THOUSANDS)
Financial assets:
    Cash and cash equivalents...............................   $  199,213       199,213      131,296       131,296
    Investment securities:
        Available for sale..................................      471,791       471,791      355,958       355,958
        Held to maturity....................................       36,532        37,021      231,920       217,658
    Net loans...............................................    2,691,554     2,749,133    2,045,160     2,028,274
    Accrued interest receivable.............................       22,027        22,027       16,741        16,741
                                                               ==========     =========    =========     =========
Financial liabilities:
    Deposits:
        Demand:
            Non-interest-bearing............................   $  389,658       389,658      290,039       290,039
            Interest-bearing................................      307,584       307,584      268,212       268,212
            Savings and money market........................      690,902       690,902      538,027       538,027
        Time deposits.......................................    1,795,547     1,804,347    1,236,866     1,227,015
    Borrowings..............................................      159,676       159,676      289,687       289,687
    Accrued interest payable................................       10,726        10,726        7,606         7,606
                                                               ==========     =========    =========     =========
Off-balance-sheet:
    Interest rate futures contracts.........................   $       --            --        6,533         6,533
    Interest rate swap, cap and floor agreements............       14,509        (9,726)         577         3,018
    Forward contracts to sell mortgage-backed securities....         (234)         (234)         (81)          (81)
    Credit commitments                                                 --            --           --            --
                                                               ==========     =========    =========     =========

    The following methods and assumptions were used in estimating fair values of financial instruments.

FINANCIAL ASSETS:

    Cash and cash equivalents and accrued interest receivable: The carrying values reported in the consolidated balance sheets approximate fair value.

    Investment securities: Fair value for securities available for sale are the amounts reported in the consolidated balance sheets, and securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, fair values are based upon quoted market prices of comparable instruments.

    Net loans: The fair values for most loans held for investment are estimated utilizing discounted cash flow calculations that apply interest rates currently being offered for similar loans to borrowers with similar risk profiles. The fair values of loans held for sale, which are the amounts on the consolidated balance sheets, are based on quoted market prices where available. If quoted market prices are not available, fair values are based upon quoted market prices of comparable instruments. The carrying value for loans is net of the allowance for possible loan losses and unearned discount.

                      FIRST BANKS, INC. AND SUBSIDIARIES

FINANCIAL LIABILITIES:

    Deposits: The fair value disclosed for deposits generally payable on demand (i.e., non-interest-bearing and interest-bearing demand, savings and money market accounts) is considered equal to their respective carrying amounts as reported in the consolidated balance sheets. The fair value disclosed for demand deposits does not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates to a schedule of aggregated monthly maturities of time deposits.

    Borrowings and accrued interest payable: The carrying values reported in the consolidated balance sheets approximate fair value.

OFF-BALANCE SHEET:

    Interest rate futures contracts: The fair values for interest rate futures contracts are based upon quoted market prices. The fair value of these contracts has been reflected in the consolidated balance sheets in the carrying value of the securities available-for-sale portfolio as part of the mark-to-market valuation.

    Interest Rate Swap, Cap and Floor Agreements: The fair values of interest rate swap, cap and floor agreements are estimated by comparing the contractual rates First Banks is paying to market rates quoted on new agreements with similar creditworthiness.

    Forward contracts to sell mortgage-backed securities: The fair values for forward contracts to sell mortgage-backed securities are based upon quoted market prices. The fair value of these contracts has been reflected in the consolidated balance sheets in the carrying value of the loans held for sale portfolio as part of the lower of cost or market valuation.

    Credit commitments: The majority of the commitments to extend credit and commercial and standby letters of credit contain variable interest rates and credit deterioration clauses and, therefore, the carrying value of these credit commitments approximates fair value.

(14) EMPLOYEE BENEFITS

    First Banks and all of its subsidiaries had participated in a noncontributory defined contribution pension plan covering substantially all employees who met minimum age and service requirements. The annual contributions to the plan were equal to 3.5% of each participant's covered compensation under 50% of the Social Security taxable wage base and 7% of covered compensation in excess of that amount. This pension plan was terminated as of December 31, 1993 and the vested benefits were distributed during the first quarter of 1994 to the participants of the plan or directly rolled over into First Banks' new profit-sharing plan which was effective April 1, 1994. Maximum covered compensation under the plan was $200,000 as indexed for inflation by the Secretary of the Treasury. The trustee of the plan was the trust department of one of the Subsidiary Banks. Total pension expense was $725,000 for the year ended December 31, 1993.

    First Banks' new profit-sharing plan is a self-administered savings and incentive plan, which qualifies under Section 401(k) of the IRC, covering substantially all employees. Under the plan, employer matching contributions are determined annually by First Banks' Board of Directors. Employee contributions are limited to 15% of an employee's compensation, not to exceed $9,500 for 1995. Total employer contributions under the plan were $448,000 and $477,000 for the years ended December 31, 1995 and 1994, respectively.

    Postretirement benefits other than pensions and postemployment benefits are generally not provided for First Banks' employees.

                      FIRST BANKS, INC. AND SUBSIDIARIES

(15) PREFERRED STOCK

    First Banks has three classes of preferred stock outstanding.

    On September 15, 1992, First Banks issued and sold, pursuant to an effective registration statement under the Securities Act of 1933, 2,200,000 shares of Class C 9% cumulative increasing rate, redeemable, preferred stock. Class C preferred stock ranks senior to both the Class A preferred stock and the Class B preferred stock in terms of dividend and liquidation rights. Holders of the Class C preferred stock do not have any voting rights except in limited circum-stances or as expressly required by law. The holders of the Class A and Class B preferred stock have full voting rights.

    Dividends on the Class A and Class B preferred stock are adjustable quarterly based on the highest of the Treasury Bill Rate or the Ten Year Constant Maturity Rate for the two-week period immediately preceding the beginning of the quarter. This rate shall not be less than 6% nor more than 12% on Class A preferred stock, or less than 7% nor more than 15% on Class B preferred stock. Dividends on the Class C preferred stock are 9% through November 30, 1997. On December 1, 1997, the annual dividend rate increases to 9.75%.

    Class A preferred stock is convertible into shares of common stock at a rate based on the ratio of the par value of the preferred stock to the current market value of the common stock at the date of conversion, to be determined by independent appraisal at the time of conversion. Shares of Class A preferred stock may be redeemed by First Banks at any time at 105% of par value. On April 26, 1993, 100,000 shares of Class A preferred stock was converted into 516.83 shares of First Banks common stock. The conversion of the Class A preferred stock into common stock had an insignificant effect on earnings per share and, thus, supplemental information has not been provided. Class B preferred stock may not be redeemed or converted. Class C preferred stock may not be converted, but may be redeemed at stated value after December 1, 1997. Redemption of any issue of preferred stock requires the prior approval of the Federal Reserve Board.

    The annual dividend rates were as follows:

                                                                          1995     1994     1993
                                                                          ----     ----     ----
Class C preferred stock...............................................    9.0%     9.0%     9.0%
Class A preferred stock...............................................    6.0      6.0      6.0
Class B preferred stock...............................................    7.0      7.0      7.0

(16) TRANSACTIONS WITH RELATED PARTIES

    Outside of normal customer relationships, no directors or officers of First Banks, no stock-holders holding over 5% of First Banks' voting securities and no corporations or firms with which such persons or entities are associated currently maintain or have maintained, since the beginning of the last full fiscal year, any significant business or personal relationship with First Banks or its subsidiaries, other than such as arises by virtue of such position or ownership interest in First Banks or its subsidiaries, except as described in the following paragraphs.

    During 1995, 1994 and 1993, Tidal Insurance Limited (Tidal), a corporation owned indirectly by First Banks' Chairman and his children, received approximately $192,000, $233,000 and $126,000, respectively, in insurance premiums for accident and health insurance policies purchased by loan customers of First Banks. The insurance policies are issued by an unaffiliated company and then ceded to Tidal. First Banks believes the premiums paid by the loan customers of First Banks are comparable to those that such loan customers would have paid if the premiums were subsequently being ceded to an unaffiliated third-party insurer. In addition, for the years ended December 31, 1995, 1994 and 1993, First Securities America, Inc., doing business as First Banc Insurors, received approximately $196,000, $195,000 and $256,000, respectively, in commissions or insurance premiums for mortgage, forced hazard and collateral protection insurance paid by customers of the Subsidiary Banks to the unaffiliated, third-party insurors to which First Banc Insurors placed such policies. In addition, First Banc Insurors received approximately $999,000, $635,000 and $1,067,000 for each of the three years ended December 31, 1995, 1994 and 1993, respectively, in

                      FIRST BANKS, INC. AND SUBSIDIARIES
commissions in connection with the purchase and/or sale of annuities and securities by certain customers of the Subsidiary Banks. Commissions received by First Banc Insurors in connection with the purchase and/or sale of such annuities and securities were paid by an unaffiliated, third-party company. First Securities America, Inc. is owned by a trust established and administered by and for the benefit of First Banks' Chairman and members of his immediate family. The insurance premiums on which the aforementioned commissions were earned were competitively bid and First Banks deems the commissions First Banc Insurors earned to be comparable to those which would have been earned by an unaffiliated third-party agent.

    Through a facilities management agreement with FirstServ, Inc., First Services, L.P. provides data processing services and operational support for First Banks and its subsidiaries. First Services, L.P. is a limited partnership indirectly owned by First Banks' Chairman and his children through its General Partners and Limited Partners. FirstServ, Inc. paid $2.9 million, $2.5 million and $2.3 million in fees to First Services, L.P. under the terms of the facilities management agreement for the years ended December 31, 1995, 1994 and 1993, respectively.

(17) CAPITAL STOCK OF SUBSIDIARIES

  FIRST BANKS AMERICA, INC.

    First Banks owns all of the Class B Common Stock (Class B common) of FBA representing 65.41% of all classes of outstanding voting stock at December 31, 1995. FBA Common Stock (Class A common), which is publicly traded on the New York Stock Exchange, is the only other class of voting stock.

    During 1995 and 1994, options were exercised to purchase 30,633 and 35,567 shares of Class A common at an exercise price of $3.75 per share. Offsetting the decrease in First Banks' ownership interest in FBA are repurchases of FBA's Class A common. For the year ended December 31, 1995, FBA repurchased 79,603 shares of Class A common. As a result of these transactions, First Banks' ownership interest changed from 65.05% as of August 31, 1994 to 65.41% and 64.60% at December 31, 1995 and 1994, respectively. The exercising of the options and repurchasing of Class A common resulted in a reduction of First Banks' capital surplus of $172,000 and $125,000 for the years ended December 31, 1995 and 1994, respectively.

    The Stock Purchase and Operating Agreement (FBA Agreement) between First Banks and FBA provides for certain limitations on the capital structure of FBA. The FBA Agreement provides that, after August 31, 1999, each share of Class B common will be convertible into one share of Class A common. The Class B common will not be registered with the Securities and Exchange Commission or listed for trading on the New York Stock Exchange until at least August 31, 1999. Thereafter, First Banks will have the right to require FBA to register with the Securities and Exchange Commission all or a portion of the shares of Class A common received upon conversion of First Banks' Class B common. First Banks, as the owner of the Class B common, has certain antidilutive rights for 7 1/2 years after the date of transaction which would enable First Banks to maintain an ownership interest of at least 55% in the event FBA issues additional shares of Class A common. The Class B common may not be transferred by First Banks without the prior approval of FBA, except in certain limited instances. In addition, the Class B common has dividend rights which are inferior to those of the Class A common, in the event FBA commences the payment of dividends in the future.

    FBA has a stock option plan under which options were granted to certain directors and senior officers to purchase shares of Class A Common. At December 31, 1995 and 1994, FBA had options outstanding to purchase up to 67,500 and 98,133, respectively, shares of Class A common at an exercise price of $3.75.

    In connection with a previous corporate restructuring, FBA issued warrants for the purchase of additional Class A common. At December 31, 1995 and 1994, FBA had warrants outstanding to purchase 196,999 shares of Class A common. The exercise prices with respect to these warrants are $.75 for 131,336 shares and $81.15 for 65,663 shares. Management believes the latter warrants have little, if any, fair market value.

                      FIRST BANKS, INC. AND SUBSIDIARIES

    The market value of FBA's Class A common was approximately $12.25 per share at December 31, 1995. If the options to acquire 67,500 shares and the warrants to acquire 131,336 shares of Class A common were exercised, First Banks' ownership interest in FBA would be reduced from 65.41% to 62.17%.

  FIRST COMMERCIAL BANCORP, INC.

    First Banks owns 93.29% of all outstanding voting stock of FCB at December 31, 1995. FCB Common is traded on the NASDAQ Small Cap Market System.

    First Banks also purchased $6.5 million of debentures (FCB Debentures) secured by all of the outstanding stock of First Commercial. The FCB Debentures bear interest at 12% per year and mature five years after issuance. The FCB Debentures, including any accrued but unpaid interest thereon, will be converted at maturity into FCB Common at $.10 per share. However, at the election of First Banks, the FCB Debentures may be converted into FCB Common at the same rate at any time after issuance.

    FCB is in process of offering up to $5.0 million of FCB Common (Rights Offering) to current shareholders of FCB at $0.10 per share. If the Rights Offering is completed and fully subscribed, First Banks' ownership of FCB will be reduced to approximately 50.25%, excluding the effect of conversion of the FCB Debenture. If the FCB Debentures and the accrued interest thereon had been converted by First Banks following the Rights Offering, its ownership would be approximately 66.95%.

    In addition, eligible shareholders of FCB Common have the right to receive additional stock or cash based on certain future events. At June 30, 1996, FCB will issue additional shares of FCB Common or cash if the adjusted stockholders' equity per share exceeds $.10 per share. For this purpose, stockholders' equity is adjusted to the extent the allowance for possible loan losses at June 30, 1995 is determined to exceed the amount derived from a specified formula applied to the remaining loan portfolio and reduced by an imputed interest factor applied to the capital provided by First Banks and the subscribers to the Rights Offering. Thereafter, through October 31, 1998, present stockholders may receive additional shares of FCB Common or cash based on recoveries received from a pool of specified charged-off loans. First Banks does not believe that the issuance of additional FCB Common or cash based on the occurrence of these certain events, if any, will have a significant impact on the financial condition or results of operations of First Banks.

(18) DISTRIBUTION OF EARNINGS OF SUBSIDIARIES

    The Subsidiary Banks are restricted by various state and federal regulations, as well as by the terms of the Credit Agreement described in Note 8, in the amount of dividends which is available for payment of dividends to First Banks, Inc. Under the most restrictive of these requirements, the future payment of dividends from subsidiary financial institutions is limited to approximately $45.3 million, unless prior permission of the regulatory authorities or the lending banks is obtained.

                      FIRST BANKS, INC. AND SUBSIDIARIES

(19) PARENT COMPANY ONLY FINANCIAL INFORMATION

    Following are condensed balance sheets of First Banks (parent company only) as of December 31, 1995 and 1994, and condensed statements of income and cash flows for the years ended December 31, 1995, 1994 and 1993:

CONDENSED BALANCE SHEETS

                                                                                         DECEMBER 31,
                                                                                     ---------------------
                                                                                     1995             1994
                                                                                     ----             ----
                                                                               (DOLLARS EXPRESSED IN THOUSANDS)
                                     ASSETS
Cash deposited in subsidiary banks..............................................   $  1,331            7,974
Investment in subsidiaries, at equity...........................................    289,211          236,328
Investment securities...........................................................     17,544           18,370
Other assets....................................................................     19,943            4,591
                                                                                   --------          -------
        Total assets............................................................   $328,029          267,263
                                                                                   ========          =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable...................................................................     88,135           46,203
Accrued expenses and other liabilities..........................................      5,289            3,748
                                                                                   --------          -------
        Total liabilities.......................................................     93,424           49,951
Stockholders' equity............................................................    234,605          217,312
                                                                                   --------          -------
        Total liabilities and stockholders' equity..............................   $328,029          267,263
                                                                                   ========          =======

CONDENSED STATEMENTS OF INCOME

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                     ----------------------------
                                                                                     1995        1994        1993
                                                                                     ----        ----        ----
                                                                                   (DOLLARS EXPRESSED IN THOUSANDS)
Income:
    Dividends from subsidiaries.................................................   $ 57,901      42,500     14,047
    Management fees from subsidiaries...........................................      5,108       4,304      4,081
    Other income................................................................      2,015       2,410        854
                                                                                   --------     -------     ------
        Total income............................................................     65,024      49,214     18,982
                                                                                   --------     -------     ------
Expenses:
    Interest expense............................................................      5,861       1,034        169
    Salaries and employee benefits..............................................      4,597       4,723      3,735
    Legal and professional fees.................................................      2,426       1,892        994
    Other expenses..............................................................      3,035       2,391      1,931
                                                                                   --------     -------     ------
        Total expenses..........................................................     15,919      10,040      6,829
                                                                                   --------     -------     ------
        Income before income tax benefit, equity in undistributed earnings
          (loss) of subsidiaries and cumulative effect of change in accounting
          principle.............................................................     49,105      39,174     12,153
Income tax benefit..............................................................     (2,007)     (1,162)      (631)
                                                                                   --------     -------     ------
        Income before equity in undistributed earnings (loss) of subsidiaries
          and cumulative effect of change in accounting principle...............     51,112      40,336     12,784
Equity in undistributed earnings (loss) of subsidiaries, net of dividends
  paid..........................................................................    (26,641)    (16,304)     9,644
        Income before cumulative effect of change in accounting principle.......     24,471      24,032     22,428
Cumulative effect of change in accounting principle.............................         --          --        766
                                                                                   --------     -------     ------
        Net income..............................................................   $ 24,471      24,032     23,194
                                                                                   ========     =======     ======

                      FIRST BANKS, INC. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                     ----------------------------
                                                                                     1995        1994        1993
                                                                                     ----        ----        ----
                                                                                   (DOLLARS EXPRESSED IN THOUSANDS)
Cash flows from operating activities:
    Income before cumulative effect of change in accounting principle...........   $ 24,471      24,032      22,428
    Adjustments to reconcile net income to net cash provided by operating activities:
        Net income of subsidiaries..............................................    (30,973)    (24,931)    (23,691)
        Dividends from subsidiaries.............................................     57,901      42,500      14,047
        Other, net..............................................................         58        (511)      1,931
                                                                                   --------     -------     -------
            Net cash provided by operating activities...........................     51,457      41,090      14,715
                                                                                   --------     -------     -------
Cash flows from investing activities:
    (Increase) decrease in investment securities................................      2,420      (2,017)     31,988
    Acquisitions of subsidiaries................................................    (49,996)    (72,624)         --
    Capital contributions to subsidiaries.......................................    (44,329)    (14,656)     (2,528)
    Return of subsidiary capital................................................     12,149          --          --
    (Decrease) increase in advances to subsidiaries.............................    (13,529)         --       1,600
    Other, net..................................................................     (1,011)       (125)         --
                                                                                   --------     -------     -------
            Net cash provided by (used in) investing activities.................    (94,296)    (89,422)     31,060
                                                                                   --------     -------     -------
Cash flows from financing activities:
    Increase (decrease) in notes payable........................................     41,932      46,203     (30,000)
    Payment of preferred stock dividends........................................     (5,736)     (5,735)     (5,766)
                                                                                   --------     -------     -------
            Net cash provided by (used in) financing activities.................     36,196      40,468     (35,766)
                                                                                   --------     -------     -------
            Net increase (decrease) in cash and cash equivalents................     (6,643)     (7,864)     10,009
Cash and cash equivalents, beginning of year....................................      7,974      15,838       5,829
                                                                                   --------     -------     -------
Cash and cash equivalents, end of year..........................................   $  1,331       7,974      15,838
                                                                                   ========     =======     =======

(20) CONTINGENT LIABILITIES

    In the ordinary course of business, there are various legal proceedings pending against First Banks. Management, after consultation with legal counsel, is of the opinion that the ultimate resolution of these proceedings will have not material effect on the consolidated financial position or results of operations of First Banks.

(21) EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT AUDITORS

    In accordance with the provisions of the FCB Agreement described in Note 2 to the consolidated financial statements, on May 18, 1996, FCB completed an offering of a maximum of $5.0 million of newly-issued common stock at $.10 per share to its shareholders, other than First Banks, and to individuals who were not shareholders of FCB. In June 1996, FCB concluded a concurrent offering to exchange shares of its common stock for certain outstanding dividend obligations and accrued interest thereon of FCB. As a result of these offerings, FCB issued 29.7 million additional shares of common stock for $2.97 million and exchanged 6.4 million shares of its common stock for its obligation to pay $643,000 of dividends and accrued interest. This newly-issued stock reduced the ownership of First Banks in FCB to 61.46%, excluding the effect of the potential conversion of the debentures held by First Banks. If the debentures and accrued interest thereon had been converted as of September 30, 1996, First Banks' ownership of FCB would have been 76.96%.

    For the periods from their respective dates of acquisition through May 18, 1996, FCB and First Commercial were included in the consolidated federal income tax return and the unitary or consolidated state income tax returns of First Banks. Due to the reduction of its ownership below 80%, for periods subsequent to that date FCB and First

                      FIRST BANKS, INC. AND SUBSIDIARIES

Commercial are no longer eligible for consolidation with First Banks for federal tax purposes. Furthermore, in the event First Banks' interest in FCB were to increase to over 80% in the future, current tax regulations preclude FCB and First Commercial from reconsolidating with First Banks for five years from the date of deconsolidation, without the permission of the Internal Revenue Service.

    On November 1, 1996, FBA completed its acquisition of Sunrise Bancorp, Roseville, California, (Sunrise) and its wholly owned subsidiary, Sunrise Bank of California, in exchange for $17.6 million in cash. Sunrise's total assets were $112.4 million, consisting primarily of loans of $61.1 million and cash and cash equivalents and investment securities of $48.2 million. The acquisition was funded from available cash of $3.6 million, and borrowings from First Banks of $14.0 million. The funds provided by First Banks were borrowed by it under its Credit Agreement. The transaction was accounted for using the purchase method of accounting. The excess of cost over the fair value of the net assets acquired was approximately $3.1 million and is being amortized over 15 years. The results of operations of Sunrise for periods prior to its acquisition are not material to the consolidated financial statements.

    On July 18, 1996, First Banks renewed its Credit Agreement under which its revolving credit facility was scheduled to mature as of July 12, 1996. The renewed Credit Agreement provides a $40 million revolving loan commitment and a $50 million term loan. Interest under the revolving loan commitment and the term loan is payable monthly at the lead bank's corporate base rate or, at the option of First Banks, at the London Interbank Offered Rate plus 1.50% and 1.25%, respectively. Loans and accrued interest under the revolving loan commitment mature on July 11, 1997. The term loan requires quarterly principal payments of $2.5 million until its maturity on July 12, 2000, at which time the remaining principal and accrued interest is due and payable. The Credit Agreement is collateralized by all of the stock of the Subsidiary Banks which is owned by First Banks. The Credit Agreement requires maintenance of certain minimum capital ratios for each financial institution subsidiary and prohibits the payment of dividends on First Banks' common stock. At September 30, 1996, First Banks and the Subsidiary Banks were in compliance with all restrictions and requirements in the Credit Agreement.

    On September 30, 1996, President Clinton signed legislation establishing a one-time special deposit insurance assessment to recapitalize the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation
(FDIC), thereby bringing it into parity with the Bank Insurance Fund (BIF) of the FDIC. As a result of this legislation, First Banks recorded an $8.6 million charge for the assessment in its consolidated financial statements as of September 30, 1996. It is expected that First Banks' cost of deposit insurance will decrease by approximately $2.0 million for the year ended December 31, 1997 compared to its cost of deposit insurance for the year ending December 31, 1996, excluding the effect of the special assessment. The expected decrease in the cost of deposit insurance is predicated on an assessment rate for 1997 of
1.29 basis points and 6.44 basis points for each $100 of assessable deposits of BIF and SAIF deposits, respectively, compared to the current assessment rate, applicable only to SAIF deposits, of 23 basis points.

    During 1996, First Banks has shortened the expected life of its loan portfolio by changing the distribution of that portfolio primarily between residential mortgage and indirect automobile loans to commercial, commercial real estate and construction and development loans. This change created a disparity between the estimated life of the portfolio and that which had been originally anticipated in its interest rate risk simulation models. These models are used to determine the need for hedges of its interest rate exposure. Consequently, in November 1996, First Banks realigned the maturity of its interest-bearing liabilities with the current estimated life of its loan portfolio through the termination of $75 million of interest rate swap agreements. This resulted in a loss of $5.3 million which has been deferred. The deferred loss will be amortized over the remaining lives of the agreements, unless the underlying liabilities are repaid in advance of their expected maturities.

(22) BASIS OF PRESENTATION-INTERIM CONSOLIDATED FINANCIAL STATEMENTS
     (UNAUDITED)

    The unaudited interim consolidated financial statements include the accounts of First Banks and its subsidiaries after elimination of material intercompany transactions. This unaudited data, in the opinion of First Banks, includes all adjustments necessary for the fair presentation thereof. All adjustments made were of a normal and recurring nature.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                         INDEPENDENT AUDITORS' REPORT

KPMG PEAT MARWICK LLP

The Board of Directors and Stockholders
First Commercial Bancorp, Inc.:

    We have audited the accompanying consolidated balance sheet of First Commercial Bancorp, Inc. and subsidiary (the Company) as of December 31, 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying 1994 and 1993 consolidated financial statements of First Commercial Bancorp, Inc. and subsidiary were audited by other auditors whose report thereon dated March 29, 1995 included an explanatory paragraph that described the Company's uncertain ability to continue as a going concern and the Company's various regulatory agreements with the Federal Deposit Insurance Corporation, the California State Banking Department and the Federal Reserve Bank of San Francisco.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Commercial Bancorp, Inc. and subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                  /s/ KPMG PEAT MARWICK LLP

St. Louis, Missouri
March 8, 1996

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of First Commercial Bancorp, Inc.:

    We have audited the consolidated balance sheets of FIRST COMMERCIAL BANCORP, INC. (a Delaware corporation) and subsidiary as of December 31, 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1994 as restated (see Note 16). These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Commercial Bancorp, Inc. and subsidiary as of December 31, 1994 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that both First Commercial Bancorp, Inc. (the ``Company'') and First Commercial Bank (the ``Bank'') will continue as going concerns. As discussed in Notes 2 and 15 to the financial statements, both the Company and the Bank have entered into various regulatory agreements (the ``Agreements'') with the Federal Deposit Insurance Corporation (the ``FDIC''), the California State Banking Department and the Federal Reserve Bank of San Francisco. These Agreements require the Company and the Bank, among other compliance terms, to maintain certain minimum capital levels. The Company and the Bank are not in compliance with these minimum capital requirements and have suffered recurring losses from operations. An amended capital plan has been submitted to the bank regulators, which plan was approved by the FDIC on January 30, 1995. The plan consists of both an intent to decrease the Bank's asset size and the raising of capital through the sale of stock. There is no assurance that the Company will be able to raise sufficient capital to meet the minimum capital requirements. Failure to meet regulatory capital requirements or comply with the terms of the Agreements could subject the Company and the Bank to additional actions by the bank regulatory authorities, including restrictions on operations, mandatory asset dispositions or seizure. These matters raise substantial doubt about the ability of the Company and the Bank to continue as going concerns. Their ability to continue as going concerns is dependent on many factors, one of which is regulatory action and the ability to raise sufficient capital. Management's plans in regard to these matters are described in Notes 2 and 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                      /s/ Arthur Andersen LLP

San Francisco, California
March 29, 1995

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  DECEMBER 31,
                                                                                ----------------
                                                                                1995        1994
                                                                                ----        ----
                                  ASSETS
Cash and cash equivalents:
    Cash and due from banks................................................   $  9,768      19,059
    Federal funds sold.....................................................      9,000      27,200
    Securities purchased under resale agreements...........................         --      40,000
                                                                              --------     -------
        Total cash and cash equivalents....................................     18,768      86,259
                                                                              --------     -------
Interest-bearing deposits with other financial institutions with original
  maturities over three months.............................................         --         299
Investment securities:
    Available for sale, at market value....................................     63,291      13,727
    Held to maturity, at amortized cost (estimated market value of $11,005
     and $3,815 at December 31, 1995 and 1994, respectively)...............     10,958       3,963
                                                                              --------     -------
        Total investment securities........................................     74,249      17,690
                                                                              --------     -------
Loans:
    Commercial and financial...............................................     33,752      69,597
    Real estate construction and development...............................      4,094      16,386
    Real estate mortgage...................................................     32,857      38,439
    Consumer and installment...............................................      3,508       5,993
                                                                              --------     -------
        Total loans........................................................     74,211     130,415
Unearned discount..........................................................       (196)       (243)
Allowance for possible loan losses.........................................     (5,388)     (7,437)
                                                                              --------     -------
        Net loans..........................................................     68,627     122,735
                                                                              --------     -------
Lease receivable, net......................................................        991       1,038
Bank premises and equipment, net...........................................      2,247       2,637
Accrued interest receivable................................................      1,429       1,287
Other real estate..........................................................      1,380       5,222
Other assets...............................................................      1,844       2,139
                                                                              --------     -------
        Total assets.......................................................   $169,535     239,306
                                                                              ========     =======

The accompanying notes are an integral part of the consolidated financial statements.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                    CONSOLIDATED BALANCE SHEETS (CONTINUED)
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                  DECEMBER 31,
                                                                                ----------------
                                                                                1995        1994
                                                                                ----        ----
                                LIABILITIES
Deposits:
    Demand:
        Non-interest-bearing...............................................   $ 27,517      56,483
        Interest-bearing...................................................     39,646      68,840
    Savings................................................................     16,707      21,695
    Time deposits:
        Time deposits of $100 or more......................................     18,764      25,317
        Other time deposits................................................     53,530      61,201
                                                                              --------     -------
            Total deposits.................................................    156,164     233,536
Accrued interest payable...................................................        487         335
Accrued and other liabilities..............................................      2,805       1,080
12% convertible debentures.................................................      6,500          --
                                                                              --------     -------
            Total liabilities..............................................    165,956     234,951
                                                                              --------     -------

                           STOCKHOLDERS' EQUITY

Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares
  issued and outstanding...................................................         --          --
Common stock, $.01 par value, 250,000,000 shares and 5,000,000 shares authorized at December 31, 1995 and 1994, respectively; 69,675,110 shares issued and outstanding at December 31, 1995 and 4,775,110 shares issued
  and 4,675,110 shares outstanding at December 31, 1994, respectively......        697          48
Capital surplus............................................................     33,251      28,495
Retained deficit...........................................................    (30,311)    (22,880)
Treasury stock, at cost: 1995, none; 1994, 100,000 shares..................         --        (709)
Net fair value adjustment for securities available for sale................        (58)       (599)
                                                                              --------     -------
            Total stockholders' equity.....................................      3,579       4,355
                                                                              --------     -------
            Total liabilities and stockholders' equity.....................   $169,535     239,306
                                                                              ========     =======

The accompanying notes are an integral part of the consolidated financial statements.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                            YEARS ENDED DECEMBER 31,
                                                                          -----------------------------
                                                                          1995         1994        1993
                                                                          ----         ----        ----
Interest income:
    Interest and fees on loans........................................   $ 9,734      15,126      17,787
    Investment securities.............................................     1,981       1,109       1,286
    Federal funds sold, securities purchased under resale agreements
      and other.......................................................     2,035       2,121       1,027
                                                                         -------     -------     -------
            Total interest income.....................................    13,750      18,356      20,100
                                                                         -------     -------     -------
Interest expense:
    Deposits:
        Interest-bearing demand.......................................     1,082       1,989       2,405
        Savings.......................................................       481         589         723
        Time deposits of $100 or more.................................     1,054       1,123       1,131
        Other time deposits...........................................     3,366       2,157       2,026
    Other borrowings..................................................       153          52          85
                                                                         -------     -------     -------
            Total interest expense....................................     6,136       5,910       6,370
                                                                         -------     -------     -------
            Net interest income.......................................     7,614      12,446      13,730
Provision for possible loan losses....................................     3,885       9,809       8,100
                                                                         -------     -------     -------
            Net interest income after provision for possible loan
              losses..................................................     3,729       2,637       5,630
                                                                         -------     -------     -------
Noninterest income:
    Service charges on deposit accounts and customer service fees.....       801       1,282       1,426
    Other income......................................................       527         691       1,569
                                                                         -------     -------     -------
            Total noninterest income..................................     1,328       1,973       2,995
                                                                         -------     -------     -------
Noninterest expense:
    Salaries and employee benefits....................................     4,117       6,568       6,951
    Occupancy, net of rental income...................................     1,603       1,443       1,475
    Furniture and equipment...........................................       581         930       1,075
    Federal Deposit Insurance Corporation premiums....................       629         820         866
    Postage, printing and supplies....................................       297         372         527
    Legal, examination and professional fees..........................     1,164         725         843
    Data processing...................................................       145          80          72
    Communications....................................................       210          82         162
    Losses and expenses on foreclosed property........................     2,631       6,035       4,805
    Amortization and write-off of acquisition intangibles.............        --       1,047          73
    Other.............................................................     1,212       2,291       2,854
                                                                         -------     -------     -------
            Total noninterest expense.................................    12,589      20,393      19,703
                                                                         -------     -------     -------
            Loss before provision (benefit) for income taxes..........    (7,532)    (15,783)    (11,078)
Provision (benefit) for income taxes..................................      (101)      2,407      (3,767)
                                                                         -------     -------     -------
            Net loss..................................................   $(7,431)    (18,190)     (7,311)
                                                                         =======     =======     =======
Net loss per common share.............................................   $  (.33)      (3.89)      (1.56)
                                                                         =======     =======     =======
Weighted average common stock and common stock equivalents outstanding
  (in thousands)......................................................    22,826       4,675       4,675
                                                                         =======     =======     =======

The accompanying notes are an integral part of the consolidated financial statements.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                      THREE YEARS ENDED DECEMBER 31, 1995
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                              NET FAIR
                                                                                               VALUE
                                                                                             ADJUSTMENT        TOTAL
                                                                 RETAINED                  FOR SECURITIES     STOCK-
                                           COMMON     CAPITAL    EARNINGS     TREASURY       AVAILABLE        HOLDERS'
                                           STOCK      SURPLUS    (DEFICIT)     STOCK          FOR SALE        EQUITY
                                           ------     -------    ---------    --------     --------------     -------
Balance, January 1, 1993................    $ 48      28,484       2,621        (709)             --           30,444
Net loss................................      --          --      (7,311)         --              --           (7,311)
Exercise of stock options...............      --          11          --          --              --               11
                                            ----      ------     -------        ----            ----          -------
Balance, December 31, 1993..............      48      28,495      (4,690)       (709)             --           23,144
Adoption of SFAS 115....................      --          --          --          --             342              342
Net loss................................      --          --     (18,190)         --              --          (18,190)
Net fair value adjustment for securities
  available for sale....................      --          --          --          --            (941)            (941)
                                            ----      ------     -------        ----            ----          -------
Balance, December 31, 1994..............      48      28,495     (22,880)       (709)           (599)           4,355
Net loss................................      --          --      (7,431)         --              --           (7,431)
Retirement of treasury stock............      (1)       (708)         --         709              --               --
Net fair value adjustment for securities
  available for sale....................      --          --          --          --             541              541
Issuance of common stock pursuant to
  stock purchase agreement..............     650       5,464          --          --              --            6,114
                                            ----      ------     -------        ----            ----          -------
Balance, December 31, 1995..............    $697      33,251     (30,311)         --             (58)           3,579
                                            ====      ======     =======        ====            ====          =======

The accompanying notes are an integral part of the consolidated financial statements.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                        YEARS ENDED DECEMBER 31,
                                                                                      ----------------------------
                                                                                      1995        1994        1993
                                                                                      ----        ----        ----
                                                                                    (DOLLARS EXPRESSED IN THOUSANDS)
Cash flows from operating activities:
    Net loss....................................................................    $ (7,431)    (18,190)     (7,311)
    Adjustments to reconcile net loss to net cash provided by operating activities:
        Depreciation and amortization...........................................         899         958       1,024
        Provision for possible loan losses......................................       3,885       9,809       8,100
        Write-down of other real estate.........................................       1,141       4,963       2,981
        Loss (gain) on disposal of assets.......................................        (149)         88          36
        Benefit of deferred taxes...............................................      (6,081)     (6,497)     (1,090)
        Write-off of intangible.................................................          --       1,047          --
        Valuation allowance for deferred taxes..................................       6,081       8,904          --
        Increase (decrease) in interest receivable and other assets.............         521       3,156      (1,459)
        Increase (decrease) in interest payable.................................         275         (19)        (11)
        Increase (decrease) in accrued expenses and other liabilities...........       1,602      (1,404)        612
                                                                                    --------     -------     -------
            Net cash provided by operating activities...........................         743       2,815       2,882
                                                                                    --------     -------     -------
Cash flows from investing activities:
    Net (increase) decrease in interest-bearing deposits with other financial
      institutions..............................................................         299       3,674        (308)
    Proceeds from maturity of investment securities.............................       2,168      30,982       8,160
    Proceeds from the sale of investment securities.............................       1,062          --          --
    Purchase of investment securities...........................................     (59,451)     (5,135)    (30,028)
    Net decrease in loans.......................................................      46,423      48,082      28,452
    Net decrease in deferred loan fees..........................................         (47)       (301)       (179)
    Purchases of premises and equipment.........................................        (156)       (222)       (387)
    Net decrease in lease financing.............................................          47          47          23
    Proceeds from sale of other real estate.....................................       4,522      10,340       8,111
    Payments to complete other real estate......................................          --        (638)       (487)
                                                                                    --------     -------     -------
            Net cash provided by investing activities...........................      (5,133)     86,829      13,357
                                                                                    --------     -------     -------
Cash flows from financing activities:
    Net increase (decrease) in demand and savings deposits......................     (49,980)    (97,634)     12,156
    Net increase (decrease) in time deposits....................................     (10,827)      7,375      11,894
    Payment from sale of deposits, net..........................................     (14,541)         --          --
    Proceeds from the issuance of common stock..................................       6,114          --          11
    Proceeds from the issuance of convertible debentures........................       6,133          --          --
                                                                                    --------     -------     -------
            Net cash (used in) provided by financing activities.................     (63,101)    (90,259)     24,061
                                                                                    --------     -------     -------
            Net increase (decrease) in cash and cash equivalents................     (67,491)       (615)     40,300
Cash and cash equivalents at beginning of year..................................      86,259      86,874      46,574
                                                                                    --------     -------     -------
Cash and cash equivalents at end of year........................................    $ 18,768      86,259      86,874
                                                                                    ========     =======     =======
Supplemental disclosures of cash flow information:
    Cash paid during the period for:
        Interest................................................................    $  5,861       5,929       6,380
        Income taxes............................................................          --          17          24
                                                                                    ========     =======     =======
Supplemental schedule of noncash investing and financing activities--net decrease in other real estate as a result of foreclosure or financing, and
  other related transactions....................................................    $              1,672       6,714
                                                                                    ========     =======     =======

The accompanying notes are an integral part of the consolidated financial statements.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying consolidated financial statements of First Commercial Bancorp, Inc. and subsidiary (FCB or the Company) have been prepared in accordance with generally accepted accounting principles and conform to practices prevalent among financial institutions.

    As more fully discussed in Note 2, FCB executed an Amended and Restated Stock Purchase Agreement (Stock Purchase Agreement) with First Banks, Inc., St. Louis, Missouri (First Banks) and Mr. James F. Dierberg, Chairman, President and Chief Executive Officer of First Banks, to provide for the recapitalization of FCB and its wholly owned subsidiary, First Commercial Bank (Bank). As a result, First Banks owned 93.29% of the outstanding voting stock of FCB at December 31, 1995.

    As provided by the Stock Purchase Agreement, First Banks initially owned Bank preferred stock and Bank common stock which was subsequently converted into FCB common stock on December 27, 1995. The consolidated financial statements have been prepared as if such conversion had occurred on August 22 and 23, 1995, respectively, and as if FCB had owned all of the outstanding stock of the Bank throughout 1995. The Bank preferred stock was nonvoting stock and had no dividend requirement, except to the extent dividends may be paid on Bank common stock. The Bank common stock, during the period it was held by First Banks, was subject to an irrevocable proxy giving the FCB Board of Directors the right to vote such shares. Consequently, although First Banks owned approximately 99% of the outstanding Bank common stock during this period, it did not have voting control until its stock was converted to FCB common stock.

    The following is a summary of the more significant policies followed by
FCB:

BUSINESS

    FCB provides a full range of banking services to individual and corporate customers through its subsidiary bank, First Commercial Bank, located in Sacramento, Campbell, Concord, Roseville, and San Francisco, California. FCB and the Bank are subject to regulations of various federal agencies and undergo periodic examinations by these regulatory agencies.

BASIS OF PRESENTATION

    The consolidated financial statements of FCB have been prepared in accordance with generally accepted accounting principles and conform to predominant practices within the banking industry. Management of FCB has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the parent company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

    The Bank maintains deposit balances with various banks which are necessary for check collection and account activity charges. Cash in excess of immediate requirements is invested on a daily basis in federal funds, interest-bearing deposits with other financial institutions and securities purchased under resale agreements. Cash, due from banks, federal funds sold, interest-bearing deposits with original maturities of three months or less and securities purchased under resale agreements are considered to be cash and cash equivalents for purposes of the consolidated statements of cash flows. The Bank is required to maintain certain daily reserve balances in accordance with

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY regulatory requirements. These reserve balances maintained in accordance with such requirements were $1.13 million and $2.34 million at December 31, 1995 and 1994, respectively.

INVESTMENT SECURITIES

    The classification of investment securities as available for sale or held to maturity is determined at the date of purchase. FCB does not engage in the trading of investment securities.

    Investment securities designated as available for sale, which include any security which FCB has no immediate plan to sell but which may be sold in the future under different circumstances, are stated at fair value. Realized gains and losses are included in noninterest income upon commitment to sell, based on the amortized cost of the individual security sold. Unrealized gains and losses are recorded, net of related income tax effects, in a separate component of stockholders' equity. All previous fair value adjustments included in the separate component of stockholders' equity are reversed upon sale.

    Investment securities designated as held to maturity, which include any security for which FCB has the positive intent and ability to hold to maturity, are stated at cost, net of amortization of premium and accretion of discount computed on the level yield method, taking into consideration the level of current and anticipated prepayments.

LOANS

    Loans are carried at cost, adjusted for amortization of premiums and accretion of discounts using a method which approximates the level yield method. Interest and fees on loans are recognized as income using the interest method. Loans are stated at cost as FCB has the ability and it is management's intention to hold them to maturity.

    The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. Generally, payments received on nonaccrual loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant resumption of interest accruals.

    FCB adopted the provisions of Statement of Financial Accounting Standards
(SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, which amends SFAS 114, on January 1, 1995. SFAS 114 defines the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms have been modified in troubled-debt restructurings. SFAS 118 amends SFAS 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan. FCB has elected to continue to use its existing method for recognizing interest on impaired loans as described above. The implementation of these statements did not have a material effect on FCB's financial position and resulted in no additional provision for possible loan losses.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The allowance for possible loan losses is maintained at a level considered adequate to provide for potential losses. The provision for possible loan losses is based on a periodic analysis of the loan portfolio by management, considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral and payment experience. In addition to the allowance for estimated losses on impaired loans, an overall unallocated allowance is established to provide for unidentified credit losses which are inherent in the portfolio. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

BANK PREMISES AND EQUIPMENT

    Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY are capitalized and amortized over the shorter of their estimated useful lives or the related lease terms. Bank premises are depreciated on the straight-line method over 11 to 41 years. Furniture, fixtures and equipment are depreciated on the straight-line method over one to seven years.

OTHER REAL ESTATE

    Other real estate (ORE) which includes real estate acquired through foreclosure or by deed in lieu of foreclosure, is stated at the lower of fair value less applicable selling costs or cost at the time the property is acquired. The excess of cost over fair value of ORE at the date of acquisition is charged to the allowance for possible loan losses. Subsequent reductions in carrying value to reflect current fair value or costs incurred in maintaining the properties are charged to expense as incurred.

INTANGIBLES

    As part of the 1982 acquisition of the business of thirteen branches of California Canadian Bank, a leasehold interest intangible asset was established and is being amortized over the remaining lives of the leases. The unamortized balance at December 31, 1995 and 1994 was $72,000 and $232,000, respectively, and is included in other assets.

    In 1988, FCB acquired the business of three branches of Citizens Bank of Roseville resulting in excess cost over net assets acquired of $1.43 million. FCB concluded that there was no future value to the intangible and, accordingly, the remaining intangible was charged-off resulting in amortization expense for the year ended December 31, 1994 of $1.05 million. Amortization expense for the year ended December 31, 1993 was $73,000.

INCOME TAXES

    FCB and its subsidiary filed a consolidated federal income tax return for the periods preceding First Banks' acquisition of FCB and the Bank. For the periods subsequent to First Banks' acquisition, FCB and the Bank have joined in filing a consolidated federal income tax return with First Banks. Prior to August 24, 1995, FCB and the Bank each paid their respective portion of federal income taxes or received payments to the extent that tax benefits were realized. Subsequent to the acquisition of FCB common stock by First Banks, FCB and the Bank each pay their respective portion of federal income taxes to, or receive payments from, First Banks to the extent that tax benefits are available within First Banks' consolidated group. As more fully described in
Note 8, should First Banks' ownership percentage fall below 80%, any subsequent tax benefits to be realized by FCB will be dependent on the separate profitability of FCB.

    Effective January 1, 1993, FCB adopted SFAS No. 109, Accounting for Income Taxes. SFAS 109 requires a change from the deferred method of accounting for income taxes, pursuant to Accounting Principles Board Opinion No. 11 (APB 11), to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Upon adoption of SFAS 109, the one-time cumulative effect of this change in accounting for income taxes was not material to the financial position or results of operations of FCB. Prior years' consolidated financial statements have not been restated to apply the provisions of SFAS 109.

FINANCIAL INSTRUMENTS

    A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

NET LOSS PER COMMON AND COMMON EQUIVALENT SHARES

    Net loss per share is computed using the weighted average number of shares outstanding during the year plus the dilutive effect, if any, of stock options.

RECLASSIFICATIONS

    Certain 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.

(2) RECAPITALIZATION

    For each of the three years ended December 31, 1994, FCB and the Bank incurred substantial operating losses related primarily to asset quality problems. These problems continued throughout 1995, resulting in the elimination of FCB's stockholders' equity, and the substantial reduction of the Bank's stockholders' equity, by June 30, 1995. Recognizing that new capital was imperative for the Company's survival, the Board of Directors and management had begun a concerted effort in early 1995 to replenish its capital base. However, the rapidity with which losses were incurred during the first six months of 1995 necessitated expediting this process. As a result, as of June 30, 1995, the Company and the Bank entered into a Stock Purchase Agreement with First Banks and Mr. James F. Dierberg. Pursuant to the Stock Purchase Agreement, Mr. Dierberg provided interim financing for the Bank in the form of a purchase of $1.5 million of nonvoting preferred stock. However, in spite of this additional capital, the leverage capital ratios of FCB and the Bank as of June 30, 1995 had declined to (.23%) and 1.08%, respectively.

    The Bank's reduced capital level caused it to be classified as ``critically undercapitalized'' for regulatory purposes, subjecting it to the Prompt Corrective Action provisions of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. These provisions required it to seek additional capital or face the possible imposition of a conservatorship or receivership within 90 days. In order to achieve the capital levels required, on August 7, 1995, FCB and the Bank entered into the Stock Purchase Agreement with First Banks and Mr. Dierberg. The Stock Purchase Agreement, and subsequent agreements entered into with First Banks, resulted in a series of transactions as follows:

        a. On August 22, 1995, First Banks acquired the Bank preferred stock from Mr. Dierberg for $1.5 million.

        b. On August 23, 1995, First Banks purchased 116,666,666 shares of Bank common stock for an additional $3.5 million.

        c. On October 31, 1995, First Banks purchased a convertible debenture of FCB for $1.5 million, the proceeds of which were used to increase the capital of the Bank.

        d. Following the completion of a Special Stockholders' Meeting on December 27, 1995, the shares of Bank preferred stock and Bank common stock held by First Banks were exchanged for 50,000,000 shares of FCB common stock. In addition, First Banks purchased a convertible debenture of FCB for $5.0 million, the proceeds of which, except for $250,000 retained by First Commercial Bancorp, Inc., were contributed to the capital of the Bank.

        e. On December 28, 1995, First Banks purchased an additional 15,000,000 shares of FCB common stock for $1.5 million, the proceeds of which were used to increase the capital of the Bank.

    As a result of these transactions, the leverage capital ratios of FCB and the Bank as of December 31, 1995 were 2.14% and 6.58%, respectively. Although FCB continues to be considered ``significantly undercapitalized'' for regulatory purposes, the Bank is considered ``adequately capitalized.'' A ``significantly undercapitalized'' institution is one that has a total risk-based capital ratio of less than 6%, a core risk-based capital ratio of less than 3%, or a leverage ratio that is less than 3%. An ``adequately capitalized'' institution is one that has a total risk-based capital ratio of 8% or greater, a core risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater. As of December 31, 1995, First Banks owned 93.29% of the issued and outstanding common stock of FCB.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

    As more fully described in Note 19, subsequent to December 31, 1995, FCB has commenced an offering, to its stockholders other than First Banks, of an aggregate of $5.0 million of newly-issued common stock at $.10 per share. A maximum of $1.0 million of this, if not otherwise subscribed to, may be offered to individuals who are not stockholders of FCB. In addition, $969,000 of common stock is being offered in exchange for certain outstanding dividend obligations and accrued interest thereon of FCB. If this offering is fully subscribed, First Banks' ownership in FCB could be reduced to 50.25%, prior to the conversion of the debentures, or 66.95%, if the debentures are immediately converted.

(3) SECURITIES PURCHASED UNDER RESALE AGREEMENTS

    Securities purchased under resale agreements are typically collateralized by U.S. Treasury securities, U.S. government agencies, or mortgage-backed securities and generally have maturities of one month or less. There were no securities purchased under resale agreements at December 31, 1995. On December 31, 1994, there were $40 million of such agreements outstanding which had a maturity date of January 3, 1995.

(4) INVESTMENT SECURITIES

    As of January 1, 1994, FCB adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS 115 requires that investments in debt and equity securities be classified as ``held to maturity,'' ``trading securities'' or ``available for sale.'' It requires that investments classified as ``held to maturity'' be reported at amortized cost, that investments classified as ``trading'' securities be reported at fair value with unrealized gains and losses included in earnings, and that investments classified as ``available for sale'' be reported at fair value with unrealized gains and losses reported, net of related income tax effects, as a separate component of stockholders' equity. As of January 1, 1994, a security with an amortized cost of $2.09 million and a market value of $2.10 million was classified as ``held to maturity.'' Securities with an amortized cost of $42.34 million and a market value of $42.68 million were classified as ``available for sale.'' The effect of adopting SFAS 115 was to reflect an unrealized gain of $342,000 which was reported as an increase in stockholders' equity as of January 1, 1994.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

    The amortized cost, unrealized gains and losses and fair value of investment securities at December 31, 1995 and 1994 were as follows:

                                                                                GROSS         GROSS
                                                               AMORTIZED      UNREALIZED    UNREALIZED     FAIR
                                                                 COST           GAINS         LOSSES       VALUE     YIELD
                                                               ---------      ----------    ----------     -----     -----
                                                                             (DOLLAR EXPRESSED IN THOUSANDS)
December 31, 1995:
    Available for sale:
        U.S. Treasury securities............................    $10,034          25             (9)       10,050     6.02%
        U.S. government agencies............................     53,251          67            (77)       53,241     5.64
                                                                -------         ---           ----        ------
            Total...........................................     63,285          92            (86)       63,291     5.70
                                                                -------         ---           ----        ------
    Held to maturity:
        U.S. Treasury securities............................      7,018          63             --         7,081     6.51
        U.S. government agencies............................      3,940          --            (16)        3,924     4.83
                                                                -------         ---           ----        ------
                                                                 10,958          63            (16)       11,005     5.90
                                                                -------         ---           ----        ------
            Total...........................................    $74,243         155           (102)       74,296     5.73
                                                                =======         ===           ====        ======     ====
December 31, 1994:
    Available for sale:
        U.S. Treasury securities............................    $ 3,146          --           (108)        3,038     4.76%
        U.S. government agencies............................     11,096           9           (416)       10,689     6.27
                                                                =======         ===           ====        ======
                                                                 14,242           9           (524)       13,727     5.94
    Held to maturity:
        U.S. Treasury agencies..............................      3,963          --           (148)        3,815     5.22
                                                                =======         ===           ====        ======
            Total...........................................    $18,205           9           (672)       17,542     5.78

    The amortized cost and estimated fair value of investment securities by contractual maturity at December 31, 1995 are summarized below. Maturities of mortgage-backed securities are classified in accordance with contractual repayment schedules. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           AVAILABLE FOR SALE                    HELD TO MATURITY
                                                     ------------------------------       ------------------------------
                                                     AMORTIZED      FAIR                  AMORTIZED      FAIR
                                                       COST        VALUE      YIELD          COST        VALUE     YIELD
                                                     ---------     -----      -----       ---------      -----     -----
                                                                       (DOLLAR EXPRESSED IN THOUSANDS)
Maturing within one year:
    U.S. Treasury securities......................    $10,034      10,050     6.02%        $ 7,018       7,081     6.51%
    U.S. government agencies......................     48,703      48,707     5.67           2,005       2,005     4.70
                                                     --------      ------                  -------      ------
        Total maturing within one year............     58,737      58,757     5.73           9,023       9,086     6.11
Maturing from one to five years:
    U.S. government agencies......................      4,548       4,534     5.29           1,935       1,919     4.97
                                                     --------      ------                  -------      ------
        Total.....................................    $63,285      63,291     5.70         $10,958      11,005     5.91
                                                     ========      ======                  =======      ======     ====

    Proceeds from the sale of a debt security classified as available for sale during 1995 were $1.06 million, resulting in a gain of $3,000. There were no sales of securities for the years ended December 31, 1994 and 1993.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

    Investment securities with a carrying value of $18.9 million and $17.2 million at December 31, 1995 and 1994, respectively, were pledged to secure U.S. government and other public deposits and for other purposes required or permitted by law.

(5) LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The changes to the allowance for possible loan losses for the years ended December 31 were as follows:

                                                                                              1995          1994          1993
                                                                                              ----          ----           ---
                                                                                              (DOLLARS EXPRESSED IN THOUSANDS)
Balance, January 1.....................................................................      $ 7,437         7,337        5,484
                                                                                             -------       -------       ------
Loans charged-off......................................................................       (6,270)      (10,023)      (6,509)
Recoveries of loans previously charged-off.............................................          363           314          262
                                                                                             -------       -------       ------
    Net loans charged-off..............................................................       (5,907)       (9,709)      (6,247)
                                                                                             -------       -------       ------
Provision charged to operations........................................................        3,885         9,809        8,100
Reduction in allowance for possible loan losses from sale of loans.....................          (27)           --           --
                                                                                             -------       -------       ------
Balance, December 31...................................................................      $ 5,388         7,437        7,337
                                                                                             =======       =======       ======

    Nonaccruing loans aggregated $4.00 million and $11.43 million at December 31, 1995 and 1994, respectively. At December 31, 1995, the recorded investment in loans considered impaired was $4.53 million, representing loans on nonaccrual status and restructured loans. The impaired loans had no valuation reserves at December 31, 1995. The average recorded investment in impaired loans, since the adoption of SFAS 114 and SFAS 118 on January 1, 1995, was $8.5 million. The interest income related disclosures, including the amount of interest that would have been recorded under the original terms of impaired loans and the amount of income received, were not available. Such information was not practicable to obtain due to the discontinuance of FCB's former data processing system in December 1995.

(6) LEASE FINANCING

    FCB has an equity participation in a leveraged lease agreement. Under the terms of the agreement, FCB's equity investment represents approximately 35% of the cost of the leased equipment. The remaining 65% is provided by a third party through long-term debt which provides no recourse against FCB and is secured by first liens on the leased equipment. FCB's net investment in the leveraged lease at December 31 was as follows:

                                                                               1995       1994
                                                                               ----       ----
                                                                       (DOLLARS EXPRESSED IN THOUSANDS)
Lease rental receivable.....................................................   $641         695
Estimated residual value....................................................    378         378
Less unearned and deferred income...........................................    (28)        (35)
                                                                               ----       -----
Investment in leverage leases...............................................   $991       1,038
                                                                               ====       =====

    The net income from FCB's investment in the leveraged lease was $7,100 for each of the years ended December 31, 1995, 1994 and 1993.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(7) BANK PREMISES AND EQUIPMENT

    Bank premises and equipment were comprised of the following at December 31:

                                                                                    1995        1994
                                                                                    ----        ----
                                                                             (DOLLARS EXPRESSED IN THOUSANDS)
Buildings.......................................................................   $  616         616
Land and land improvements......................................................      894         894
Leasehold improvements..........................................................    1,801       1,485
Furniture, fixtures, and equipment..............................................    4,520       4,669
                                                                                   ------       -----
                                                                                    7,831       7,664
Less accumulated depreciation and amortization..................................    5,584       5,027
                                                                                   ------       -----
    Bank premises and equipment, net............................................   $2,247       2,637
                                                                                   ======       =====

    Depreciation and amortization expense was $695,000, $667,000 and $875,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

    At December 31, 1995, the approximate minimum future lease rentals payable under noncancellable operating leases for bank premises were as follows:

                                                    (DOLLARS EXPRESSED
                                                      IN THOUSANDS)
1996.............................................         $  563
1997.............................................            395
1998.............................................            265
1999.............................................            233
2000.............................................            236
Thereafter.......................................             95
                                                          ------
    Total minimum lease payments.................         $1,787
                                                          ======

    The net rental expense included in occupancy expense for bank premises was $965,000, $871,000 and $844,000 for the years ended December 31, 1995, 1994 and
1993, respectively. Rental income under noncancellable subleases was $114,000, $99,000 and $99,000 for the years ended December 31, 1995, 1994 and 1993, respectively. At December 31, 1995, these subleases extend through 1998 and future minimum rental income is $105,000, $99,000 and $25,000 for 1996, 1997 and 1998, respectively.

(8) INCOME TAXES

    FCB and the Bank filed a consolidated federal income tax return for the period prior to their respective acquisitions by First Banks. Because of the structure of the transaction described in Note 2 to the consolidated financial statements, current regulations of the Internal Revenue Code prohibit FCB and the Bank from continuing to file a consolidated income tax return for the period after August 23, 1995, because the acquisition by First Banks of the Bank stock caused its disaffiliation with FCB. However, subsequent to the exchange of Bank stock and the acquisition of additional FCB stock by First Banks, both FCB and the Bank will file a consolidated federal income tax return with First Banks for the periods First Banks owned greater than 80% of the respective entities. As more fully discussed in Note 19, should the stock rights offering cause First Banks' ownership percentage to fall below 80%, FCB and the Bank would be disaffiliated from First Banks, and neither FCB nor the Bank would be permitted to be included in the consolidated return of First Banks for five years. In addition, the Bank, which was disaffiliated from FCB on August 22, 1995, would not be permitted to file a consolidated return with FCB for five years. However, regulations do provide procedures for FCB to request permission from the Internal Revenue Service to join in filing a

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY consolidated return with the Bank. FCB would need to request a waiver from the Internal Revenue Service in the form of a private letter ruling, prior to the due date of the consolidated return, in order to file a consolidated federal return with the bank. This is not an automatic reaffiliation.

    Provision (benefit) for income taxes consists of:

                                                                      YEARS ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                   1995          1994         1993
                                                                   ----          ----         ----
                                                                   (DOLLARS EXPRESSED IN THOUSANDS)
Current income taxes:
    Federal.................................................      $  (101)          --       (2,677)
    State...................................................           --           --           --
                                                                  -------       ------       ------
                                                                     (101)          --       (2,677)
                                                                  -------       ------       ------
Deferred income tax expense (benefit):
    Federal.................................................        5,386       (4,761)      (1,090)
    State...................................................          695       (1,736)          --
                                                                  -------       ------       ------
                                                                    6,081       (6,497)      (1,090)
                                                                  -------       ------       ------
Valuation allowance.........................................       (6,081)       8,904           --
                                                                  -------       ------       ------
        Total...............................................      $  (101)       2,407       (3,767)
                                                                  =======       ======       ======

    The effective federal income tax rates differ from amounts which would be calculated using statutory tax rates as follows:

                                                                                     YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------------------------------------
                                                                        1995                   1994                   1993
                                                                  -----------------      -----------------      -----------------
                                                                              % OF                   % OF                   % OF
                                                                             PRETAX                 PRETAX                 PRETAX
                                                                  AMOUNT     INCOME      AMOUNT     INCOME      AMOUNT     INCOME
                                                                  ------     ------      ------     ------      ------     ------
                                                                                 (DOLLARS EXPRESSED IN THOUSANDS)
Loss before provision (benefit) for income taxes...............   $(7,532)              $(15,783)              $(11,078)
                                                                  =======               ========               ========
Taxes on loss calculated at statutory rates....................    (2,636)   (35.0)%      (5,366)   (34.0)%      (3,767)   (34.0)%
Effects of differences in tax reporting:
    Change in the deferred tax valuation allowance.............    (6,081)   (80.7)        8,904     56.4            --       --
    Change in tax attributes available to be carried forward...     8,616    114.4            --       --            --       --
    State income taxes.........................................        --       --        (1,131)    (7.2)           --       --
                                                                  -------    -----      --------    -----      --------    -----
        Provision (benefit) for income taxes...................   $  (101)    (1.3)%    $  2,407     15.2%     $ (3,767)   (34.0)%
                                                                  =======    =====      ========    =====      ========    =====

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for periods after the adoption of SFAS 109 are shown below.

                                                                                                               DECEMBER 31,
                                                                                                            ------------------
                                                                                                            1995          1994
                                                                                                            ----          ----
                                                                                                    (DOLLARS EXPRESSED IN THOUSANDS)
Deferred tax assets:
    Allowance for possible loan losses.................................................................    $ 1,648        1,377
    Other real estate..................................................................................        654        2,981
    AMT tax credit carryforwards.......................................................................        448          435
    Depreciation on bank premises and equipment........................................................        145           83
    Other..............................................................................................         23           --
    Net operating loss carryforwards (federal and state)...............................................        382        4,346
                                                                                                           -------       ------
        Total gross deferred tax assets................................................................      3,300        9,222
    Less valuation allowance...........................................................................     (2,823)      (8,904)
                                                                                                           -------       ------
        Gross deferred tax assets, net of valuation allowance..........................................        477          318
                                                                                                           -------       ------
Deferred tax liabilities:
    Leveraged leases...................................................................................        203          268
    Accretion..........................................................................................         10           50
    State taxes........................................................................................        264           --
                                                                                                           -------       ------
            Total gross deferred tax liabilities.......................................................        477          318
                                                                                                           -------       ------
            Net deferred tax assets....................................................................    $    --           --
                                                                                                           =======       ======

    With the completion of the 1995 acquisitions of FCB and the Bank by First Banks, the federal and state net operating loss (NOL) carryforwards generated prior to the two transactions are subject to an annual limitation under Internal Revenue Code (IRC) Section 382 and California Revenue and Taxation Code Section 24451, respectively, for all subsequent tax years. The federal and state annual limitations for the Bank are $28,598. The following schedules reflect the NOL carryforwards that will be available, after consideration of these limitations, to offset future taxable income. If taxable income for a post-transaction year does not equal or exceed the annual limitation, the unused limitation is carried forward to increase the limitation amount for the succeeding years until the excess limitation is utilized. This does not affect the original expiration dates of the NOL. Also acquired in the acquisitions are alternative minimum tax credits of $448,000. These credits are also subject to annual limitations.

    For federal income tax purposes, FCB had NOL carryforwards of approximately $988,000. The NOL carryforwards expire as follows:

                                                    (DOLLARS EXPRESSED
                                                       IN THOUSANDS)
Year ending December 31:
    2008.........................................          $479
    2009.........................................           509
                                                           ----
                                                           $988
                                                           ====

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

    For California income tax purposes, FCB had NOL carryforwards of approximately $353,000. The NOL carryforwards expire as follows:

                                                                                      (DOLLARS EXPRESSED
                                                                                        IN THOUSANDS)
Year ending December 31:
    1996...........................................................................          $ 89
    1997...........................................................................            88
    1998...........................................................................            88
    1999...........................................................................            88
                                                                                             ----
                                                                                             $353
                                                                                             ====

    Subsequent to the acquisition by First Banks, the net deferred tax assets of FCB were evaluated to determine whether it is more likely than not that the deferred tax assets will be recognized in the future. Due to the uncertainty of future operating results and possible disaffiliation with respect to filing a consolidated federal income tax return with First Banks, as previously discussed, it was determined that the valuation allowance established for FCB should wholly offset any net deferred tax asset.

    Changes to the deferred tax assets valuation allowance are as follows:

                                                                                     YEARS ENDED
                                                                                    DECEMBER 31,
                                                                                  -----------------
                                                                                  1995         1994
                                                                                  ----         ----
                                                                           (DOLLARS EXPRESSED IN THOUSANDS)
Balance, beginning of year....................................................   $ 8,904          --
Current year deferred provision, change in deferred tax valuation allowance...    (6,081)      8,904
                                                                                 -------       -----
Balance, end of year..........................................................   $ 2,823       8,904
                                                                                 =======       =====

(9) 12% CONVERTIBLE DEBENTURES

    Pursuant to the Stock Purchase Agreement discussed in Note 2 to the accompanying consolidated financial statements, FCB issued to First Banks two 5-year, 12% convertible debentures in exchange for a total of $6.5 million. The principal and any accrued but unpaid interest thereon is convertible at any time prior to maturity, at the option of First Banks, into FCB common stock at $.10 per share. At maturity, any unpaid principal and accrued interest will be converted into FCB common stock at $.10 per share. The initial debenture of $1.5 million was issued on October 31, 1995 and matures on October 31, 2000. The second debenture was issued on December 28, 1995 and matures on December 28, 2000. Cash may be paid with respect to either the principal or interest on the debentures only when, in the sole and absolute discretion of the Board of Directors of FCB, it is determined that FCB has sufficient funds to make such payment in accordance with all applicable regulatory requirements. The debentures are secured by all of the shares of Bank common stock held by FCB.

    Accrued and unpaid interest on the debentures was $37,667 at December 31, 1995. At that date, the principal and accrued interest on the debentures could have been converted into an aggregate of 65,376,670 shares of FCB common stock.

(10) COMMITMENTS AND CONTINGENT LIABILITIES

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

    In the ordinary course of business, FCB enters into various types of transactions which involve financial instruments with off-balance-sheet risk. These instruments include commitments to extend credit and letters of credit

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY and are not reflected in the accompanying consolidated balance sheets. These financial transactions carry various degrees of credit risk. Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

    FCB's loans, and related credit risks, are primarily concentrated in Northern California. The cities and surrounding metropolitan areas where the majority of FCB's loan customers reside are Sacramento, Roseville, San Francisco, Concord, and Campbell, California. Economic fluctuations in the California regions of the Sacramento Valley and San Francisco Bay Area have had, and will continue to have, a direct impact on the credit risk of the Company.

    Commitments to extend credit are legally binding loan commitments, subject to certain conditions, with set expiration dates. FCB typically receives a fee for providing a commitment. FCB evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by FCB upon the extension of credit, is based on management's evaluation. Collateral held varies, but may include cash, marketable securities, accounts receivable, inventory, equipment and real estate property.

    Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. Commercial letters of credit are issued to customers to facilitate trade transactions. They represent a substitution of FCB's credit for the customer's credit.

    The contractual amounts of commitments to extend credit and standby letters of credit represent the amount of credit risk. Since many of the commitments and letters of credit are expected to expire without being fully drawn, the contractual amounts do not necessarily represent future cash requirements. The following is a summary of financial instruments with off-balance-sheet risk at December 31, 1995 and 1994:

                                                                                 1995          1994
                                                                                 ----          ----
                                                                          (DOLLARS EXPRESSED IN THOUSANDS)
Commitments to extend credit.................................................   $22,578       41,504
Standby letters of credit....................................................     2,078        3,329
                                                                                =======       ======

    Real estate construction loan commitments were $637,000 and $3.43 million at December 31, 1995 and 1994, respectively, and are included in commitments to extend credit in the schedule above.

LITIGATION

    FCB is involved in various routine legal actions as both plaintiff and defendant. In the opinion of management, based upon the present status of litigation and the advice of legal counsel, the ultimate resolution of any of these matters will not have a material adverse impact on the financial position of FCB.

(11) DIVIDENDS

    The stockholders of FCB will be entitled to receive dividends, when and as declared by the Board of Directors, out of funds legally available, subject to the dividends preference, if any, on preferred shares that may be outstanding and also subject to the restrictions of the Delaware General Corporation Law. At December 31, 1995 and 1994, there were no outstanding shares of preferred stock.

    On December 31, 1991, the Board of Directors of FCB declared a $.32 per share cash dividend on its common stock. This dividend was payable in four installments during 1992. On July 9, 1992, the Company made the decision to suspend payment of the third and fourth quarter dividends which totaled $.16 per share. FCB will continue to accrue interest on these suspended dividends at the current legal rate until such time as the dividends are paid to stockholders of record as of June 15, 1992 and September 14, 1992. As of December 31, 1995, the aggregate accrued dividends and accrued but unpaid interest thereon was approximately $969,000. The payment of the accrued

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY dividends and declaration of subsequent dividends is subject to approval by the Federal Reserve Bank of San Francisco (see Note 15). In connection with its offering to stockholders commenced subsequent to December 31, 1995, as described in Note 19, FCB is offering, to those individuals eligible to receive the accrued and unpaid 1992 dividends, one share of FCB common stock for each $.10 of dividends and accrued interest, in satisfaction of that obligation.

    Dividends by the Bank to FCB are restricted under California law to the lesser of the Bank's retained earnings or the Bank's net income for the latest three fiscal years, less dividends previously declared during that period, or, with the approval of the California Superintendent of Banks, to the greater of the retained earnings of the Bank, the net income of the Bank for its last fiscal year or the net income of the Bank for its current fiscal year. In addition, the Federal Reserve Board and the Federal Deposit Insurance Corporation (FDIC) have indicated that it would generally be considered to be an unsafe and unsound banking practice for banks to pay dividends except out of current operating earnings. Further, FCB and the Bank are restricted from paying dividends under the terms of certain regulatory agreements (see Note
15). During 1995, 1994 and 1993, the Bank paid no dividends to FCB. As of December 31, 1995, the retained deficit of the Bank was approximately $30.31 million.

(12) STOCK OPTION PLANS

    In 1987, the Board of Directors amended and restated the Company's employee stock option plan (the Employee Plan) for full-time salaried officers and employees who have substantial responsibility for the successful operation of FCB and the Bank. The Employee Plan provides for the grant of ``incentive stock options,'' as defined in Section 422A of the Internal Revenue Code. The Employee Plan reserved an aggregate of 783,000 shares of FCB common stock. Options may be granted at an exercise price not less than the fair market value of the stock at the date of grant and vest at a rate of 20% per year for a period of five years from date of grant. Options expire ten years from date of grant and may be exercised with shares of FCB stock or other valuable consideration. Options may be granted, pursuant to the Employee Plan, until its expiration on March 11, 1997.

    The Employee Plan is administered by the Board of Directors or a committee appointed by the Board (in either case, the ``Committee''). The Committee determines to whom options will be granted and the terms of each option granted, including the exercise price, number of shares subject to the option, the vesting provisions thereof, and whether the option will be an incentive or nonstatutory option.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

    Activity for the three years ended December 31, 1995 related to the Employee Plan was as follows:

                                                                              OPTIONS OUTSTANDING
                                                              SHARES        ----------------------
                                                             AVAILABLE                   PRICE PER
                                                             FOR GRANT      SHARES         SHARE
                                                             ---------      ------       ---------
Balance, January 1, 1993..............................        119,552      523,700      $4.38-11.12
Options granted.......................................        (15,000)      15,000       4.00-5.88
Options cancelled.....................................         25,500      (25,500)      6.13-10.75
Options exercised.....................................             --       (2,000)            5.63
                                                              -------     --------      -----------
Balance, December 31, 1993............................        130,052      511,200       4.00-11.12
Options granted.......................................         (3,500)       3,500       4.25-5.38
Options cancelled.....................................        328,900     (328,900)      4.00-11.12
Options exercised                                                  --           --               --
                                                              -------     --------      -----------
Balance, December 31, 1994                                    455,452      185,800       4.25-11.12
Options granted                                                    --           --               --
Options cancelled.....................................         90,500      (90,500)      5.00-8.44
Options exercised                                                  --           --               --
                                                              -------     --------      -----------
Balance, December 31, 1995............................        545,952       95,300       4.25-11.12
                                                              =======     ========      ===========

    At December 31, 1995, options for 82,140 shares were exercisable at prices ranging from $4.25 to $11.12. On August 22, 1989, the Board of Directors amended the Employee Plan to provide that in the event of a sale, dissolution or liquidation, merger or consolidation in which FCB is not the surviving corporation (other than a merger or consolidation solely for the purpose of charter migration), an optionee shall have the right immediately preceding any such transaction, to exercise any unvested and unexercised portion of said optionee's options. Although the transactions with First Banks pursuant to the Stock Purchase Agreement provided optionees this right, the exercise prices on options currently outstanding are substantially in excess of market prices. Consequently, no options were exercised as a result of those transactions.

    On September 26, 1989 (Commencement Date), the Board of Directors of FCB adopted the First Commercial Bancorp, Inc., Directors' Stock Option Plan (Directors' Plan), which was approved by the stockholders of FCB at its Annual Stockholders' Meeting held on May 23, 1990. There are presently reserved for issuance under the Directors' Plan 250,000 shares of FCB's common stock. Only non-employee directors of FCB are eligible to receive options in accordance with the Directors' Plan. As of December 31, 1995, only two directors are eligible to participate in the Directors' Plan.

    One present director of FCB received a onetime grant of a nonstatutory option to purchase 10,000 shares, which became exercisable upon approval by the stockholders, service as a Board member for at least six months, and satisfaction of certain vesting requirements set forth below.

    On each anniversary date of the Commencement Date, each director who has been a director continuously for the preceding year and who has not previously received one or more grants of options to purchase a total of 10,000 shares, will receive a grant of an option to purchase 2,000 shares. The maximum number of shares for which options may be granted under the Directors' Plan to any director is 10,000 shares. Options granted to directors to purchase common stock of FCB shall vest and become exercisable at the rate of 20% of the shares per year from the exercise date and may be exercised by the optionee during a period of 10 years.

    The Directors' Plan will expire on September 26, 1998, unless terminated earlier by the Board of Directors. At December 31, 1995, options for 70,000 vested shares under the Directors' Plan were exercisable at a price of $11.12 per share.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(13) EMPLOYEE BENEFIT PLANS

    FCB's profit-sharing plan is a self-administered savings and incentive plan, which qualifies under Section 401(k) of the Internal Revenue Code, covering substantially all employees. Under the plan, employer matching contributions are determined annually by FCB's Board of Directors. An employee's interest in such contributions vest on a 5-year schedule according to years of service rendered. Employee contributions are limited to 15% of an employee's compensation, not to exceed $9,500 for 1995, and vest immediately. The employer matching contributions were suspended as of January 1, 1995. Total employer contributions under the plan were $105,000 and $116,000 for the years ended December 31, 1994 and 1993, respectively. For these same three years, the Bank paid for the plan's administrative, accounting and legal expenses of approximately $16,000, $20,000 and $33,000, respectively.

    FCB adopted an Employee Stock Ownership Plan (ESOP) for all eligible employees. Under the terms of the ESOP, the amount of contributions made is within the sole discretion of the Board of Directors. Employees may not contribute to the ESOP. Contributions to the ESOP are allocated among eligible employees' accounts in relation to their compensation as shares of stock of FCB are acquired and vest over a period specified in the ESOP. Any shares held by the ESOP are distributed to employees following death, disability, retirement or other separation from employment in accordance with the terms of the ESOP. There were no contributions to the ESOP for the years ended December 31, 1995, 1994 and 1993.

    Postretirement benefits other than pensions and postemployment benefits are generally not provided for FCB's employees.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair values for financial instruments are management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including, deferred tax assets and bank premises and equipment. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

    The estimated fair values of FCB's financial instruments at December 31 were as follows:

                                                       DECEMBER 31, 1995            DECEMBER 31, 1994
                                                     ----------------------       ----------------------
                                                                  ESTIMATED                    ESTIMATED
                                                     CARRYING       FAIR          CARRYING       FAIR
                                                      AMOUNT        VALUE          AMOUNT        VALUE
                                                     --------     ---------       --------     ---------
                                                              (DOLLARS EXPRESSED IN THOUSANDS)
Assets:
    Cash and cash equivalents.....................    $18,768       18,768          86,259       86,259
    Interest-bearing deposits with other financial
      institutions with original maturities over
      three months................................         --           --             299          299
    Investment securities.........................     74,249       74,296          17,690       17,541
    Loans, net....................................     68,627       68,681         122,735      116,315
    Lease financing, net..........................        991          991           1,038        1,038
    Accrued interest receivable...................      1,429        1,429           1,287        1,287
Liabilities:
    Demand and savings deposits...................     83,870       83,870         147,018      147,018
    Time deposits.................................     72,294       72,371          86,518       86,769
    12% convertible debentures....................      6,500        6,500              --           --
    Accrued interest payable......................        487          487             335          335
Off balance sheet--unfunded loan commitments......         --           --              --           --

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

    The following methods and assumptions were used in estimating fair values for financial instruments:

FINANCIAL ASSETS:

    Cash and cash equivalents, interest-bearing deposits, lease financing and accrued interest receivable: The carrying values reported in the consolidated balance sheets approximate fair value.

    Investment securities: Fair value for investment securities is based upon quoted market prices. If quoted market prices are not available, fair values are based upon quoted market prices of comparable instruments.

    Net loans: The fair values for most loans held for investment are estimated utilizing discounted cash flow calculations that apply interest rates currently being offered for similar loans to borrowers with similar risk profiles. The carrying values for loans are net of the allowance for possible loan losses and unearned discount.

FINANCIAL LIABILITIES:

    Deposits: The fair value disclosed for deposits generally payable on demand (i.e., non-interest-bearing and interest-bearing demand, savings and money market accounts) are considered equal to their respective carrying amounts as reported in the consolidated balance sheets. The fair value disclosed for demand deposits does not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates to a schedule of aggregated monthly maturities of time deposits.

    Convertible debentures and accrued interest payable: The carrying value reported in the consolidated balance sheets approximates fair value.

OFF-BALANCE SHEET:

    Credit commitments: The majority of the commitments to extend credit and commercial and standby letters of credit contain variable interest rates and credit deterioration clauses and, therefore, the carrying value of these credit commitments approximates fair value.

(15) REGULATORY AGREEMENTS

    For each of the three years ended December 31, 1995, FCB has incurred substantial losses from operations. These losses were associated primarily with the emphasis which FCB had placed on real estate based lending and the deterioration of the California economy during that period, particularly as it related to the real estate sector. Because of the magnitude of problem assets which arose and the reduction of FCB's capital due to the losses, FCB has been operating under the terms of a Memorandum of Understanding with the Federal Reserve Bank of San Francisco (MOU) and the Bank has been operating under the terms of a Cease and Desist Order issued by the FDIC, a Final Order issued by the State Banking Department and several Capital Impairment Orders (collectively the Orders). The MOU and the Orders have placed significant restrictions on FCB and the Bank including restrictions on the payment of dividends, requirements of specified capital levels and reduction of classified assets. As a result of the recapitalization and numerous actions taken by FCB, management believes FCB is in substantial compliance with the MOU and the Orders. However, full compliance, particularly with certain capital requirements, has not yet been achieved.

    FCB and the Bank entered into a Stock Purchase Agreement with First Banks and James F. Dierberg as outlined in Note 2, which resulted in a substantial recapitalization of FCB and the Bank during 1995. In addition, as more fully described in Note 19, subsequent to December 31, 1995, FCB has commenced an offering of its common stock to existing stockholders in exchange for dividends owed to certain stockholders. However, FCB has continued to incur losses from operations through December 31, 1995. Furthermore, the effect of a large portfolio of problem assets and the potential of a substantial interest cost associated with the Debenture issued to First Banks under the Stock

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

Purchase Agreement may impair FCB's ability to generate sufficient future profitability to satisfy all of FCB's regulatory agreements. Consequently, there can be no assurance that: (1) FCB will not incur substantial additional losses in the liquidation of its portfolio of problem assets; (2) continued losses will not adversely effect FCB's ability to comply with the requirement of the MOU and the Orders; or (3) because of any of the preceding, FCB and the Bank may not be required to raise additional capital or have additional regulatory agreements imposed upon it in the future.

(16) RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

    During the second quarter of 1994, FCB became aware of the existence of certain previously unknown information which affected the reported carrying value of certain assets included in FCB's December 31, 1993 and 1992 financial statements. FCB believes that had this information been known at December 31, 1992, FCB would have written off certain assets and recognized a loss at that time. Thus, FCB's financial statements for the fiscal years ended December 31, 1993 and 1992 have been restated to reflect the effects of these charge-offs and losses. The effect of this restatement for 1994 was to decrease ORE by $3.90 million, increase the allowance for possible loan losses by $974,000 for a charge-off recorded in 1993, decrease interest income by $14,000, record a tax benefit of $5,000, increase cash by $47,000 and increase savings accounts by $96,000. The net of these transactions increased previously reported loss and retained deficit by $9,000.

    The effect of this restatement for 1992 was to charge-off real estate construction loans of $4.89 million to the allowance for possible loan losses and establish a corresponding addition to the provision for possible loan losses. In addition, interest income was reversed by $18,000 and a tax benefit was recorded for $1.72 million. The net of these transactions increased previously reported net loss and retained deficit in 1992 by $3.19 million.

(17) TRANSACTIONS WITH FIRST BANKS

    In October 1995, the Board of Directors of the Bank approved a management services agreement with First Banks and a cost sharing agreement with First Bank & Trust, Irvine, California, a wholly owned subsidiary of First Banks. The management fee agreement provides that the Bank will compensate First Banks on an hourly basis for its use of personnel for various functions including internal auditing, loan review, income tax preparation and assistance, accounting and other management and administrative services. Hourly rates for such services compare favorably with those of similar services from unrelated sources, as well as the internal costs of the Bank personnel which were used previously. It is estimated that the aggregate cost for such services will be more economical than those previously incurred separately by the Bank.

    Because of this affiliation through First Banks and the geographic proximity of certain of these banking offices, the Bank and First Bank & Trust plan to share the cost of certain personnel and services which will be used by both banks. This will include the salaries and benefits of certain loan and administrative personnel. The banks have entered into a cost sharing agreement for the purpose of allocating these expenses between them. Expenses associated with loan origination personnel will be allocated based on the relative loan volume between the banks. Costs of most other personnel will be allocated on an hourly basis. Because this involves distributing essentially fixed costs over a larger asset base, it allows each bank to receive the benefit of personnel and services at a reduced cost.

    The Bank also entered into a data processing agreement with FirstServ, Inc., a wholly owned data processing subsidiary of First Banks, on December 8, 1995. Under this agreement, FirstServ, Inc. began providing data processing and item processing to the Bank in December 1995. The fees for such services are substantially less than the Bank had incurred in connection with its previous data processing operation or than it would incur with non-affiliated vendors.

    The management services agreement, cost sharing agreement and data processing agreement are subject to the review and approval of the Bank's regulatory authorities. Fees paid by the Bank under any of these agreements totaled $99,000 for the year ended December 31, 1995.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

    In addition, the Bank may purchase certain services and supplies from or through First Banks as one of its subsidiaries. This would include insurance policies, office supplies and other commonly used banking products which can be acquired more economically than had previously been possible for the Bank separately. These items are purchased on a cost pass-through basis and the amount of such purchases is not expected to be material to FCB's consolidated financial position or results of operations.

    In connection with the recapitalization of FCB, and as more fully discussed in Notes 2 and 9 to the accompanying consolidated financial statements, First Banks purchased convertible debentures of FCB of $1.5 million and $5.0 million on October 31, 1995 and December 28, 1995, respectively. The related interest expense for these debentures was $37,667 for the year ended December 31, 1995.

(18) PARENT COMPANY ONLY FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                   1995           1994
                                                                   ----           ----
                                                             (DOLLARS EXPRESSED IN THOUSANDS)
Assets:
    Cash....................................................      $   200            22
    Investment in First Commercial Bank.....................       10,987         5,219
    Other assets............................................          413            --
                                                                  -------         -----
        Total assets........................................      $11,600         5,241
                                                                  =======         =====
Liabilities and stockholders' equity:
    Dividends payable.......................................      $   748           748
    12% convertible debentures..............................        6,500            --
    Accrued expenses and other liabilities..................          773           138
                                                                  -------         -----
        Total liabilities...................................        8,021           886
    Stockholders' equity....................................        3,579         4,355
                                                                  -------         -----
        Total liabilities and stockholders' equity..........      $11,600         5,241
                                                                  =======         =====

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

CONDENSED STATEMENTS OF OPERATIONS

                                                        YEARS ENDED DECEMBER 31,
                                                      ----------------------------
                                                      1995        1994        1993
                                                      ----        ----        ----
                                                    (DOLLARS EXPRESSED IN THOUSANDS)
Income:
    Interest income...............................   $     1          95        224
    Other income..................................        --          --          1
                                                     -------     -------     ------
        Total income..............................         1          95        225
                                                     -------     -------     ------
Expense:
    Management fee................................        --          56         14
    Other.........................................       716       1,182        591
                                                     -------     -------     ------
        Total expense.............................       716       1,238        605
                                                     -------     -------     ------
        Loss before income tax expense (benefit)
          and equity in undistributed loss of
          subsidiary..............................      (715)     (1,143)      (380)
Income tax expense (benefit)......................         4          (9)      (108)
                                                     -------     -------     ------
        Loss before equity in undistributed loss
          of subsidiary...........................      (719)     (1,134)      (272)
Equity in undistributed loss of subsidiary........    (6,712)    (17,056)    (7,039)
                                                     -------     -------     ------
        Net loss..................................   $(7,431)    (18,190)    (7,311)
                                                     =======     =======     ======

CONDENSED STATEMENTS OF CASH FLOWS

                                                        YEARS ENDED DECEMBER 31,
                                                      ----------------------------
                                                      1995        1994        1993
                                                      ----        ----        ----
                                                    (DOLLARS EXPRESSED IN THOUSANDS)
Cash flows from operating activities:
    Net loss......................................   $(7,431)    (18,190)    (7,311)
    Adjustments to reconcile net loss to net cash
      (used in) provided by operating activities:
        Depreciation and amortization.............        --       1,047         73
        Equity in undistributed loss of
          subsidiary..............................     6,712      17,056      7,039
        (Increase) decrease in other assets.......       (46)        308       (118)
        Increase in liabilities...................       351          33         97
                                                     -------     -------     ------
            Net cash (used in) provided by
              operating activities................      (414)        254       (220)
                                                     -------     -------     ------
Cash flows from investing
  activities--contributions to subsidiary.........    (7,325)     (1,404)        --
                                                     -------     -------     ------
Cash flows from financing activities:
    Proceeds from issuance of common stock........     1,500          --         11
    Proceeds from issuance of debentures..........     6,133          --         --
    Proceeds from advances from subsidiary........       284          --         --
                                                     -------     -------     ------
            Net cash provided by financing
              activities..........................     7,917          --         11
                                                     -------     -------     ------
            Net increase (decrease) in cash and
              cash equivalents....................       178      (1,150)      (209)
Cash and cash equivalents at beginning of year....        22       1,172      1,381
                                                     -------     -------     ------
Cash and cash equivalents at end of year..........   $   200          22      1,172
                                                     =======     =======     ======
Noncash financing activities--exchange of Company
  common stock for Bank common stock (see Note
  2)..............................................   $ 6,500          --         --
                                                     =======     =======     ======

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(19) SUBSEQUENT EVENTS

    In January 1996, FCB filed an Amended Registration Statement with the Securities and Exchange Commission for a rights offering to its existing stockholders other than First Banks, of an aggregate of $5.0 million of newly-issued common stock at $.10 per share. A maximum of $1.0 million of this, if not otherwise subscribed to, may be offered to individuals who are not stockholders of FCB. In addition, $969,000 of common stock is being offered in exchange for certain outstanding dividend obligations and accrued interest thereon of FCB. If this offering is fully subscribed, the capital of FCB and the Bank would exceed regulatory requirements. In addition, First Banks' ownership in FCB would be reduced to 50.25%, prior to the conversion of the debentures, or 66.95%, if the debentures are immediately converted.

    First Banks has agreed, pursuant to the Stock Purchase Agreement, that it will purchase on the offering as a standby-purchaser, after the expiration of the rights offering and dividend exchange offer, if necessary, such number of shares as may be required to raise the Bank's Tier 1 capital ratio to 7.00% as required by the SBD's capital impairment order.

    The offering was declared effective by the Securities and Exchange Commission on February 16, 1996, and the Prospectuses were recently mailed to eligible stockholders.

(20) INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

    The following unaudited interim consolidated financial statements include the accounts of FCB and its subsidiary, the Bank, after elimination of material intercompany transactions. The unaudited information, in the opinion of FCB, includes all adjustments necessary for the fair presentation thereof. All adjustments made were of a normal and recurring nature.

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               SEPTEMBER 30,     DECEMBER 31,
                                                                   1996              1995
                                                               -------------     ------------
                           ASSETS
Cash and cash equivalents:
    Cash and due from banks.................................      $  8,069            9,768
    Federal funds sold......................................         9,100            9,000
                                                                  --------          -------
            Total cash and cash equivalents.................        17,169           18,768
                                                                  --------          -------
Investment securities:
    Available for sale, at fair value.......................        33,269           63,291
    Held to maturity, at amortized cost (estimated fair
      value of $3,012 and $11,005 at September 30, 1996 and
      December 31, 1995, respectively)......................         3,004           10,958
                                                                  --------          -------
            Total investment securities.....................        36,273           74,249
                                                                  --------          -------
Loans:
    Commercial..............................................        30,738           33,764
    Real estate construction and development................        10,666            4,094
    Real estate mortgage:
        Residential.........................................        19,720           17,824
        Commercial..........................................        23,015           15,021
    Consumer and installment................................        10,465            3,508
                                                                  --------          -------
            Total loans.....................................        94,604           74,211
    Unearned discount.......................................          (305)            (196)
    Allowance for possible loan losses......................        (4,037)          (5,388)
                                                                  --------          -------
            Net loans.......................................        90,262           68,627
                                                                  --------          -------
Lease receivable, net.......................................            --              991
Bank premises and equipment, net of accumulated
  depreciation..............................................         2,000            2,247
Accrued interest receivable.................................         1,377            1,429
Other real estate owned.....................................           524            1,380
Other assets................................................         1,375            1,844
                                                                  --------          -------
            Total assets....................................      $148,980          169,535
                                                                  ========          =======

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (CONTINUED)

                                                               SEPTEMBER 30,     DECEMBER 31,
                                                                   1996              1995
                                                               -------------     ------------
                        LIABILITIES
Deposits:
    Demand:
        Non-interest bearing................................      $ 24,381           27,517
        Interest bearing....................................        16,660           19,367
    Savings.................................................        32,821           36,986
    Time:
        Time deposits of $100 or more.......................        10,837           18,764
        Other time deposits.................................        48,957           53,530
                                                                  --------          -------
            Total deposits..................................       133,656          156,164
Accrued interest payable....................................           812              487
Accrued and other liabilities...............................         2,063            2,805
12% convertible debentures..................................         6,500            6,500
                                                                  --------          -------
            Total liabilities...............................       143,031          165,956
                                                                  --------          -------

                    STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value, 5,000,000 shares
  authorized; no shares issued and outstanding
Common stock, $.01 par value, 250,000,000 shares authorized;
  105,765,932 shares issued and outstanding at September 30,
  1996 and 69,675,110 shares issued and outstanding at
  December 31, 1995.........................................         1,058              697
Capital surplus.............................................        36,107           33,251
Retained deficit............................................       (31,185)         (30,311)
Net fair value adjustment for securities available for
  sale......................................................           (31)             (58)
                                                                  --------          -------
            Total stockholders' equity......................         5,949            3,579
                                                                  --------          -------
            Total liabilities and stockholders' equity......      $148,980          169,535
                                                                  ========          =======

                 FIRST COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
            (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                               -----------------
                                                                1996        1995
                                                                ----        ----
Interest income:
    Interest and fees on loans..............................   $ 6,147      7,792
    Investment securities...................................     2,248      1,180
    Federal funds sold and other............................       390      1,679
                                                               -------     ------
            Total interest income...........................     8,785     10,651
                                                               -------     ------
Interest expense:
    Deposits:
        Interest-bearing demand.............................       211        297
        Savings.............................................     1,086        892
        Time deposits of $100 or more.......................       492        818
        Other time deposits.................................     1,743      2,546
    Other borrowings........................................       677         86
                                                               -------     ------
            Total interest expense..........................     4,209      4,639
                                                               -------     ------
            Net interest income.............................     4,576      6,012
Provision for possible loan losses..........................     1,150      3,345
                                                               -------     ------
            Net interest income after provision for possible
              loan losses...................................     3,426      2,667
                                                               -------     ------
Noninterest income:
    Service charges on deposit accounts and customer service
     fees...................................................       581        639
    Other income............................................       921        492
                                                               -------     ------
            Total noninterest income........................     1,502      1,131
                                                               -------     ------
Noninterest expense:
    Salaries and employee benefits..........................     1,705      3,916
    Occupancy, net of rental income.........................       668      1,318
    Furniture and equipment.................................       309        483
    Federal Deposit Insurance Corporation premiums..........       281        498
    Postage, printing and supplies..........................       440        195
    Data processing fees....................................       304         61
    Legal, examination and professional fees................     1,153        793
    Losses and expenses on foreclosed real estate, net of
     gains..................................................       952      2,410
    Other expenses..........................................       722      1,143
                                                               -------     ------
            Total noninterest expense.......................     6,534     10,097
                                                               -------     ------
            Income (loss) before benefit (provision) for
              income taxes..................................    (1,606)    (6,299)
Provision (benefit) for income taxes........................      (732)         2
                                                               -------     ------
            Net income (loss)...............................   $  (874)    (6,301)
                                                               =======     ======
Income (loss) per common shares.............................     (0.01)     (1.35)
                                                               =======     ======
Weighted average shares of common stock and common stock
  equivalents outstanding (in thousands)....................    87,778      4,675
                                                               =======     ======

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----

Prospectus Summary...........................................     2

Risk Factors.................................................     7

First Banks..................................................    13

Use of Proceeds..............................................    13

Market for the Preferred Securities..........................    14

Accounting Treatment.........................................    14

Capitalization...............................................    15

Selected Consolidated Financial Data.........................    16

Management's Discussion and Analysis.........................    17

Business.....................................................    49

Supervision and Regulation...................................    52

Description of the Preferred Securities......................    58

Description of the Subordinated Debentures...................    67

Description of the Guarantee.................................    75

Relationship Among the Preferred Securities, the Subordinated
  Debentures and the Guarantee...............................    77

Description of Other Capital Stock...........................    78

Certain Federal Income Tax Consequences......................    81

ERISA Considerations.........................................    84

Underwriting.................................................    84

Validity of Securities.......................................    85

Experts......................................................    86

Incorporation of Certain Documents by Reference..............    86

Available Information........................................    86

Index to Consolidated Financial Statements...................   F-1

                           ------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST BANKS, FIRST CAPITAL OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST BANKS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES
IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                        2,400,000 PREFERRED SECURITIES

                                FIRST PREFERRED
                                 CAPITAL TRUST

                     % CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
                           GUARANTEED, AS DESCRIBED
                                  HEREIN, BY

                                     FIRST
                                     BANK

                               FIRST BANKS, INC.

                              -------------------

                                  $60,000,000

                            % SUBORDINATED DEBENTURES

                                      OF

                               FIRST BANKS, INC.

                             --------------------

                                  Prospectus

                                           , 1997
                             --------------------

                          STIFEL, NICOLAUS & COMPANY

                                 INCORPORATED

--------------------------------------------------------------------------------

                               FIRST BANKS, INC.

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14--OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    SEC Registration Fee...................................................   $20,909.09
    NASD Filing Fee........................................................
    Nasdaq Listing Fee.....................................................
    Blue Sky Qualification Fees and Expenses...............................
    Accounting Fees and Expenses...........................................
    Legal Fees and Expenses................................................
    Printing and Engraving Expenses........................................
    Transfer and Registrar Fees............................................
    Miscellaneous..........................................................
                                                                              ----------
            Total..........................................................   $
                                                                              ==========

ITEM 15--INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Mo. Rev. Stat. 351.355 enumerates standards of conduct that are requisite to a corporation's obligation to provide indemnity to officers and directors and allows a corporation to indemnify based on a lower standard of conduct, if authorized in the corporation's articles of incorporation or any amendment thereto.

    Article Nine of the Restated Articles of Incorporation of First Banks provides that First Banks shall indemnify its officers and directors in all actions, whether derivative, nonderivative, criminal, administrative or investigative, if such party's conduct is not finally adjudged to be gross negligence or willful misconduct. This is a lower standard than that set forth in the statute described in the preceding sentence.

    Pursuant to a policy of directors' and officers' liability insurance, with total annual limits of $15 million, officers and directors of First Banks are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of First Banks in the discharge of their duties solely in their capacity as directors or officers of First Banks, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of First Banks.

    Under the Trust Agreement, First Banks will agree to indemnify each of the Trustees of First Capital or any predecessor Trustee for First Capital, and to hold each Trustee harmless against, any loss, damage, claims, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement.

    First Banks and First Capital have agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify First Capital and First Banks against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1 herewith.

ITEM 16--EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a) Exhibits--See Exhibit Index on Page II-5 hereof.

        (b) Financial Statement Schedules--Not applicable as all required information is contained in the financial statements and the notes thereto or in the selected financial data.

ITEM 17--UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the ``Act'') may be permitted to directors, officers and controlling persons of First Banks pursuant to the provisions described under

``Item 15--Indemnification of Directors and Officers'' above, or otherwise, First Banks has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by First Banks of expenses incurred or paid by a director, officer or controlling person of First Banks in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, First Banks will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    First Banks hereby undertakes that: (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by First Banks pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, First Banks certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on December 20, 1996.

                                   FIRST BANKS, INC.

                                   By: /s/  JAMES F. DIERBERG
                                       -----------------------------------------
                                       James F. Dierberg, Chairman of the Board,
                                       President and Chief Executive Officer

    Pursuant to the requirements of Securities Act of 1933, First Preferred Capital Trust certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and the State of Missouri on December 20, 1996.

                                   FIRST PREFERRED CAPITAL TRUST


                                   By: /s/  JAMES F. DIERBERG
                                       -----------------------------------------
                                       Trustee


                                   By: /s/  ALLEN H. BLAKE
                                       -----------------------------------------
                                       Trustee


                                   By: /s/  LAURENCE J. BROST
                                       -----------------------------------------
                                       Trustee

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James F. Dierberg, Allen H. Blake and Laurence
J. Brost and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                 TITLE                          DATE
               ---------                                 -----                          ----


        /s/  JAMES F. DIERBERG          Chairman of the Board of Directors,        December 20, 1996
--------------------------------------    President and Chief Executive Officer
           James F. Dierberg              (Principal Executive Officer)


         /s/  ALLEN H. BLAKE            Executive Vice President, Chief            December 20, 1996
--------------------------------------    Financial Officer, Secretary and
             Allen H. Blake               Director (Principal Financial Officer)


        /s/  LAURENCE J. BROST          Vice President and Controller               December 20, 1996
--------------------------------------    (Principal Accounting Officer)
           Laurence J. Brost


        /s/  DONALD GUNN, JR.           Director                                   December 20, 1996
--------------------------------------
            Donald Gunn, Jr.


          /s/  GEORGE MARKOS            Director                                   December 20, 1996
--------------------------------------
             George Markos

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                  DESCRIPTION
 -------                                                 -----------

  1.1        Form of Underwriting Agreement (including the Agreement Among the Underwriters).

  4.1        Form of Indenture.

  4.2        Form of Subordinated Debenture (included as an exhibit to Exhibit 4.1).

  4.3        Certificate of Trust of First Preferred Capital Trust.

  4.4        Trust Agreement of First Preferred Capital Trust.

  4.5        Form of Amended and Restated Trust Agreement.

  4.6        Form of Preferred Security Certificate of First Preferred Capital Trust (included as an exhibit to Exhibit 4.5.).

  4.7        Form of Preferred Securities Guarantee Agreement for First Preferred Capital Trust.

  4.8        Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5.).

  5.1        Opinion of Lewis, Rice & Fingersh, L.C. as to the validity of the issuance of the Subordinated Debentures.

  5.2        Opinion of Richards, Layton & Finger, special Delaware counsel, as to the validity of the issuance of the Preferred
               Securities to be issued by First Capital Trust.

  8.1        Opinion of Lewis, Rice & Fingersh, L.C. as to certain federal income tax matters.

 10.1        Shareholders' Agreement by and among James F. Dierberg, II and Mary W. Dierberg, Trustees under Living Trust of
               James F. Dierberg II, dated July 24, 1989, Michael James Dierberg and Mary W. Dierberg, Trustees under the Living
               Trust of Michael James Dierberg, dated July 24, 1989; Ellen C. Dierberg and Mary W. Dierberg, Trustees under
               Living Trust of Ellen C. Dierberg dated July 17, 1992, and First Banks, Inc. (incorporated herein by reference to
               Exhibit 10.3 to First Banks, Inc.'s Registration Statement on Form S-1 (File No. 33-50576) dated August 6, 1992).

 10.2        Comprehensive Banking System License and Service Agreement dated as of July 24, 1991, by and between First Banks,
               Inc. and Fiserv CIR, Inc. (incorporated herein by reference to Exhibit 10.4 to First Banks, Inc.'s Registration
               Statement on Form S-1 (File No. 33-50576) dated August 6, 1992).

 10.3        Facilities Management Agreement dated December 30, 1992 by and among FirstServ, Inc. and First Services, L.P.
               (incorporated herein by reference to Exhibit 10(i) to First Banks, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1992).

 10.4        Employment Agreement by and among the Company, First Bank-Missouri and John A. Schreiber, dated September 21, 1992
               (incorporated herein by reference to Exhibit 10(iii)(A) to the Company's Form 10-K for the year ended December
               31, 1993).

 10.5        Employment Agreement by and among First Banks, Inc., First Bank-Missouri and Donald W. Williams dated March 22,
               1993 (incorporated herein by reference to Exhibit 10(iii)(A) to First Banks, Inc.'s Form 10-K for the year ended
               December 31, 1993).

 10.6        $90,000,000 Secured Credit Agreement, dated as of July 18, 1996, among First Banks, Inc., The Boatmen's National
               Bank of St. Louis, Harris Trust and Savings Bank, American National Bank and Trust Company, The Frost National
               Bank and The Boatmen's National Bank of St. Louis, as Agent.

 10.7        Stock Purchase and Operating Agreement by and between First Banks, Inc. and BancTEXAS, Inc. dated May 19, 1994
               (incorporated herein by reference to Exhibit 2 to First Banks, Inc.'s Quarterly Report on Form 10-Q for the
               quarter ended June 30, 1994).

 11.1        Statement Regarding Computation of Per Share Earnings.

                                     II-5

 EXHIBIT
 NUMBER                                                  DESCRIPTION
 -------                                                 -----------

 12.1        Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.

 16.1        Letter from Arthur Andersen LLP re change in certifying accountant.

 23.1        Consents of KPMG Peat Marwick LLP, Independent Auditors.

 23.2        Consent of Arthur Andersen LLP, Independent Auditors.

 23.3        Consent of Lewis, Rice & Fingersh, L.C. (to be included in their opinion filed herewith as Exhibit 5.1).

 23.4        Consent of Richards, Layton & Finger (to be included in their opinion filed herewith as Exhibit 5.2).

 24          Power of Attorney (included on the signature page).

 25.1        Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Indenture.

 25.2        Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under Amended and
               Restated Trust Agreement.

 25.3        Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Preferred
               Securities Guarantee Agreement.

                                     II-6